Lam RESEARCH

ANNUAL REPORT 2026



INCREASING VELOCITY *for the AI era*



Accelerating what *comes next*

Progress waits for no one. Chipmakers are driving innovations at unprecedented speeds, fueling a demand for partners who can stay ahead. But even at a time where urgency is mission-critical, speed alone isn't enough. True advancement requires more – the ability to rapidly move ahead with a clear sense of where to go next. Speed plus direction. That's why Lam Research is increasing velocity to help propel our industry forward with purpose.

Through collaborative innovation and a network of labs around the globe, we seek to enable customers to **unlock breakthroughs** faster. Our leading technologies deliver **game-changing performance** to create the most advanced chips in the world. And we're making it all happen exactly where we believe it is most effective: closer to our customers, where our **resilient operations** work to eliminate distance and delay and our advanced services help our customers to maximize efficiency to enable **the fab of the future**.

By accelerating the pace of innovation with a relentless focus on what comes next, we are working to get there faster – because that's what today's chipmakers demand. At Lam Research, we're helping to build the AI era, atom by atom.

Dear Lam Stockholders,

Lam delivered the strongest financial results in our history in fiscal year 2026. We owe our success to the dedicated efforts of our employees around the world as well as close partnerships with our customers, suppliers, and industry partners. Revenue in fiscal year 2026 grew 26% year over year to a record $23.2 billion and diluted earnings per share increased 39% to a new fiscal year high of $5.76. We expanded gross margin to greater than 50% and achieved a record 35.3% operating margin. These results underscore the benefits we are seeing from our disciplined execution and the increased scale of our global operations. This performance also enabled us to invest a record $2.4 billion in research and development while returning $4.7 billion to stockholders through share repurchases and dividends.

Growing global investment in artificial intelligence (AI) is driving strong demand for higher performance semiconductor devices and manufacturing equipment. AI requires unprecedented levels of computational power, memory bandwidth, and storage capacity.

To enable these advances, semiconductor device architectures are becoming increasingly three-dimensional, with higher aspect ratios and new materials. These technology shifts align closely with Lam's strengths in deposition, etch, and clean, expanding our opportunity with each new device generation. Together with the strength of our product portfolio, we believe these trends position us well to outperform overall wafer fabrication equipment spending growth over the long term.



The demand environment for Lam's equipment shifted decisively higher through the fiscal year as our customers reported record revenue and profitability and announced multi-year investment timelines for new fabs. In response, we are expanding our manufacturing capacity and strengthening our supply chain to support our customers when they need us.

Demand was strong across all of our device market segments, and we are seeing additional opportunities being created for Lam as foundry-logic and DRAM devices move to three-dimensional architectures to deliver improved performance. We have more than a decade of technology leadership in 3D NAND, and we are benefiting from that experience as vertical scaling comes to foundry-logic and DRAM.

As Lam's business has grown, so has our installed base. Importantly, we continue to generate value long after each system ships. Our installed base now exceeds 100,000 chambers, with each chamber generating spares, service, and upgrade demand that has been more resilient across industry cycles. Revenue in our Customer Support Business Group (CSBG) grew 20% year over year, more than twice the rate of installed base chamber growth. We are also innovating to make our installed base tools more productive for our customers. Lam's Equipment Intelligence® solutions analyze data from hundreds of sensors on our tools, and our Dextro™ cobots use that data to perform automated preventive maintenance safely, precisely, and efficiently, work that a technician once did manually. This enables our customers' tools to spend more time processing wafers.

Supporting our customers at the pace of AI adoption has required us to increase both our manufacturing and innovation velocity. Over the past four years, we have nearly doubled our manufacturing capacity. In fiscal year 2026, we added approximately 3,400 employees across all functions of the company. We have expanded our global manufacturing footprint, extended our supply chain, and automated our warehouses. In August 2026, we broke ground in Oregon on what is intended to become our most advanced R&D lab, the first milestone of a planned investment of more than $3 billion in our global lab network over the next five years. This investment in our global labs is aimed at building competitive advantage for Lam in the devices and equipment the industry will need five to ten years from now. Locating labs close to our customers is intended to increase innovation velocity by allowing a wafer to leave a customer's fab, be processed on a Lam tool still in the early stages of development, and return the wafer for evaluation and further processing on the same day. This is velocity made possible by proximity.

In the global communities in which we operate, how we do our work matters as much as what we build. We met or exceeded nearly all the multi-year sustainability goals we set for calendar year 2025, and we have established a new set of 2030+ goals that reflect both the opportunity ahead and the responsibility that comes with industry leadership. These and other efforts are described in our 2025 Global Impact Report.

As we enter fiscal year 2027, we are equipped with a product portfolio built for the technology inflections ahead and see an industry investing at record levels. With AI evolving at an unprecedented pace, there has never been a more exciting time to be part of this industry. We are confident Lam will continue to deliver the innovations that enable the next generation of semiconductor scaling, positioning Lam to create lasting value for our customers, employees, stockholders, and communities.

Sincerely,



Timothy M. Archer
President
and Chief Executive Officer



Abhijit Y. Talwalkar
Chair of the Board

September 24, 2026



Delivered record financial performance with continued investment in innovation to extend technology leadership

In fiscal 2026, Lam achieved consecutive record revenue and diluted earnings per share, supported by sustained customer demand.

Performance Overview - Fiscal Year 2026

$23.23 billion

Revenue

$5.76

Diluted earnings per share

$2.38 billion

R&D expenses

35.3%

Operating margin

$5.86 billion

Operating cash flows

$3.47 billion

Share repurchases

$1.27 billion

Dividends paid


Revenue (Billions)
$25
$20
$15
$10
$5
$0
FY'22
FY'23
FY'24
FY'25
FY'26


R&D Spend (Millions)
$2,500
$2,000
$1,500
$1,000
$500
$0
FY'22
FY'23
FY'24
FY'25
FY'26


Diluted Earnings per Share**
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
FY'22
FY'23
FY'24
FY'25
FY'26

** The Company effected a ten-for-one stock split of its common stock in October 2024, all values prior to that time have been restated for comparability.



TRANSFER AGENT AND REGISTRAR

For a response to questions regarding misplaced stock certificates, changes of address, or the consolidation of accounts, please contact the Company's transfer agent.

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
1-877-265-2630

Private Couriers/Registered Mail:
Computershare Investor Services
150 Royall St., Suite 101
Canton, MA 02021

TDD for Hearing Impaired:
1-800-952-9245

Foreign Stockholders:
1-201-680-6578

Website Address:
www.computershare.com/investor

STOCK LISTING

The Company's common stock is traded on the Nasdaq Global Select Market℠ under the symbol LRCX. Lam Research Corporation is a Nasdaq-100 Index® and S&P 500® company.

INVESTOR RELATIONS

Lam Research Corporation welcomes inquiries from its stockholders and other interested investors. For additional copies of this report or other financial information, please contact:

Investor Relations
Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538
1-510-572-1615
investor.relations@lamresearch.com

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 9:30 a.m. Pacific Time on Tuesday, November 3, 2026.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report, including the letter to our stockholders contained herein, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this annual report are forward-looking statements. In some cases, forward-looking statements can be identified by words such as "accelerate," "ahead," "aim," "become," "believe," "come," "confident," "continue," "drive," "evolve," "expand," "goal," "grow," "increase," "intend," "move," "multi-year," "next," "opportunity," "plan," "position," "possible," "require," "see," "seek," "shift," "toward," "will," or variations of these words or other similar expressions. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Forward-looking statements in this annual report include, but are not limited to, statements concerning: our partnerships with our customers, suppliers, and industry partners; the perceived benefits from our operational execution and scale; industry, technology, and demand trends, including related to artificial intelligence ("AI") and the pace of its evolution, higher performance semiconductor devices and manufacturing equipment, power, memory and storage requirements, device architecture structures, aspect ratios, and materials, technology inflections, and investment levels, and the related opportunities or perceived benefits, including in foundry-logic and dynamic random-access memory ("DRAM"); our belief regarding our position to outperform overall wafer fabrication equipment ("WFE") spending growth over the long term; the benefit of our experience in 3D NAND in relation to opportunities in foundry-logic and DRAM; our plans to expand manufacturing capacity, strengthen our supply chain, and support our customers; our customers' investment timelines for new fabs; our installed base generating value or increasing productivity; the resilience of spares, service, and upgrade demand across industry cycles; the safety, precision, or efficiency of our cobots; our planned investments in research and development ("R&D") and the intended benefits; our 2030+ goals; the capabilities of our product portfolio relative to future device generations and technology inflections; and our ability to innovate and create lasting value. These forward-looking statements are not a guarantee of future performance and involve a number of risks, uncertainties, and other factors that could cause our actual results or outcomes, or the timing of our results or outcomes, to differ materially from those expressed or implied in this annual report. Such risks, uncertainties, and other factors include, among others, the following: our assumptions related to continued expansion of the WFE market, growth of deposition and etch intensity, and scaling of our operating framework may prove invalid; business, economic, political and/or regulatory conditions in the consumer electronics industry, including wafer fabrication equipment spending, the semiconductor industry and the overall economy may deteriorate or change; the actions, performance, or investment levels of our customers and competitors may be inconsistent with our expectations; customer and product mix, including across market segments and geographical regions, may change; we may be unable to effectively manage and implement pricing actions, realize the value of our products and technology, successfully commercialize new products and technologies, or execute on perceived opportunities; we may be unable to achieve anticipated operational, manufacturing, supply chain, procurement, and scale efficiencies; customer technology transitions, capacity expansions, and fab construction projects may have different timing or be less successful than we expect; we may be unable to manage operating expenses effectively while continuing to invest in R&D, product innovation, customer support, and future growth opportunities; trade regulations, export controls, tariffs, trade disputes, and other geopolitical developments may inhibit our ability to sell our products; supply chain cost increases, tariffs, and other inflationary pressures have impacted and may continue to impact our profitability; supply chain disruptions or manufacturing capacity constraints may limit our ability to manufacture and sell our products; natural and human-caused disasters, disease outbreaks, war, terrorism, political or governmental unrest or instability, or other events beyond our control may impact our operations and revenue in affected areas; and the other factors described in Part I, Item 1, "Business," Part I, Item 1A, "Risk Factors," Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk" of our Annual Report on Form 10-K for the fiscal year ended June 28, 2026 and other documents we file from time to time with the Securities and Exchange Commission, such as our quarterly reports on Form 10-Q and our current reports on Form 8-K. You should evaluate all forward-looking statements made in this annual report in the context of these risks, uncertainties, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based on our current beliefs, expectations, and assumptions about future events. Except as required by law, we do not undertake any obligation to revise or update these forward-looking statements as a result of events or circumstances that occur after the date of this annual report or to reflect the occurrence or effect of anticipated or unanticipated events.

TRADEMARK INFORMATION

September 24, 2026

Dear Lam Research Stockholders,

We cordially invite you to attend the Lam Research Corporation 2026 Annual Meeting of Stockholders. The annual meeting will be held on Tuesday, November 3, 2026, at 9:30 a.m. Pacific Time. This year's annual meeting will be virtual. You may attend the annual meeting, vote, and submit your questions during the live webcast of the annual meeting by visiting *virtualshareholdermeeting.com/LRCX2026* and entering the 16-digit control number included in our Notice of Internet Availability or on your proxy card.

At this year's annual meeting, stockholders will be asked to:

(1) elect the 10 nominees named in the accompanying proxy statement as directors to serve until the next annual meeting of stockholders and until their respective successors are elected and qualified;

(2) cast an advisory vote to approve our named executive officer compensation;

(3) ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2027; and

(4) vote on the stockholder proposal described in the proxy statement, if properly presented at the annual meeting.

The Board of Directors recommends that you vote in favor of each director nominee and for Proposals Nos. 2 and 3. In addition, stockholders will also be asked to consider Proposal No. 4, if properly presented, which is a stockholder proposal, and which the Board of Directors recommends you vote against. Management will not provide a business update during the annual meeting; please refer to our latest quarterly earnings report for our most recently provided outlook.

Please refer to the proxy statement for more detailed information about the annual meeting, each director nominee, each of the proposals, and instructions on how to cast your vote. **Your vote is important, and we strongly urge you to cast your vote as soon as possible by internet, telephone, or mail, even if you plan to attend the meeting.**

Sincerely yours,

Abhijit Y. Talwalkar
Chair of the Board

Notice of 2026 Annual Meeting of Stockholders

Meeting Information

Category	Details
Date and Time	Tuesday, November 3, 2026 9:30 a.m. Pacific Time
Place	Via the Internet at *virtualshareholdermeeting.com/LRCX2026*
Record Date	Only stockholders of record at the close of business on September 4, 2026 are entitled to notice of, and to vote at, the annual meeting (including any adjournment or postponement thereof).

Proxy Materials

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD NOVEMBER 3, 2026

Our proxy statement and 2026 Annual Report are available at *investor.lamresearch.com* and *www.proxyvote.com*.

Elect Electronic Delivery
Save Time, Money, & Trees

As part of our efforts to be an environmentally responsible corporate citizen, we encourage Lam stockholders to voluntarily elect to receive future proxy materials electronically.

- If you are a registered stockholder, please visit *www.investordelivery.com* for simple instructions.
- If you are a stockholder who owns stock through a broker or brokerage account, please opt for e-delivery at *www.investordelivery.com* or by contacting your nominee.

Date of Distribution

The proxy materials are first being made available or mailed to our stockholders on or about September 24, 2026.

Items of Business

#	Proposal	Our Board's Recommendation
1.	Election of 10 directors named in the proxy statement to serve until the next annual meeting of stockholders and until their respective successors are elected and qualified	☑ **FOR** each Director Nominee
2.	Advisory vote to approve our named executive officer compensation	☑ **FOR**
3.	Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2027	☑ **FOR**
4.	Stockholder proposal, if properly presented at the annual meeting	☒ **AGAINST**
	Transaction of such other business as may properly come before the annual meeting (including any adjournment or postponement thereof)	

Voting

Please vote as soon as possible, even if you plan to attend the annual meeting, on all of the voting matters. You have three options for submitting your vote before the annual meeting:

By internet	By phone	By mail
www.proxyvote.com	1-800-690-6903	Complete, sign, and date your proxy card and return it in the postage-paid envelope

The proxy statement and your proxy card provide more detailed voting instructions.

IT IS IMPORTANT THAT YOU VOTE to play a part in the future of the Company. Please carefully review the proxy materials for the 2026 Annual Meeting of Stockholders.

By Order of the Board of Directors,

Ava A. Harter
Secretary
Fremont, California
Dated: September 24, 2026

Lam Research Corporation Proxy Statement

TABLE OF CONTENTS

This proxy statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this proxy statement are forward-looking statements. In some cases, forward-looking statements can be identified by words such as “aim,” “annual,” “assume,” “become,” “believe,” “can,” “commit,” “continue,” “could,” “drive,” “endeavor,” “estimate,” “every year,” “expand,” “expect,” “focus,” “future,” “goal,” “grow,” “initiative,” “intend,” “likely,” “long-term,” “maintain,” “may,” “might,” “objective,” “ongoing,” “opportunity,” “over time,” “plan,” “possible,” “potential,” “preliminary,” “progress,” “regular,” “remain,” “seek,” “short-term,” “should,” “strategy,” “strive,” “target,” “transition,” “view,” “will,” “would,” or variations of these words or other similar expressions. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement include, but are not limited to, statements concerning: environmental, social, and governance (“ESG”) plans, targets, and goals; corporate governance practices; director and executive compensation programs; and equity compensation utilization. These forward-looking statements are not a guarantee of future performance and involve a number of risks, uncertainties, and other factors that could cause our actual results or outcomes, or the timing of our results or outcomes, to differ materially from those expressed or implied in this proxy statement. Such risks, uncertainties, and other factors include, among others, those described in Part I, Item 1, “Business,” Part I, Item 1A, “Risk Factors,” Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Part II, Item 7A, “Quantitative and Qualitative Disclosures About Market Risk” of our Annual Report on Form 10-K for the fiscal year ended June 28, 2026 (“2026 Annual Report”) and other documents we file from time to time with the Securities and Exchange Commission (“SEC”), such as our quarterly reports on Form 10-Q and our current reports on Form 8-K. You should evaluate all forward-looking statements made in this proxy statement in the context of these risks, uncertainties, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based on our current beliefs, expectations, and assumptions about future events. Except as required by law, we do not undertake any obligation to revise or update these forward-looking statements as a result of events or circumstances that occur after the date of this proxy statement or to reflect the occurrence or effect of anticipated or unanticipated events.

Website references throughout this document are inactive textual references and provided for convenience only, and the content of any website or report referred to in this proxy statement is not a part of nor incorporated by reference in this proxy statement. The Global Impact report shall not be deemed soliciting material.

Proxy Statement Summary

We are making these proxy materials available to you in connection with the solicitation of proxies by the Board of Directors (the "Board") of Lam Research Corporation ("Lam Research," "Lam," the "Company," "we," "our," or "us") for use at our 2026 Annual Meeting of Stockholders (the "annual meeting") to be held virtually on November 3, 2026 at 9:30 a.m. Pacific Time, or at any other time following adjournment or postponement thereof. You are invited to participate in the annual meeting and to vote on the proposals described in this proxy statement (the "proxy statement"). The proxy materials are first being made available or mailed to our stockholders on or about September 24, 2026. The following summary does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

About Lam Research Corporation

We are a global supplier of innovative wafer fabrication equipment and services to the semiconductor industry. Our customer base includes leading semiconductor memory, foundry, and integrated device manufacturers that make products such as non-volatile memory, dynamic random-access memory, and logic devices. We have built a strong global presence with core competencies in areas such as nanoscale manufacturing enablement, chemistry, plasma and fluidics, advanced systems engineering, and a broad range of operational disciplines. Our core technical competency is integrating hardware, process, materials, software, and process control enabling results on the wafer. Our products and services are designed to help our customers build smaller and better performing devices that are used in a variety of electronic products, including mobile phones, personal computers, cloud and enterprise servers, wearables, automotive vehicles, and data storage devices.

Fiscal Year 2026 Financial Highlights

$23.23 Billion
Revenue

$4.74 Billion
Returned to Stockholders[1]
(capital return)

$1.27 Billion in Dividends

$3.47 Billion in Repurchases[1]

$2.38 Billion
Research and Development Spending

$5.86 Billion
Cash flows from Operations

$5.76
Earnings per Diluted Share

(1) Figures for capital returned to stockholders and amounts repurchased include brokerage fees and commissions and excise taxes.

Proposals and Voting Recommendations

Items of Business	Board Vote Recommendation
Proposal No. 1: Election of Director Nominees	**FOR** each director nominee
Proposal No. 2: Advisory Vote to Approve Our Named Executive Officer Compensation	**FOR**
Proposal No. 3: Ratification of the Appointment of KPMG LLP as our Independent Registered Public Accounting Firm for Fiscal Year 2027	**FOR**
Proposal No. 4: Stockholder proposal, if properly presented at the meeting	**AGAINST**

Summary Information Regarding Director Nominees

The Board and nominating and governance committee believe that each of the director nominees listed below are highly qualified and possess the skills and experience required to enable them to effectively contribute to the Board's oversight and direction of the Company. A description of the specific experiences, qualifications, attributes, and skills that led our Board to conclude that each of the director nominees should serve as a director follows the biographical information of each director nominee contained in the "*Voting Proposals – Proposal No. 1: Election of Director Nominees – 2026 Nominees for Director*" section beginning on page 68.

	Director			Committee Membership[2]				
Name	**Age**	**Since**	**Independent[1]**	**AC**	**CHC**	**NGC**	**ITC**	**Other Current Public Boards**
Timothy M. Archer	59	2018	No					Johnson Controls
Eric K. Brandt	64	2010	Yes	C/FE		M		Gen Digital, Nutanix, Option Care Health
Ita M. Brennan	59	2024	Yes	M/FE				Cadence Design Systems, Planet Labs
Anirudh Devgan	57	2026	Yes	*			M	Cadence Design Systems
John M. Dineen	63	2023	Yes	M				Cognizant Technology Solutions
Mark Fields	65	2024	Yes	*	M			QUALCOMM
Ho Kyu Kang	64	2023	Yes				C	
Bethany J. Mayer	64	2019	Yes	M/FE		M	M	Astera Labs, Box, Hewlett Packard Enterprise
Jyoti K. Mehra	50	2021	Yes		C			
Abhijit Y. Talwalkar	62	2011	Yes (Chair)		M	M	M	Advanced Micro Devices, iRhythm Technologies, TE Connectivity

(1) Independence determined in accordance with Nasdaq listing rules.

(2) Memberships shown as of the date of this proxy statement. On November 3, 2026, certain membership changes will take effect. See "*Governance Matters – Corporate Governance – Board Committees*" for details.

AC – Audit committee

CHC – Compensation and human resources committee

NGC – Nominating and governance committee

ITC – Innovation and technology committee

C – Chair

M – Member

FE – Audit committee financial expert (as determined based on SEC rules)

***** – Qualifies as an audit committee financial expert (as determined by SEC rules)

Director Nominee Composition Highlights and Skills Matrix

Our nominating and governance committee regularly evaluates the Board's composition and membership criteria to assess the appropriate balance of experience, qualifications, skills, tenure, and other characteristics considered important to support the needs of our business, overall Board effectiveness and, ultimately, the long-term interests of the Company and its stockholders. Composition highlights and a skills matrix containing key qualifications, skills, and experiences considered most relevant in the nominating and governance committee's decision to nominate candidates to serve on our Board are provided below. Not having a mark does not mean the director nominee does not possess that qualification, skill, or experience.

For more information about each director nominee, including biographical information, qualifications, skills, and experiences, and our Board's approach to refreshment, please refer to the sections titled "*Voting Proposals – Proposal No. 1: Election of Director Nominees – 2026 Nominees for Director*" beginning on page 68 and "*Governance Matters – Corporate Governance – Our Approach to Promoting Board Effectiveness"* beginning on page 11, respectively.

Tenure
Average of 6.3 years


20%
20%
60%
< 5 yrs
5-10 yrs
> 10 yrs

Age
Average of 60.7


10%
90%
< 55 yrs
55-65 yrs

Independence
9 of 10


10%
90%
Independent
Non-Independent

Key Qualifications, Skills, & Experiences of Director Nominees	Timothy M. Archer	Eric K. Brandt	Ita M. Brennan	Anirudh Devgan	John M. Dineen	Mark Fields	Ho Kyu Kang	Bethany J. Mayer	Jyoti K. Mehra	Abhijit Y. Talwalkar
Industry Knowledge – Knowledge of and experience with semiconductor and broader technology industries and markets provides our Board members with a deeper understanding of our products and services, the market sectors in which we and our customers compete, and the broader technology end markets that drive demand in our industry.	✓	✓	✓	✓		✓	✓	✓	✓	✓
Customer/Deep Technology Knowledge – Directors who possess deep knowledge and understanding of semiconductor processing equipment technologies assist our Board in overseeing our business and strategies and enhance the Board's understanding of our customers' markets and needs.	✓	✓		✓			✓			✓
Marketing, Disruptive Technology, and Strategy Experience – Directors with extensive knowledge and experience in business-to-business marketing and sales, and services and/or business development, or experience identifying and developing disruptive technologies and leading corporate strategy, provide value to the Board by offering critical insights and expertise on identifying and understanding new markets, expanding market share, and communicating with customers, particularly where such experience is in a capital equipment industry, and also provide the Board with critical guidance needed to progress in our innovation goals and drive semiconductor breakthroughs.	✓	✓	✓	✓	✓	✓		✓		✓
Leadership Experience – Current or former experience in an executive-level leadership position at a significant business allows our directors to provide the Board with important perspectives and knowledge regarding business strategy, operations, corporate culture, succession planning, and management and leadership best practices.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

(table continues on next page)

Key Qualifications, Skills, & Experiences of Director Nominees	Timothy M. Archer	Eric K. Brandt	Ita M. Brennan	Anirudh Devgan	John M. Dineen	Mark Fields	Ho Kyu Kang	Bethany J. Mayer	Jyoti K. Mehra	Abhijit Y. Talwalkar
Finance Experience – Directors with profit and loss (“P&L”) and financing experience as an executive responsible for financial results of a breadth and level of complexity comparable to the Company help our Board oversee the Company’s financial planning, operations, investment strategies, capital allocation, and financial reporting.	✓	✓	✓	✓	✓	✓		✓		✓
Global Business Experience – Experience as a current or former business executive of a business with substantial global operations provides our Board with unique insights on managing an international business, global scale expansion, and understanding cultural norms.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mergers and Acquisitions (“M&A”) Experience – Directors with M&A and integration experience (including buy- and sell-side and hostile M&A experience) as a public company director or officer provide our Board with key background and insights in assisting management with reviewing strategic alternatives, analyzing potential targets, post-deal integration, and oversight of transactions.	✓	✓	✓	✓	✓	✓		✓	✓	✓
Comparative Board/Governance Experience – Recent or current experience as a director of another public company or significant involvement with the corporate governance requirements and practices of a public company board while serving in a senior leadership position at another public company, provides our Board with an understanding of the board’s role in essential matters, including oversight of strategy, operations, risk, compliance and succession planning, effective interactions with significant stockholders, and the proper dynamics between the board and senior management.	✓	✓	✓	✓	✓	✓		✓	✓	✓
Cybersecurity Experience – An understanding of and/or experience overseeing corporate cybersecurity or information security programs and a history of participation in relevant cyber education, is an increasingly important background for our directors to possess and provides our Board with valuable knowledge in overseeing and navigating cybersecurity threats.	✓	✓	✓	✓	✓			✓	✓	
Human Capital Management Experience – Experience serving as a member of the compensation committee of a public company, head of human resources, or as direct manager of the head of human resources, or other experience in setting talent management policies in large organizations, aids our Board in overseeing the management of human capital, including culture, engagement, recruiting, retention, compensation, and succession planning.	✓	✓		✓	✓	✓		✓	✓	✓
Risk Management Experience – Directors with experience serving as a member of the audit committee of a public company, or directly overseeing enterprise risk management or business continuity planning in a large organization, or other experience in managing risk at the enterprise level or in a senior compliance or regulatory role assist our Board in understanding how to effectively evaluate and oversee the management and reporting of enterprise risks.	✓	✓	✓	✓	✓	✓		✓	✓	✓
Manufacturing/Operations Experience – Directors with relevant experience in manufacturing and operations processes or management experience in operations at a company comparable to Lam serve as a valuable asset to our Board and have deeper knowledge of our business, products, services, and customers.	✓	✓		✓	✓	✓	✓	✓		

Corporate Governance Highlights

Board and Other Governance Information	As of September 24, 2026
Size of Board as Nominated	10
Number of Independent Nominated Directors	9
Number of Nominated Directors Who Attended ≥75% of Meetings	10
Number of Nominated Directors on More Than Four Public Company Boards	0
Number of Nominated Non-Employee Executive Officer Directors Who Are on More Than Two Public Company Boards	0
Limitations on Director Commitments, Including Other Board and Committee Memberships and Leadership, With Commitments Evaluated Annually (Page 15)	Yes
Directors Subject to Stock Ownership Guidelines (Page 15)	Yes
Hedging and Pledging Prohibited (Page 43)	Yes
Annual Election of All Directors (Page 67)	Yes
Voting Standard (Page 67)	Majority of votes cast[1]
Plurality Voting Carveout for Contested Elections	Yes
Separate Chair and CEO	Yes
Independent Board Chair (Page 14)	Yes
Independent Directors Meet Without Management Present (Page 14)	Yes
Annual Board (Including Individual Director) and Committee Self-Evaluations (Page 12)	Yes
Annual Independent Director Evaluation of CEO (Page 17)	Yes
Risk Oversight by Full Board and Committees (Page 18)	Yes
Board Refreshment (Page 12)	Yes
Robust Director Nomination Process (Page 13)	Yes
Significant Board Engagement (Page 17)	Yes
Board Orientation/Education Program (Page 13)	Yes
Code of Ethics Applicable to Directors (Page 11)	Yes
Stockholder Proxy Access (Pages 14, 88)	Yes
Stockholder Right to Act by Written Consent	Yes
Stockholder Right to Call a Special Meeting	Yes
Stockholder Engagement Program (Page 20)	Yes
Poison Pill	No
Board Oversight of Environmental, Social and Governance (Including Climate), Human Capital, Information Security (Including Cybersecurity) & Political Activities (Page 17)	Yes
Publication of Annual Global Impact Report aligned with GRI, SASB, and TCFD[2] standards (Pages 7, 24)	Yes

(1) A nominee will be elected as a director at the annual meeting only if the votes cast for such nominee's election exceed the votes cast against such nominee's election. If an incumbent fails to receive the required majority, their previously submitted resignation will be promptly considered by the Board.

(2) "GRI" refers to the Global Reporting Initiative, "SASB" refers to the Sustainability Accounting Standards Board, and "TCFD" refers to the Task Force on Climate-Related Financial Disclosures.

Executive Compensation Highlights

What We Do
Pay for Performance (Pages 29-32, 59) – Our executive compensation program is designed to pay for performance; over 90% of the annual incentive program is tied to company financial, strategic, and operational performance metrics; the long-term incentive program uses a combination of market-based performance restricted stock units (each, a "Market-based PRSU") with performance based on relative total shareholder return ("TSR"), and service-based restricted stock units (each, an "RSU").
Three-Year Performance Period for Our Long-Term Incentive Program (Page 40) – Our current long-term incentive program is designed to pay for performance over a period of three years.
Absolute and Relative Performance Metrics (Pages 32, 36, 40) – Our annual and long-term incentive programs for executive officers include the use of absolute and relative performance factors.
Balance of Annual and Long-Term Incentives – Our incentive programs provide a balance of annual and long-term incentives.
Different Performance Metrics for Annual and Long-Term Incentive Programs (Pages 32, 36, 40) – Our annual and long-term incentive programs use different performance metrics.
Capped Amounts (Pages 36, 40) – Amounts that can be earned under the annual and long-term incentive programs are capped. Beginning with our 2025/2027 long-term incentive program, the maximum payout is capped at 100% of target if our absolute TSR is negative.
Compensation Recovery/Clawback Policy (Page 43) – We have a clawback policy which applies to the Company's current and former executive officers covered by Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which we must recoup, on a pre-tax basis, the excess amount of incentive-based compensation granted, earned, or vested wholly or in part on the attainment of any financial reporting measure during the three completed fiscal years immediately preceding the date on which the Company is required to prepare a restatement. The policy applies regardless of fault, fraud, or misconduct with respect to any and all incentive-based compensation that was received on or after October 2, 2023.
Prohibit Option Repricing – Our stock incentive plans prohibit option repricing without stockholder approval.
Stock Ownership Guidelines (Page 43) – We have stock ownership guidelines for each of our executive officers and certain other senior executives; each of our named executive officers has met their individual ownership level under the current program or has a period of time remaining under the guidelines to do so.
Independent Compensation Advisor (Page 45) – The compensation and human resources committee benefits from its utilization of an independent compensation advisor retained directly by the committee that provides no other services to the Company.
Stockholder Engagement (Page 34) – We engage with stockholders on an annual basis and stockholder advisory firms on an as needed basis to obtain feedback concerning our executive compensation program.

What We Don't Do
Tax "Gross-Ups" for Perquisites, for Other Benefits or upon a Change in Control (Pages 44, 50, 53) – Our executive officers do not receive tax "gross-ups" for perquisites, for other benefits, or upon a change in control.[1]
Single-Trigger Change in Control Provisions (Pages 44, 53) – Our executive change in control policy does not have single-trigger provisions.

(1) Our executive officers may receive tax gross-ups in connection with relocation benefits and anniversary milestone awards, which are widely available to all of our employees.

Environmental, Social, and Governance Highlights

Our ESG strategy supports the success of our business. It provides a framework for meaningful investments, proactive risk management, support for our customers to achieve their goals, and globally focused action. Our approach emphasizes engagement, goal setting, and accountability. In calendar year 2025, we introduced our refreshed strategy, "Impact *plus*", through three pillars: Product+, People+, and Planet+, which are supported by our business and governance practices. In calendar year 2025, we achieved or exceeded many of our 2025 ESG goals, which are highlighted in the table below. We have also received recognition from our customers and from independent raters and rankers, including being named among the World's Most Ethical Companies by Ethisphere and being included on the Dow Jones Best-in-Class North America Index. References to specific years in the paragraph and table below are to calendar years.

Building on the progress we made through 2025, we refreshed our goal program through a cross-functional review, assessing which goals to reset, retire, or reframe, as well as where to set our sights next. The result is a new set of 2030+ goals grounded in action plans and industry best practices, and approved through our ESG governance structure. Our ESG strategy, 2030+ goals, and status are described in our 2025 Global Impact report, available at *www.lamresearch.com/global-impact-report/*.

Pillar	2025 Goal	2025 Progress
Product+	Achieve more than 90% compliance with our social and environmental expectations across our top-tier suppliers[1]	We assess compliance with our expectations in a variety of ways, including responses to our annual Conflict Minerals Reporting Template survey. In 2025, 96% of our top 100 direct suppliers responded to this survey.
	Engage with at least 50% of our top-tier suppliers on environmental sustainability opportunities.	The Supply Chain ESG team conducted 17 energy assessments at supplier facilities in 2025. Through these assessments, we identified potential savings of 16.5 million kilowatt-hours ("kWh").
	Increase engagement with all suppliers on social and environmental topics through assessment, training, and capacity building.	We identified and deepened engagement with suppliers critical to future business growth and provided targeted training on our Global Supplier Code of Conduct, ethics, compliance, and broader ESG expectations to reinforce alignment with our standards, engaging 75 suppliers through 10 webinars and four in-person SBT workshops, with 425 participants.
	46.5% of suppliers measured by emissions have science-based targets ("SBTs") by 2025.	We exceeded this goal in 2025, with 53.8% of suppliers measured by emissions having set SBTs.
	83% of customers measured by emissions have SBTs.[2]	By the end of 2025, 35.1% of customers by emissions had SBTs, a significant increase from 9% in 2024.
People+	Build on our high-performance culture with best-in-class employee engagement at the global benchmark as measured by our annual employee survey.	In 2025, we achieved an 85 engagement score, five points above the global benchmark, and a 77 Belong and Connect Index score, one point above the global benchmark.
	Determine key targets for larger-scale impact aligned to a new strategic focus.	Lam's Powering Breakthroughs Together community impact framework continued to guide our giving and signature program initiatives in 2025.
	Implement measurement of outcomes for key program and large-scale grants.	Our 2030 goal, combined with our long-term grant making process across our three impact pillars, provides the framework for measuring outcomes over the next five years.
	Increase annual unique participation rate in all employee giving programs from 10% to 30%.	In 2025, Lam exceeded this goal, achieving a 55% participation rate across employee giving and volunteer programs.
	Contribute 40,000 employee volunteer hours annually.	In 2025, we exceeded this goal, with employees contributing 48,868 volunteer hours globally.
	Maintain an Occupational Safety and Health Administration recordable injury rate at or below 0.4 annually.	In 2025, we achieved a recordable injury rate of 0.26, well below industry averages and a 7% decrease from 2024. We also reduced lost-time injuries by 17%.

Pillar	2025 Goal	2025 Progress
Planet+	Achieve 12 million kWh in total energy savings by 2030 from a 2019 baseline.	In 2025, we exceeded this goal, having cumulatively saved more than 13.7 million kWh.
	Achieve zero waste to landfill for hazardous waste.	Only 1% of hazardous waste was disposed to landfill. We continued to prioritize alternatives to landfill when possible.
	Reduce absolute Scope 1 and 2 (market-based) GHG emissions 25% by 2025 from a 2019 baseline.	By the end of 2025, we had reduced Scope 1 and 2 (market-based) GHG emissions more than 36% from a 2019 baseline through replacement of a high global warming potential heat transfer fluid, renewable energy credits, and energy efficiency projects across the globe.
	Achieve 80 million gallons of water savings in water-stressed regions from a 2019 baseline.	Achieved more than 85 million gallons of water savings from a 2019 baseline.
Business and Governance	Continue to expand our disclosure and alignment with industry-recognized frameworks and standards.	Key points of progress made since 2020 include: adding SASB and TCFD frameworks to our reporting, improving scores with CDP, MSCI, and Sustainalytics, updating key policies, forming a cross-functional working group on emerging ESG disclosure and compliance requirements, and shifting our data management platform to streamline reporting.

(1) Top-tier suppliers are defined as the top 100 direct suppliers by spend, which account for approximately 88% of direct spend and 92% of direct supplier emissions, with some variability year-over-year. Direct suppliers are defined as those who provide parts, assemblies, and services to produce parts used to manufacture and support Lam’s products. Indirect suppliers are all other goods and services used by Lam’s daily operations that are not parts, assemblies, or services directly tied to producing parts used to manufacture or support Lam’s products.

(2) Lam did not achieve its goal of 83% of its customers measured by emissions having set SBTs by 2025. Despite customers having long-term goals in place, Science-Based Targets initiative (“SBTi”) requirements do not provide the flexibility some of our customers require in setting and measuring their short-term goals.

Stock Ownership

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth certain information regarding the beneficial ownership of shares of Lam common stock as of September 4, 2026 (except as otherwise indicated) by: (1) each person or entity known by us to beneficially own more than 5% of Lam's common stock; (2) each director of the Company; (3) each NEO identified in the section titled "*Compensation Matters – Executive Compensation and Other Information – Compensation Discussion and Analysis*" below; and (4) all current directors and executive officers as a group. The information in the table below is based on our review of filings made with the SEC or our records. Except as otherwise indicated in the footnotes to the table below, and subject to community property laws where applicable, we believe each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. The percentage of shares beneficially owned is calculated using 1,251,424,362 as the number of shares of Lam common stock outstanding on September 4, 2026.

Beneficial Ownership Table

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned[(1)]		Percentage of Shares Beneficially Owned
5% Stockholders			
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	117,779,780	(2)	9.41 %
Vanguard Capital Management 100 Vanguard Boulevard Malvern, PA 19355	93,575,293	(3)	7.48 %
Directors			
Sohail U. Ahmed	35,215		*
Timothy M. Archer (also a Named Executive Officer)	1,535,779		*
Eric K. Brandt	144,705		*
Ita M. Brennan	5,342		*
Michael R. Cannon	191,375		*
Anirudh Devgan	1,453		*
John M. Dineen	9,135		*
Mark Fields	5,882		*
Ho Kyu Kang	9,664		*
Bethany J. Mayer	32,187		*
Jyoti K. Mehra	18,475		*
Abhijit Y. Talwalkar	87,142		*
Named Executive Officers ("NEOs")			
Douglas R. Bettinger	1,042,796		*
Seshasayee (Sesha) Varadarajan	235,420		*
Neil J. Fernandes	56,985		*
Vahid Vahedi	322,606		*
All current directors and executive officers as a group (18 people)	3,824,028		*

Note: Unless otherwise indicated, the principal address of each of the stockholders above is c/o Lam Research Corporation, 4650 Cushing Parkway, Fremont, California 94538.

* Less than 1%

(1) Includes shares subject to outstanding stock options that are exercisable within 60 days of September 4, 2026, as well as shares issuable upon settlement of RSUs that vest within that time period, as follows:

	Shares
Sohail U. Ahmed	1,635
Timothy M. Archer	552,530
Eric K. Brandt	1,635
Michael R. Cannon	1,635
Ita M. Brennan	1,635
Anirudh Devgan	1,141
John M. Dineen	1,635
Mark Fields	1,635
Ho Kyu Kang	1,635
Bethany J. Mayer	1,635
Jyoti K. Mehra	1,635
Abhijit Y. Talwalkar	1,635
Douglas R. Bettinger	—
Neil J. Fernandes	22,700
Vahid Vahedi	71,940
Seshasayee (Sesha) Varadarajan	66,200
All current directors and executive officers as a group (18 people)	730,861

The terms of any outstanding stock options that are exercisable within 60 days of September 4, 2026, and RSUs that vest within that time period, are reflected in the table "Outstanding Equity Awards at Fiscal Year 2026 Year-End" on page 52.

As discussed in "Governance Matters – Director Compensation" below, non-employee directors receive an annual equity award as part of their compensation. These awards generally vest on October 31, 2026, subject to continued service on the Board as of that date, with immediate delivery of the shares upon vesting. For 2026, Messrs. Ahmed, Brandt, Cannon, Dineen, Fields, and Talwalkar; Mss. Brennan, Mayer, and Mehra; and Dr. Kang each received awards of 1,635 RSUs, and Dr. Devgan, who joined the Board on February 3, 2026, received an award of 1,141 RSUs.

(2) All information regarding BlackRock, Inc. ("BlackRock") is based solely on information disclosed in amendment number 16 to Schedule 13G filed by BlackRock with the SEC on January 25, 2024 on behalf of BlackRock and certain subsidiaries. According to the Schedule 13G filing, of 117,779,780 shares of Lam common stock reported as beneficially owned by BlackRock as of December 31, 2023, BlackRock had sole voting power with respect to 106,801,210 shares, did not have shared voting power with respect to any shares, had sole dispositive power with respect to 117,779,780 shares, and did not have shared dispositive power with respect to any shares of Lam common stock. On October 2, 2024, the Company effected a ten-for-one stock split of its common stock and a proportionate increase in the number of authorized shares. The references to shares beneficially owned by BlackRock in this proxy statement have been retroactively adjusted to reflect the stock split.

(3) All information regarding Vanguard Capital Management ("Vanguard") is based solely on information disclosed in a Schedule 13G filed by Vanguard with the SEC on April 30, 2026. According to the Schedule 13G filing, of the 93,575,293 shares of Lam common stock reported as beneficially owned by Vanguard as of March 31, 2026, Vanguard had sole voting power with respect to 12,419,549 shares, did not have shared voting power with respect to any shares, had sole dispositive power with respect to 93,575,293 shares, and did not have shared dispositive power with respect to any shares.

Governance Matters

Corporate Governance

Our Board and members of management are committed to responsible corporate governance to manage the Company for the long-term benefit of its stockholders. To that end, the Board and management periodically review and update, as appropriate, the Company's corporate governance policies and practices. As part of that process, the Board and management consider the requirements of federal and state law, including rules and regulations of the SEC; the listing standards of The Nasdaq Stock Market LLC ("Nasdaq"); published guidelines and recommendations of proxy advisory firms; published guidelines of certain of our top stockholders; published guidelines of other selected public companies; the results of stockholder votes; and any feedback we receive from our stockholders. A list of key corporate governance practices is provided in the section titled "*Proxy Statement Summary*" above.

Corporate Governance Policies

We have instituted a variety of policies and procedures to promote responsible corporate governance, including the following:

Policies and Procedures Summary

Policy or Procedure	Summary
Board committee charters*	Each of the Board's audit, compensation and human resources, nominating and governance, and innovation and technology committees has a written charter adopted by the Board that delegates authority and responsibilities to the committee. Each committee reviews its charter, and the nominating and governance committee reviews the charters of all of the committees annually and recommends changes to the Board, as appropriate. See " – *Board Committees*" below for additional information regarding these committees.
Corporate governance guidelines*	Our Board has adopted written corporate governance guidelines that outline governance practices and procedures and are reviewed annually by the nominating and governance committee and the Board. Selected provisions of the guidelines are discussed below, including in the " – *Board Nomination Policies and Procedures*," " – *Director Independence Policies*," and " – *Other Governance Practices*" sections below.
Corporate Code of Ethics*	We maintain a code of ethics that applies to all employees, officers, and members of the Board. The code of ethics establishes standards reasonably necessary to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, and full, fair, accurate, timely, and understandable disclosure in the periodic reports we file with the SEC and in other public communications. We intend to disclose future amendments to certain provisions of the code of ethics, and waivers of the code of ethics granted to executive officers and directors, on the Investor Relations page of our website at *investor.lamresearch.com* within four business days following the date of the amendment or waiver.
Code of Conduct*	We maintain a written code of conduct to address a variety of situations that apply to our worldwide workforce. Among other items, the code of conduct addresses relationships and/or conduct with one another, with Lam (including conflicts of interest, safeguarding of Company assets, and protection of confidential information), and with other companies and stakeholders (including anti-corruption).
Insider Trading Policy**	Our insider trading policy addresses the trading of Company stock by our directors, officers, employees, and other individuals associated with us, as well as the Company itself, insider blackout periods, preclearance protocols, and prohibitions on hedging and pledging Company stock. For additional information, see the section titled "*Compensation Matters – Executive Compensation and Other Information – Compensation Discussion and Analysis – II. CY2025 and CY2026 Compensation Programs*" below.

* A copy is available on our website at investor.lamresearch.com/corporate-governance.

** A copy is available as Exhibit 19.1 to our 2026 Annual Report.

Our Approach To Promoting Board Effectiveness

As part of the Board's commitment to responsible corporate governance, we have developed a number of practices to enable the Board to function in an effective manner that serves the long-term interests of the Company and its stockholders. Several of the practices that we consider to be most important are summarized in the figure that follows, and the practices themselves are described in greater detail below.

Board Effectiveness Practices


Annual nomination review process and new director recruitment on an as-needed basis
Orientation and mentoring programs for new directors; education programs for all directors
Board Nominations
Director Onboarding and Education
Board Composition and Refreshment
Board and Committtee Evaluations
Periodic review of board composition to promote continuity and fresh perspectives
Annual evaluation to support board effectiveness

Board and committee evaluations. Every year, the Board conducts a self-evaluation of the Board, its committees, and the individual directors, overseen by the nominating and governance committee. From time to time, the evaluation is facilitated by an independent third-party consultant. The evaluation solicits the opinions of the directors regarding the effectiveness of the Board, Board committees, and individual directors in fulfilling their obligations. Feedback on Board effectiveness is provided to the full Board for discussion, feedback on each committee's effectiveness is provided to each committee for discussion, and feedback regarding individual director performance is provided to each individual director. The Board and committees identify and hold themselves accountable for action items stemming from the evaluation. The results of the evaluations are also considered by the nominating and governance committee and the Board as part of the director nomination process.

Board composition and refreshment. The Board and the nominating and governance committee regard Board refreshment as a priority and, in light of the Company's evolving strategic priorities, regularly evaluate the Board's composition, tenure, turnover, backgrounds, skills, experiences, time commitments, and committee assignments to help cultivate an appropriate balance of skills, experience, perspectives, and tenure to support the needs of the Company and the Board and to help the Board function effectively. See "*Proxy Statement Summary – Director Nominee Composition Highlights and Skills Matrix"* for additional information regarding the key qualifications, skills, experiences and characteristics considered by the Board and the nominating and governance committee in nominating our nominees. Since 2023, the Board has gained five new independent directors.

Over a number of years, the Board has appointed directors who have expanded the experiences, areas of substantive expertise, and geographic and industry breadth of the Board, as illustrated by the information provided in their biographies under "*Voting Proposals – Proposal No. 1: Election of Directors – 2026 Nominees for Director*" below.

The Board is also committed to the pursuit of Board refreshment and balanced tenure. The Board believes that new perspectives and ideas are important to a forward-looking and strategic board, as is the ability to benefit from the valuable experience and familiarity of longer-serving directors who can leverage their experience with the Company and with the industry and business environment in which the Company operates. Our corporate governance guidelines do not impose a term limit on Board service; however, the Board regularly assesses the directors' tenure mix and strives to maintain an appropriate balance of both fresh perspectives and experience on the Board. In addition, our corporate governance guidelines impose an age limitation for directors to be nominated to the Board, as described under " *– Board Nomination Policies and Procedures – Board Membership Criteria"* below.

The Board also considers refreshment and tenure with respect to the leadership and membership of its standing committees, and the nominating and governance committee evaluates short-term and long-term roadmaps for committee membership and leadership on a regular basis. When reviewing committee assignments, the nominating and governance committee considers the rotation of chairs and members with a view toward balancing the benefits derived from the diversity of experience and viewpoints of the various directors. The nominating and governance committee also considers individual directors' skills, experiences and qualifications, prior committee experience, and other positions and commitments.

Director onboarding and education. To help new directors effectively participate in and contribute to the Board as quickly as possible, we provide a comprehensive orientation and onboarding program for our new directors. Upon joining the Board, new directors participate in an orientation program that includes introductions to other Board members and our senior management team, and in-depth learning about our industry, business, technology, operations, culture, people, performance, strategic plans, risk management, and corporate governance practices, among other topics. The onboarding process may also include tours of one or more of our manufacturing or lab facilities. First time directors (i.e., those without prior public company board experience) are encouraged to attend an outside course shortly after joining the Board.

Our Board is also committed to ongoing education. Our corporate governance guidelines provide that directors are expected to participate in educational events sufficient to maintain their understanding of their duties as directors and to enhance their ability to fulfill their responsibilities. In addition to any external educational opportunities that the directors find useful, the Company and the board leadership are expected to facilitate such participation by arranging for appropriate educational presentations from time to time. In recent years, our Board heard from external advisors on multiple subjects, including industry-related focus areas (such as advanced packaging and specialty technologies), cybersecurity, employee engagement and retention, crisis management, and the geopolitical environment.

Board Nomination Policies and Procedures

Board membership criteria. Under our corporate governance guidelines, the nominating and governance committee is responsible for recommending nominees to the independent directors, and the independent directors nominate the slate of directors for approval by our stockholders. In making its recommendations, whether for new or incumbent directors, the nominating and governance committee assesses the appropriate balance of experience, skills, and characteristics required for the Board at the time.

Our corporate governance guidelines set out a non-exclusive list of factors to be considered by the nominating and governance committee in recommending nominees, which were selected by the Board to promote proper board composition and effectiveness. These factors are reviewed and updated by the Board on a regular basis. The factors include, but are not limited to:

- experience;
- business acumen;
- wisdom;
- integrity;
- judgment;
- the ability to make independent analytical inquiries;
- the ability to understand the Company's business environment;
- the candidate's willingness and ability to devote adequate time to board duties;
- specific skills, background, or experience considered necessary or desirable for board or committee service;
- specific experiences with other businesses or organizations that may be relevant to the Company or its industry;
- the interplay of a candidate's experiences and skills with those of other Board members; and
- any other attribute(s) the Board considers appropriate.

In addition, our corporate governance guidelines provide that a director may not be nominated for re-election or reappointment to the Board after having attained the age of 75 years. To be nominated, a new or incumbent candidate must provide an irrevocable conditional resignation that will be effective upon (1) the director's failure to receive the required majority vote at an annual meeting at which the nominee faces re-election and (2) the Board's acceptance of such resignation.

Upon the recommendations of the nominating and governance committee, the independent members of the Board have nominated ten of our current directors for re-election to serve on the Board. As previously disclosed in a current report on Form 8-K, Sohail U. Ahmed and Michael R. Cannon will retire from the Board, effective November 2, 2026, and are not standing for re-election. The size of the Board will be reduced to 10 directors effective upon the retirement of Messrs. Ahmed and Cannon. The Board would like to thank Messrs. Ahmed and Cannon for their dedicated service to the Company. Each nominee's key qualifications, skills, and attributes considered most relevant to the nomination of the candidate to serve on the Board are reflected in their biography under "*Voting Proposals – Proposal No. 1: Election of Directors – 2026 Nominees for Director*" below. For a summary of the key qualifications, skills, and attributes of the nominees to the Board, see "*Proxy Statement Summary – Director Nominee Composition Highlights and Skills Matrix.*"

Nomination procedure. The nominating and governance committee sets specific qualifications for new directors, and identifies, screens, evaluates, and recommends qualified candidates for appointment or election to the Board. The committee considers recommendations from a variety of sources, including search firms, Board members, executive officers, and stockholders. Nominations for election by the stockholders are made by the independent members of the Board. New candidates to join the Board typically meet with our chair, our lead independent director (if applicable), members of the nominating and governance committee, additional board members, and our president and chief executive officer ("CEO"), as well as representatives of the Company's executive team, prior to being considered for recommendation by the nominating and governance committee for appointment to the Board. See "*Voting Proposals – Proposal No. 1: Election of Directors – 2026 Nominees for Director*" below for additional information regarding the 2026 candidates for election to the Board.

The nominating and governance committee will consider for nomination persons properly nominated by stockholders in accordance with the Company's bylaws and nomination procedures. Our bylaws provide that under certain circumstances, a stockholder, or group of up to 20 stockholders, who have maintained continuous ownership of at least three percent (3%) of our common stock for at least three years may nominate and include a specified number of director nominees in our annual meeting proxy statement that cannot exceed the greater of two or 20% of the aggregate number of directors then serving on the Board (rounded down). Information regarding the nomination procedures is provided in the "*Voting and Meeting Information – Other Meeting Information – Stockholder-Initiated Proposals and Nominations for 2027 Annual Meeting*" section below. Subject to then-applicable law, stockholder nominations for directors will be evaluated by the Company's nominating and governance committee in accordance with the same criteria as are applied to candidates identified by the committee or other sources.

Director Independence Policies

Board independence requirements. Our corporate governance guidelines require that a majority of the Board members be independent. The nominating and governance committee annually reviews the independence of each director, including with respect to the Board and each individual committee, and recommends to the Board director independence determinations to be made with respect to continuing and prospective directors. No director will qualify as "independent" unless the Board affirmatively determines that the director qualifies as independent under the Nasdaq rules and has no relationship that would interfere with the exercise of independent judgment as a director. In addition, no non-employee director may serve as a consultant or service provider to the Company without the approval of a majority of the independent directors (and any such director's independence must be reassessed by the full Board following such approval).

Board member independence. The Board has determined that, with the exception of Mr. Archer, all current directors are independent in accordance with Nasdaq criteria for director independence. In making the determination, the Board considered any prior employment with the Company, disclosed related party transactions, known familial relationships of directors with employees, and certain commercial transactions involving other parties, none of which were considered by the Board to interfere with the exercise of independent judgment as a director or impair independence.

Board committee independence. All members of the Board's audit, compensation and human resources, and nominating and governance committees must be independent in accordance with applicable Nasdaq criteria as well as, for compensation and human resources committee members, non-employee directors in accordance with Rule 16b-3 under the Exchange Act. See " – *Board Committees*" below for additional information regarding these committees.

Lead independent director. Our corporate governance guidelines provide that the Board shall designate a lead independent director from among the independent members, if the chair is not independent. As described below under " – *Leadership Structure of the Board*," an independent director, Mr. Talwalkar, currently serves as chair of the Board, and as a result, the Board has not designated a lead independent director.

Executive sessions of independent directors. The Board and its audit, compensation and human resources, and nominating and governance committees hold meetings of the independent directors and committee members, without management present, as part of each regularly scheduled meeting and at any other time at the discretion of the Board or committee, as applicable.

Board access to independent advisors. The Board as a whole, and each standing Board committee separately, has the complete authority to retain, at the Company's expense, and terminate, in their discretion, any independent consultants, counselors, or advisors as they deem necessary or appropriate to fulfill their responsibilities.

Leadership Structure of the Board

The Company's governance framework provides the Board with the authority and flexibility necessary to select the appropriate leadership structure for the Board. In making determinations about the leadership structure, the Board considers many factors, including the specific needs of the business and what is in the best interests of the Company's stockholders.

Under our corporate governance guidelines, the Board's leadership structure includes a chair and may also include a separate lead independent director. Currently, Mr. Talwalkar, an independent director, serves as chair of the Board, and as a result, the Board has not designated a lead independent director.

The chair's duties include (1) preparing the agenda for the Board meetings with input from the CEO, the Board, and the committee chairs; (2) upon invitation, attending meetings of any of the Board committees of which they are not a member; (3) conveying to the CEO, together with the chair of the compensation and human resources committee, the results of the CEO's performance evaluation; (4) reviewing proposals submitted by stockholders for action at meetings of stockholders and, depending on the subject matter, determining the appropriate body, among the Board or any of the Board committees, to evaluate each proposal, and making recommendations to the Board regarding action to be taken in response to such proposal; (5) as requested by the Board, providing reports to the Board on the chair's activities; (6) coordinating and developing the agenda for, and moderating executive sessions of the Board's independent directors; (7) conveying to the CEO, as appropriate, discussions from executive sessions of the Board's independent directors; and (8) performing such other duties as the Board may reasonably request from time to time.

Other Governance Practices

In addition to the principal policies and procedures described above, we have established a variety of other practices that are intended to promote responsible corporate governance, including the following:

Director resignation or notification of change in executive officer status. Under our corporate governance guidelines, any director who is also an executive officer of the Company must offer to submit their resignation as a director to the Board if the director ceases to be an executive officer of the Company. The Board may accept or decline the offer, in its discretion. The corporate governance guidelines also require a non-employee director to notify the nominating and governance committee if the director changes or retires from their executive position at another public company. The nominating and governance committee reviews the appropriateness of the director's continuing Board membership under the circumstances, and the director is expected to act in accordance with the nominating and governance committee's recommendations.

Limitations on director commitments, including other board and committee memberships and leadership. The Board believes that it is critical that directors dedicate sufficient time to their service on the Board. Under our corporate governance guidelines, the nominating and governance committee considers a director's other board and committee leadership positions and memberships that may affect a director's ability to contribute effectively to the Board, and evaluates director commitments by reviewing director time devoted to service on our Board and committees (considering both time spent in Board and committee meetings and other time commitments outside of meetings), requiring directors to assess their time commitments, and monitoring the number of directors' outside directorships and committee memberships, among other items, at least annually. In particular, our corporate governance guidelines provide that Board members may not serve on more than four public company boards (including service on the Company's Board), and non-employee directors who are executive officers at other public companies may not serve on more than two public company boards (including the Company's Board), except if a temporary waiver is approved by the chair of the nominating and governance committee. In addition, non-employee directors may not serve on more than three audit committees of public company boards (including the Company's audit committee), unless otherwise approved by the nominating and governance committee. Finally, the Company's CEO may not serve on more than one other public company board without obtaining prior approval of such directorship by the nominating and governance committee. All of our directors are currently in compliance with the limitations on director commitments in our corporate governance guidelines.

Director and executive stock ownership. Under the corporate governance guidelines, each non-employee director is expected to own at least five times the value of the annual cash retainer (not including any committee chair or other supplemental retainers for directors) of Lam common stock, by the fifth anniversary of their initial election to the Board. The value is translated into a number of shares by dividing the applicable multiple of the annual cash retainer by the average closing price of our common stock for the 30 trading days through the last trading day of the most recently completed fiscal year as of the measurement date. Guidelines for stock ownership by designated members of the executive management team are described below under "*Compensation Matters – Executive Compensation and Other Information – Compensation Discussion and Analysis*." All of our directors and designated members of our executive management team were in compliance with the Company's applicable stock ownership guidelines at the end of fiscal year 2026 or have a period of time remaining under the guidelines to meet the requirements.

Communications with board members. Any stockholder who wishes to communicate directly with the Board, with any Board committee, or with any individual director regarding the Company may write to the Board, the committee, or the director c/o Secretary, Lam Research Corporation, 4650 Cushing Parkway, Fremont, California 94538. Subject to certain exceptions specified in our corporate governance guidelines, the Secretary will forward communications to the appropriate director(s).

Any stockholder, employee, or other person may communicate any complaint regarding any accounting, internal accounting control, or audit matter to the attention of the Board's audit committee by sending written correspondence by mail (to Lam Research Corporation, Attention: Board Audit Committee, P.O. Box 5010, Fremont, California 94537-5010) or by telephone (855-208-8578) or internet (through the Company's third-party provider website at *www.lamhelpline.ethicspoint.com*). The audit committee has established procedures for employee complaints or concerns regarding audit or accounting matters to be received and treated anonymously (if the complaint or concern is submitted anonymously and if permitted under applicable law).

Meeting Attendance

Our Board held a total of five meetings during fiscal year 2026. The number of committee meetings held is shown below under " – *Board Committees*". All of the directors attended at least 75% of the aggregate number of Board meetings and meetings of Board committees on which they served during their tenure in fiscal year 2026.

We expect our directors to attend the annual meeting of stockholders each year unless unusual circumstances make attendance impractical. All of the individuals who were directors as of the 2025 annual meeting of stockholders attended that meeting.

Board Committees

The Board has four standing committees: an audit committee, a compensation and human resources committee, a nominating and governance committee, and an innovation and technology committee. The functions, membership, and charter of each are described below. Copies of each committee's charter are available on our website at *investor.lamresearch.com/corporate-governance*.

Audit Committee

Membership: Eric K. Brandt (Chair), Ita M. Brennan, John M. Dineen, and Bethany J. Mayer

Meetings held in fiscal year 2026: Ten

Key responsibilities:

- oversee the Company's accounting and financial reporting processes, independent auditors (including by carrying out an assessment of their qualifications and independence), internal audit program, and the audits of its financial statements;
- oversee the Company's investment policies and performance;
- review the Company's hedging strategy and tax strategies;
- oversee the Company's ethics and compliance program;
- oversee the Company's cybersecurity and information security policies and internal controls;
- oversee management's implementation and maintenance of internal control over accounting and financial reporting and of reporting systems and procedures designed to identify material misstatements in financial reporting, whether due to error or fraud, including the review of any material changes to the system of internal control over financial reporting;
- review and monitor risk associated with the Company's (i) investment policy and its investment portfolio performance, (ii) counterparty risk, including the financial position of key counterparties, including key customers, and (iii) debt and banking covenants, liquidity, available credit under revolving or other lines of credit, and access to financing;
- review and approve the Company's insider trading policy, including amendments and changes thereto;
- review the Company's earnings press releases, as well as financial information and earnings guidance provided therein;
- review and oversee potential related party and conflict of interest situations, transactions required to be disclosed pursuant to Item 404 of Regulation S-K of the SEC, and any other transaction involving an executive or Board member, and, as appropriate, approve or ratify such transactions; and
- oversee (i) the determination of whether an accounting restatement is required due to the material noncompliance of the Company with any financial reporting requirement under the securities laws and (ii) the preparation of the Company's accounting restatements to correct such noncompliance.

The Board concluded that all members of the audit committee are independent in accordance with the Nasdaq listing standards and SEC rules for audit committee member independence. Furthermore, each member is able to read and understand fundamental financial statements as required by the Nasdaq listing standards, and the Board has determined that Mr. Brandt and Mss. Brennan and Mayer are each an "audit committee financial expert" as defined in the SEC rules.

Compensation and Human Resources Committee

Membership[1]: Michael R. Cannon, Mark Fields, Jyoti K. Mehra (Chair), and Abhijit Y. Talwalkar

Meetings held in fiscal year 2026: Five

Key responsibilities:

- review and approve the Company's executive officer compensation philosophy, objectives, and strategies;
- recommend to the independent members of the Board corporate goals and objectives under our compensation plans;
- recommend, based on the Board's performance evaluation of the CEO, to the independent members of the Board compensation packages and compensation payouts for the CEO, and approve the compensation packages and compensation payouts for our other executive officers;
- oversee incentive, equity-based plans, and other compensatory plans in which our executive officers and/or directors participate;
- approve the committee report on executive compensation for inclusion, as required, in our annual report and proxy statement;
- oversee management's determination as to whether our compensation policies and practices, including those related to pay equity laws, create risks that are reasonably likely to have a material adverse effect on the Company; and
- discharge certain responsibilities of the Board with respect to organization and people matters, including executive succession planning, employee engagement programs, and assisting the Board in overseeing environmental, social and governance matters relating to our workforce.

The Board concluded that each of Michael R. Cannon, Anirudh Devgan, Mark Fields, Jyoti K. Mehra, and Abhijit Y. Talwalkar is independent in accordance with the Nasdaq listing standards and SEC rules for compensation committee member independence and a non-employee director in accordance with Rule 16b-3 under the Exchange Act.

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1 Effective November 3, 2026, the members of the compensation and human resources committee will be: Anirudh Devgan, Mark Fields, Jyoti K. Mehra (Chair), and Abhijit Y. Talwalkar.

Nominating and Governance Committee

Membership[2]: Eric K. Brandt, Michael R. Cannon (Chair), Bethany J. Mayer, and Abhijit Y. Talwalkar

Meetings held in fiscal year 2026: Four

Key responsibilities:

- identify individuals qualified to serve as members of the Board and recommend nominees for election as directors;
- recommend committee membership and leadership assignments;
- review our corporate governance guidelines and other governing documents and recommend amendments to the Board;
- oversee self-evaluations of the Board, committees, and individual directors;
- assist the Board in overseeing environmental, social and governance matters not assigned to other committees, including our overall strategy and goals with respect to such matters, sustainability initiatives, climate-related goals, and, in each instance, our progress toward achieving those goals, as well as its related reporting;
- oversee the Company's political activities and review our policy regarding political contributions and spending;
- develop, assess, and make recommendations to the Board concerning corporate governance matters;
- review the independence of the Board and its committees and recommend director independence determinations to the Board;
- monitor and evaluate the educational needs of directors and make recommendations to the Board where appropriate; and
- administer the process for director candidates nominated by stockholders.

The Board concluded that each of Eric K. Brandt, Michael R. Cannon, John Dineen, Bethany J. Mayer, and Abhijit Y. Talwalkar is independent in accordance with the Nasdaq listing standards for director independence.

Innovation and Technology Committee

Membership[3]: Sohail U. Ahmed, Anirudh Devgan[4], Ho Kyu Kang (Chair), Bethany J. Mayer, and Abhijit Y. Talwalkar

Meetings held in fiscal year 2026: Four

Key responsibilities:

- assist the Board in overseeing the Company's management of risks associated with the scope, direction, and quality of the Company's major technology plans and strategies, including its research and development ("R&D") programs, capabilities, and activities, levels of investment, competitive positioning and intellectual property protection, and the technical, market, and business risks associated with product development and investment;
- review and assess the performance, progress, and effectiveness of the Company's execution of its technology strategies; and
- assist the Board in overseeing the Company's management of risks associated with existing and future trends in technology and relevant markets that may affect the Company's plans and strategies.

Board's Role and Engagement

General. The Board oversees the management of the business and affairs of the Company. In this oversight role, the Board serves as the ultimate decision-making body of the Company, except for those matters reserved for the stockholders. Board agendas facilitate dialogue between the Board and management regarding drivers of long-term stockholder value and key strategic and operational risks. The Board's and its committees' agendas include both regular, recurring topics as well as time for special agenda topics that are scheduled on an as-needed basis by the Board or committee chairs, as applicable.

The Board and its committees have the primary responsibilities for:

- overseeing the Company's business strategies, and approving the Company's capital allocation plans and priorities, annual operating plan, and major corporate actions as set forth in the below sub-bullets;
  - a strategic plan is presented to the Board for discussion on an annual basis;
  - an operating plan is presented to the Board for discussion on an annual basis, and updates are presented at each quarterly Board meeting; and
  - capital allocation plans and priorities and other major corporate actions are presented and discussed as part of regular management updates and as special agenda topics, as appropriate.
- appointing, annually evaluating the performance of, and approving the compensation of, our CEO;
- reviewing with our CEO the performance of the Company's other executive officers and approving their compensation;
- reviewing and approving CEO and top leadership succession planning;

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2 Effective November 3, 2026, the members of the nominating and governance committee will be: Eric K. Brandt, John Dineen, Bethany J. Mayer (chair), and Abhijit Y. Talwalkar.

3 Effective November 3, 2026, the members of the innovation and technology committee will be Anirudh Devgan, Ho Kyu Kang (chair), Bethany J. Mayer, and Abhijit Y. Talwalkar.

4 Dr. Devgan joined the committee on February 3, 2026.

- advising and mentoring the Company's senior management;
- overseeing the Company's internal control over financial reporting and disclosure controls and procedures;
- overseeing the Company's material risks and enterprise risk management processes and programs, with critical enterprise risks presented to the full Board at least annually;
- overseeing the Company's ethics and compliance programs, including the Company's code of ethics, with updates presented to Board annually and to the audit committee or Board quarterly;
- overseeing the Company's information security programs (including cybersecurity), with updates presented to the Board annually and to the audit committee or Board quarterly;
- overseeing the Company's human capital management, with updates presented to the compensation and human resources committee quarterly and to the full Board annually;
- overseeing the Company's environmental, health, and safety ("EHS") program, with updates presented to the full Board annually;
- overseeing environmental, social and governance matters, with quarterly updates on our program and performance provided to the nominating and governance committee, and the Company's strategy, goals and performance presented to, and its related reporting reviewed by, the full Board annually; and
- overseeing the Company's political activities, with updates presented quarterly to the nominating and governance committee and annually to the full Board.

Risk Oversight. Effective and comprehensive risk management is critical to our success, given the dynamic economic, geopolitical, technological (including AI), and social landscape in which we operate. Our Board is actively engaged in risk oversight both directly and through its committees. As a general matter, the Board exercises its oversight responsibility directly, including by overseeing management's implementation of our Enterprise Risk Management ("ERM") program. Our process for identifying, assessing, and managing emerging and evolving areas of risk, such as AI, is integrated into our ERM program. In addition, the Board delegates oversight of certain risks to its various committees as further detailed below. The Board and, as applicable, each of its committees, oversee our risk profile by regularly reviewing management's assessment of the Company's material risks and evaluating management's risk mitigation strategies.

Our ERM program is an enterprise-wide program designed to leverage existing management processes to enable effective identification of critical enterprise risks, design and implementation of appropriate risk mitigation strategies, and regular assessment of the status of risks and mitigation plans. The ERM program (i) establishes a comprehensive, enterprise-wide system to identify, evaluate, manage, and report risks, (ii) clearly defines management's roles and responsibilities by allocating responsibility for specific risks to specific members of our senior management team, and (iii) facilitates dialogue between senior management and the Board regarding the Company's top risks. The ERM program also complements and works in parallel with our Business Continuity Management System with respect to the management of risks that have the potential to disrupt our business operations.

As part of the ERM framework, our management team seeks to create a comprehensive index of the Company's top enterprise risks by gathering information and input regarding specific categories of risk from designated individuals representing each of the Company's business units on a quarterly basis. The ERM process involves the identification and ranking of the Company's top risks, as well as an assessment of the interactions among those risks. The imminence and timeframe of each relevant enterprise risk informs, in part, the relevant risk mitigation strategy and response time. Further, risks are evaluated based on their likelihood and impact, and appropriate risk mitigation strategies are designed based on such evaluation. On an as needed basis, we employ outside advisors to aid in assessing specific risks, provide benchmarking data, or provide information regarding trends or recent regulatory changes applicable to the Company's risk profile. In calendar year 2026, management placed particular emphasis on evaluating risks and opportunities associated with AI and addressing them appropriately through the Company's ERM program.

Our chief legal officer ("CLO"), who reports to the chief executive officer, has overall responsibility for the ERM program. The CLO is responsible for coordinating the annual ERM risk reviews. Further, our CLO and/or the relevant risk owners provide the Board with annual reports regarding the critical enterprise risks, including an assessment of the likelihood and impact of each identified risk and related risk mitigation strategies. Updates on critical risks are also provided through regular reports to the Board related to the Company's business operations, strategy, and financial results. In addition, our chief information security officer and chief compliance officer provide quarterly reports to the Audit Committee on relevant information security and compliance issues, respectively, and annually report to the Board regarding the Company's information security and ethics and compliance programs. Further, members of our Internal Audit function provide the Audit Committee with quarterly reports regarding the effectiveness and adequacy of the Company's controls, risk management, compliance, financial reporting, and governance processes.

In specific cases, the Board has delegated its risk oversight responsibility to committees of the Board based on each committees' respective areas of responsibility and expertise, as described in further detail above in " – *Board Committees"* and in the charters of the respective committees. Committees that have been charged with risk oversight regularly report to the Board on those risk matters within their areas of responsibility. Risk oversight responsibility has been allocated between the Board and its committees as summarized in the following figure and described in more detail below.

Risk Oversight

Board of Directors

Ultimate responsibility for risk oversight, including oversight of our ERM program; exercises its authority both directly and through its committees

Audit Committee	Nominating and Governance Committee	Compensation and Human Resources Committee	Innovation and Technology Committee
Risks overseen include those related to our accounting and financial reporting, internal controls, financial statement audits, independent auditor, internal audit function, investment policy and investment portfolio performance, counterparties, debt and banking covenants, related party transactions, hedging strategies, tax strategies, ethics and compliance program, and information security program (including cybersecurity)	Risks overseen include those related to our corporate governance, board effectiveness, director independence, Board and committee composition, political activities, and environmental, social, and governance matters not assigned to other committees, including climate-related risks and opportunities	Risks overseen include those related to our equity and executive compensation programs and plans, executive succession plans, employee engagement programs, human capital management, and environmental, social, and governance matters relating to our workforce	Risks overseen include those related to the scope, direction, and quality of our major technology plans and strategies, competitive positioning, intellectual property protection, product development and investor, the execution of our technology strategies, and trends in technology and relevant markets

Information Security (including Cybersecurity) Oversight. Our Board recognizes the significant role of information security in safeguarding our valuable intellectual property, along with the confidentiality, integrity, and availability of the data of our customers, employees, and suppliers. The Board is responsible for overseeing our strategy and approach to addressing information security risks, including the management and assessment of risks from cybersecurity threats, both directly and through the audit committee. The audit committee is responsible for reviewing and monitoring the Company’s cybersecurity and information security policies and its internal controls regarding cybersecurity and information security. In addition, the audit committee is responsible for regularly reporting to the Board on the substance of such reviews and, as necessary, recommending to the Board such actions as it deems appropriate. Our chief information security officer (“CISO”) reports on information security risks at least annually to the Board and quarterly to the audit committee or Board.

In addition, we have implemented processes, which are integrated into the Company’s ERM program, for the identification, assessment, and management of material risks from cybersecurity threats. Our CISO, who has over 30 years of experience in information security and technology leadership, has primary responsibility for (i) leading our global information security program, (ii) managing the cybersecurity risks identified as part of the ERM program, and (iii) developing, implementing, and enforcing security policies and maintaining information security systems.

A key component within our ERM framework is a robust information security risk management program, which includes:

- risk assessments designed to help identify risks to our critical systems, information, services, and our broader global information systems environment;
- a security team principally responsible for managing (i) our cybersecurity risk assessment processes, (ii) our security controls, and (iii) our response to cybersecurity incidents;
- the use of external service providers, where appropriate, to aid in assessing specific risks, provide benchmarking data, provide information regarding trends or recent regulatory changes applicable to our risk profile, or to test or otherwise assist with aspects of our security processes;
- the periodic engagement of an independent third-party expert to evaluate our security capabilities;
- mandatory annual cybersecurity awareness training of our employees, including incident response personnel and senior management, as well as conducting periodic tests with our user population to reinforce good information security practices;
- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents, including those impacting the Company’s manufacturing sites;
- processes to identify vulnerabilities, breach attempts, and possible criminal activity by external parties; and

- processes to assess the practices of our suppliers and third-party service providers relative to protecting the security of our information.

Additionally, the Company holds International Organization for Standardization 27001-2022 certification for information security at our corporate headquarters. For further details about our information security oversight, please see our 2026 Annual Report.

Political Activity Oversight. Engagement in the political and public policy process is essential to the Company's strategic priorities and serves the interests of its stockholders and employees. Our nominating and governance committee oversees the Company's political activities for alignment with Company policy. The committee is also responsible for reviewing the Company's policy regarding political activities, and for reviewing payments to trade associations and other third parties that may be used for political or lobbying purposes. Our political activities are led by our Corporate Vice President of Global Trade and Government Affairs ("GTGA"), who is responsible for reporting to the full Board at least annually, and to the nominating and governance committee at least quarterly on the Company's political activities, which includes a review as necessary of updates to the Company's policy regarding political activities and payments to trade associations and other third parties that may be used for political or lobbying purposes.

Our GTGA group plays a central role in helping us navigate export control requirements and works closely with our leadership to facilitate a compliant, proactive response to new requirements. Externally, the GTGA group plays a leading role in industry efforts to amplify our voice in the wafer fabrication equipment industry and larger semiconductor ecosystem.

We have also established an employee-funded political action committee, Leading American Microelectronics Political Action Committee ("LAMPAC"). Using voluntary contributions from eligible employees, LAMPAC supports candidates whose policy goals align with our advocacy agenda. To promote proper administration of the LAMPAC and to maintain compliance with federal regulatory requirements, only authorized GTGA personnel are involved in LAMPAC's operations. The political action committee files routine public disclosures of its activity with the Federal Election Commission.

As a matter of company policy, we do not make direct political contributions of any kind to political parties, candidates, or political committees, nor do we make payments to influence the outcome of ballot measures, engage in independent political expenditures in direct support of or opposition to candidates, or engage in indirect political spending, such as through our supply chain, consultants, or third-party organizations, including 501(c)(4) or 527 entities. For more details regarding our political activities, please refer to our public policy engagement and political activity statement located on the Investors section of our website at *investor.lamresearch.com/corporate-governance*.

Stockholder Engagement

We believe that engagement with our stockholders is an important part of effective corporate governance. Our senior management, including our president and CEO, chief financial officer, and members of our Investor Relations team, maintain regular contact with a broad base of investors through quarterly earnings calls, meetings, investor day events, industry conferences, and other investor and industry events. Through these interactions, over the course of calendar year 2025, senior management and Investor Relations met with stockholders collectively holding approximately 47% of our shares (based on averaged quarterly holdings, as reported by investors to the SEC). In addition, we engage with major stockholders on governance, executive compensation, environmental and social topics of interest to them. This outreach is generally conducted outside of our proxy solicitation period and, depending on the topics, includes members of our Investor Relations, Human Resources, Legal, and other functions, and may also include members of the Board. During the proxy solicitation period, we may also engage with our stockholders about topics to be addressed at our annual meeting of stockholders. Our process for engaging with stockholders on governance topics and annual meeting proposals is illustrated below.

Stockholder Governance Engagement Cycle


Engage with stockholders to answer questions and obtain feedback on governance and annual meeting matters
Before
Annual Meeting
Stockholders vote on election of directors, say on pay, and other management and stockholder proposals
Review annual meeting results and stockholder feedback with the Board and recommend responsive actions
After

Through these engagements, we receive valuable input from our stockholders, which helps us evaluate key initiatives from additional perspectives. We share the opinions and information received from our stockholders with the Board. Over the last few years, we have heard from stockholders about their views on subjects such as executive compensation, environmental, social, and governance goals

and related progress, culture, leadership transitions, returning capital to stockholders, director tenure, board refreshment and composition, director skills and experiences, director time commitments, stockholders' right to call special meetings, political activities, AI, geopolitical considerations, and supply chain management. Understanding the feedback shared with us, we have maintained our focus on board composition and refreshment based on skills and experiences, workforce culture, pay for performance, and risk oversight. In addition, we have added additional areas of board oversight, including oversight over political activities, augmented the Board's oversight of technology strategy and risk through the creation of the board innovation and technology committee, enhanced our proxy statement and annual Global Impact report disclosures, and amended our bylaws to enable stockholders who have owned at least 20% of the outstanding shares of our common stock continuously for at least one year to call a special meeting of stockholders.

We engaged in extensive stockholder outreach on governance topics and annual meeting proposals in 2025 during the proxy solicitation period, as illustrated below. We have also summarized our governance outreach efforts and described the topics discussed below:

2025 Stockholder Governance Outreach Summary

We contacted stockholders holding 61% of our shares for engagement

We engaged with stockholders holding 22% of our shares

Topics	What we heard from our stockholders in 2025	Our Perspective/How we responded
Board Composition, and Governance	Stockholders continued to express positive feedback on our overall governance practices, including Board composition, structure, refreshment, the Board's approach to considering director skills and experiences, and our governance disclosures. A number of stockholders communicated a preference to revisit or lower the ownership threshold required for stockholders to call a special meeting, and approximately 41% of votes cast at our 2025 annual meeting voted in favor of a stockholder proposal requesting the Company to lower the ownership threshold for our existing stockholder right to call a special meeting from 20% to 10%. A small number of stockholders reiterated expectations for higher level of gender diversity. Some stockholders have more stringent overboarding policies, especially for board chairs.	Our Board considered the voting results of our 2025 annual meeting and the related stockholder feedback and continues to believe a 20% ownership threshold, together with a one-year holding period, for calling a special meeting is in the best interests of stockholders. We also continued to refresh our Board composition, with a focus on maintaining Board effectiveness by adding a new director in 2026 with strong leadership, financial, and industry experience. We continue to monitor evolving stockholder expectations, regulatory developments, and peer practices as we evaluate whether our Board composition and service limitations remain appropriate.
Environmental, Social and Human Capital Oversight	Stockholders provided favorable feedback on our ESG strategy, initiatives, and disclosures. Some stockholders expressed interest in our progress toward our Scope 1, 2, and 3 emissions goals, including our emissions reductions, customer and supplier engagement, and advancement of science-based targets, as well as our renewable energy goals and water risk management.	We continue to make progress on our climate and sustainability goals, assess opportunities to enhance disclosures, and engage with suppliers and industry partners on emissions reduction, responsible sourcing, and water stewardship. For further information, please see our Global Impact report for calendar year 2025 (available on our website at *lamresearch.com/company/ environmental-social-and-governance/).*
AI Governance and Oversight	Some stockholders asked questions regarding AI risks and opportunities, particularly related to product innovation, Board oversight of AI, and internal applications of AI tools.	We expanded our discussion of risk oversight in this proxy statement to also address AI and will continue to monitor the regulatory landscape, technological developments, and peer practices to evolve our AI governance framework, risk oversight approach, and disclosures. Our 2025 Global Impact report also includes disclosures regarding the Company's guidelines for the use of generative AI tools in the workplace.
Risk Oversight	Some stockholders expressed interest in risks related to export controls, supply chain resilience, and geopolitics, including the Board's oversight of these risks.	Our Board benefits from significant global manufacturing and supply chain management experience, supporting oversight of export-control compliance, supply chain resilience, and geopolitical risk management. This oversight is complemented by our GTGA group that engages on policy and regulatory developments, including export controls, supports our compliance efforts with customers globally, and reports regularly to the Board and the nominating and governance committee. For additional information, see " – *Board's Role and Engagement – Risk Oversight*" above.
Executive Compensation	See "*Compensation Matters – Executive Compensation and Other Information – Compensation Discussion and Analysis – I. Overview of Executive Compensation – 2025 Say on Pay Voting Results and Stockholder Outreach*" beginning on page 34.	

Culture and Human Capital Management

Lam is proud to be a driving force in shaping the global semiconductor talent workforce. The Board is actively engaged in overseeing our culture and the management of human capital, both directly and through its compensation and human resources committee. The compensation and human resources committee's responsibilities include organizational and people matters, including reviewing executive officer succession plans as described below, reviewing employee engagement programs, and reviewing and assisting the Board in overseeing both human capital management and our workforce. Our chief human resources officer reports to the compensation and human resources committee on at least a quarterly basis on key human capital metrics and our progress relative to our human capital goals, to assist the committee in assessing organizational health. While the metrics and areas of focus are subject to change over time, reflecting changing areas of operational focus, during fiscal year 2026, they included metrics and goals relating to retention, hiring, engagement, and other workforce-related matters.

One of the Board's responsibilities is to oversee the performance, development, and succession of our executive talent. In addition, members of the Board support executive development through mentorship opportunities. However, the Board's involvement in people development extends beyond the executive team. The Board and the compensation and human resources committee engage with management across a broad range of human capital related topics. Beyond supporting professional development, we offer programs designed to enhance safety and well-being, foster teamwork and connection, and support future-ready communities worldwide. To this end, we have focused on learning and development, employee engagement and recognition, providing a comprehensive compensation and benefits package, and the health and safety of our employees. All of our named executive officers have compensation goals related to employee engagement and talent, to help align members of our executive team with our corporate goals in these areas and hold them accountable for the results achieved (see "*Compensation Matters – Executive Compensation and Other Information – Compensation Discussion and Analysis*" below for more details).

In addition, employee engagement and voice are important to Lam's culture. We regularly engage employees to find out what's working and how we can better meet their evolving needs. We conduct a global survey at a regular cadence to gather input on employees' workplace experience, including culture, career growth, manager effectiveness, and other topics. We also solicit employee feedback through in-person and online employee forums, engagement sessions, all-employee meetings, conversations with managers, and our human resource and employee relations teams. The Board believes that visits to our facilities and regular direct engagement with employees enable it to assess our culture first-hand. Since 2017, the Board has visited our facilities in California; Malaysia; Oregon; Taiwan; and South Korea; and regularly meets directly with employees in small groups to engage with and hear directly from them. Our Board has conducted engagement sessions with a range of groups, including recent college graduates, vice presidents, members of employee resource groups, managers, executives in customer-facing roles, and other employees. These surveys and engagements provide management and the Board with valuable employee feedback and help the executive leadership team to focus on promoting a culture and workplace environment that is consistent with Lam's core values and with achieving our human capital and strategic goals.

Our teams need a high level of expertise, varied perspectives, and complementary skill sets. To support Lam's business needs, it is important that employees feel comfortable sharing and responding to new ideas, which requires a sense of belonging, mutual trust, and respect. With this in mind, we strive to align our workplace with Lam's Core Values to help us recruit, retain, and advance our employees, and promote both their professional and personal well-being. We endeavor to enhance our employee development programs by expanding resources available for professional development, facilitating the creation of additional employee resource groups, providing new job rotation and mentoring programs, and expanding our management training offerings. Further, we recognize our employees for excellence and celebrate moments that matter through a variety of both in-person and virtual recognition programs.

Prioritizing the health, safety, and well-being of our employees is important to our ongoing success. Through training and engagement, we seek to foster a robust safety culture, mitigating risks by implementing safety protocols and controls. Our goal is to apply our environmental, health, and safety policies, programs, and response plans ("EHS Policies") to any location in which we operate. In addition, we seek to extend our EHS Policies to anyone who works on our sites with the intent to provide a safe environment during both routine and extraordinary circumstances. We monitor our safety performance at the enterprise, regional, and site levels, and our Board receives updates on our EHS program at least annually. We also offer flexible work arrangements and seek to provide benefits and resources that support the needs, wellbeing, and health of our employees.

We aim to maintain and cultivate a workplace where every employee has opportunities to perform to their highest potential. Consistent with our Core Value of accountability, we regularly reflect on our progress in recruiting, hiring, and retaining a high-performing workforce. We conduct an annual compensation practices (pay equity) assessment of our pay practices and systems designed to promote fairness across the workforce and compliance with applicable laws. The charter of our compensation and human resources committee includes oversight responsibility for our compensation policies and practices related to pay equity laws. We maintain employment policies and procedures aimed at reinforcing our commitment to non-discrimination, a harassment-free environment, and compliance with applicable laws in our employment practices. We prohibit unlawful discrimination, harassment, and retaliation in any aspect of employment, including recruiting, hiring, promotion, compensation, and employee interactions. Our Global Employment Practices Statement declares our support of equal employment opportunities, workers' rights to freedom of association, and collective bargaining, to the extent permitted under local laws. In addition, our human rights policy aims to further promote the protection, safety, and dignity of all of our employees. Our most recent EEO-1 report can be found in the environmental, social, and governance section of our website at *lamresearch.com/company/environmental-social-and-governance/*. Our EEO-1 report shall not

be deemed “filed” with the SEC for purposes of federal securities law, and it shall not, under any circumstances, be incorporated by reference into any of the Company’s past or future SEC filings. The EEO-1 report shall not be deemed soliciting material.

For further details about our human capital management, please see our 2026 Annual Report, as well as our most recent Global Impact report.

Environmental, Social, and Governance

Our governance framework for ESG matters is illustrated below. While our Board is actively engaged in the overall oversight of these matters, the nominating and governance committee has the primary responsibility for oversight of our priorities related to ESG matters. For human capital and workforce-related issues, the compensation and human resources committee holds oversight responsibility. The audit committee is responsible for oversight of ethics and compliance and information security. Our executive leadership provides regular updates to the Board and its committees and engages them to discuss strategy, gain alignment on goals, and report on progress. Our CEO and members of the CEO staff participate in our ESG and net zero executive steering committees, which are responsible for guiding our strategy, approving and supporting initiatives, and holding business leaders accountable. Our cross-functional ESG leadership team is responsible for proposing goals, developing and executing strategy, and embedding strategy into our operations management system. Our net zero leadership team is responsible for working with business units to integrate climate considerations into decision-making processes, driving progress on our net zero strategy, and tracking performance against our climate goals. In addition, we have topic-specific working groups to address key issues.

Lam’s ESG Governance Structure



OVERSIGHT
Lam Research Board of Directors
Overall oversight of ESG strategy and performance
Nominating and Governance Committee
ESG strategy and goals, sustainability initiatives, climate-related goals, and political activities
Compensation and Human Resources (HR) Committee
Human capital management and pay equity
Audit Committee
Ethics and compliance and information security
MANAGEMENT
ESG Executive Steering Committee
Guides ESG strategy, approves and supports initiatives, drives accountability
Net Zero Executive Steering Commitee
Guides net zero strategy, approves and supports initiatives and goals, drives accountability
ESG Leadership Team
Proposes goals, develops and executes strategy, and embeds ESG into operations management system
Net Zero Leadership Team
Drives progress toward net zero goal and embeds net zero into operations management system
IMPLEMENTATION
Topic-specific Working Groups
Executes on key issues

For more information about our ESG efforts, including climate-related efforts, please refer to our annual Global Impact report available on our website at *www.lamresearch.com/global-impact-report/*. Our Global Impact report shall not be deemed “filed” with the SEC for purposes of federal securities law, and it shall not, under any circumstances, be incorporated by reference into any of the Company’s past or future SEC filings. The Global Impact report shall not be deemed soliciting material.

Director Compensation

Our director compensation is designed to attract and retain high-caliber directors and to align director interests with those of stockholders. The compensation and human resources committee’s independent compensation consultant advises the committee with respect to non-employee director compensation and assists with the review of competitiveness of such compensation. In August 2021, our Board initially adopted our current non-employee director compensation program, which was most recently amended and approved by the Board in May 2024. The objective of the non-employee director compensation program is to target and pay the non-employee directors at the median of our Peer Group (as defined and described below under “*Compensation Matters – Executive Compensation and Other Information – Compensation Discussion and Analysis – III. Executive Compensation Governance and Procedures – Peer Group Practices and Survey Data”*), as measured every other year.

Under the non-employee director compensation program, non-employee director compensation is compared to our Peer Group with the results provided to the compensation and human resources committee annually. Every other year, if this comparison shows any element of non-employee director compensation to be below the 50th percentile when compared to our Peer Group, this element will be automatically increased to a value equal, as nearly as practicable, to the 50th percentile. Any changes are effective on the date of our next annual meeting of stockholders for service in the following calendar year (e.g., an adjustment was made in connection with the August 2025 compensation and human resources committee meeting, and such adjustment was effective on the date of our annual stockholder meeting in November 2025 for service in calendar year 2026). The committee may at any time recommend that the Board exercise, and the Board may at any time exercise, negative discretion to reduce or not increase any element of non-employee director compensation, but the program does not authorize the exercise of positive discretion over non-employee director compensation. The Board may modify, replace, supersede or cancel the non-employee director compensation program at any time. The elements of the program are described below.

Under our 2025 Stock Incentive Plan, the total value of awards granted to any non-employee director in a single calendar year, plus cash fees payable to the director for the director’s service in such calendar year, may not exceed an aggregate value (computed as of the date of grant) of $1,000,000. For a non-employee chair of the Board, the limit is $1,500,000. These maximum values were determined by our compensation and human resources committee in consultation with Compensia, its independent compensation consultant, and designed to provide a suitable limit for the life of the 2025 Stock Incentive Plan.

In the case of Mr. Archer, our president and CEO, his executive compensation (which is described below under “*Compensation Matters – Executive Compensation and Other Information – Compensation Discussion and Analysis*”) is reviewed annually by the independent members of the Board. Mr. Archer does not receive additional compensation for his service on the Board.

Non-employee director compensation. Non-employee directors receive annual cash retainers and equity awards. The chair of the Board, the lead independent director (if applicable), and committee chairs and members receive additional cash retainers. Non-employee directors who join the Board or a committee mid-year receive pro-rated cash retainers and equity awards, as applicable. Our non-employee director compensation program is based on service during the calendar year; however, SEC rules require us to report compensation in this proxy statement on a fiscal year basis. Cash compensation paid to non-employee directors for the fiscal year ended June 28, 2026, together with the annual cash compensation program components in effect for calendar years 2026 and 2025, is shown below.

Director Annual Retainers

Annual Retainers[(1)]	Calendar Year 2026 ($)	Calendar Year 2025 ($)	Fiscal Year 2026 ($)
Non-employee Director	100,000	100,000	100,000
Chair	155,000	152,500	155,000
Audit Committee – Chair	40,000	35,000	40,000
Audit Committee – Member	15,000	15,000	15,000
Compensation and Human Resources Committee – Chair	30,000	30,000	30,000
Compensation and Human Resources Committee – Member	12,500	10,000	12,500
Innovation and Technology Committee – Chair	20,000	20,000	20,000
Innovation and Technology Committee – Member	10,000	10,000	10,000
Nominating and Governance Committee – Chair	20,000	20,000	20,000
Nominating and Governance Committee – Member	10,000	10,000	10,000

(1) Each Director is entitled to an annual non-employee director cash retainer. Directors are also entitled to supplemental retainer fees if they have board leadership positions (e.g., chair) and/or are either committee chairs or members.

Each non-employee director also receives an annual RSU award on the first Friday following the annual meeting. For the equity awards granted in November 2025, these had a targeted value equal to $240,000. These awards generally vest on October 31 in the year following the grant and are subject to the terms and conditions of the Company's 2025 Stock Incentive Plan, as amended, or other equity plan (the "Equity Plan"), and the applicable award agreements. These awards immediately vest in full: (1) if a non-employee director dies, (2) upon the occurrence of a "Corporate Transaction" (as defined in the Equity Plan), or (3) on the date of the annual meeting, if the annual meeting during the year in which the award was expected to vest occurs prior to the vest date and the non-employee director is not re-elected or retires or resigns effective immediately prior to the annual meeting. Non-employee directors who commence service after the annual equity award has been granted receive on the first Friday following the first regularly scheduled, quarterly Board meeting attended a pro-rated award based on the number of regularly scheduled, quarterly Board meetings remaining in the year as of the effective date and time of the director's appointment. The pro-rated awards are subject to the same vesting schedule, terms and conditions as the annual equity awards, except that if the award is granted on the first Friday following the regularly scheduled quarterly November Board meeting, the award vests immediately. Unless there is an acceleration event, the RSUs granted to each current director for service during calendar year 2026 will vest in full on October 31, 2026, subject to the director's continued service on the Board.

The following table shows compensation for fiscal year 2026 for persons serving as directors during fiscal year 2026 other than Mr. Archer:

Director Compensation for Fiscal Year 2026

	Fees Earned or Paid in Cash ($)		Stock Awards ($)[(1)]		Total ($)
Sohail U. Ahmed	110,000	(2)	258,870	(3)	368,870
Eric K. Brandt	150,000	(4)	258,870	(3)	408,870
Ita M. Brennan	115,000	(5)	258,870	(3)	373,870
Michael R. Cannon	132,500	(6)	258,870	(3)	391,370
Anirudh Devgan	110,000	(7)	262,704	(8)	372,704
John M. Dineen	115,000	(9)	258,870	(3)	373,870
Mark Fields	112,500	(10)	258,870	(3)	371,370
Ho Kyu Kang	120,000	(11)	258,870	(3)	378,870
Bethany J. Mayer	135,000	(12)	258,870	(3)	393,870
Jyoti K. Mehra	130,000	(13)	258,870	(3)	388,870
Abhijit Y. Talwalkar	287,500	(14)	258,870	(3)	546,370

(1) The amounts shown in this column represent the grant date fair value of unvested RSU awards granted during fiscal year 2026 in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") 718, Compensation — Stock Compensation ("ASC 718"). However, pursuant to SEC rules, these values are not reduced by an estimate for the probability of forfeiture. The fair value of RSUs was calculated based on the fair market value of the Company's common stock at the date of grant, discounted for dividends since the RSUs do not have dividend equivalent rights.

(2) Mr. Ahmed received $110,000, representing his annual retainers for calendar year 2026 of $100,000 for service as a director and $10,000 for service as a member of the innovation and technology committee.

(3) On November 7, 2025, each non-employee director who was on the Board at such time received an annual grant for calendar year 2026 of 1,635 RSUs, based on the target value of $240,000 divided by the 30 trading day average of the closing price per share of Lam's common stock prior to the grant date, $146.79, rounded down to the nearest share. All of these RSUs were outstanding and unvested as of June 28, 2026.

(4) Mr. Brandt received $150,000, representing his annual retainers for calendar year 2026 of $100,000 for service as a director, $40,000 for service as the chair of the audit committee, and $10,000 for service as a member of the nominating and governance committee.

(5) Ms. Brennan received $115,000, representing her annual retainers for calendar year 2026 of $100,000 for service as a director and $15,000 for service as a member of the audit committee.

(6) Mr. Cannon received $132,500, representing his annual retainers for calendar year 2026 of $100,000 for service as a director, $20,000 for service as the chair of the nominating and governance committee, and $12,500 for service as a member of the compensation and human resources committee.

(7) Dr. Devgan received $110,000, representing his annual retainers for calendar year 2026 of $100,000 for service as a director and $10,000 for service as a member of the innovation and technology committee.

(8) On February 6, 2026, Dr. Devgan received an annual grant for calendar year 2026 of 1,141 RSUs, based on the target value of $240,000 divided by the 30 trading day average of the closing price per share of Lam's common stock prior to the grant date, $210.24, rounded down to the nearest share.

(9) Mr. Dineen received $115,000, representing his annual retainers for calendar year 2026 of $100,000 for service as a director and $15,000 for service as a member of the audit committee.

(10) Mr. Fields received $112,500, representing his annual retainers for calendar year 2026 of $100,000 for service as a director and $12,500 for service as a member of the compensation and human resources committee.

(11) Dr. Kang received $120,000, representing his annual retainers for calendar year 2026 of $100,000 service as a director and $20,000 for service as the chair of the innovation and technology committee.

(12) Ms. Mayer received $135,000, representing her annual retainers for calendar year 2026 of $100,000 for service as a director, $15,000 for service as a member of the audit committee, $10,000 for service as a member of the innovation and technology committee, and $10,000 for service as a member of the nominating and governance committee.

(13) Ms. Mehra received $130,000, representing her annual retainers for calendar year 2026 of $100,000 for service as a director and $30,000 for service as the chair of the compensation and human resources committee.

(14) Mr. Talwalkar received $287,500, representing his annual retainers for calendar year 2026 of $100,000 for service as a director, $155,000 for service as chair of the Board, $12,500 for service as a member of the compensation and human resources committee, $10,000 for service as a member of the innovation and technology committee, and $10,000 for service as a member of the nominating and governance committee.

Compensation Matters

Executive Compensation and Other Information

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our executive compensation program, including the compensation earned by our fiscal year 2026 "Named Executive Officers" ("NEOs"), who are as follows:

Named Executive Officers for Fiscal Year 2026

Named Executive Officer	Position
Timothy M. Archer	President, Chief Executive Officer
Douglas R. Bettinger	Executive Vice President, Chief Financial Officer
Seshasayee (Sesha) Varadarajan	Executive Vice President, Chief Operating Officer
Neil J. Fernandes	Senior Vice President, Global Customer Operations
Vahid Vahedi	Senior Vice President, Chief Technology and Sustainability Officer

Our CD&A is organized according to the following structure:

Table of Contents Page

I. OVERVIEW OF EXECUTIVE COMPENSATION

Our Compensation Cycle

Although we have a June fiscal year end, our executive compensation program is generally designed and oriented on a calendar year basis to correspond with our calendar year-based business planning. This CD&A generally reflects a calendar year (“CY”) orientation rather than a fiscal year (“FY”) orientation, as shown below. The Executive Compensation Tables following this CD&A are based on our fiscal year, as required by SEC regulations.

Executive Compensation Calendar-Year Orientation


Fiscal Year 2026
Relevant for executive compensation tables
Jan-Jun
Jul-Dec
Jan-Jun
Jul-Dec
Calendar Year 2025
Relevant for compensation design and orientation
Calendar Year 2026
Relevant for compensation design and orientation

Our Business, Our Industry Environment, and Our Financial Performance

Overall, calendar year 2025 was a growth year for Lam’s revenue, as overall wafer fabrication equipment spending grew strongly.

Highlights for calendar year 2025:

- achieved revenue of approximately $20.6 billion for the calendar year, representing an approximately 27% increase over calendar year 2024;
- generated operating cash flow of approximately $7.1 billion, which represents approximately 35% of revenues; and
- generated sufficient cash flow to support payment of approximately $1.2 billion in dividends to stockholders.

In the first half of calendar year 2026, we saw improved memory-related investments as well as growth in spending from leading edge foundry and logic customers.

For the March and June 2026 quarters combined, Lam delivered revenues of approximately $12.6 billion and operating cash flows of approximately $2.6 billion.

Our Pay-for-Performance Orientation

To align with stockholders’ interests, our executive compensation program is designed to foster a pay-for-performance culture and achieve the executive compensation objectives described in “ – *Executive Compensation Philosophy and Program Design – Executive Compensation Philosophy*” below. We have structured our compensation program and payouts to reflect these goals. Highlights of our executive compensation program are listed in “*Proxy Statement Summary – Executive Compensation Highlights*” on page 6 above and in “ – *Executive Compensation Snapshot: Programs and Recent Outcomes”* on page 31 below. Our president and CEO’s compensation in relation to our revenue and net income is shown below.

CEO Pay for Performance for Fiscal Years 2021-2026



CEO Total Compensation
Revenue
Net Income
$30,000,000
$20,000,000
$10,000,000
$—
Revenue and Net Income (in thousands)
$45,000
$30,000
$15,000
$—
Total Compensation (in thousands)
$14,229
$19,192
$18,375
$25,526
$28,297
$36,315
FY2021
FY2022
FY2023
FY2024
FY2025
FY2026

(1) "CEO Total Compensation" consists of base salary, annual incentive payments, and "All Other Compensation" as reported in the "Summary Compensation Table" below, and the target award opportunities for equity-based awards both under the Long-Term Incentive Program or otherwise. Target award opportunities for equity-based awards under the Long-Term Incentive Program (expressed as a U.S. dollar value) are converted to equity awards on the grant date using the 30 trading day average of the closing price of our common stock prior to the grant date. Target award opportunities differ from the values of equity awards shown in the "Summary Compensation Table" below, which represent the grant date value of the awards determined in accordance with ASC 718.

The calendar year 2026 increase in our CEO's total compensation as shown above was primarily driven by an increase in his Long-Term Incentive Program ("LTIP") award opportunity. In determining the CEO's calendar year 2026/2028 LTIP target opportunity, the committee[5] considered its desire to continue to incentivize outperformance and remain competitive relative to market practices.

The graph below compares Lam's cumulative five-year TSR with the total returns of the Nasdaq Composite Total Return Index, the Standard & Poor's ("S&P") 500 (TR) Index, and the Philadelphia Semiconductor Sector Total Return Index.

Comparison of Cumulative Five-Year Total Return*



$700
$600
$500
$400
$300
$200
$100
06/25/21
06/26/22
06/25/23
06/30/24
06/29/25
06/28/26
Lam Research Corporation
Philadelphia Semiconductor Sector Total Return Index
Nasdaq Composite Total Return Index
S&P 500 (TR) Index**

* $100 invested on June 25, 2021 in stock or index, including reinvestment of dividends.

5 For purposes of this CD&A, a reference to a compensation action or decision by the committee with respect to our CEO means an action or decision by the independent members of our Board after considering the recommendation of the compensation and human resources committee and, in the case of all other NEOs, an action or decision by the compensation and human resources committee.

The tables below provide a summary of our executive compensation programs, including our Annual Incentive Program ("AIP") and our LTIP, along with recent pay outcomes under each program.

Calendar Year 2025 Annual Incentive Program

	Goals	Description			Achievement
Funding Factor	Threshold of 5% non-GAAP operating margin[1] must be met to fund the AIP Maximum funding at 20% non-GAAP operating margin	▶ Determines bonus pool funding and sets the maximum award opportunity ▶ Threshold must be met for program to fund ▶ Actual payout is based on the results of the performance factors and may be adjusted upward or downward provided the Funding Factor result is not exceeded			**34.1%** resulted in a max funding of 250%
	Performance Metric	**Performance to Goal**	**Score**	**Weight**	**Payout**
Performance Factors	Corporate Performance Factor: *Non-GAAP Operating Margin*	Target 31.5%; *Result* 34.1%	**1.264**	33%	**197%[4]**
	Profitability Performance Factor: *Non-GAAP Gross Margin*[2]	Target 48.0%; *Result* 49.9%	**1.38**	33%	
	Individual Performance Factor for our NEOs	Based on corporate performance against Annual Operating Plan goals, with adjustments for individuals based on differentiated individual performance	**1.13[3]**	33%	

(1) Determined based on the final result for the Company's non-GAAP operating income as a percentage of revenue ("non-GAAP operating margin") for CY2025. Non-GAAP operating margin is derived from results determined in accordance with generally accepted accounting principles ("GAAP"), with charges and credits in the following line items excluded from GAAP results for applicable quarters during calendar year 2025: amortization related to intangible assets acquired through certain business combinations; elective deferred compensation-related liability increase; and impairment of long-lived assets. For additional information, see the section titled "Appendices – Appendix A – Information Regarding Non-GAAP Financial Measures" below.

(2) Determined based on the final result for the Company's non-GAAP gross margin as a percentage of revenue ("non-GAAP gross margin") for CY2025. Non-GAAP gross margin is derived from results determined in accordance with GAAP, with charges and credits in the following line items excluded from GAAP results for applicable quarters during calendar year 2025: amortization related to intangible assets acquired through certain business combinations; and elective deferred compensation-related liability increase. For additional information, see the section titled "Appendices – Appendix A – Information Regarding Non-GAAP Financial Measures" below.

(3) Individual performance factor for NEOs ranged from 1.05 to 1.20 (average of 1.13).

(4) Individual payouts for NEOs ranged from 183% to 209% of target (average of 197%).

For the calendar year 2025 AIP, the committee determined to change the manner in which it determined the Individual Performance Factors for our NEOs from the method used in prior years. The view of the committee was that both alignment to corporate objectives and differentiation of individual NEOs could be improved by replacing the prior approach, which combined a corporate scorecard, individualized weightings, and an individual achievement score (the latter weighed at 20% of the overall Individual Performance Factor), with a simplified approach according to which the committee determined a baseline Individual Performance Factor based on the Company's performance relative to corporate-level Annual Operating Plan goals, and then applied adjustments to that baseline for individual NEOs based on differentiated individual performance. For a discussion of the corporate-level Annual Operating Plan goals underlying the calendar year 2025 AIP, as well as individual results achieved, see "*– II. CY2025 and CY2026 Compensation Programs – Annual Incentive Program – Calendar Year 2025 Annual Incentive Program Parameters and Payout Decisions – 2025 Annual Incentive Program Individual Performance Factors*" below.

2026/2028 Long-Term Incentive Program Design

Component	Mix: CEO/EVPs	Mix: SVPs	Vesting
Market-based Performance Restricted Stock Units	60%	55%	Three-year relative TSR performance measured by the percentile ranking of the Company's TSR among the TSRs for the companies making up the PHLX Semiconductor Sector Total Return Index ("XSOX"); 0% - 150% payout opportunity with cap at 100% if Company TSR is negative; cliff vest three years from the Grant Date
Service-based Restricted Stock Units	40%	45%	Vest annually and equally over 1st – 3rd anniversary of grant date

2023/2025 Market-based PRSU Payout

Performance Period | February 1, 2023 – January 31, 2026

Performance Measure | Lam's relative TSR against the XSOX index[1]

Actual and Potential Payouts|


Market-based PRSUs That Can Be Earned (% of Target)
Actual Payout: 150%
0%
50%
80%
100%
120%
150%
-50%
-25%
-10%
0%
+10%
+25% (or more)
+141%
Lam's Total Return % Change Performance Compared to XSOX Index % Change Performance

(1) Prior to our 2025/2027 LTIP, TSR performance for Market-based PRSUs was determined by comparing our total return to the market price performance of the XSOX index. Starting with our 2025/2027 LTIP, the committee began measuring relative TSR performance by the percentile ranking of our TSR relative to the TSRs for the companies making up the index.

Executive Compensation Philosophy and Program Design

Executive Compensation Philosophy

The philosophy of our compensation and human resources committee that guided this year's awards and payout decisions is that our executive compensation program should:

- provide competitive compensation to attract and retain top talent;
- provide total compensation packages that are fair to employees and reward corporate, organizational, and individual performance;
- align pay with business objectives while driving exceptional performance;
- optimize value to employees while maintaining cost-effectiveness to the Company;
- create stockholder value over the long-term;
- align our annual program to annual performance and our long-term program to longer-term performance;

- recognize that a long-term, high-quality management team is a competitive differentiator for Lam, enhancing customer trust/ market share and, therefore, stockholder value; and
- provide rewards when results have been demonstrated.

Our compensation and human resources committee's executive compensation objectives are to motivate:

- performance that creates long-term stockholder value;
- outstanding performance at the corporate, organization, and individual levels; and
- retention of a long-term, high-quality management team.

Program Design

Our program design incorporates an annual review of each of the compensation elements. However, additional reviews may be undertaken whenever there is a change in roles or responsibilities or a new hire joins the Company.

Our program design uses a mix of annual and long-term components, and a mix of cash and equity components. Our executive compensation program includes base salary; AIP; LTIP; promotion, retention and/or new hire awards whenever necessary; as well as stock ownership guidelines and a compensation recovery policy. The primary elements of our executive compensation program are listed in the table below and are described in more detail in " *– II. CY2025 and CY2026 Compensation Programs*" below.

Compensation Components

Element	How it is Paid	Purpose/Design
Base Salary	Cash	We believe the purpose of base salary is to provide competitive compensation to attract and retain top talent and to provide employees, including our NEOs, with a fixed and fair amount of compensation for the jobs they perform. Accordingly, we seek to ensure that our base salary levels are competitive in reference to peer group practice and market survey data.
Annual Incentive Program	Cash	Our AIP is designed to provide annual, performance-based compensation that is based on the achievement of pre-set annual financial, strategic, and operational objectives aligned with outstanding performance, and will allow us to attract and retain top talent, while maintaining cost-effectiveness to the Company. For more details regarding the design of the AIP, see " *– II. CY2025 and CY2026 Compensation Programs – Annual Incentive Program*" below.
Long-Term Incentive Program[(1)]	A combination of: • Market-based PRSUs; and • service-based RSUs	Our LTIP is designed to attract and retain top talent, provide competitive levels of compensation, align pay with stock performance over a multi-year period, reward our NEOs for outstanding Company performance, and create stockholder value over the long-term. To accomplish these objectives, the LTIP design provides that the target award opportunity is awarded in a combination of Market-based PRSUs and service-based RSUs. For more details regarding the design of the LTIP, see " *– II. CY2025 and CY2026 Compensation Programs – Long-Term Incentive Program – Design*" below.

(1) The Company's LTIP previously included stock options prior to an update made by the committee for the 2025/2027 LTIP.

As illustrated below, our program design is weighted toward performance and incentivizing stockholder value creation. The performance-based program components include AIP cash payout opportunities and market-based equity awards under the LTIP.

NEO Compensation Target Pay Mix Averages

Calendar Year 2026 Average NEO Target Pay Mix[(1)]


34.2%
Service-based RSUs
6.9%
Base Salary
9.4%
Annual Cash Incentive
49.5%
Market-based PRSUs
At-risk pay
93.1% (2)
Performance-based 58.9% (3)

Calendar Year 2025 Average NEO Target Pay Mix[(1)]


33.7%
Service-based RSUs
7.7%
Base Salary
10.2%
Annual Cash Incentive
48.4%
Market-based PRSUs
At-risk pay
92.3% (2)
Performance-based 58.6% (3)

(1) The calendar year 2026 average NEO target pay mix is based on the Company's NEOs for fiscal year 2026, and the calendar year 2025 average NEO target pay mix is based on the NEOs for fiscal year 2025. As such, the calendar year 2025 average pay mix includes compensation paid to

Ava A. Harter and Patrick J. Lord, each of whom was classified as an NEO for fiscal year 2025 but was not classified as an NEO for fiscal year 2026, and does not include Mr. Fernandes or Dr. Vahedi, each of whom was classified as an NEO for fiscal year 2026 but was not classified as an NEO for fiscal year 2025.

(2) The term “At-risk pay”, as used in this figure, refers to all compensation other than base salary.

(3) The Company’s LTIP design provides that the target award opportunity is awarded in a combination of Market-based PRSUs and service-based RSUs. We consider Market-based PRSUs to be performance-based, but do not classify service-based RSUs as performance-based notwithstanding the variable pay outcome they provide. In calendar years 2026 and 2025, for our CEO and NEOs who are executive vice presidents (“EVPs”), the percentages of the LTIP target award opportunity awarded in Market-based PRSUs and service-based RSUs were 60% and 40%, respectively; while for NEOs who are senior vice presidents (“SVPs”), the percentages of the LTIP target award opportunity awarded in Market-based PRSUs and service-based RSUs were 55%, and 45%, respectively. See “ *– II. CY2025 and CY2026 Compensation Programs – Long-Term Incentive Program – Design*” for further information regarding the impact of such a target pay mix.

2025 Say on Pay Voting Results and Stockholder Outreach

We evaluate our executive compensation program and practices at least annually. Among other things, we consider the outcome of our most recent advisory vote to approve named executive officer compensation, or “Say on Pay.” In recent years, our stockholders have provided strong support for our annual Say on Pay proposal, in excess of 90% from 2021 to 2025. We also consider input we receive from our stockholders.

As is described above in more detail in “*Governance Matters – Corporate Governance – Stockholder Engagement,*” we engage regularly with our stockholders on matters including executive compensation, and in 2025, we carried out this outreach prior to our annual stockholder meeting. The table below summarizes what we heard from our stockholders, and our perspective on those views. Other than the changes described below in this CD&A, the committee determined to maintain our executive compensation program and practices in their current form for calendar year 2026, in light of our stockholders’ continuing support.

2025 Executive Compensation Stockholder Outreach

Topics	What we heard from our stockholders	Our perspective/How we responded
Our Annual Incentive Program	Overall, stockholders did not express concerns regarding the design or pay-for-performance alignment of our AIP. As in prior years, certain stockholders expressed an interest in understanding the rationale for certain goals and metrics in our AIP.	Overall, we maintained the structure of our AIP for calendar years 2025 and 2026. For calendar year 2025, to increase alignment around corporate-level goals underlying the Individual Performance Factor component of the AIP, and to provide increased opportunity for individual differentiation in outcomes, the committee changed the manner in which it determined the Individual Performance Factors for our NEOs as described above in “ *– Executive Compensation Snapshot: Programs and Recent Outcomes*.” The goals and individual results achieved are described in “ *– II. CY2025 and CY2026 Compensation Programs – Annual Incentive Program – Calendar Year 2025 Annual Incentive Program Parameters and Payout Decisions – 2025 Annual Incentive Program Individual Performance Factors*” below.
Our Long-Term Incentive Program	Overall, stockholders continued to be satisfied with the design and pay-for-performance alignment of our LTIP. A few stockholders noted interest in seeing awards with longer vesting periods to reinforce long-term alignment; in some cases, these stockholders expressed a preference that these longer-vesting service-based RSUs take the place of awards subject to performance-based vesting.	The committee regularly evaluates the structure of our compensation programs, with the assistance of its compensation consultant, to ensure that our programs continue to serve their intended purposes. In light of the continuing support received from the large majority of our stockholders and the committee’s view that our LTIP was appropriately aligning pay and performance, we maintained the structure of our LTIP for calendar year 2026.

II. CY2025 AND CY2026 COMPENSATION PROGRAMS

This section describes the components of our executive compensation program. It also describes, for each component, the payouts to our NEOs for calendar year 2025 and the forward-looking actions taken with respect to our NEOs in calendar year 2026.

NEO Compensation Levels

The committee establishes target compensation levels for each calendar year for our NEOs based on the factors described in “ *– I. Overview of Executive Compensation Programs – Executive Compensation Philosophy and Program Design*” above. Adjustments to target compensation levels are generally considered by the committee each year in February. Annual increases are based on an evaluation of performance by the CEO and the committee or, in the case of the CEO, based on an evaluation of the CEO’s performance by the independent members of our Board, as well as the Company’s performance and outlook for the upcoming calendar year, and compensation data from our Peer Group companies and survey data, in accordance with the principles described below under “ *– III. Executive Compensation Governance and Procedures – Peer Group Practices and Survey Dat*a.”

For calendar years 2025 and 2026, total target direct compensation ("TTDC") amounts for our NEOs were as follows:

Calendar Year 2025/2026 Total Target Direct Compensation

Named Executive Officer	Annual Base Salary ($)		AIP Target ($)		LTIP Target ($)[3]		TTDC ($)		TTDC % Increase
	2026[1]	2025[2]	2026	2025	2026	2025	2026	2025	Y/Y
Timothy M. Archer	1,345,500	1,300,000	2,691,000	2,600,000	29,500,000	24,100,000	33,536,500	28,000,000	19.8 %
Douglas R. Bettinger	805,000	775,000	966,000	891,250	7,250,000	6,800,000	9,021,000	8,466,250	6.6 %
Seshasayee (Sesha) Varadarajan	800,000	766,000	880,000	766,000	7,250,000	5,650,000	8,930,000	7,182,000	24.3 %
Neil J. Fernandes	685,000	630,000	685,000	567,000	4,250,000	3,600,000	5,620,000	4,797,000	17.2 %
Vahid Vahedi	700,000	650,000	700,000	650,000	4,650,000	3,700,000	6,050,000	5,000,000	21.0 %

(1) Effective February 16, 2026

(2) Effective February 17, 2025

(3) LTIP target award opportunities (expressed as a U.S. dollar value) are approved by the committee and converted to awards on the grant date as described in the table "2026/2028 LTIP Equity Vehicles" on page 41 below using the 30 trading day average of the closing price of our common stock prior to the Grant Date. Target award opportunities differ from the amounts shown in " – Executive Compensation Tables" following this CD&A, which represent the grant date fair value of the awards determined in accordance with ASC 718.

The committee adjusted the compensation of each of the NEOs for calendar year 2026 to reflect each executive's performance and tenure in role, and to remain competitive relative to our Peer Group in an especially competitive market for our executives. Market median TTDC data across NEO roles increased by approximately 18% year-over-year on average, with more pronounced increases for Mr. Fernandes' and Dr. Vahedi's roles, illustrating the highly competitive market for comparable executive talent. The committee considered this relative to the caliber of our executives, who have consistently outperformed the market over their tenures. With respect to Mr. Varadarajan, the committee also adjusted his compensation to reflect the broader role he was assuming in 2026 in connection with his appointment as Executive Vice President and Chief Operating Officer, with oversight of our Corporate Strategy, Customer Support Business Group ("CSBG"), and Global Trade and Government Affairs groups added to his existing role overseeing our Global Product Group.

Base Salary

Adjustments to base salary are generally considered by the committee each year in February.

For calendar years 2026 and 2025, base salaries for then-employed NEOs were determined by the committee in February of each year, based on the factors described in the table "*Compensation Components*" on page 33 above. The base salaries of the NEOs for calendar years 2026 and 2025 are shown below.

NEO Annual Base Salaries

Named Executive Officer	Annual Base Salary 2026 ($)[1]	Annual Base Salary 2025 ($)[2]	Annual Base Salary % Increase Y/Y
Timothy M. Archer	1,345,500	1,300,000	3.5 %
Douglas R. Bettinger	805,000	775,000	3.9 %
Seshasayee (Sesha) Varadarajan	800,000	766,000	4.4 %
Neil J. Fernandes	685,000	630,000	8.7 %
Vahid Vahedi	700,000	650,000	7.7 %

(1) Effective February 16, 2026

(2) Effective February 17, 2025

Annual Incentive Program Components

The components of our AIP, each of which plays a role in determining actual payments made, are described below.

Annual Incentive Program Components

Funding Factor

- Creates a maximum payout amount from which payouts may be made.
- Achievement of a minimum level of performance against the Funding Factor goal is required to fund any program payments
- For CY2025 and CY2026, metric was non-GAAP[(1)] operating margin

Annual Incentive Program Determinations

Corporate Performance Factor

Weight 33%

- A corporate-wide metric and goal that is designed to be a stretch goal. Applies to all NEOs.
- For CY2025 and CY2026, metric was non-GAAP operating margin.
- The committee believes non-GAAP operating margin is the performance metric that best reflects core operating results.
- Non-GAAP operating margin is considered useful to investors for analyzing business trends and comparing performance to prior periods.

Profitability Performance Factor

Weight 33%

- A corporate-wide metric and goal that is designed to be a stretch goal. Applies to all NEOs.
- For CY2025 and CY2026, metric was non-GAAP gross margin
- The committee believes non-GAAP gross margin is the performance metric with the largest impact on overall profitability.
- Non-GAAP gross margin is considered useful to investors for analyzing the core profitability of the business and comparing performance to prior periods.

Individual Performance Factor

Weight 33%

- Based primarily on the Company's performance relative to corporate-level annual operating plan goals[(2)], with adjustments for each NEO based on differentiated individual performance.
- Annual operating plan goals are designed to be stretch goals.

(1) By excluding certain costs and expenses that are not indicative of core results, we believe non-GAAP results are useful for analyzing business trends over multiple periods.

(2) For a description of corporate-level Annual Operating Plan goals, see " – *Calendar Year 2025 Annual Incentive Program Parameters and Payout Decisions – 2025 Annual Incentive Program Individual Performance Factors*" below.

The Funding Factor is set by the committee to create a maximum payout amount from which AIP payouts may be made. To determine each NEO's AIP result, the committee assesses the results of each of the performance factors. The committee maintains discretion to adjust the performance factor results upward or downward, subject to the overall maximum established by the Funding Factor, although it did not exercise any such discretion in determining CY2025 payouts.

The metrics and goals for the AIP are set annually in connection with our annual business planning cycle and are directly connected to our annual business plans and goals. The interplay between our corporate planning cycle and our compensation planning and evaluation cycle is summarized in the figure below.

Annual Planning and Compensation Decision Cycle


Planning
October – December
• Management engages in long-term strategic planning and reports the results of such planning to the Board
• Management formulates company-wide and organizational goals for next calendar year ("Annual Operating Plans")
Goal Setting
January - February
• Board engages with management in a robust review of Annual Operating Plans
• Committee approves Annual Incentive Program design and Performance Factor metrics and goals for year to come
Review
February of next year
• Board and Committee engage with CEO in a robust review of actual performance against Annual Operating Plans
• Committee approves actual Performance Factor results for completed year

We believe that, over time, outstanding business results create stockholder value. Consistent with this belief, multiple performance-based metrics (non-GAAP operating margin, non-GAAP gross margin, product market share, and strategic, operational, and organizational metrics embodied in organizational Annual Operating Plans) are established for our NEOs as part of the AIP. We believe the metrics and goals set under this program have been effective to motivate our NEOs and the organizations they lead, and to achieve pay-for-performance results.

Goals are set depending on the business environment and the Company's annual objectives and strategies, encompassed in the Annual Operating Plans for the Company and the organizations managed by each of the NEOs, to ensure that they remain stretch goals regardless of changes in the business environment, which can vary significantly from year-to-year in our industry. Accordingly, as business conditions improve, Corporate Performance Factor and Profitability Performance Factor goals are calibrated to require better performance, and if business conditions deteriorate, these goals are calibrated to incentivize stretch performance under more difficult conditions. Annual Operating Plan objectives are also reflected in the Individual Performance Factor, which is based primarily on NEOs' performance to corporate-level Annual Operating Plan goals, as well as individual contributions during the performance period.

As shown in the figure below, the committee establishes the Corporate Performance Factor and Profitability Performance Factor for each year to incorporate stretch goals that are challenging to achieve relative to our Annual Operating Plan, taking into consideration our business cycle and the overall industry outlook.

- Over the two years through calendar year 2022, the committee raised the Corporate Performance Factor goal year-over-year as our outlook and the industry outlook improved (there was no Profitability Performance Factor in these years).
- For calendar year 2023, the weakened industry outlook for wafer fabrication equipment spending prompted the committee to establish a Corporate Performance Factor goal that was below that of the prior year, reflecting the increased difficulty of achieving similar profitability on a significantly smaller revenue base. The committee also for the first time established a Profitability Performance Factor goal, with the metric of non-GAAP gross margin, in light of the focus by the Board, committee, and management team on the profitability of the Company, setting a stretch goal relative to our Annual Operating Plan.
- In calendar year 2024, the committee established a slightly increased Corporate Performance Factor goal to incentivize improved performance relative to calendar year 2023, despite continued industry uncertainty. The committee also continued to include a Profitability Performance Factor, and established a significantly increased goal, reflecting the continued focus on profitability.
- In calendar year 2025, the committee raised both the Corporate Performance Factor goal and the Profitability Performance Factor goal incrementally year-over-year, to continue to incentivize improved performance in light of a stronger industry and company outlook.

Corporate and Profitability Performance Factor Goals for Calendar Years 2021-2025


29.0%
32.0%
29.0%
45.0%
30.0%
47.7%
31.5%
48.0%
CY2021
CY2022
CY2023
CY2024
CY2025
Corporate Performance Factor Goal: Non-GAAP Operating Margin
Profitability Performance Factor Goal: Non-GAAP Gross Margin

The specific metrics and goals and the relative weightings for the Performance Factors are determined by the committee considering the recommendation of our CEO, other than the metrics and goals for the Individual Performance Factor, which are determined by our CEO, or in the case of the CEO, by the committee. In addition, the committee establishes individual target award opportunities for each NEO as a percentage of base salary. Specific target award opportunities are determined based on job scope and responsibilities, as well as an assessment of Peer Group data. Awards have a maximum payment amount defined as a multiple of the target award opportunity.

Calendar Year 2025 Annual Incentive Program Parameters and Payout Decisions

In February 2025, the committee set the calendar year 2025 target award opportunities, established the metrics and goals for the Funding Factor, the Corporate Performance Factor, and the Profitability Performance Factor, determined that the three Performance Factors should be weighted equally, and established the metrics and goals for the Individual Performance Factors for each then-employed NEO. In February 2026, the committee considered the actual results under these factors and made payout decisions for the calendar year 2025 program.

2025 Annual Incentive Program Target Award Opportunities. The AIP target award opportunities for calendar year 2025 for each NEO were as set forth the figure below in accordance with the principles described below under " *– III. Executive Compensation Governance and Procedures – Peer Group Practices and Survey Data*." The target award opportunities (as a percentage of base salary) for each of our NEOs remained the same for calendar year 2025 relative to the prior year. The committee also set a maximum award opportunity, which for calendar year 2025 was equal to 2.50 times the target award opportunity.

Annual Incentive Program Target Award Opportunities for Calendar Year 2025

Named Executive Officer	Target Award Opportunity (% of Base Salary)	Target Award Opportunity ($)[1]
Timothy M. Archer	200	2,600,000
Douglas R. Bettinger	115	891,250
Seshasayee (Sesha) Varadarajan	100	766,000
Neil J. Fernandes	90	567,000
Vahid Vahedi	100	650,000

(1) Calculated by multiplying each NEO's annual base salary as of October 1, 2025 by their respective target award opportunity percentage.

2025 Annual Incentive Program Funding Factor, Corporate Performance Factor, and Profitability Performance Factor. In February 2025, the committee set non-GAAP operating margin as the metric for the Funding Factor and Corporate Performance Factor, and set non-GAAP gross margin as the metric for the Profitability Performance Factor for calendar year 2025, with the parameters as shown in the figure below.

Calendar Year 2025 Annual Incentive Program Metrics, Goals, and Results

Funding Factor	Metric	Threshold	Maximum	CY2025 Results[(2)]	Percentage Achievement
Funding Factor	Non-GAAP Operating Margin	Performance Goal 5% The minimum achievement to fund any program payments	20% (result: 34.1%) The maximum funding of 250% of target	34.1%	250%

Performance Factor	Metric	Performance to Target	CY2025 Results[(2)]	Percentage Achievement
Corporate Performance Factor	Non-GAAP Operating Margin	Performance Goal: Target 31.5%; Result 34.1%; Performance Factor[(1)] scale 0–1	34.1%	126.4%
Profitability Performance Factor	Non-GAAP Gross Margin	Performance Goal: Target 48.0%; Result 49.9%; Performance Factor[(1)] scale 0–1	49.9%	138%

(1) Minimums and maximums are set by the Funding Factor.

(2) Appendix A contains a reconciliation of non-GAAP operating margin and non-GAAP gross margin to the results reported in our financial statements.

The Company's actual non-GAAP operating margin and non-GAAP gross margin for calendar year 2025 resulted in the achievement levels shown in the figure above.

2025 Annual Incentive Program Individual Performance Factors. For calendar year 2025, the committee determined the Individual Performance Factor for each NEO (other than Mr. Archer) by establishing a baseline Individual Performance Factor of 1.05 based on the Company's performance relative to corporate-level Annual Operating Plan goals and then applying adjustments to that baseline for individual NEOs based on differentiated individual performance.

For calendar year 2025, the corporate-level Annual Operating Plan goals spanned the following areas:

- Market performance and execution: goals relating to growth in our served addressable market; success of new product introductions; penetration of new market opportunities and defense of established positions; and achievement of industry share targets, among other factors.
- Safety, quality, and customer satisfaction: goals relating to safety; quality; growth of Customer Support Business Group revenue; on-time and complete delivery of products; and customer satisfaction, among other factors.
- Human capital: goals relating to employee engagement, as measured by employee survey; and talent retention, among other factors.
- Financial performance: goals relating to operating income; earnings per share; and gross margin, among other factors.

The committee assigned above-baseline Individual Performance Factors to two NEOs (other than Mr. Archer) based on their differentiated individual performance. The committee assigned an Individual Performance Factor of 1.15 to Mr. Varadarajan in recognition of his individual contributions to strong customer support and improved new product maturity at the time of introduction, while the committee assigned an Individual Performance Factor of 1.20 to Mr. Fernandes in recognition of his individual contributions to strong customer support and improved profitability of the Company.

In determining Mr. Archer's Individual Performance Factor, the independent members of the Board evaluated the Company's performance against its corporate-level goals, Mr. Archer's individual performance, and the performance of the other members of the management team reporting to him, and determined to assign him an Individual Performance Factor equal to the highest level of individual performance achieved by the other NEOs.

Calendar Year 2025 Annual Incentive Program Payout Decisions. Based on the above results and decisions, for the calendar year 2025 AIP, the committee approved the payouts for each NEO as shown below, which were less than the maximum payout available under the Funding Factor:

Annual Incentive Program Payouts for Calendar Year 2025

Named Executive Officer	Target Award Opportunity ($)[1]	Maximum Award Opportunity Funding Factor (250.0% of Target Award Opportunity) ($)[2]	Individual Performance Factor	Corporate Performance Factor	Profitability Performance Factor	Actual Payouts ($)[3]
Timothy M. Archer	2,600,000	6,500,000	1.20	1.264	1.38	5,442,278
Douglas R. Bettinger	891,250	2,228,125	1.05	1.264	1.38	1,632,356
Seshasayee (Sesha) Varadarajan	766,000	1,915,000	1.15	1.264	1.38	1,536,571
Neil J. Fernandes	567,000	1,417,500	1.20	1.264	1.38	1,186,835
Vahid Vahedi	650,000	1,625,000	1.05	1.264	1.38	1,190,498

(1) Calculated by multiplying each NEO's annual base salary as of October 1, 2025 by their respective target award opportunity percentage.

(2) The Funding Factor resulted in AIP funding at 250.0% of target award opportunity for the calendar year (based on the actual non-GAAP operating margin results and the specific goal detailed under " – *2025 Annual Incentive Program Funding Factor, Corporate Performance Factor, and Profitability Performance Factor*" above).

(3) Calculated by multiplying each NEO's target award opportunity, in dollars, by each of (i) the Corporate Performance Factor of 1.264, (ii) the Profitability Performance Factor of 1.38, and (iii) that NEO's individual Performance Factor.

Calendar Year 2026 Annual Incentive Program Parameters

In February 2026, the committee set the target award opportunity for each NEO as a percentage of base salary and set a maximum award opportunity equal to 2.50 times the target award opportunity. For calendar year 2026, target award opportunities increased for several NEOs compared to the prior year in order to remain competitive relative to our Peer Group. The target award opportunity for each NEO is shown below.

Annual Incentive Program Target Award Opportunities for Calendar Year 2026

Named Executive Officer	Target Award Opportunity (% of Base Salary)
Timothy M. Archer	200
Douglas R. Bettinger	120
Seshasayee (Sesha) Varadarajan	110
Neil J. Fernandes	100
Vahid Vahedi	100

The committee approved non-GAAP operating margin as the annual metric for the Funding Factor and the Corporate Performance Factor, approved non-GAAP gross margin as the annual metric for the Profitability Performance Factor, and set the annual goals for the Funding Factor, the Corporate Performance Factor, and the Profitability Performance Factor. Consistent with the program design, the Corporate Performance Factor and Profitability Performance Factor goals are more difficult to achieve than the Funding Factor goal. Individual Performance Factor metrics and goals were also established for each NEO, based on corporate-level Annual Operating Plan goals and individual performance. All Corporate, Profitability, and Individual Performance Factor goals were designed to be stretch goals.

Long-Term Incentive Program

Design

Our LTIP is designed to attract and retain top talent, provide competitive levels of compensation, align pay with achievement of business objectives and with stock performance over a multi-year period, reward our NEOs for outstanding Company performance, and create stockholder value over the long-term.

Under the current LTIP, at the beginning of each multi-year performance period, target award opportunities (expressed as a U.S. dollar value), performance metrics, and the mix of vehicles used are established for the program.

Under the 2026/2028 LTIP, service-based RSUs vest on an annual basis over three years, while Market-based PRSUs cliff vest after three years. Cliff, rather than annual, vesting provides for both retention and for aligning NEOs with longer-term stockholder interests.

Equity Vehicles

The equity vehicles used in our 2026/2028 LTIP are as follows:

2026/2028 LTIP Equity Vehicles

Equity Vehicles	Vesting	Terms
Market-based PRSUs • CEO/EVPs: 60% of Target Award Opportunity • SVPs: 55% of Target Award Opportunity	• Awards cliff vest on the third anniversary of the February 27, 2026 grant date (the "Grant Date"), subject to satisfaction of a minimum performance requirement and continued employment. • Awards that vest at the end of the performance period are distributed in shares of our common stock.	• The target number of Market-based PRSUs granted is determined by dividing the applicable percentage of the target opportunity by the 30 trading day average of the closing price of our common stock prior to the Grant Date, $231.13, rounded down to the nearest share. • The number of shares represented by the Market-based PRSUs that can be earned over the performance period is determined according to the performance parameters described in the figure below.
Service-based RSUs • CEO/EVPs: 40% of Target Award Opportunity • SVPs: 45% of Target Award Opportunity	• Awards vest one-third on the first, second, and third anniversaries of the Grant Date, subject to continued employment. • Awards are distributed in shares of our common stock upon vesting.	• The number of RSUs granted is determined by dividing the applicable percentage of the target opportunity by the 30 trading day average of the closing price of our common stock prior to the Grant Date, $231.13, rounded down to the nearest share.

2026/2028 Market-based PRSU Performance Parameters

Parameter	Terms
Performance Period	Three years from the first business day in February (February 2, 2026 through February 1, 2029).
Performance Index	PHLX Semiconductor Sector Total Return Index, or "XSOX index"
Number of Shares	• Based on our relative TSR performance compared to the TSR performance of the components of the XSOX index, on a percentile rank basis. The TSR performance is measured using the average closing price for the 50 trading days prior to the dates the performance period begins and ends, assuming that any dividends paid are reinvested on the ex-dividend date. Percentile rank is rounded down to the nearest one tenth of a percentile using conventional rounding. • A table reflecting the potential payouts is shown below in the figure below. • The final shares awarded cannot exceed 100% of the target if our TSR is negative over the performance period.

Market-based PRSU Potential Payouts

Lam's TSR Percentile Rank Compared to XSOX Index	Market-based PRSUs That Can Be Earned (% of Target)(1)
75th percentile or more	150
50th percentile	100
25th percentile	50
Less than 25th percentile	0

(1) The results of the vesting criteria (reflecting the number of Market-based PRSUs that can be earned) are linearly interpolated between the stated percentiles and percentages. The result of the vesting criteria is rounded down to the nearest whole number.

Calendar Year 2026 LTIP Decisions

Calendar Year 2026 decisions for the 2026/2028 LTIP. Under our LTIP, the committee sets a target award opportunity for each participant based on the NEO's position and responsibilities, Company and individual performance, and an assessment of competitive compensation data. The target award opportunities for each participant are expressed in a U.S. dollar value. On February 27, 2026, the committee made a grant under the 2026/2028 LTIP of Market-based PRSUs and service-based RSUs, on the terms set forth in the tables titled "*2026/2028 LTIP Equity Vehicles*" and "*2026/2028 Market-based PRSU Performance Parameters*" above, with a combined value equal to the NEO's total target award opportunity, as determined by the committee and shown below. The calendar year 2026/2028 target amounts for each NEO were increased from calendar 2025/2027 target opportunities after taking into consideration our NEOs' contributions and responsibilities, and our desire to continue to incentivize outperformance and to provide appropriate incentive opportunities in a highly competitive market. Market median long-term incentive data across NEO roles increased by approximately 15% year-over-year on average, with more pronounced increases for Mr. Fernandes' and Dr. Vahedi's roles. In addition, as was noted above with respect to Mr. Varadarajan, the committee also adjusted his compensation to reflect the broader role and increased responsibilities he was assuming in 2026 in connection with his appointment as Chief Operating Officer.

2026/2028 LTIP Award Grants

Named Executive Officer	Target Award Opportunity ($)(1)	Market-based PRSU Award (#)(2)	Service-based RSU Award (#)
Timothy M. Archer	29,500,000	76,580	51,053
Douglas R. Bettinger	7,250,000	18,820	12,547
Seshasayee (Sesha) Varadarajan	7,250,000	18,820	12,547
Neil J. Fernandes	4,250,000	10,113	8,274
Vahid Vahedi	4,650,000	11,065	9,053

(1) Target award opportunities (expressed as a U.S. dollar value) are approved by the committee and converted to awards on the grant date as described in the figure above titled "2026/2028 LTIP Equity Vehicles" using the 30 trading day average of the closing price of our common stock prior to the Grant Date. Target award opportunities differ from the amounts shown in " – *Executive Compensation Tables*" following this CD&A, which represent the grant date fair value of the awards determined in accordance with ASC 718.

(2) The number of Market-based PRSUs awarded is reflected at target. The final number of shares that may be earned will be 0% to 150% of target.

Calendar Year 2023/2025 LTIP Award Payouts. In February 2026, the committee determined the payouts for the calendar year 2023/2025 LTIP Awards of Market-based PRSUs. Prior to our 2025/2027 LTIP, the number of shares represented by the Market-based PRSUs earned over the performance period was based on our relative TSR performance compared to the market price performance of the XSOX index as described in the table below. Starting with our 2025/2027 LTIP, the committee began measuring relative TSR performance for the Market-based PRSUs by the percentile ranking of the Company's TSR relative to the TSRs for the companies making up the performance index, as described in the table titled "*2026/2028 Market-based PRSU Performance Parameters"* above.

2023/2025 Market-based PRSU Performance Parameters

Parameter	Terms
Performance Period	Three years from the first business day in February (February 1, 2023 through January 31, 2026).
Performance Index	PHLX Semiconductor Sector Total Return Index, or "XSOX index"
Number of Shares	• Based on our relative TSR performance compared to the market price performance of the Performance Index, subject to a ceiling as shown in the figure below. The TSR performance or market price performance is measured using the closing price for the 50 trading days prior to the dates the performance period begins and ends, assuming that any dividends paid on our common stock are reinvested on the ex-dividend date (consistent with the treatment of dividends in the Performance Index). • Potential payouts are as shown in the figure below. The result of the vesting formula is rounded down to the nearest whole number.

2023/2025 Market-based PRSU Potential Payouts

Lam's TSR % Change Performance Compared to XSOX Index % Change Performance	Market-based PRSUs That Can Be Earned (% of Target)(1)
+ 25% or more	150
10%	120
0% (equal to index)	100
- 10%	80
- 25%	50
- 50% or less	0

(1) The results of the vesting formula (reflecting the number of Market-based PRSUs that can be earned) are linearly interpolated between the stated percentages.

Based on the parameters set forth above, the Company's TSR performance over the three-year performance period was equal to 319.73% and the performance of the XSOX index (based on market price) over the same three-year performance period was equal to 178.75%. Lam's stock price outperformed the XSOX index by 140.98%, which resulted in the maximum possible performance payout of 150% of the target number of Market-based PRSUs granted to each NEO. Based on such results, the committee made the following payouts to each NEO for the 2023/2025 LTIP Award of Market-based PRSUs.

2023/2025 LTIP Market-based PRSU Award Payouts

Named Executive Officer	Target Market-based PRSUs (#)	Actual Payout of Market-based PRSUs (150.00% of Target Award Opportunity) (#)
Timothy M. Archer	181,020	271,530
Douglas R. Bettinger	51,280	76,920
Seshasayee (Sesha) Varadarajan	35,950	53,925
Neil J. Fernandes	14,380	21,570
Vahid Vahedi	33,180	49,770

Compensation Recovery (or "Clawback") Policy

The Company's Policy for the Recovery of Erroneously Awarded Compensation (the "Clawback Policy") first became effective in 2023 in compliance with SEC rules and Nasdaq's final listing standards under the Dodd-Frank Wall Street Reform and Consumer Protection Act. Pursuant to the terms of the Clawback Policy, which applies to the Company's current and former "Section 16 officers" within the meaning of Rule 16a-1(f) under the Exchange Act, the Company must recoup, on a pre-tax basis, the excess amount of certain incentive-based compensation granted, earned, or vested wholly or in part on the attainment of any financial reporting measure (including relative total shareholder return), such as cash awards under our AIP or Market-based PRSUs awarded under our LTIP, during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. An accounting restatement includes any required restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Clawback Policy applies regardless of fault, fraud, or misconduct.

In addition, pursuant to the Company's executive severance policy, as further detailed in the section titled, *" – Executive Compensation Tables – Potential Payments upon Termination or Change in Control"* below, in the event of a termination for Cause (as defined in the executive severance policy), of any of the covered executives, including each of the NEOs, such covered executive would forfeit all unvested equity awards, including any unvested stock options, service-based RSUs, and Market-based PRSUs held by such covered executive at the time of termination.

Insider Trading Policy and Hedging and Pledging Prohibition

We have adopted policies and procedures, including our insider trading policy, governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees, and other individuals associated with us, as well as the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and Nasdaq listing standards. A copy of our insider trading policy is filed as Exhibit 19.1 to our 2026 Annual Report.

As part of these policies and procedures, we prohibit our directors, officers, employees, and other individuals associated with us from engaging in (a) hedging transactions, such as "cashless" collars, forward sales, equity swaps and other similar arrangements; (b) short sales; or (c) "put" or "call" option transactions with respect to Company securities. Such persons are also prohibited from pledging Company securities.

Stock Ownership Guidelines

For senior vice presidents and above, we also have stock ownership guidelines that foster alignment with our long-term strategy. Our stock ownership guidelines for our NEOs and certain other senior executives are shown below. The relevant dollar amount is translated into a number of shares by dividing the applicable multiple of base salary by the average closing price of our common stock for the 30 trading days through the last trading day of the most recently-completed fiscal year as of the measurement date. Shares counted toward the minimum stock ownership requirements under our guidelines include: (i) shares owned outright, and (ii) shares held in our 401(k) plan. In addition, under our guidelines, unearned performance awards and unexercised options (or portions thereof) are not included toward meeting the requirements. Ownership levels as shown below must be achieved within five years of appointment to the applicable position. Increased requirements due to promotions or an increase in the ownership guideline must be achieved within five years of such promotion or change in the guidelines. Our ownership guidelines are reviewed by the committee on an annual basis. At the end of fiscal year 2026, all NEOs were in compliance with our stock ownership guidelines or have a period of time remaining under the guidelines to meet the required ownership level.

Executive Stock Ownership Guidelines

Position	Guidelines
President and Chief Executive Officer	6x base salary
Executive Vice Presidents	2x base salary
Senior Vice Presidents	1x base salary

Retirement Arrangements

The equity award agreements granted to NEOs under our 2026/2028 LTIP include terms that provide for favorable vesting treatment in the event of certain qualified retirements. The committee approved these award agreements to help attract and retain our NEOs, and to facilitate succession and transition planning in connection with NEO retirements.

For additional information about these agreements and detail about post-termination benefits under these agreements, see the *" – Executive Compensation Tables – Potential Payments Upon Termination or Change in Control"* section below.

Severance/Change in Control Arrangements

The Company has adopted an executive severance policy and executive change in control policy, which are intended to help attract and retain our NEOs, and to facilitate a smooth transaction and transition planning in connection with change in control events. The severance policy provides for designated payments in the event of an involuntary termination of employment, death or disability, as such terms are defined in the policy. The change in control policy provides for designated payments in the case of a change in control or an acquisition by the Company, in each case when coupled with an involuntary termination (i.e., a double trigger is required before payment is made due to a change in control or acquisition by the Company), as such terms are defined in the policy.

For additional information about these arrangements and detail about post-termination payments under these arrangements, see the *" – Executive Compensation Tables – Potential Payments Upon Termination or Change in Control"* section below.

Other Benefits Not Available to All Employees

Hart-Scott-Rodino Filing Fees

During fiscal year 2026, the Company paid filing fees and related legal fees incurred in connection with filings by Mr. Archer and Mr. Bettinger under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act"). The filings were required because the dollar value of shares held by each of Mr. Archer and Mr. Bettinger exceeded thresholds established under the HSR Act, due to stock price appreciation and the vesting of equity awards granted under our LTIP. The committee considers it appropriate to pay these expenses because they arose as a result of the operation of the Company's equity compensation program. Mr. Archer and Mr. Bettinger are each responsible for taxes due as a result of our paying the filing and legal fees, and they were not provided tax gross-up payments. The amount of the filing and legal fees paid appears in the "All Other Compensation" column in the *"Summary Compensation Table*" below.

Elective Deferred Compensation Plan

The Company maintains an Elective Deferred Compensation Plan that allows eligible employees (including all the NEOs) to voluntarily defer receipt of all or a portion of base salary and certain incentive compensation payments until a date or dates elected by the participating employee. This allows the employee to defer taxes on designated compensation amounts. In addition, the Company is obligated to pay a limited Company contribution to the plan for all eligible employees.

Supplemental Health and Welfare

We provide certain health and welfare benefits to our NEOs that are not generally available to other employees, including the payment of premiums for supplemental long-term disability insurance and additional voluntary health services.

We also provide post-retirement medical and dental insurance coverage for eligible former executive officers under our Retiree Health Plans, subject to certain eligibility requirements. The program was closed to executive officers who joined the Company or became executive officers through promotion effective on or after January 1, 2013. We have an independent actuarial valuation of post-retirement benefits for eligible NEOs conducted annually in accordance with GAAP. The most recent valuation was conducted in June 2026 and reflected the retirement benefit obligation for the NEOs as shown below.

NEO Post-Retirement Benefit Obligations

Named Executive Officer	As of June 28, 2026 ($)
Timothy M. Archer	894,000
Douglas R. Bettinger[(1)]	—
Seshasayee (Sesha) Varadarajan[(1)]	—
Neil J. Fernandes[(1)]	—
Vahid Vahedi	886,000

(1) Messrs. Bettinger, Varadarajan and Fernandes are not eligible to participate under the terms of the program.

III. EXECUTIVE COMPENSATION GOVERNANCE AND PROCEDURES

Role of the Compensation and Human Resources Committee

Our Board has delegated certain responsibilities to the compensation and human resources committee through a formal charter. The committee oversees the compensation programs in which our CEO and his direct reports who are executive or senior vice presidents participate. The independent members of our Board approve the compensation packages and payouts for our CEO. Our CEO is not present for any decisions regarding his compensation packages and payouts.

Committee responsibilities include, but are not limited to:

- reviewing and approving the Company's executive compensation philosophy, objectives, and strategies;
- reviewing and approving the appropriate peer group companies for purposes of evaluating the Company's compensation competitiveness;
- reviewing, and approving where appropriate, equity-based compensation plans;
- causing the Board to perform a periodic performance evaluation of our CEO;
- recommending to the independent members of the Board corporate goals and objectives under the Company's compensation plans, compensation packages (e.g., annual base salary level, annual cash incentive award, long-term incentive award and any employment agreement, severance arrangement, change-in-control arrangement, equity grant, or special or supplemental benefits, and any material amendment to any of the foregoing) applicable to our CEO, and compensation payouts for our CEO;
- annually reviewing with our CEO the performance of the Company's other executive officers in light of the Company's executive compensation goals and objectives and approving the compensation packages and compensation payouts for such individuals;
- reviewing and recommending for appropriate Board action all cash, equity-based, and other compensation packages, and compensation payouts applicable to the chair and other non-employee members of the Board;
- overseeing management's determination as to whether the compensation policies and practices, including those related to pay equity laws, create risks that are reasonably likely to have a material adverse effect on the Company;
- reviewing the results of "Say on Pay" votes and considering whether any adjustments to the Company's executive compensation program are appropriate; and
- establishing stock ownership guidelines applicable to the Company's executive officers and recommending to the Board stock ownership guidelines applicable to the chair and other members of the Board.

The committee is authorized to delegate its authority and responsibilities as it deems proper and consistent with legal requirements to its members, any other committee of the Board and/or one or more officers of the Company, in accordance with the provisions of the Delaware General Corporation Law. For additional information on the committee's responsibilities and authorities, see "*Governance Matters – Corporate Governance – Board Committees – Compensation and Human Resources Committee*" above.

In order to carry out these responsibilities, the committee receives and reviews information, analyses, and proposals prepared by our management and by the committee's compensation consultant (see " – *Role of Committee Advisors*" below).

Role of Committee Advisors

The committee is authorized to engage its own independent advisors to assist in carrying out its responsibilities. The committee has engaged the services of Compensia, Inc. ("Compensia"), a national compensation consulting firm, as the committee's compensation consultant. Compensia provides the committee with independent and objective guidance regarding the amount and types of compensation for our chair, non-employee directors, and executive officers, and how these amounts and types of compensation compare to other companies' compensation practices, as well as guidance on market trends, evolving regulatory requirements, peer group composition, and other matters as requested by the committee.

Representatives of Compensia regularly attend committee meetings (including executive sessions without management present), communicate with the committee chair outside of meetings, and assist the committee with its consideration of performance metrics and goals. Compensia reports to the committee, not to management. At the committee's request, Compensia meets with members of management to gather and discuss information that is relevant to advising the committee. The committee may replace Compensia or hire additional advisors at any time. Compensia has not provided any other services to the committee or to our management, and has received no compensation from us other than with respect to the services described above. The committee assessed the independence of Compensia pursuant to SEC rules and Nasdaq listing standards, including the following factors: (1) the absence of other services provided by it to the Company; (2) the fees paid to it by the Company as a percentage of its total revenue; (3) its policies and procedures to prevent conflicts of interest; (4) the absence of any business or personal relationships with committee members and with our executive officers; and (5) the fact that it does not own any Lam common stock. The committee assessed this information and concluded that the work of Compensia had not raised any conflict of interest.

Role of Management

Our CEO, with support from our human resources and finance organizations, develops recommendations for the compensation of our other executive officers. Typically, these recommendations cover base salaries, AIP target award opportunities, LTIP target award opportunities, and the criteria upon which these award opportunities may be earned, as well as actual payout amounts under the AIP and LTIP.

The committee considers our CEO's recommendations within the context of competitive compensation data, the Company's compensation philosophy and objectives, current business conditions, the advice of Compensia, and any other factors it considers relevant.

Our CEO and certain other members of management attend committee meetings at the request of the committee but leave the meeting for any deliberations related to and decisions regarding their own compensation, when the committee meets in executive session, and at any other time requested by the committee.

Peer Group Practices and Survey Data

In establishing the total compensation levels of our executive officers, as well as the mix and weighting of individual compensation elements, the committee monitors compensation data from a group of comparably sized companies in the technology industry (the "Peer Group"). The committee selects the companies constituting our Peer Group based on their comparability to our lines of business and industry, annual revenue, and market capitalization, and our belief that we are likely to compete with them for executive talent. Our Peer Group is focused on public semiconductor, semiconductor equipment, and materials companies that file standard reports with the SEC as domestic issuers, and similarly-sized high-technology equipment and hardware companies with a global presence and a significant investment in research and development. The table below summarizes how the calendar year 2026 Peer Group companies compare to the Company:

Peer Group Revenue and Market Capitalization

Metric	Lam Research ($M)	Target for Peer Group	Peer Group Median ($M)
Revenue (last completed reported four quarters as of July 7, 2025)	17,136	Approximately 0.33 to 3 times Lam	16,049
Market Capitalization (30-day average as of July 7, 2025)	115,382	Approximately 0.33 to 3 times Lam	113,003

Based on these criteria, the Peer Group and targets may be modified from time to time. Our Peer Group was reviewed in August 2025 to ensure that our Peer Group continues to fit within our Peer Group criteria outlined above, and no changes were made for calendar year 2026 compensation decisions. Our Peer Group consists of the companies listed as follows:

Peer Group Companies for Calendar Year 2026

Advanced Micro Devices, Inc.	Cisco Systems, Inc.	Microchip Technology Incorporated	Qualcomm Incorporated
Agilent Technologies, Inc.	Corning Incorporated	Micron Technology, Inc.	Texas Instruments Inc.
Analog Devices, Inc.	Intel Corporation	NVIDIA Corporation	
Applied Materials, Inc.	KLA Corporation	NXP Semiconductors N.V.	
Broadcom Inc.	Marvell Technology, Inc.	ON Semiconductor Corporation	

We derive revenue, market capitalization, and NEO compensation data from public filings made by our Peer Group companies with the SEC and from other publicly available sources. Radford Technology Survey data may be used to supplement compensation data

from public filings as needed. The committee reviews compensation practices and selected data on base salary, bonus targets, total cash compensation, equity awards, and total compensation drawn from the Peer Group companies and/or the Radford Technology Survey as a reference to help ensure compensation packages are consistent with market norms.

Base pay levels for each executive officer are generally set with reference to market-competitive levels and in reflection of each officer's skills, experiences, and performance. Variable pay target award opportunities and total direct compensation for each executive officer are generally designed to deliver market-competitive compensation for the achievement of stretch goals, with downside risk for underperforming and upside reward for overperforming. For those executive officers who are new to their roles, compensation arrangements may be designed to deliver below-market compensation for a period of time. However, the committee does not "target" pay at any specific percentile. Rather, individual pay positioning depends on a variety of factors, such as prior job performance, job scope and responsibilities, skill set, prior experience, time in position, internal comparisons of pay levels for similar skill levels or positions, our goals to attract and retain executive talent, Company performance, and general market conditions.

Assessment of Compensation Risk

Management, with the assistance of Compensia, the committee's independent compensation consultant, conducted a compensation risk assessment in 2026 and concluded that risks arising from the Company's current employee compensation programs are not reasonably likely to have a material adverse effect on the Company.

Policies and Practices Related to Timing of Option Awards

As was noted above, our executive compensation program includes a long-term incentive program, or LTIP, which is described in more detail in *" – II. CY2025 and CY2026 Compensation Programs"* above. The LTIP consists of a mix of vehicles, which in prior years has included stock options for executives at the level of senior vice president or above. Executives below the level of senior vice president, and non-executive employees who do not participate in the LTIP, have historically not been eligible to receive stock options. Beginning with our calendar year 2025/2027 LTIP, the committee adjusted the mix of vehicles and removed stock options from our pay mix.

Our standard practice is for the committee to annually approve the grant of equity awards under the LTIP for the current calendar year at each regularly scheduled February meeting of the committee. In addition, the committee recommends to the independent members of the Board the approval of equity awards to the CEO under the LTIP for the current calendar year, and the independent members of our Board then review and approve such awards to the CEO during their regularly scheduled February meeting. The grant date for all of the aforementioned annual equity awards under the LTIP, including stock options, if any, is generally on March 1 of each applicable calendar year, unless March 1 falls on a Saturday or a Sunday, in which case we generally grant awards on the preceding Friday or succeeding Monday.

The grant date for annual equity awards under the LTIP occurs at a time when the Company is generally not expected to be in possession of material non-public information regarding our business, and at a time when the Company is not expected to have recently disclosed, or to be imminently disclosing, material non-public information.

We may grant equity awards, including options, to NEOs and other eligible executives outside of our annual award cycle for new hires, promotions, recognition, retention, or other purposes. In determining when to grant "off-cycle" stock option awards, the committee generally would seek to do so at a time when the Company is not expected to be in possession of material non-public information regarding our business, and at a time when the Company is not expected to have recently disclosed, or to be imminently disclosing, material non-public information.

During fiscal year 2026, the Company did not (i) time the disclosure of material non-public information for the purpose of affecting the value of executive compensation, or (ii) grant any stock options to any of its NEOs in any period beginning four business days prior to the filing of a periodic report on Form 10-Q, Form 10-K or current report on Form 8-K that discloses material non-public information, and ending one business day after the filing of such Form 10-Q, Form 10-K or Form 8-K.

Tax and Accounting Considerations

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Internal Revenue Code (the "Code") provide that "disqualified individuals" within the meaning of the Code (which generally includes certain officers, directors, and employees of the Company) may be subject to additional tax if they receive payments or benefits in connection with a change in control of the Company that exceed certain prescribed limits. The Company or its successor may also forfeit a deduction on the amounts subject to this additional tax.

We did not provide any of our executive officers, any director, or any other service provider with a "gross-up" or other reimbursement payment for any tax liability that the individual might owe as a result of the application of sections 280G or 4999 during fiscal year

2026, and we have not agreed and are not otherwise obligated to provide any individual with such a "gross-up" or other reimbursement as a result of the application of sections 280G and 4999.

Internal Revenue Code Section 409A

Section 409A of the Code imposes significant additional taxes on an executive officer, director, or service provider that receives non-compliant "deferred compensation" that is within the scope of section 409A. Among other things, section 409A potentially applies to cash awards under the LTIP, if any, the Elective Deferred Compensation Plan, certain equity awards, and severance arrangements.

To assist our employees in avoiding additional taxes under section 409A, we have structured the LTIP, the Elective Deferred Compensation Plan, and our equity awards in a manner intended to qualify them for exemption from, or compliance with, section 409A.

Accounting for Stock-Based Compensation

We follow ASC 718 for accounting for our stock options and other stock-based awards. ASC 718 requires companies to calculate the grant date "fair value" of their stock option grants and other equity awards using a variety of assumptions. This calculation is performed for accounting purposes. ASC 718 also requires companies to recognize the compensation cost of stock option grants and other stock-based awards in their income statements over the period that an employee is required to render service in exchange for the option or other equity award.

Compensation Committee Report

The compensation and human resources committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of SEC Regulation S-K. Based on this review and discussion, the compensation and human resources committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and the Company's Annual Report on Form 10-K.

This Compensation Committee Report shall not be deemed "filed" with the SEC for purposes of federal securities law, and it shall not, under any circumstances, be incorporated by reference into any of the Company's past or future SEC filings. The report shall not be deemed soliciting material.

MEMBERS OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

Jyoti K. Mehra (Chair)
Michael R. Cannon
Mark Fields
Abhijit Y. Talwalkar

Compensation Committee Interlocks and Insider Participation

None of the compensation and human resources committee members who served during fiscal year 2026 have ever been an officer or employee of Lam Research. None of our executive officers who served during fiscal year 2026 served as a member of the board of directors or compensation committee of any entity that has one or more executive officers who served on our Board or compensation and human resources committee during fiscal year 2026.

Executive Compensation Tables

The following tables show compensation information for our named executive officers:

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Stock Awards ($) (1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(3)	Total ($)
Timothy M. Archer *President, Chief Executive Officer*	2026	1,316,625	—		33,539,410	—	5,442,278	(4)	56,162	40,354,475
	2025	1,236,539	—		24,101,123	—	2,938,320	(5)	22,179	28,298,161
	2024	1,176,923	—		19,847,946	6,261,433	2,831,300	(6)	17,439	30,135,041
Douglas R. Bettinger *Executive Vice President, Chief Financial Officer*	2026	785,962	—		8,242,610	—	1,632,356	(4)	131,909	10,792,837
	2025	743,999	—		6,800,221	—	1,022,379	(5)	27,136	8,593,735
	2024	720,591	—		5,353,700	1,689,107	1,001,195	(6)	17,239	8,781,832
Seshasayee (Sesha) Varadarajan *Executive Vice President, Chief Operating Officer*	2026	778,423	5,638	(7)	8,242,610	—	1,536,571	(4)	12,715	10,575,957
	2025	714,596	2,560	(7)	5,609,261	—	838,646	(5)	15,789	7,180,852
	2024	561,697	2,800	(7)	4,528,866	857,469	649,805	(6)	12,684	6,613,321
Neil J. Fernandes *Senior Vice President, Global Customer Operations*	2026	650,096	—		4,784,397	—	1,186,835	(4)	15,037	6,636,365
Vahid Vahedi *Senior Vice President, Chief Technology and Sustainability Officer*	2026	668,269	9,966	(7)	5,234,810	—	1,190,498	(4)	15,580	7,119,123
	2025	618,269	1,673	(7)	3,673,330	—	734,580	(5)	18,327	5,046,179
	2024	553,524	873	(7)	3,311,056	742,493	649,805	(6)	14,995	5,272,746

(1) The target value of Mr. Archer's service-based RSU and Market-based PRSU awards under the LTIP was $29,500,000 for fiscal year 2026, $24,100,000 for fiscal year 2025, and $17,200,000 for fiscal year 2024. The target value of Mr. Bettinger's service-based RSU and Market-based PRSU awards was $7,250,000 for fiscal year 2026, $6,800,000 for fiscal year 2025, and $4,640,000 for fiscal year 2024. The target value of Mr. Varadarajan's service-based RSU and Market-based PRSU awards was $7,250,000 for fiscal year 2026, $5,650,000 for fiscal year 2025, and $3,952,500 for fiscal year 2024. The target value of Mr. Fernandes' service-based RSU and Market-based PRSU awards was $4,250,000 for fiscal year 2026. The target value of Dr. Vahedi's service-based RSU and Market-based PRSU awards was $4,650,000 for fiscal year 2026, $3,700,000 for fiscal year 2025, and $2,890,000 for fiscal year 2024. The amounts shown in this column represent the value of service-based RSU and Market-based PRSU awards granted, in accordance with ASC 718. However, pursuant to SEC rules, these values are not reduced by an estimate for the probability of forfeiture. For fiscal year 2026, the aggregate grant date fair value of the RSU and Market-based PRSU awards that may be earned by each NEO assuming the highest level of performance conditions for the Market-based PRSU awards will be achieved is as follows: Mr. Archer: $44,390,031; Mr. Bettinger: $10,909,215; Mr. Varadarajan: $10,909,215; Mr. Fernandes: $6,217,166; and Dr. Vahedi: $6,802,468. The fair value of service-based RSUs was calculated based on the fair market value of the Company's common stock at the date of grant, discounted for dividends because the RSUs do not have dividend equivalent rights. The fair value of Market-based PRSUs granted in fiscal year 2026 under the 2026/2028 LTIP on February 27, 2026 was calculated using a Monte Carlo simulation model using the assumptions shown below. For additional details regarding the grants see *"Grants of Plan-Based Awards for Fiscal Year 2026"* below.

Market-based PRSU Award Valuation Assumptions			
Expected Volatility	Risk-free Interest Rate	Expected Term (Years)	Dividend Yield
44.34%	3.36%	2.93	0.44%

(2) The target value of stock option awards under the LTIP for fiscal year 2024 was $4,300,000 for Mr. Archer, $1,160,000 for Mr. Bettinger, $697,500 for Mr. Varadarajan, and $510,000 for Dr. Vahedi. The amounts shown in this column represent the value of the stock option awards granted, in accordance with ASC 718. However, pursuant to SEC rules, these values are not reduced by an estimate for the probability of forfeiture.

(3) Please refer to "*All Other Compensation Table for Fiscal Year* 2026," which immediately follows this table, for additional information.

(4) Represents the amount earned and subsequently paid under the calendar year 2025 AIP.

(5) Represents the amount earned and subsequently paid under the calendar year 2024 AIP.

(6) Represents the amount earned and subsequently paid under the calendar year 2023 AIP.

(7) Represents patent awards.

All Other Compensation Table for Fiscal Year 2026

	Company Matching Contribution to the Company's Section 401(k) Plan ($)	Company-Paid Long-Term Disability Insurance Premiums ($)	Company Contribution to the Elective Deferred Compensation Plan ($)	Other ($)	Total ($)
Timothy M. Archer	10,800	4,589	2,500	38,273 (1)	56,162
Douglas R. Bettinger	14,092	4,589	2,500	110,728 (2)	131,909
Seshasayee (Sesha) Varadarajan	10,892	1,823	—	—	12,715
Neil J. Fernandes	11,160	1,377	2,500	—	15,037
Vahid Vahedi	11,250	2,330	—	2,000 (3)	15,580

(1) Represents (1) a $30,000 filing fee paid by the Company in connection with a filing by Mr. Archer under the HSR Act and (2) legal fees of $8,273 paid by the Company in connection with the preparation of Mr. Archer's HSR Act filing.

(2) Represents (1) a $105,000 filing fee paid by the Company in connection with a filing by Mr. Bettinger under the HSR Act and (2) legal fees of $5,728 paid by the Company in connection with the preparation of Mr. Bettinger's HSR Act filing.

(3) Represents a matching or employee-designated charitable contribution made by the Company pursuant to its employee gift match and volunteerism program, which is available to all Company employees.

Grants of Plan-Based Awards for Fiscal Year 2026

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards			
Name	Award Type	Grant Date	Approved Date	Target ($)(1)	Maximum ($)(1)	Target (#)(2)	Maximum (#)(2)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Timothy M. Archer	Annual Incentive Program	N/A	2/4/26	2,691,000	6,727,500				
	LTIP-Equity								
	Market-based PRSUs	2/27/26	2/4/26			76,580 (4)	114,870 (4)		21,701,240
	Service-based RSUs	2/27/26	2/4/26					51,053 (5)	11,838,170
Douglas R. Bettinger	Annual Incentive Program	N/A	2/3/26	966,000	2,415,000				
	LTIP-Equity								
	Market-based PRSUs	2/27/26	2/3/26			18,820 (4)	28,230 (4)		5,333,212
	Service-based RSUs	2/27/26	2/3/26					12,547 (5)	2,909,398
Seshasayee (Sesha) Varadarajan	Annual Incentive Program	N/A	2/3/26	880,000	2,200,000				
	LTIP-Equity								
	Market-based PRSUs	2/27/26	2/3/26			18,820 (4)	28,230 (4)		5,333,212
	Service-based RSUs	2/27/26	2/3/26					12,547 (5)	2,909,398
Neil J. Fernandes	Annual Incentive Program	N/A	2/3/26	685,000	1,712,500				
	LTIP-Equity								
	Market-based PRSUs	2/27/26	2/3/26			10,113 (4)	15,169 (4)		2,865,822
	Service-based RSUs	2/27/26	2/3/26					8,274 (5)	1,918,575
Vahid Vahedi	Annual Incentive Program	N/A	2/3/26	700,000	1,750,000				
	LTIP-Equity								
	Market-based PRSUs	2/27/26	2/3/26			11,065 (4)	16,597 (4)		3,135,600
	Service-based RSUs	2/27/26	2/3/26					9,053 (5)	2,099,210

(1) The calendar year 2026 AIP target and maximum estimated future payouts reflected in this table were calculated using the base salary for calendar year 2026. Awards payouts range from 0% to 250% of target.

(2) The amounts reported represent the target and maximum number of Market-based PRSUs that may vest on the terms described in " – Compensation Discussion and Analysis" above. The number of shares that may be earned is equal to from 0% to 150% of target.

(3) The amounts reported represent the fair value of Market-based PRSU and service-based RSU awards granted during fiscal year 2026 in accordance with ASC 718. However, pursuant to SEC rules, these values are not reduced by an estimate for the probability of forfeiture. For details regarding the assumptions used to calculate the fair value of awards granted during fiscal year 2026, see note 1 to the "Summary Compensation Table" above.

(4) The Market-based PRSUs will vest on the third anniversary of the grant date, subject to continued employment. The actual conversion of Market-based PRSUs into shares of Lam common stock following the conclusion of the three-year performance period will range from 0% to 150% of the target amount, depending upon the percentile ranking of Lam's TSR relative to the TSR of the companies in the XSOX index over the applicable three-year performance period.

(5) The RSUs will vest in three equal installments on the first, second, and third anniversaries of the grant date, subject to continued employment.

Outstanding Equity Awards at Fiscal Year 2026 Year-End

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Timothy M. Archer	2/27/2026 (2)					51,053	19,353,682	—	—
	2/27/2026 (3)					—	—	76,580	29,030,712
	2/28/2025 (2)					79,000	29,948,110	—	—
	2/28/2025 (3)					—	—	177,750	67,383,248
	3/1/2024 (2)					16,360	6,201,912	—	—
	3/1/2024 (5)					—	—	147,260	55,824,793
	3/1/2024 (4)	98,160	49,080	98.15	3/1/2031				
	3/1/2023 (4)	181,020	—	49.09	3/1/2030				
	3/1/2022 (4)	151,980	—	54.06	3/1/2029				
	3/1/2021 (4)	59,970	—	59.88	3/1/2028				
	3/2/2020 (4)	121,400	—	30.03	3/2/2027				
Douglas R. Bettinger	2/27/2026 (2)					12,547	4,756,442	—	—
	2/27/2026 (3)					—	—	18,820	7,134,474
	2/28/2025 (2)					22,290	8,449,916	—	—
	2/28/2025 (3)					—	—	50,153	19,012,501
	3/1/2024 (2)					4,420	1,675,578	—	—
	3/1/2024 (5)					—	—	39,720	15,057,455
	3/1/2024 (4)	—	13,240	98.15	3/1/2031				
Seshasayee (Sesha) Varadarajan	2/27/2026 (2)					12,547	4,756,442	—	—
	2/27/2026 (3)					—	—	18,820	7,134,474
	2/28/2025 (2)					20,836	7,898,719	—	—
	2/28/2025 (3)					—	—	38,199	14,480,859
	3/1/2024 (2)					5,310	2,012,968	—	—
	3/1/2024 (5)					—	—	29,190	11,065,637
	3/1/2024 (4)	15,920	7,960	98.15	3/1/2031				
	3/1/2023 (4)	29,400	—	49.09	3/1/2030				
	3/1/2022 (4)	20,880	—	54.06	3/1/2029				
	3/1/2021 (4)	12,270	—	59.88	3/1/2028				
	3/2/2020 (4)	27,480	—	30.03	3/2/2027				
Neil J. Fernandes	2/27/2026 (2)					8,274	3,136,591	—	—
	2/27/2026 (3)					—	—	10,113	3,833,737
	2/28/2025 (2)					13,276	5,032,799	—	—
	2/28/2025 (3)					—	—	24,339	9,226,672
	3/1/2024 (2)					3,650	1,383,679	—	—
	3/1/2024 (5)					—	—	20,090	7,615,918
	3/1/2024 (4)	10,940	5,470	98.15	3/1/2031				
	3/1/2023 (4)	11,760	—	49.09	3/1/2030				
Vahid Vahedi	2/27/2026 (2)					9,053	3,431,902	—	—
	2/27/2026 (3)					—	—	11,065	4,194,631
	2/28/2025 (2)					13,645	5,172,683	—	
	2/28/2025 (3)					—	—	25,015	9,482,936
	3/1/2024 (2)					3,880	1,470,869	—	—
	3/1/2024 (5)					—	—	21,340	8,089,781
	3/1/2024 (4)	11,640	5,820	98.15	3/1/2031				
	3/1/2023 (4)	27,150	—	49.09	3/1/2030				
	3/1/2022 (4)	20,880	—	54.06	3/1/2029				
	3/1/2021 (4)	12,270	—	59.88	3/1/2028				

(1) Calculated by multiplying the number of unvested units by $379.09, the closing price of our common stock on June 26, 2026, which was the last trading day of fiscal year 2026.

(2) The RSUs will vest in three equal installments on the first, second, and third anniversaries of the grant date, subject to continued employment.

(3) The Market-based PRSUs will vest on the third anniversary of the grant date, subject to continued employment. The Market-based PRSUs are shown at their target amount. The actual conversion of the Market-based PRSUs into shares of Lam common stock following the conclusion of the three-year performance period will range from 0% to 150% of that target amount, depending upon the percentile ranking of Lam's TSR relative to the TSR of the companies in the XSOX index over the applicable three-year performance period.

(4) The stock options become exercisable in three equal installments on the first, second, and third anniversaries of the grant date, subject to continued employment.

(5) The Market-based PRSUs will vest on the third anniversary of the grant date, subject to continued employment. The Market-based PRSUs are shown at their target amount. The actual conversion of the Market-based PRSUs into shares of Lam common stock following the conclusion of the three-year performance period will range from 0% to 150% of that target amount, depending upon Lam's TSR performance compared to the market price performance of the XSOX index over the applicable three-year performance period.

Option Exercises and Stock Vested During Fiscal Year 2026[1]

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Timothy M. Archer	113,300	16,562,761	347,510	81,279,114
Douglas R. Bettinger	144,060	24,215,992	98,175	22,962,151
Seshasayee (Sesha) Varadarajan	—	—	76,192	17,820,547
Neil J. Fernandes	—	—	34,477	8,063,826
Vahid Vahedi	—	—	66,512	15,556,492

(1) The table shows all stock options exercised and the value realized upon exercise, and all RSUs and Market-based PRSUs vested and the value realized upon vesting.

Nonqualified Deferred Compensation

Name	Executive Contributions in FY 2026 ($)[1]	Registrant Contributions in FY 2026 ($)[2]	Aggregate Earnings in FY 2026 ($)[3]	Aggregate Balance at 2026 Fiscal Year-End ($)[4]
Timothy M. Archer	1,789,370	2,500	2,550,646	19,379,173
Douglas R. Bettinger	196,346	2,500	2,386,906	12,082,901
Seshasayee (Sesha) Varadarajan	—	—	—	—
Neil J. Fernandes	367,175	2,500	199,518	1,684,748
Vahid Vahedi	—	—	—	—

(1) The entire amount of each executive's contributions in fiscal year 2026 is reported in each respective NEO's compensation in our fiscal year 2026 "Summary Compensation Table" above.

(2) Represents the amount that Lam credited to the Elective Deferred Compensation Plan (the "EDCP"), which is 3% of the executive's salary contribution during calendar years 2025 and 2026, to a maximum annual benefit of $2,500. These amounts are included in the "Summary Compensation Table" and "All Other Compensation Table for Fiscal Year 2026" above.

(3) The NEOs did not receive above-market or preferential earnings in fiscal year 2026.

(4) The fiscal year-end balance includes $9,513,329 for Mr. Archer and $5,699,922 for Mr. Bettinger that were previously reported in our Summary Compensation Tables in previous years. The fiscal year-end balance includes $17,929,246 for Mr. Archer and $12,082,901 for Mr. Bettinger that was contributed after December 31, 2004, or constitutes earnings on such contributions, and which is subject to distribution in the event of a Change in Control (as defined in the EDCP) as described in " – *Potential Payments upon Termination or Change in Control – Elective Deferred Compensation Plan*" below.

Potential Payments Upon Termination or Change in Control

The independent members of our Board have adopted an executive severance policy (the "severance policy") and an executive change in control policy (the "change in control policy"), which are applicable to our NEOs. The policies were amended by the independent members of our Board, effective May 15, 2024. The following is a summary of the policies.

Executive Severance Policy

The severance policy applies to individuals serving as our CEO, president, executive vice president, and senior vice president (each, a "covered executive"), including each of our NEOs. However, certain provisions of the severance policy apply only to individuals serving as CEO, president or executive vice president (each, a "Tier 1 executive"), currently including Mr. Archer, Mr. Bettinger, and Mr. Varadarajan.

The severance policy provides that if an Involuntary Termination (as defined in the severance policy) of a Tier 1 executive's employment occurs, other than in connection with a Change in Control or an Acquisition (each as defined in the severance policy), the Tier 1 executive will be entitled to: (1) a lump-sum cash payment equal to 100% (150% for our CEO) of the Tier 1 executive's then-current annual base salary, plus an amount equal to 50% (100% for our CEO) of the average of the last five annual payments made to the Tier 1 executive under the short-term variable compensation or any predecessor or successor programs (the "Short-Term Program," and such average, the "Five-Year Average Amount"), plus an amount equal to the pro-rata amount the Tier 1 executive would have earned under the Short-Term Program for the calendar year in which the Tier 1 executive's employment is terminated had the Tier 1 executive's employment continued until the end of such calendar year, such pro-rata portion to be calculated based on the corporate performance results achieved under the Short-Term Program for the full calendar year (but assuming individual performance at the lesser of (i) the target level and (ii) the average of the individual performance results for the other executives under such program for the full calendar year) and the number of full months elapsed prior to the termination date; (2) certain medical benefits; (3) vesting, as of the date of termination, of a pro rata portion of the unvested stock option or RSU awards that are solely service-based and which were granted to the Tier 1 executive at least 12 months prior to the termination date; and (4) a cash payment equal to the product of (x) a pro rata portion (based on the time from the first day of the Performance Period (as defined in the award agreements) until the earlier of the termination date or the last day of the Performance Period) of the unvested Market-based PRSU and/or other performance-based RSU awards granted to the Tier 1 executive, as adjusted for the Company's performance (calculated as set forth in the award agreements) over the time from the first day of the Performance Period until the earlier of the termination date or the last day of the Performance Period and (y) the closing stock price on the date of termination.

If the Company carries out an Acquisition (as defined in the severance policy) during the period of a covered executive's employment, and if there is an Involuntary Termination of the covered executive's employment on or after the date of the initial public announcement of, or within the 24 months following the consummation of, the Acquisition, the covered executive will be entitled to: (1) a lump-sum cash payment equal to 150% (200% for our CEO) of the covered executive's then current annual base salary, plus an amount equal to 150% (200% for our CEO) of the Five-Year Average Amount, plus an additional amount equal to a pro rata amount (based on the number of full months worked in the calendar year during which the termination occurs) of the Five-Year Average Amount; (2) certain medical benefits; (3) vesting, as of the date of termination, of the unvested stock option or RSU awards that are solely service-based granted to the covered executive prior to the Acquisition; and (4) a cash payment equal to the product of (x) the sum of (i) a pro rata portion (based on time from the first day of the Performance Period until the earlier of the closing of the Acquisition or the last day of the Performance Period) of the unvested Market-based PRSUs/performance-based RSUs as adjusted for the Company's performance (calculated as set forth in the award agreements) over the time from the first day of the Performance Period until the closing of the acquisition and (ii) a pro rata portion (based on time from the day following the closing of the Acquisition until the last day of the Performance Period) of the target number of unvested Market-based PRSUs/performance-based RSUs (i.e., unadjusted for performance) and (y) the closing stock price on the closing date of the Acquisition.

If a Tier 1 executive's employment is terminated due to disability or in the event of the Tier 1 executive's death, the Tier 1 executive (or the Tier 1 executive's estate) will be entitled to: (1) the pro rata amount the Tier 1 executive would have earned under the Short-Term Program for the calendar year in which the Tier 1 executive's employment is terminated had the Tier 1 executive's employment continued until the end of such calendar year, such pro rata portion to be calculated based on the corporate performance results achieved under the Short-Term Program for the full calendar year (but assuming individual performance at the lesser of (i) the target level and (ii) the average of the individual performance results for the other executives under such program for the full calendar year) and the number of full months elapsed prior to the termination date; (2) certain medical benefits; (3) vesting, as of the date of termination, of any unvested stock option and RSU awards that are solely service-based and which are granted to the Tier 1 executive prior to the date of termination; and (4) vesting, as of the date of termination, of a portion of the unvested Market-based PRSU/performance-based RSU awards granted to the Tier 1 executive, as adjusted for the Company's performance (calculated as set forth in the award agreements) over the time from the first day of the Performance Period until the earlier of the termination date or the last day of the Performance Period.

If the employment of a covered executive who is not a Tier 1 executive is terminated due to disability or in the event of the covered executive's death, the covered executive (or the covered executive's estate) will be entitled to: (1) the pro rata amount the covered executive would have earned under the Short-Term Program for the calendar year in which the covered executive's employment is terminated had the covered executive's employment continued until the end of such calendar year, such pro rata portion to be calculated based on the corporate performance results achieved under the Short-Term Program for the full calendar year (but assuming individual performance at the lesser of (i) the target level and (ii) the average of the individual performance results for the other executives under such program for the full calendar year) and the number of full months elapsed prior to the termination date; (2) vesting, as of the date of termination, of any unvested stock option and RSU awards that are solely service-based and which are granted to the covered executive prior to the date of termination; and (3) vesting, as of the date of termination, of a portion of the unvested Market-based PRSU/performance-based RSU awards granted to the covered executive, as adjusted for the Company's

performance (calculated as set forth in the award agreements) over the time from the first day of the Performance Period until the earlier of the termination date or the last day of the Performance Period.

If a covered executive voluntarily resigns, the covered executive will be entitled to no additional benefits (except as the covered executive may be eligible for under the Company's Retiree Health Plans), outstanding stock options, RSUs and Market-based PRSUs/performance-based RSUs will cease to vest on the termination date, and stock options will be canceled unless they are exercised within 90 days after the termination date. All RSUs and Market-based PRSUs/performance-based RSUs will be canceled on the termination date.

The severance policy conditions all payments and benefits upon a covered executive's performance in all material respects of their confidentiality and non-compete obligations to the Company. The severance policy also requires a covered executive to execute a release in favor of the Company, which includes a non-solicitation obligation for a period of six months following the termination of the covered executive's employment, to receive the payments described above. Any compensation that is paid to a covered executive by the Company is subject to any applicable compensation recovery policy.

The severance policy may be amended at any time; provided, however, that any amendment that would adversely affect a covered executive will not be applicable without such covered executive's consent until the later of (i) 18 months following the date of such amendment, or (ii), if the amendment occurs during the Change In Control Protection Period (as defined in the change in control policy), the end of the Change In Control Protection Period.

Executive Change in Control Policy

The change in control policy applies to individuals serving as covered executives, including each of our NEOs.

The change in control policy provides that if a Change in Control of the Company (as defined in the change in control policy) occurs during the period of a covered executive's employment, and if there is an Involuntary Termination of the covered executive's employment on or after the date of the initial public announcement of the transaction or within the 24 months following the Change in Control, the covered executive will be entitled to: (1) a lump-sum cash payment equal to 150% (200% for our CEO) of the covered executive's then current annual base salary, plus an amount equal to 150% (200% for our CEO) of the Five-Year Average Amount, plus an additional amount equal to a pro rata amount (based on the number of full months worked in the calendar year during which the termination occurs) of the Five-Year Average Amount; (2) certain medical benefits; (3) vesting, as of the date of termination, of the unvested stock option or RSU awards that are solely service-based granted to the covered executive prior to the Change in Control; and (4) conversion of any Market-based PRSUs/performance-based RSUs outstanding as of the Change in Control into a cash award payable at time of termination calculated as set forth in the award agreements (pursuant to the Company's current form of Market-based PRSU award agreement, the cash award would be equal to the product of (x) the sum of (i) a pro rata portion (based on time from the first day of the Performance Period until the earlier of the closing of the Change in Control or the last day of the Performance Period) of the unvested Market-based PRSUs/performance-based RSUs as adjusted for the Company's performance (calculated as set forth in the award agreements) over the time from the first day of the Performance Period until the closing of the Change in Control and (ii) a pro rata portion (based on time from the day following the closing of the Change in Control until the last day of the Performance Period) of the target number of unvested Market-based PRSUs/performance-based RSUs (i.e. unadjusted for performance) and (y) the closing stock price on the closing date of the Change in Control).

If the Company is acquired by another entity in connection with a Change in Control of the Company (as defined in the severance policy) during the period of a covered executive's employment, and there is or will be no market for the Company's common stock, and if the acquiring company does not provide the covered executive with stock options and RSU awards comparable to the unvested stock option or RSU awards that are not performance-based that are granted to the covered executive prior to the Change in Control, then regardless of whether the covered executive's employment is terminated, the covered executive will be entitled to the vesting, immediately prior to the Change in Control, of all such unvested stock option or RSU awards that are not performance-based that are granted to the covered executive prior to the Change in Control.

The change in control policy conditions all payments and benefits upon a covered executive's performance in all material respects of their confidentiality and non-compete obligations to the Company. The change in control policy also requires a covered executive to execute a release in favor of the Company, which includes a non-solicitation obligation for a period of six months following the termination of the covered executive's employment, to receive the payments described above. Any compensation that is paid to a covered executive by the Company is subject to any applicable compensation recovery policy.

The change in control policy may be amended at any time; provided, however, that any amendment that would adversely affect a covered executive will not be applicable without such covered executive's consent until the later of (i) 18 months following the date of such amendment, or (ii) if the amendment occurs during the Change In Control Protection Period, the end of the Change In Control Protection Period.

Equity Plans

In addition to the above, certain of our stock plans provide for accelerated benefits after certain events. While the applicable triggers under each plan vary, these events generally include: (1) a merger or consolidation in which the Company is not the surviving entity, (2) a sale of substantially all of the Company's assets, including a liquidation or dissolution of the Company, or (3) a change in the

ownership of more than 50% of our outstanding securities by tender offer or similar transaction. After a designated event, the vesting of some or all of the awards granted under these plans may be immediately accelerated in full, or certain awards may be assumed, substituted, replaced, or settled in cash by a surviving corporation or its parent. The specific treatment of awards in a particular transaction will be determined by the Board and/or the terms of the applicable transaction documents.

Equity Award Agreements

In addition to the above, the equity award agreements granted to NEOs under our 2026/2028 long-term incentive program include terms that provide for favorable vesting treatment in the event of a Qualified Retirement (as defined in the award agreements).

A termination of service qualifies as a "Qualified Retirement" only if all of the following conditions are satisfied: (1) the NEO has at least five years of continuous service with the Company or a related entity; (2) the NEO is age 55 or older; (3) the sum of the NEO's age plus years of service equals or exceeds 70; (4) the NEO provides advance written notice of intent to retire at least 60 days and no more than 12 months prior to the retirement date; and (5) the NEO executes (and does not revoke) a general release of claims in favor of the Company. In addition, the Qualified Retirement must occur: (1) at least 12 months following the grant date of the applicable award; and (2) for Market-based PRSUs, prior to the applicable performance vesting date.

For service-based RSUs granted to NEOs under our 2026/2028 LTIP, upon a Qualified Retirement, provided that the NEO has not violated any restrictive covenant to which he or she is subject as of the retirement date, all unvested RSUs vest in full as of such date.

For Market-based PRSUs granted to NEOs under our 2026/2028 LTIP, upon a Qualified Retirement prior to the Performance Vesting Date (as defined in the award agreement), the Market-based PRSUs remain outstanding and continue to be eligible to vest on the original Performance Vesting Date, with vesting determined based on actual Company performance over the full performance period, as if the NEO had remained employed through the Performance Vesting Date, subject to the NEO's continued compliance with all restrictive covenants to which he or she is subject as of the Performance Vesting Date.

As of the last day of fiscal year 2026, none of these awards had been outstanding for at least 12 months following the grant date, so none of the NEOs were eligible for a Qualifying Retirement.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

The tables below summarize the potential payments to our NEOs, assuming an employment termination or change in control of the Company as of the end of fiscal year 2026. These amounts are calculated assuming that the employment termination or change in control occurs on the last business day of fiscal year 2026, June 26, 2026. The closing price per share of our common stock on June 26, 2026 was $379.09. The short-term incentive program pro rata amounts are calculated by multiplying the applicable pro rata percentage by the target. Actual performance will not be known until after the end of calendar year 2026.

Potential Payments to NEOs Upon Termination or Change in Control

Potential Payments to Mr. Archer Upon Termination or Change in Control as of June 26, 2026					
		Involuntary Termination			
	Voluntary Termination ($)	Disability or Death ($)	For Cause ($)	Not for Cause ($)	Change in Control or Acquisition by Lam ($)
Compensation					
Severance	—	—	—	2,018,250	2,691,000
Short-term Incentive (5-year average)	—	—	—	3,304,137	6,608,274
Short-term Incentive (pro rata)	—	1,121,250	—	1,121,250	1,376,724
Long-term Incentives:					
Stock Options (Unvested and Accelerated)	—	13,788,388	—	3,447,097	13,788,388
Service-based Restricted Stock Units (Unvested and Accelerated)	—	55,503,704	—	5,293,992	55,503,704
Performance-based Restricted Stock Units (Unvested and Accelerated)	—	218,835,768	—	118,489,887	190,894,940
Benefits and Perquisites					
Health Benefit Continuation/Retiree Health Plans	894,000	894,000	894,000	894,000	894,000
Total	**894,000**	**290,143,110**	**894,000**	**134,568,613**	**271,757,030**

Potential Payments to Mr. Bettinger Upon Termination or Change in Control as of June 26, 2026					
		Involuntary Termination			
	Voluntary Termination ($)	Disability or Death ($)	For Cause ($)	Not for Cause ($)	Change in Control or Acquisition by Lam ($)
Compensation					
Severance	—	—	—	805,000	1,207,500
Short-term Incentive (5-year average)	—	—	—	573,826	1,721,479
Short-term Incentive (pro rata)	—	402,500	—	402,500	478,189
Long-term Incentives:					
Stock Options (Unvested and Accelerated)	—	3,719,606	—	929,901	3,719,606
Service-based Restricted Stock Units (Unvested and Accelerated)	—	14,881,936	—	1,475,039	14,881,936
Performance-based Restricted Stock Units (Unvested and Accelerated)	—	59,466,332	—	32,435,320	51,808,714
Benefits and Perquisites					
Health Benefit Continuation/COBRA Benefit	—	37,304	—	37,304	37,304
Total	**—**	**78,507,678**	**—**	**36,658,890**	**73,854,728**

Potential Payments to Mr. Varadarajan Upon Termination or Change in Control as of June 26, 2026					
		Involuntary Termination			
	Voluntary Termination ($)	Disability or Death ($)	For Cause ($)	Not for Cause ($)	Change in Control or Acquisition by Lam ($)
Compensation					
Severance	—	—	—	800,000	1,200,000
Short-term Incentive (5-year average)	—	—	—	433,446	1,300,338
Short-term Incentive (pro rata)	—	366,667	—	366,667	361,205
Long-term Incentives:					
Stock Options (Unvested and Accelerated)	—	2,236,259	—	559,065	2,236,259
Service-based Restricted Stock Units (Unvested and Accelerated)	—	14,668,129	—	1,490,202	14,668,129
Performance-based Restricted Stock Units (Unvested and Accelerated)	—	46,681,143	—	24,484,286	40,635,036
Benefits and Perquisites					
Health Benefit Continuation/COBRA Benefit	—	53,524	—	53,524	53,524
Total	**—**	**64,005,722**	**—**	**28,187,190**	**60,454,491**

Potential Payments to Mr. Fernandes Upon Termination or Change in Control as of June 26, 2026					
		Involuntary Termination			
	Voluntary Termination ($)	Disability or Death ($)	For Cause ($)	Not for Cause ($)	Change in Control or Acquisition by Lam ($)
Compensation					
Severance	—	—	—	—	1,027,500
Short-term Incentive (5-year average)	—	—	—	—	1,027,041
Short-term Incentive (pro rata)	—	285,417	—	—	285,289
Long-term Incentives:					
Stock Options (Unvested and Accelerated)	—	1,536,725	—	—	1,536,725
Service-based Restricted Stock Units (Unvested and Accelerated)	—	9,553,069	—	—	9,553,069
Performance-based Restricted Stock Units (Unvested and Accelerated)	—	29,756,670	—	—	25,954,397
Benefits and Perquisites					
Health Benefit Continuation/COBRA Benefit	—	53,524	—	53,524	53,524
Total	**—**	**41,185,405**	**—**	**53,524**	**39,437,545**

Potential Payments to Dr. Vahedi Upon Termination or Change in Control as of June 26, 2026					
		Involuntary Termination			
	Voluntary Termination ($)	Disability or Death ($)	For Cause ($)	Not for Cause ($)	Change in Control or Acquisition by Lam ($)
Compensation					
Severance	—	—	—	—	1,050,000
Short-term Incentive (5-year average)	—	—	—	—	1,165,297
Short-term Incentive (pro rata)	—	291,667	—	—	323,693
Long-term Incentives:					
Stock Options (Unvested and Accelerated)	—	1,635,053	—	—	1,635,053
Service-based Restricted Stock Units (Unvested and Accelerated)	—	10,075,454	—	—	10,075,454
Performance-based Restricted Stock Units (Unvested and Accelerated)	—	31,274,925	—		27,302,441
Benefits and Perquisites					
Health Benefit Continuation/Retiree Health Plans	886,000	886,000	886,000	886,000	886,000
Total	**886,000**	**44,163,099**	**886,000**	**886,000**	**42,437,938**

Elective Deferred Compensation Plan

As described above in " – *Compensation Discussion and Analysis – II. CY2025 and CY2026 Compensation Programs – Other Benefits Not Available to All Employees – Elective Deferred Compensation Plan*", the Company maintains an Elective Deferred Compensation Plan in which the NEOs are eligible to participate. In addition to the potential payments shown in the tables above, in the event of a Change in Control (as defined in the Elective Deferred Compensation Plan), all amounts credited to a participating NEO's account (other than amounts contributed through December 31, 2004, and earnings thereon) will be distributed in a lump-sum payment on the first business day of the 18th month following such Change in Control. The balance and applicable amounts of each NEO's account as of the end of fiscal year 2026 are set forth in note 4 to the table "*Nonqualified Deferred Compensation*" on page 53. Under the Elective Deferred Compensation Plan, amounts may be withdrawn or distributed from the plan through pre-scheduled payments or upon death, retirement, disability or a separation from service, as elected in advance by the participant in accordance with the terms of the plan.

CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO to the median of the annual total compensation of our employees (other than our CEO). The fiscal year 2026 annual total compensation of our CEO, Mr. Archer, was $40,354,475, the fiscal year 2026 annual total compensation of our median compensated employee (other than our CEO) was $80,764, and the ratio of these amounts was 500 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our human resources system of record and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

For purposes of identifying our median compensated employee in fiscal year 2026, we used our global employee population as of June 28, 2026, identified based on our human resources systems of record. We used total direct compensation as our consistently applied compensation measure for such population. In this context, total direct compensation means the sum of the applicable annual base salaries determined as of June 28, 2026, the incentive cash target amount payable for service in calendar year 2026, and the approved value of the annual equity awards granted during fiscal year 2026 for our global employee population. We annualized the annual base salary and incentive cash target amounts for all employees who did not work for the entire year. Given its global population, the Company used the foreign currency exchange rates in effect at the end of fiscal year 2026 to determine the annual total direct compensation and therefore the median compensated employee. After identifying our median compensated employee, we then calculated the annual total compensation for our median compensated employee for fiscal year 2026 using the same methodology used for our CEO as set forth in the "*Summary Compensation Table*" of this proxy statement.

Pay Versus Performance

The following disclosure has been prepared in accordance with the pay versus performance disclosure requirements set forth in Item 402(v) of Regulation S-K under the Exchange Act, which requires the presentation of certain information about the relationship between the compensation of our NEOs and our performance. Amounts reported as “Compensation Actually Paid” differ from the compensation amounts disclosed elsewhere in this proxy statement and do not reflect the value of the compensation actually received by the NEOs, including our CEO, who serves as our principal executive officer (“PEO”). For information about how our executive compensation program seeks to align pay with performance, please refer to “ – *Executive Compensation and Other Information – Compensation Discussion and Analysis*” beginning on page 28.

Pay Versus Performance

Fiscal Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[1][2]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)[1]	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)[1][2]	Value of Initial Fixed $100 Investment Based On: [3]		Net Income ($ in thousands)	Non-GAAP Operating Income as a Percentage of Revenue (%)[5]
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[4]		
2026	40,354,475	320,642,970	8,781,071	63,019,272	633	430	7,265,396	35.8
2025	28,298,161	14,697,241	8,377,096	7,038,953	161	179	5,358,217	32.3
2024	30,135,041	71,745,236	6,933,795	15,027,121	175	175	3,827,772	30.3
2023	18,310,099	35,457,770	4,654,089	8,924,931	99	111	4,510,931	30.7
2022	16,941,156	10,266,747	4,179,804	3,029,959	72	85	4,605,286	31.3

(1) Timothy M. Archer was our CEO for each of the years presented. Our other NEOs, other than the CEO, during the years presented were as follows:

- FY 2026: Douglas R. Bettinger, Seshasayee (Sesha) Varadarajan, Neil J. Fernandes, and Vahid Vahedi
- FY 2025: Douglas R. Bettinger, Patrick J. Lord, Ava A. Harter, and Seshasayee (Sesha) Varadarajan
- FY 2024: Douglas R. Bettinger, Patrick J. Lord, Seshasayee (Sesha) Varadarajan, and Vahid Vahedi
- FY 2023: Douglas R. Bettinger, Patrick J. Lord, Vahid Vahedi, and Seshasayee (Sesha) Varadarajan
- FY 2022: Douglas R. Bettinger, Patrick J. Lord, Vahid Vahedi, and Seshasayee (Sesha) Varadarajan

(2) The following tables present the amounts deducted from and added to our CEO’s total compensation for each year, as well as the average amounts deducted from and added to the average of the total compensation for the other NEOs, other than the CEO, for each year, as reported in the Summary Compensation Table, in order to determine the “compensation actually paid” to our CEO and the average “compensation actually paid”to the other NEOs, in accordance with SEC rules. Neither our CEO nor the other NEOs participated in any defined benefit or actuarial pension plans (including supplemental plans) during the years presented, and no such plans are reported in the Summary Compensation Table. As a result, no information regarding deductions or additions related to pension plans is presented.

For purposes of these adjustments, the fair value of equity awards was determined as follows: (i) for service-based RSUs at fiscal year-end, using the closing price of the Company’s common stock on the last trading day preceding the fiscal year-end; (ii) for Market-based PRSUs at fiscal year-end, using a Monte Carlo simulation model with assumptions for expected volatility, risk-free interest rate, expected term and dividend yield determined as of the fiscal year-end; (iii) for service-based RSUs and Market-based PRSUs upon vesting, using the closing price of the Company’s common stock on the vesting date; (iv) for stock option awards at fiscal year-end, using a Black-Scholes option valuation model with assumptions for expected volatility, risk-free interest rate, expected term and dividend yield determined as of the fiscal year-end; and (v) for stock option awards upon vesting, using a Black-Scholes option valuation model with assumptions for expected volatility, risk-free interest rate, expected term and dividend yield determined as of the vesting date.

Adjustments	CEO FY 2026	FY 2025	FY 2024	FY 2023	FY 2022
Summary Compensation Table (SCT) Total	**40,354,475**	**28,298,161**	**30,135,041**	**18,310,099**	**16,941,156**
(Deduct): SCT "Stock Awards" column value	(33,539,410)	(24,101,123)	(19,847,946)	(11,291,907)	(10,079,176)
(Deduct): SCT "Option Awards" column value	—	—	(6,261,433)	(3,643,192)	(2,669,527)
Add: year-end fair value of equity awards granted in the fiscal year that are outstanding and unvested as of the fiscal year-end	57,296,009	33,443,663	26,917,750	18,979,835	11,041,230
Add (Deduct): year-over-year change in fair value of equity awards granted in prior years that are outstanding and unvested as of the fiscal year-end	187,848,957	(7,464,817)	30,177,855	7,625,472	(7,109,304)
Add: vesting date fair value of equity awards granted and vested in the fiscal year	—	—	—	—	—
Add (Deduct): year-over-year change in fair value of equity awards granted in prior years that vested in the fiscal year	68,682,939	(15,478,643)	10,623,969	5,477,463	2,142,368
(Deduct): fair value as of prior year-end of equity awards granted in prior years that failed to vest in the fiscal year	—	—	—	—	—
Add: dollar value of dividends/earnings paid on equity awards in the fiscal year	—	—	—	—	—
Compensation Actually Paid	**320,642,970**	**14,697,241**	**71,745,236**	**35,457,770**	**10,266,747**

Adjustments	Other NEOs (Average) FY 2026	FY 2025	FY 2024	FY 2023	FY 2022
Summary Compensation Table (SCT) Total	**8,781,071**	**8,377,096**	**6,933,795**	**4,654,089**	**4,179,804**
(Deduct): SCT "Stock Awards" column value	(6,626,107)	(6,574,519)	(4,371,479)	(2,709,589)	(2,122,367)
(Deduct): SCT "Option Awards" column value	—	(129,498)	(1,160,663)	(737,158)	(510,227)
Add: year-end fair value of equity awards granted in the fiscal year that are outstanding and unvested as of the fiscal year-end	11,305,836	9,026,385	4,637,696	4,391,629	2,280,231
Add (Deduct): year-over-year change in fair value of equity awards granted in prior years that are outstanding and unvested as of the fiscal year-end	36,511,493	(1,313,954)	6,531,859	1,681,231	(1,644,600)
Add: vesting date fair value of equity awards granted and vested in the fiscal year	—	117,447	—	—	—
Add (Deduct): year-over-year change in fair value of equity awards granted in prior years that vested in the fiscal year	13,046,979	(2,464,004)	2,455,913	1,644,729	847,118
(Deduct): fair value as of prior year-end of equity awards granted in prior years that failed to vest in the fiscal year	—	—	—	—	—
Add: dollar value of dividends/earnings paid on equity awards in the fiscal year	—	—	—	—	—
Compensation Actually Paid	**63,019,272**	**7,038,953**	**15,027,121**	**8,924,931**	**3,029,959**

(3) Total shareholder return is calculated based on the value of an initial fixed investment of $100 on June 25, 2021 through the end of the listed fiscal year, and assuming dividends are reinvested.

(4) The peer group used is the PHLX Semiconductor Sector Total Return Index, which is the same peer group used in Part II, Item 5 of our Form 10-K.

(5) Appendix A contains a reconciliation of non-GAAP operating income as a percentage of revenue to the results reported in our financial statements.

Relationship Between Compensation Actually Paid and Performance

The following graphs present the relationships between: (i) "compensation actually paid" ("CAP"), as disclosed in the Pay Versus Performance table, compared to our TSR; (ii) our TSR compared to the TSR of the PHLX Semiconductor Sector Total Return Index, which is the Company's "peer group" for purposes of the Pay Versus Performance table; (iii) CAP as disclosed in the Pay Versus Performance table compared to our net income; and (iv) CAP as disclosed in the Pay Versus Performance table compared to our non-GAAP operating income as a percentage of revenue[6].

[6] Appendix A contains a reconciliation of non-GAAP operating income as a percentage of revenue to the results reported in our financial statements.

Relationships Between CAP and Performance and Company TSR and Peer Group TSR



Total Shareholder Return (Value of initial $100 investment)(1)
Compensation Actually Paid (in thousands)
$700
$600
$500
$400
$300
$200
$100
$0
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
FY2022
FY2023
FY2024
FY2025
FY2026
$10,267
$3,030
$85
$72
$35,458
$8,925
$111
$99
$71,745
$15,027
$175
$175
$14,697
$7,039
$179
$161
$320,643
$63,019
$633
$430
CAP to CEO
Company TSR
Average CAP to Other NEOs
PHLX Semiconductor Sector Total Return Index TSR



Net Income (in millions)
Compensation Actually Paid (in thousands)
$8,000
$6,000
$4,000
$2,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$4,605
$4,511
$3,828
$5,358
$7,265
$10,267
$3,030
$35,458
$8,925
$71,745
$15,027
$14,697
$7,039
$320,643
$63,019
FY2022
FY2023
FY2024
FY2025
FY2026
CAP to CEO
Average CAP to Other NEOs
Net Income



Non-GAAP Operating Income as a Percentage of Revenue
Compensation Actually Paid (in thousands)
40.0%
35.0%
30.0%
25.0%
20.0%
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
31.3%
30.7%
30.3%
32.3%
35.8%
$10,267
$3,030
$35,458
$8,925
$71,745
$15,027
$14,697
$7,039
$320,643
$63,019
FY2022
FY2023
FY2024
FY2025
FY2026
CAP to CEO
Average CAP to Other NEOs
Non-GAAP Operating Income as a Percentage of Revenue(2)

(1) Total shareholder return is calculated based on the value of an initial fixed investment of $100 on June 25, 2021 through the end of the listed fiscal year, and assuming dividends are reinvested.

(2) Appendix A contains a reconciliation of non-GAAP operating income as a percentage of revenue to the results reported in our financial statements.

Tabular List of Financial Performance Measures

The following table includes an unranked list of the financial performance measures that, in our assessment, represent the most important financial performance measures used by us to link compensation actually paid to our NEOs, for fiscal year 2026, to our performance. For more information about how these measures factor into our executive compensation program, please refer to " – *Executive Compensation and Other Information – Compensation Discussion and Analysis*" beginning on page 28.

Financial Performance Measures

Non-GAAP operating income as a percentage of revenue (Company-Selected Measure)
Relative TSR (defined as the Company's TSR relative to the TSR of the PHLX Semiconductor Sector Total Return Index)
Non-GAAP gross margin as a percentage of revenue

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information, as of June 28, 2026, regarding securities authorized for issuance under the Company's equity compensation plans. The Company's equity compensation plans include the 1999 Employee Stock Purchase Plan (as amended, the "1999 ESPP"), the 2015 Stock Incentive Plan (as amended, the "2015 Plan"), and the 2025 Stock Incentive Plan (the "2025 Plan"). The 2015 Plan expired on November 3, 2025. Since November 4, 2025, the Company has issued awards under the 1999 ESPP and the 2025 Plan. The 2025 Plan was approved at the 2025 annual meeting of stockholders. Please see "*Voting Proposals – Proposal No. 3: Approval of the Adoption of the Lam 2025 Stock Incentive Plan*" in the 2025 Proxy Statement for additional information.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[1] ($) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	7,454,664 (2)	60.48	205,751,955 (3)
Equity compensation plans not approved by security holders	—	—	—
Total	**7,454,664**	**60.48**	**205,751,955**

(1) Weighted-average exercise prices do not include service-based RSUs or Market-based PRSUs, which are settled for no consideration.

(2) Includes 5,780,479 shares issuable upon service-based RSUs vesting, Market-based PRSUs vesting or stock option exercises under the 2015 Plan and 1,674,185 shares issuable upon service-based RSUs vesting, Market-based PRSUs vesting or stock option exercises under the 2025 Plan. The share total assumes shares will be issued at the maximum vesting amount for outstanding Market-based PRSUs.

(3) Includes 159,935,884 shares available for future issuance under the 2025 Plan and 45,816,071 shares available for future issuance under the 1999 ESPP. All of the shares available for future issuance under the 1999 ESPP are available to purchase during the current purchase period, but the actual number of shares that can be purchased depends on the purchase price, which is not fixed until the end of the purchase period, and is subject to limits on purchases by individuals. The number of shares that may be purchased by an individual in the current purchase period under the 1999 ESPP cannot exceed 10,000 shares and the total fair market value of shares that can be purchased by an individual during a calendar year cannot exceed $25,000.

Audit Matters

Audit Committee Report

The audit committee operates under a written charter adopted by the Board that outlines its purpose and responsibilities. The audit committee reviews and assesses the adequacy of its charter at least annually and, when appropriate, recommends to the Board changes to its charter to reflect the evolving role of the audit committee. The charter of the audit committee is available on the Investors section of our website at *investor.lamresearch.com/corporate-governance*.

The audit committee is composed entirely of directors who meet the independence requirements of Nasdaq and the SEC, and who otherwise satisfy the requirements for audit committee service imposed by the Exchange Act. Each member of the audit committee is able to read and understand fundamental financial statements as required by the Nasdaq listing standards. Further, the Board has determined that Mr. Brandt and Mss. Brennan and Mayer are "audit committee financial experts" as defined in the SEC rules.

The Company's management, audit committee, and independent registered public accounting firm (KPMG LLP) have specific but different responsibilities relating to Lam's financial reporting. Lam's management is responsible for the preparation, presentation, and integrity of financial statements and for the system of internal control and the financial reporting process. KPMG LLP ("KPMG") has the responsibility to express an opinion on the financial statements and the system of internal control over financial reporting, based on the audit they conducted in accordance with the standards of the Public Company Accounting Oversight Board (U.S.) (the "PCAOB"). The audit committee is responsible for monitoring and overseeing these processes. The audit committee relies on the expertise and knowledge of management, the internal audit department, and the independent auditor in carrying out its oversight responsibilities.

In accordance with applicable law, the audit committee has ultimate authority and responsibility for selecting, compensating, evaluating, and, when appropriate, replacing the Company's independent audit firm, and evaluates its independence. The audit committee has the authority to engage its own outside advisors, including experts as the committee considers necessary to carry out its responsibilities, apart from counsel or advisors hired by management.

In this context and in connection with the audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2026, the audit committee took the following actions:

- Received and discussed the audited financial statements with Company management;
- Discussed with KPMG the matters required to be discussed by applicable requirements of the PCAOB and the SEC;
- Received and discussed the written disclosures and the letter from KPMG as per applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and discussed with KPMG its independence; and
- Based on the foregoing reviews and discussions, recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2026 for filing with the SEC.

This Audit Committee Report shall not be deemed "filed" with the SEC for purposes of federal securities law, and it shall not, under any circumstances, be incorporated by reference into any of the Company's past or future SEC filings. The report shall not be deemed soliciting material.

MEMBERS OF THE AUDIT COMMITTEE

Eric K. Brandt (Chair)
Ita M. Brennan
John M. Dineen
Bethany J. Mayer

Relationship with Independent Registered Public Accounting Firm

KPMG LLP (“KPMG”) has served as our independent auditor since September 2025. Previously, Ernst & Young LLP (“EY”) had served in this role.

Annual Evaluation and Selection of Independent Registered Public Accounting Firm

The audit committee annually evaluates the performance of the Company’s independent registered public accounting firm, including the senior audit engagement team, and determines whether to reengage the then-current accounting firm or consider other audit firms. Factors considered by the audit committee in deciding whether to retain an accounting firm include: (1) the firm’s global capabilities to handle the breadth and complexity of the Company’s global operations; (2) the firm’s technical expertise and knowledge of the Company’s industry and global operations; (3) the quality and candor of the firm’s communications with the audit committee and management; (4) the firm’s independence; (5) the quality and efficiency of the services provided by the firm, including input from management on the firm’s performance and how effectively the firm demonstrated its independent judgment, objectivity and professional skepticism; (6) the appropriateness of the firm’s fees; and (7) the firm’s tenure as our independent auditor, including the benefits of that tenure, and the controls and processes in place (such as rotation of key partners) that help ensure the firm’s continued independence in light of such tenure.

Independent Registered Public Accounting Firm Evaluation and Selection Highlights

Independence Controls
Audit Committee Oversight – Oversight includes regular private sessions with the firm, discussions with the firm about the scope of its audit and business imperatives, a comprehensive annual evaluation when determining whether to engage the firm, and direct involvement by the audit committee and its chair in the selection of a new global coordinating partner in connection with the mandated rotation of this position.
Limits on Non-Audit Services – The audit committee preapproves all professional services (including audit services and permissible non-audit services) provided by the firm in accordance with its pre-approval policy.
Firm’s Internal Independence Process – The independent registered public accounting firm conducts periodic internal reviews of its audit and other work, assesses the adequacy of partners and other personnel working on the Company’s account, and rotates the lead assurance engagement partner, the global coordinating partner, and other partners on the engagement consistent with independence and rotation requirements established by the PCAOB and SEC.
Strong Regulatory Framework – Independent registered public accounting firms are subject to PCAOB inspections, peer reviews, and PCAOB and SEC oversight.

Change in Independent Registered Public Accounting Firm

On, and effective as of, September 8, 2025, the audit committee approved the dismissal of EY as the Company’s independent registered public accounting firm.

The audit reports of EY on the Company’s financial statements as of and for the fiscal years ended June 29, 2025 and June 30, 2024 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended June 29, 2025 and June 30, 2024 and the subsequent interim period through September 8, 2025, there were: (i) no “disagreements” (within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to EY’s satisfaction, would have caused EY to make reference thereto in its reports; and (ii) no “reportable events” (within the meaning of Item 304(a)(1)(v) of Regulation S-K).

The audit committee approved the engagement of KPMG as the Company’s independent registered public accounting firm for the Company’s fiscal year 2026 audit on September 8, 2025. During the fiscal years ended June 29, 2025 and June 30, 2024 and the subsequent interim period through September 8, 2025, neither the Company, nor anyone on behalf of the Company, consulted KPMG regarding: (i) the application of accounting principles to a specified transaction (either completed or proposed), or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” (within the meaning of Item 304(a)(1)(v) of Regulation S-K).

The change in independent registered accounting firm was previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on September 11, 2025. A copy of EY’s related letter, dated September 11, 2025, was included as an exhibit to such filing.

Fees Billed by Our Independent Registered Public Accounting Firm

The audit committee oversees the audit and non-audit services provided by our independent registered public accounting firm, is responsible for the pre-approval of fees for our independent registered public accounting firm, reviews and approves the audit plan and associated fees, and receives periodic reports on the fees paid.

The audit committee in some cases authorizes our independent registered public accounting firm to provide non-audit services. The audit committee understands the need for our independent registered public accounting firm to maintain objectivity and independence as the auditor of our financial statements and our internal control over financial reporting. Accordingly, the audit committee has sought to minimize relationships that could appear to impair KPMG's objectivity and has only pre-approved permissible, selected types of non-audit services where it believed that KPMG was best suited to perform the work and determined that KPMG's performance of the services would not impair its independence and was in the best interest of the Company and its stockholders. In connection with the appointment of KPMG as our independent registered public accounting firm, the amount of non-audit services billed or expected to be billed increased compared to the prior fiscal year because the audit committee determined that continuing to retain KPMG to provide certain tax compliance advice, which KPMG had been providing prior to its appointment, was in the Company's best interests due to KPMG's unique expertise and would not impair its independence.

The table below summarizes the fees billed by KPMG for fiscal year 2026 and the fees billed by EY for fiscal year 2025.

	Fiscal Year 2026 ($)	Fiscal Year 2025 ($)
Audit Fees[1]	4,684,068	7,953,223
Audit-Related Fees	—	—
Tax Fees	1,527,653 [2]	236,158 [3]
All Other Fees	—	—
TOTAL	**6,211,721**	**8,189,382**

(1) Audit Fees represent fees for professional services provided in connection with the audits of annual financial statements. Audit Fees also include reviews of quarterly financial statements, audit services related to other statutory or regulatory filings or engagements, and fees related to the independent registered public accounting firm's audit of the effectiveness of the Company's internal control over financial reporting pursuant to section 404 of the Sarbanes-Oxley Act.

(2) Tax Fees represent fees for professional services related to trade compliance, customs, and duties.

(3) Tax Fees represent fees for professional services for tax planning, tax compliance, and review services related to foreign tax compliance and assistance with tax audits and appeals.

The audit committee reviewed summaries of the services provided by KPMG and the related fees during fiscal year 2026 and has determined that the provision of non-audit services was compatible with maintaining the independence of KPMG as the Company's independent registered public accounting firm. The audit committee or its delegate approved 100% of the services and related fee amounts for services provided by KPMG during fiscal year 2026.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services

It is the responsibility of the audit committee to approve, in accordance with sections 10A(h) and (i) of the Exchange Act and the rules and regulations of the SEC, all professional services to be provided to us by our independent registered public accounting firm, provided that the audit committee may not approve any non-audit services proscribed by section 10A(g) of the Exchange Act in the absence of an applicable exemption.

It is our policy that the audit committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm, consistent with the criteria set forth in the audit committee charter and applicable laws and regulations. The audit committee has delegated to the chair of the audit committee the authority to pre-approve such services, provided that the chair shall report any decisions to pre-approve such services to the full audit committee at its next regular meeting. These services may include audit services, audit-related services, tax services, and other services. Our independent registered public accounting firm and our management are required to periodically report to the audit committee regarding the extent of services provided by our independent registered public accounting firm pursuant to any such pre-approval.

Certain Relationships and Related Party Transactions

The audit committee is responsible for the review and oversight of all related party transactions required to be disclosed to the public under SEC rules and approves or ratifies such transactions pursuant to its written charter. In addition, the Company maintains a written code of ethics that requires all employees, officers, and directors to act ethically when handling any actual or apparent conflicts of interest in personal and professional relationships and to promptly report any such issues to the Company's legal department.

No family relationships exist among any of our directors and executive officers. Other than the executive officer and director compensation arrangements discussed above and the matter below, the Company did not participate in any transaction since the beginning of fiscal year 2026 in which a director, director nominee, executive officer, beneficial owner of more than 5% of Lam's common stock, or one of their immediate family members had a material interest and the amount involved exceeded $120,000.

On January 25, 2024, BlackRock filed an amendment to Schedule 13G reporting the beneficial ownership, together with certain subsidiaries, of 117,779,780 shares of our common stock, or approximately 9.41% of the shares outstanding on September 4, 2026. As a result of beneficially owning more than 5% of our common stock, BlackRock may be deemed to have been a related person of the Company during fiscal year 2026. The Company invests in certain BlackRock money market funds. The Company received approximately $24.2 million in interest and/or dividends from these funds during fiscal year 2026.

Voting Proposals

Proposal No. 1: Election of Director Nominees

Upon the recommendation of the nominating and governance committee, the Board has nominated for election to the Board 10 nominees who are directors of the Company as of the date of this proxy statement. All of the nominees were most recently elected by stockholders at the 2025 annual meeting of stockholders with the exception of Dr. Devgan, who was appointed to the Board on February 3, 2026.

A nominee will be elected as a director at the annual meeting only if the votes cast for such nominee's election exceed the votes cast against such nominee's election. Any nominee who fails to receive affirmative approval from holders of a majority of the votes cast in such nominee's election at the annual meeting, either by proxy or in person, will have their previously submitted resignation promptly considered by the Board in accordance with our corporate governance guidelines. The term of office of each person elected as a director will be until the next annual meeting of stockholders or until their successor is elected and qualified or their earlier resignation or removal.

Unless otherwise instructed, the people named on the proxy card as proxy holders (the "Proxy Holders") will vote the proxies received by them for the 10 nominees named below. If any nominee of the Company should decline or be unable to serve as a director as of the time of the annual meeting, then the proxies will be voted for any substitute nominee designated by the then-current Board to fill the vacancy. The Company is not aware of any nominee who will be unable, or will decline, to serve as a director.

The nominees for election or reelection have been nominated for election to the Board in accordance with the criteria and procedures discussed above in "*Governance Matters – Corporate Governance*."

New Director Appointment. As part of our board refreshment planning, the Board identified the desirability of augmenting its skills and experience with a current public company CEO with experience in the semiconductor ecosystem and technology leadership. Dr. Devgan was identified as a director candidate by the Board and introduced to the Board by Mr. Talwalkar without the involvement of a search firm. In connection with the assessment of Dr. Devgan's candidacy by the nominating and corporate governance committee and the Board, Dr. Devgan met with our Board chair, nominating and governance committee chair, additional board members, and our president and CEO, as well as representatives of the Company's executive management team. Following these meetings, upon the recommendation of the nominating and governance committee, the Board appointed Dr. Devgan to the Board. The Board believes that Dr. Devgan's executive leadership experience and deep technology expertise further strengthens the Board's oversight and direction of Lam's business and long-term strategy.

Nominee Board Contributions. We believe that each of our nominees, while serving as a director and/or officer of the Company, has devoted adequate time to the Board and performed their duties with critical attributes such as honesty, integrity, wisdom, and an adherence to high ethical standards. Each nominee has demonstrated strong business acumen, an ability to make independent analytical inquiries, to understand the Company's business environment and to exercise sound judgment, as well as a commitment to the Company and its core values. We believe the nominees have diverse viewpoints, skills, backgrounds, and experiences that will encourage a robust decision-making process for the Board.

☑ **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE 10 DIRECTOR NOMINEES SET FORTH BELOW.**

2026 Nominees for Director



Timothy M. Archer
Director since 2018
Age 59

Public company directorship in last five years:
- Johnson Controls International plc

Experience
Timothy M. Archer has served as the Company's President and Chief Executive Officer since December 2018. Mr. Archer joined the Company in June 2012 as our executive vice president, chief operating officer, and was promoted to president and chief operating officer in January 2018. Prior to joining us, he spent 18 years at Novellus Systems, Inc. in various technology development and business leadership roles, including most recently as chief operating officer from January 2011 to June 2012; executive vice president of Worldwide Sales, Marketing, and Customer Satisfaction from September 2009 to January 2011; and executive vice president of the PECVD and Electrofill Business Units from November 2008 to September 2009. His tenure at Novellus also included assignments as senior director of technology for Novellus Systems Japan from 1999 to 2001 and senior director of technology for the Electrofill Business Unit from April 2001 to April 2002. He started his career in 1989 at Tektronix, where he was responsible for process development for high-speed bipolar integrated circuits.

Mr. Archer has served as a member of the board of directors of Johnson Controls International plc since March 2024, where he is a member of the governance and sustainability committee. He also serves on the International Board of Directors for SEMI. From 2020 to 2022, Mr. Archer served as chair of the board for the National GEM Consortium.

Mr. Archer completed the Program for Management Development at the Harvard Graduate School of Business and earned a B.S. degree in applied physics from the California Institute of Technology.

Qualifications
The Board has concluded that Mr. Archer should serve as a director of the Company because of his strong leadership; his knowledge and experience acquired from his current service as President, Chief Executive Officer and a director of the Company, and his past service as President and Chief Operating Officer, and as Executive Vice President and Chief Operating Officer of the Company; his deep knowledge and understanding of semiconductor processing equipment technologies; his understanding of our customers' markets and needs; and his mergers and acquisitions experience.

Key Skills and Experiences
- Industry Knowledge
- Customer/Deep Technology Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



Eric K. Brandt

Director since 2010
Age 64

Board Committees:

- Audit
  - *Chair: since 2024; 2014-2020*
  - *Member: 2010-2014*
- Compensation and Human Resources
  - *Chair: 2020-2024*
- Nominating and Governance
  - *Member: since 2019*

Public company directorships in last five years:

- Gen Digital Inc.
- Nutanix, Inc.
- Option Care Health, Inc.
- The Macerich Company (former)
- Dentsply Sirona Inc. (former)

Experience

Eric K. Brandt is the former Executive Vice President and Chief Financial Officer of Broadcom Corporation, a position he held from March 2007 until its merger with Avago Technologies Limited in February 2016. From September 2005 to March 2007, Mr. Brandt served as President and Chief Executive Officer of Avanir Pharmaceuticals, Inc. Prior to Avanir Pharmaceuticals, Mr. Brandt was Executive Vice President-Finance and Technical Operations and Chief Financial Officer of Allergan Inc., where he also held a number of other senior positions following his arrival there in May 1999.

Mr. Brandt has served as a member of the board of directors of: Nutanix, Inc. since May 2025, where he serves as chair of the audit committee and a member of the security and privacy committee; Option Care Health, Inc. since May 2024, where he serves as a member of the compensation committee and the quality, technology and compliance committee, and previously served as a member of the finance and investment committee; and Gen Digital Inc. (formerly NortonLifeLock, Inc.) since February 2020, where he is the chair of the audit committee and serves on the nominating and governance committee.

He previously served on the board of directors of: The Macerich Company from June 2018 to June 2025; Dentsply Sirona Inc. (formerly Dentsply International, Inc.) from 2004 to 2024; Yahoo! Inc. from March 2016 to June 2017; Vertex Pharmaceuticals, Inc. from 2002 to 2009; and Avanir Pharmaceuticals from 2005 to 2007.

Mr. Brandt earned an M.B.A. degree from the Harvard Graduate School of Business and a B.S. degree in chemical engineering from the Massachusetts Institute of Technology. He has completed the NYU Law – Nasdaq Cyber Scholar Program and the U.S. Secret Service and the National Association of Corporate Directors Cybersecurity Program.

Qualifications

The Board has concluded that Mr. Brandt should serve as a director of the Company because of his financial expertise including as a former chief financial officer of a publicly traded company that is a customer of our customers; his knowledge of and experience in the semiconductor industry and other technology industries; his mergers and acquisitions experience; his board governance experience from service on other public company boards, including as an audit committee member and chair, a compensation committee member, and a nominating and governance committee member and chair; and his cybersecurity expertise.

Key Skills and Experiences

- Industry Knowledge
- Customer/Deep Technology Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



Ita M. Brennan

Director since 2024
Age 59

Board Committee:

- Audit
  - *Member: since 2024*

Public company directorships in last five years:

- Cadence Design Systems, Inc.
- Planet Labs PBC

Experience

Ita M. Brennan is the former Senior Vice President, Chief Financial Officer of Arista Networks, Inc., a cloud networking solutions company, a position she held from May 2015 to February 2024. Over her career, Ms. Brennan has held several key finance roles. From March 2014 to May 2015, she served as Chief Financial Officer of QuantumScape Corporation. Prior to joining QuantumScape, she served as the Chief Financial Officer of Infinera Corporation from July 2010 to February 2014, and as Vice President of Finance and Corporate Controller from July 2006 to July 2010. From 1997 to 2006, Ms. Brennan held various roles at Maxtor Corporation, including Vice President of Finance for the company's worldwide operations.

Ms. Brennan has served as a member of the board of directors of: Nexthop Systems Inc. since March 2025; Planet Labs PBC since June 2021, where she serves as the chair of the audit committee; Cadence Design Systems, Inc. since March 2020, where she serves as the chair of the corporate governance and nominating committee and a member of the audit committee; and Community Services Agency, Mountain View since April 2024.

She previously served on the board of directors of LogMeIn, Inc. from November 2018 to September 2020.

Ms. Brennan studied accounting, finance, and management at the Institute of Chartered Accountants in Ireland, qualifying as a chartered accountant and fellow of the institute. In addition, Ms. Brennan is a public accounting alumna of Deloitte & Touche, having worked at the firm in both Ireland and the United States.

Qualifications

The Board has concluded that Ms. Brennan should serve as a director of the Company because of her extensive financial and accounting expertise; her executive leadership experience from her roles as chief financial officer and other finance positions at companies in the technology industry; and her extensive board experience as a director on other public company boards, including service on audit and governance and nominating committees.

Key Skills and Experiences

- Industry Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Risk Management Experience



Anirudh Devgan

Director since 2026
Age 57

Board Committee:

- Innovation and Technology
  - *Member: since 2026*

Public company directorships in last five years:

- Cadence Design Systems, Inc.

Experience

Anirudh Devgan has served as chief executive officer and a member of the board of directors since December 2021, and as president since November 2017, of Cadence Design Systems, Inc., a computational software company. Prior to becoming president of Cadence, he served as executive vice president and general manager of the Digital & Signoff and System & Verification groups at Cadence. Prior to joining Cadence in 2012, Dr. Devgan served as corporate vice president and general manager of the Custom Design Business Unit at Magma Design Automation, Inc. Previous roles Dr. Devgan has held include management and technical positions at IBM, where he received numerous awards including the IBM Outstanding Innovation Award. Dr. Devgan is the recipient of the IEEE/SEMI Phil Kaufman Award, has been inducted into the National Academy of Engineering, is an IEEE Fellow, has authored numerous research papers, and holds several patents.

Dr. Devgan earned Ph.D. and M.S. degrees in Electrical and Computer Engineering from Carnegie Mellon University, and a B.Tech. in Electrical Engineering from the Indian Institute of Technology, Delhi.

Qualifications

The Board has concluded that Dr. Devgan should serve as a director of the Company because of his deep semiconductor ecosystem and technology expertise; his public company executive leadership experience; his global business and strategic experience; his board governance experience from service on another public company board; and his recognized technical achievements and innovation leadership.

Key Skills and Experiences

- Industry Knowledge
- Customer/Deep Technology Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



John M. Dineen

Director since 2023
Age 63

Board Committee:

- Audit
  - *Member: since 2023*

Public company directorships in last five years:

- Cognizant Technology Solutions Corporation
- Syneos Health, Inc. (former)

Experience

John M. Dineen served as an Operating Advisor at Clayton, Dubilier & Rice LLC, a private equity investment firm, from January 2015 to December 2022. Previously, Mr. Dineen served in various senior leadership roles at General Electric Company ("GE") from 1986 to 2014, where he managed several key business divisions of GE. Most recently, from 2008 to 2014, he was president and chief executive officer of London-based GE Healthcare. Before that, he served as president and chief executive officer of GE Transportation from 2005 to 2008. In addition, he served in several international management roles in Asia and Europe during his time at GE.

Mr. Dineen has served as a member of the board of directors of: Cognizant Technology Solutions Corporation since April 2017, where he is the chair of the finance and strategy committee and a member of the audit committee and previously served as a member of the nominating, governance and public affairs committee.

He previously served on the boards of directors of: Carestream Dental LLC from April 2017 to October 2024; Healogics, Inc. from June 2015 to October 2024; Syneos Health, Inc. from December 2018 to September 2023; and Merrimack Pharmaceuticals, Inc. from June 2015 to October 2019.

Mr. Dineen earned a B.S. degree in computer science and biological sciences from the University of Vermont.

Qualifications

The Board has concluded that Mr. Dineen should serve as a director of the Company because of his leadership skills and his extensive global management and operations experience across several industries, including healthcare, technology, and international management, and his board governance experience from service on public company boards with global operations.

Key Skills and Experiences

- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



Mark Fields

Director since 2024
Age 65

- Compensation and Human Resources
  - *Member: since 2024*

Public company directorships in last five years:

- QUALCOMM Incorporated
- Hertz Global Holdings, Inc. (former)
- TPG Pace Beneficial II Corp. (former)
- TPG Pace Solutions Corp. (former)

Experience

Mr. Fields has served as a Senior Advisor at TPG Capital LP, a global alternative asset firm, since October 2017. From October 2021 to February 2022, he served as Interim Chief Executive Officer of Hertz Global Holdings, Inc., which operates the Hertz, Thrifty and Dollar rental car brands. Prior to Hertz Global, Mr. Fields served as President and Chief Executive Officer of Ford Motor Company from July 2014 to May 2017, and as Chief Operating Officer from December 2012 to July 2014. He joined Ford in 1989 and served in various leadership positions throughout his tenure, including as Executive Vice President and President, Americas; Executive Vice President and Chief Executive Officer, Ford of Europe and Premier Automotive Group; Chair and Chief Executive Officer, Premier Automotive Group; and President and Chief Executive Officer, Mazda Motor Corporation.

He has served as a member of the board of directors of: QUALCOMM Incorporated since June 2018, where he is a member of the audit committee; Tanium Inc. since September 2020; Planview, Inc. since April 2022; Boomi, LP since September 2022; Classic Collision since May 2024; Infomedia Ltd since December 2025.

Mr. Fields previously served on the board of directors of: Hertz Global Holdings, Inc. from June 2021 to May 2026; TPG Pace Beneficial II Corp. from April 2021 to April 2023; TPG Pace Solutions Corp. from April 2021 to December 2021; Ford Motor Company from July 2014 to May 2017; and IBM from March 2016 to April 2018.

Mr. Fields earned an M.B.A. degree from Harvard Business School and a B.A. in Economics from Rutgers University.

Qualifications

The Board has concluded that Mr. Fields should serve as a director of the Company because of his extensive operational experience in executive management positions in the automotive industry, including leading complex global business organizations; his extensive experience serving on other public company boards; and his financial expertise.

Key Skills and Experiences

- Industry Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



Ho Kyu Kang

Director since 2023
Age 64

Board Committee:

- Innovation and Technology
  - *Chair: since 2024*

Experience

Ho Kyu Kang has served as a Professor in the Department of Systems Semiconductor Engineering at Yonsei University since March 2021. Prior to his current position, Dr. Kang served as Executive Vice President and Head of Research at the Semiconductor R&D Center of Samsung Electronics Co., Ltd., from 2017 to 2021. Before that, he served as Executive Vice President and leader of process development at the Semiconductor R&D Center from 2015 to 2017, as Senior Vice President and team leader from 2010 to 2015, and as Vice President responsible for the system large-scale integration process architecture team and advanced technology development from 2003 to 2010. Dr. Kang joined Samsung as a research and development engineer in 1985. He is the author or co-author of numerous international papers.

Dr. Kang previously served on the boards of directors of: the Semiconductor Research Corporation from 2017 to 2020; and SEMATECH from 2010 to 2015.

Dr. Kang earned a Ph.D. in material science and engineering from Stanford University, a M.S. degree in material science and engineering from Korea Advanced Institute of Science and Technology, and a B.S. degree in metallurgical engineering from Hanyang University.

Qualifications

The Board has concluded that Dr. Kang should serve as a director of the Company because of his decades of experience in semiconductor engineering and development; his extensive knowledge and experience acquired as an executive of a major semiconductor manufacturer; his deep knowledge and understanding of the semiconductor equipment industry and technologies; and his experience as a senior executive of Samsung, a major company customer.

Key Skills and Experiences

- Industry Knowledge
- Customer/Deep Technology Knowledge
- Leadership Experience
- Global Business Experience
- Manufacturing/Operations Experience



Bethany J. Mayer
Director since 2019
Age 64

Board Committees:
- Audit
  - *Member: since 2019*
- Innovation and Technology
  - *Member: since 2024*
- Nominating and Governance
  - *Member: since 2022*

Public company directorships in last five years:
- Astera Labs, Inc.
- Box, Inc.
- Hewlett Packard Enterprise Company
- Marvell Technology (former)
- Sempra (former)

Experience
Bethany J. Mayer served as an Executive Advisor of Siris Capital Group LLC, a private equity firm, from May 2021 to September 2024. Prior to that she served as an Executive Partner from January 2018 to April 2021. She was the Executive Vice President, Corporate Development and Technology of Sempra Energy from November 2018 to January 2019. From September 2014 to December 2017, Ms. Mayer was the President and Chief Executive Officer of Ixia, which was ultimately acquired by Keysight Technologies in 2017. From May 2011 to May 2014, Ms. Mayer served as Senior Vice President and General Manager of Hewlett-Packard Company's ("HP") Networking business unit and the Network Function Virtualization business unit. From 2010 until 2011, she served as Vice President, Worldwide Marketing and Alliances of HP's Enterprise Servers Storage and Networking Group. Prior to joining HP, she held leadership roles at Blue Coat Systems, Inc.; Cisco Systems, Inc.; and Apple, Inc.

She has served as a member of the boards of directors of: Mainspring Energy, Inc. since October 2024; Securonix Inc. since January 2025; Astera Labs, Inc. since June 2024, where she is a member of the audit committee and a member of the compensation committee; Hewlett Packard Enterprise Company since June 2023, where she is a member of the audit committee, a member of the integration committee, and chair of the technology committee; and Box, Inc. since April 2020, where she is the chair of the board and the chair of the compensation committee and was previously a member of the operating committee.

Ms. Mayer previously served on the boards of directors of: Celestial AI from April 2023 to February 2026; Electronics for Imaging Inc. from July 2019 to October 2024; Ambri Inc. from November 2022 to July 2024; Marvell Technology, Inc. from May 2018 to June 2022; Sempra from June 2019 to September 2024 after serving from February 2017 to November 2018; and Ixia from September 2014 to December 2017.

Ms. Mayer earned an M.S. degree in Cybersecurity Risk and Strategy from New York University, an M.B.A. degree from CSU-Monterey Bay and a B.S. degree in political science from Santa Clara University.

Qualifications
The Board has concluded that Ms. Mayer should serve as a director of the Company because of her leadership skills and her experience in operational roles at companies in various technology industries, including networks, network management, servers, security solutions, cybersecurity, and internet technology; and her board governance experience from service on other boards.

Key Skills and Experiences
- Industry Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



Jyoti K. Mehra
Director since 2021
Age 50

Board Committee:
- Compensation and Human Resources
  - *Chair: since 2024*
  - *Member: 2022-2024*

Experience

Jyoti K. Mehra has served as the Executive Vice President of Human Resources of Gilead Sciences, Inc., a biopharmaceutical company, since July 2019. She previously served as Vice President of Human Resources of Gilead from October 2017 to July 2019. Prior to joining Gilead, she held positions of increasing responsibility with Novartis Pharmaceuticals Corporation and its affiliates, from 2005 through October 2017, most recently as Vice President of Human Resources of Novartis from July 2014 to October 2017.

Ms. Mehra earned an M.A. degree in politics from Jawaharlal Nehru University, and a B.A. degree in political science from Delhi University.

Qualifications

The Board has concluded that Ms. Mehra should serve as a director of the Company because of her leadership and international business experience in a high-technology industry; her substantial human capital and talent development experience, including experience as the head of human resources of a public company with global operations; her governance experience; and her cybersecurity experience.

Key Skills and Experiences

- Industry Knowledge
- Leadership Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience



Abhijit Y. Talwalkar

Chair
Director since 2011
Age 62

Board Committees:

- Compensation and Human Resources
  - *Chair: 2012-2015*
  - *Member: since 2015, previously 2011-2012*
- Innovation and Technology
  - *Member: since 2024*
- Nominating and Governance
  - *Chair: 2015-2019*
  - *Member: since 2019, previously 2015-2015, 2011-2014*

Public company directorships in last five years:

- Advanced Micro Devices, Inc.
- iRhythm Technologies Inc.
- TE Connectivity Ltd.

Experience

Abhijit Y. Talwalkar is the former President and Chief Executive Officer of LSI Corporation, a position he held from May 2005 until the completion of LSI's merger with Avago Technologies in May 2014. From 1993 to 2005, Mr. Talwalkar was employed by Intel Corporation. At Intel, he held a number of senior management positions, including as Corporate Vice President and Co-General Manager of the Digital Enterprise Group, which was comprised of Intel's business client, server, storage and communications business, and as Vice President and General Manager for the Intel Enterprise Platform Group, where he focused on developing, marketing, and supporting Intel business strategies for enterprise computing. Prior to joining Intel, Mr. Talwalkar held senior engineering and marketing positions at Sequent Computer Systems, which later became a part of IBM; Bipolar Integrated Technology, Inc.; and Lattice Semiconductor Inc.

Mr. Talwalkar has served as a member of the board of directors of: Advanced Micro Devices, Inc., since June 2017, where he is a member of the compensation and leadership resources committee and the chair of the innovation and technology committee; TE Connectivity Ltd, since March 2017, where he is the chair of the management development and compensation committee; and iRhythm Technologies Inc., since May 2016, where he is the chair of the board and a member of the compensation and human capital management committee and the nominating and corporate governance committee.

He previously served as a member of the board of directors of LSI from May 2005 to May 2014 and the U.S. Semiconductor Industry Association from May 2005 to May 2014. He was additionally a member of the U.S. delegation for World Semiconductor Council proceedings.

Mr. Talwalkar earned a B.S. degree in electrical engineering from Oregon State University.

Qualifications

The Board has concluded that Mr. Talwalkar should serve as a director of the Company because of his experience in the semiconductor industry, including as the former chief executive officer of a semiconductor company and his previous role in the semiconductor industry's trade association; his technology experience; his business and operations leadership roles at other semiconductor companies that include a customer of the Company; his finance experience; his global business experience; his mergers and acquisitions experience; his board governance experience from service on other public company boards, including as chair of another board; and his cybersecurity expertise.

Key Skills and Experiences

- Industry Knowledge
- Customer/Deep Technology Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Human Capital Management Experience
- Risk Management Experience

Proposal No. 2: Advisory Vote to Approve Our Named Executive Officer Compensation

Section 14A of the Exchange Act enables the Company's stockholders to vote to approve, on an advisory, non-binding basis, our named executive officer compensation, as disclosed in this proxy statement in accordance with SEC rules. Although the vote is advisory and is not binding on us or on our Board, our compensation and human resources committee and, as appropriate, our Board, will take into account the outcome of the vote when considering future executive compensation decisions and will evaluate whether any actions are necessary to address stockholder concerns.

We believe that our compensation philosophy has allowed us to attract, retain, and motivate qualified executive officers who have contributed to our success. For more information regarding the compensation of our named executive officers, our compensation philosophy, our 2025 Say on Pay results and our response, we encourage you to read the section of this proxy statement entitled "*Compensation Matters – Executive Compensation and Other Information – Compensation Discussion and Analysis*," the compensation tables, and the narrative following the compensation tables for a more detailed discussion of our compensation policies and practices.

We are asking for stockholder approval, on an advisory, non-binding basis, of the following resolution:

'**RESOLVED**, that the stockholders of Lam Research Corporation (the Company) hereby approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of SEC Regulation S-K, including the "*Compensation Discussion and Analysis*," the compensation tables, and any related narrative disclosure included in the proxy statement.'

Each proxy received by the Proxy Holders will be voted "FOR" the advisory approval of the compensation of our named executive officers, unless the stockholder provides other instructions.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this proxy statement.

We provide for annual advisory votes to approve the compensation of our named executive officers. Unless modified, the next advisory vote to approve our named executive officer compensation will be at our 2027 annual meeting of stockholders.

Stockholder approval of Proposal No. 2 requires the affirmative vote of the holders of a majority of the outstanding shares of common stock having voting power present, in person or by proxy, at the annual meeting.

☑ **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY, NON-BINDING BASIS, OF OUR NAMED EXECUTIVE OFFICER COMPENSATION.**

Proposal No. 3: Ratification of the Appointment of KPMG LLP as our Independent Registered Public Accounting Firm for Fiscal Year 2027

Stockholders are being asked to ratify the appointment of KPMG as the Company's independent registered public accounting firm for fiscal year 2027. Although the audit committee has the sole authority to appoint the Company's independent registered public accounting firm, as a matter of good corporate governance, the Board submits its selection to our stockholders for ratification. If the stockholders do not ratify the appointment of KPMG, the audit committee will contemplate whether to reconsider the appointment. Even if the stockholders ratify the appointment, the audit committee may, in its discretion, appoint a different independent auditor at any time if it determines that such change would be in the Company's best interests and in the best interests of our stockholders.

Each proxy received by the Proxy Holders will be voted "FOR" the ratification of the appointment of KPMG, unless the stockholder provides other instructions.

Our audit committee will meet periodically with KPMG to review both audit and non-audit services performed by KPMG, as well as the fees charged for those services. Among other things, the committee examines the effect that the performance of non-audit services, if any, may have upon the independence of the independent registered public accounting firm. All professional services provided by KPMG, including non-audit services, if any, are subject to approval by the audit committee in accordance with applicable securities laws, rules, and regulations. For more information, see "*Audit Matters – Audit Committee Report*" and "*Audit Matters – Relationship with Independent Registered Public Accounting Firm*" above.

A representative of KPMG is expected to be present at the annual meeting and to have an opportunity to make a statement if they so desire. The representative is also expected to be available to respond to appropriate questions from the stockholders.

Stockholder approval of Proposal No. 3 requires the affirmative vote of the holders of a majority of the outstanding shares of common stock having voting power present, in person or by proxy, at the annual meeting.

☑ **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2027.**

Proposal No. 4: Stockholder Proposal

John Chevedden, residing at 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, the beneficial owner of 25 shares of the Company's common stock, has notified us that he intends to present the following proposal at the annual meeting. In accordance with the applicable rules of the SEC, we have set forth Mr. Chevedden's proposal below exactly as submitted to us. All statements contained in the stockholder proposal are the sole responsibility of the proponent.

The Board **UNANIMOUSLY** recommends that you vote "**AGAINST**" this proposal for the reasons set forth below the proposal.

Proposal 4 – Attainable Shareholder Right to Call for a Special Shareholder Meeting


FOR
Shareholder
Rights

Shareholders ask our Board of Directors to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting. Such a special shareholder meeting can be an easy to convene online shareholder meeting.

The current LRCX special meeting rule has 2 factors each of which acting alone make a shareholder call for a special shareholder meeting unattainable:

1. Require 20% of shares to support a shareholder call for a special shareholder meeting instead of the 10% figure in state law.
2. Disqualifying a substantial block of LRCX shares from being part of the 20% group.

Shareholders of more than 100 companies shave voted on special shareholder meeting proposals and not one of 100 companies have cited even one example of a special meeting called for by shareholder ever actually taking place at a company that had just one of the 2 above requirements.

Companies like to adopt the 20% requirement or the above disqualification clause because they know they will be perfectly safe from every actually having to conduct a shareholder called special shareholder meeting. LRCX has adopted both the 20% requirement and the above disqualification clause. Thus LRCX currently has the protection of 2 insurance policies that a special shareholder meeting called for by shareholders will never take place.

Please vote yes:
Attainable Shareholder Right to Call for a Special Shareholder Meeting – Proposal 4

Opposing Statement of the Board of Directors

The Board of Directors recommends a vote AGAINST the stockholder proposal

The Board has carefully considered the proposal and believes that it is not in the best interests of our stockholders, considering our existing stockholder right for calling special meetings. Our bylaws give stockholders who have owned at least 20% of our common stock, continuously for at least one year, the right to call a special meeting of stockholders. The 20% ownership threshold adopted by the Board aligns with market practices, and the one-year holding period is necessary to help prevent misuse of the special meeting process. Consequently, the Board **UNANIMOUSLY** recommends a vote **AGAINST** this proposal for the following reasons.

Stockholders currently have a meaningful right to call a special meeting, which is reasonable and in the best interests of all of our stockholders

We recognize the importance of providing stockholders the ability to call special meetings when appropriate. Our bylaws permit stockholders who have owned, in the aggregate, at least 20% of the outstanding shares of our common stock continuously for at least one year, to call a special meeting of stockholders, subject to certain customary requirements. These requirements are intended to ensure that our stockholders receive adequate, timely, and accurate information in connection with a special meeting and to avoid the unnecessary use of resources that would result from holding special meetings redundantly in close proximity to our annual meetings or other stockholder meetings in which a similar item was considered.

Our bylaws grant our stockholders a meaningful right to call a special meeting with appropriate ownership threshold and holding period requirements that align with our stockholders' interests. We believe that the current 20% ownership threshold and one-year

holding period are reasonable and strike the appropriate balance between enhancing the ability of our stockholders to act on important and urgent matters, while at the same time protecting against misuse of the special meeting right by a small number of short-term stockholders whose interests may not be shared by the vast majority of our stockholders. The Board believes that the rights set forth in our bylaws are in the best interests of all of our stockholders.

A 20% ownership threshold appropriately balances the interests of all stockholders and is in line with market practice

The Board believes that special meetings should be limited to circumstances in which more than a small number or percentage of our stockholders determine that a matter is sufficiently critical or time-sensitive that it must be addressed between annual meetings. The 20% threshold in our bylaws ensures that a special meeting of stockholders may only be called by a stockholder or group of stockholders with a more substantial stake in our Company and who share interest in a common topic. This threshold strikes the appropriate balance by safeguarding stockholder interests and preventing corporate waste, while at the same time ensuring that stockholders have the ability to call special meetings when appropriate. A threshold at 10% of our outstanding common stock or the lowest percentage of stockholders as governed by Delaware law, as requested by the proposal, would allow a small number of stockholders to use the right to call a special meeting as a means to advance special interest agendas, or goals not widely shared by our stockholders as a whole, or to apply short-term oriented pressure that is inconsistent with the long-term interests of the Company and our stockholders, all at the expense of our other stockholders. Furthermore, the Board believes that failure to aggregate sufficient stock ownership to reach the 20% ownership threshold is a strong indicator that a sufficient interest among the majority of stockholders does not exist to call a special meeting.

The 20% ownership threshold included in our bylaws is in line with market practice and, notably, is actually lower than the most common special meeting ownership threshold of 25%. As of August 2026, within the S&P 500, 80% of companies provide stockholders the right to call a special meeting of stockholders. Of those companies, approximately 60% have adopted an ownership threshold of 20% or higher for allowing stockholders to call a special meeting, with the most common ownership threshold being 25%, while only about 23% have adopted a special meeting ownership threshold of 10% or less. The Board believes that the 20% ownership threshold is appropriate for our Company and in line with market practice.

The one-year holding requirement protects the Company and our broader stockholder base against misuse of special meetings by short-term stockholders with narrow interests

Eliminating the one-year holding requirement would allow individuals or special-interest stockholder groups with short-term agendas to call a special meeting immediately after purchasing our common stock. Enabling stockholders who have not held a financial stake in the Company for a meaningful period of time to call a special meeting would result in outsized attention and resources being devoted to special interests inconsistent with the long-term goals of the Company, and would come at the expense of stockholders who seek a long-term investment in the Company. The nominal one-year holding requirement appropriately safeguards stockholder interests and prevents corporate waste, while preserving the ability for stockholders to call special meetings when appropriate.

Stockholders also have the ability to act by written consent for any action required or permitted to be taken at an annual or special meeting of stockholders. This right enables our stockholders to take action outside of annual or special meetings and, in the event an urgent or strategic matter of importance arises which demands an immediate stockholder response, stockholders may make use of their ability to act by written consent, which is not limited to stockholders who have held our common stock for at least one year.

In addition, the one-year holding period included in our bylaws is consistent with the minimum holding period established by the SEC under Rule 14a-8 of the Exchange Act, which enables a stockholder to include a proposal in an issuer’s proxy statement. In adopting the holding requirements under Rule 14a-8, the SEC indicated that the holding period should be calibrated such that a stockholder has some meaningful “economic stake or investment interest” in a company before the stockholder may draw on company and stockholder resources and command the time and attention of other stockholders to consider and vote on the proposal. The Board believes the SEC’s reasoning is equally applicable to the Company’s one-year holding requirement for requesting a special meeting, as stockholders who have held shares for at least one year show an appreciation of, and commitment to, the long-term success of the Company and its efforts to create sustainable value.

Our stockholders rejected a similar proposal from the proponent at our 2025 annual meeting of stockholders

At our 2025 annual meeting of stockholders, our stockholders rejected a similar proposal from the proponent requesting that the Company allow stockholders holding just 10% of our common stock or the lowest percentage of stockholders as governed by Delaware law to call a special meeting and to remove the one-year holding period requirement for stockholders’ right to call a special meeting. This prior vote indicates stockholder concurrence with our balanced approach to safeguarding stockholders’ right to call special meetings, including both the 20% ownership threshold and the one-year holding period established in our existing special meeting right.

Our special meeting requirements strike an appropriate balance and protect against waste

Special meetings of stockholders can be disruptive to business operations, incur substantial expenses and harm long-term stockholder interests. The Board, management and employees must devote a significant amount of time and attention preparing for such meetings, which distracts from their primary focus of maximizing long-term financial returns for stockholders and operating our business in the best interest of all stockholders. In addition, with each special meeting of stockholders, we will likely incur significant

expenses to prepare the disclosures required for such meetings, print and distribute materials, solicit proxies and tabulate votes. As a result, special meetings of stockholders should be limited to circumstances where a substantial number of stockholders with a committed financial stake in the Company believe a matter is sufficiently urgent or extraordinary to justify calling a special meeting.

We have implemented strong and effective corporate governance policies that provide stockholders with meaningful opportunities to engage in Company affairs

The nominating and governance committee of the Board regularly reviews the Company's corporate governance practices. We are committed to effective corporate governance policies that provide sufficient avenues for stockholders to meaningfully engage in Company affairs. The Board believes that our existing governance structure is in line with best practices, promotes director accountability, protects stockholders' interests, and demonstrates our responsiveness and willingness to engage with stockholders and to provide them with a meaningful voice. Our corporate governance structure includes:

- **Independent Board**: All of the Company's current Board members are independent except for the CEO.
- **Independent Committees**: Each of the Board's three key standing committees—the audit committee, the compensation and human resources committee, and the nominating and governance committee—are comprised solely of independent directors.
- **Independent Board Leadership**: The Company maintains separate CEO and Board chair roles, and the Board chair is currently an independent director.
- **Annual Election of Directors**: The Company's directors stand for election on an annual basis.
- **Strong Director Refreshment and Evaluation Practices**: We regularly review the composition of the Board and seek ways to deepen and maintain the Board's expertise. We have an annual evaluation process for the Board, each Board committee, and each director.
- **Proxy Access:** Stockholders may nominate directors through the existing proxy access right that is consistent with market practice.
- **Majority of Votes Cast Standard**: The Company has a majority of votes cast standard for uncontested elections of directors and a director resignation policy.
- **Retirement Policy**: No director may be nominated for election to serve a new term after having attained the age of 75 years.
- **Board Communication**: Stockholders may contact the Board, any Board committee, or any individual director.
- **Stockholder Right to Act by Written Consent**: Stockholders may act by written consent in accordance with the Company's Certificate of Incorporation and bylaws.

We engage regularly with our stockholders to discuss governance and other matters, to ensure that management and the Board understand and address issues that are important to the Company's stockholders. Feedback from these engagements is provided to the nominating and governance committee of the Board, which in turn decides whether enhancements to our Company's policies and practices would be appropriate to meet stockholder expectations, including those relating to current issues or emerging trends. Our annual stockholder meeting allows direct feedback through voting on director nominees, executive compensation, auditor selection, and other matters, as well as engagement with management and the Board.

These corporate governance policies provide our stockholders with numerous opportunities to be heard and to engage directly with the Board. In light of these existing opportunities for stockholder engagement, together with the existing rights to call a special meeting and to act by written consent, the Board believes that a further reduced threshold and/or the removal of the holding period as requested by the proposal would not make a meaningful difference in our stockholders' ability to engage with the Board that would outweigh the substantial negatives associated with the proposal.

Conclusion

For the above reasons, the Board has determined that it is not in the best interests of our stockholders to adopt this proposal. Doing so is unnecessary in light of the existing bylaws, which allow stockholders who own at least 20% of our common stock continuously for at least one year to call a special meeting of stockholders and provide multiple alternative avenues for stockholders to engage with the Company and the Board. The Board **UNANIMOUSLY** urges stockholders to vote **AGAINST** this proposal.

Stockholder approval of Proposal No. 4 requires the affirmative vote of the holders of a majority of the shares of common stock having voting power present, in person or represented by proxy, at the annual meeting.

☒ **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THE STOCKHOLDER PROPOSAL**

Other Voting Matters

We are not aware of any other matters to be submitted at the annual meeting. If any other matters properly come before the annual meeting, the Proxy Holders intend to vote the shares they represent in their discretion. It is important that your stock holdings be represented at the meeting, regardless of the number of shares you hold. We urge you to complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid envelope, or vote your shares by telephone or internet, as described in this proxy statement.

Voting and Meeting Information

Information Concerning Solicitation and Voting

General

The Board solicits your proxy for the annual meeting to be held virtually on November 3, 2026 at 9:30 a.m. Pacific Time, or at any other time following adjournment or postponement thereof. You are invited to participate in the annual meeting and to vote on the proposals described in this proxy statement.

Record Date

Only stockholders of record at the close of business on September 4, 2026 (the "Record Date") are entitled to receive notice of the annual meeting and to vote on the proposals described in this proxy statement.

Shares Outstanding

As of the Record Date, 1,251,424,362 shares of common stock were outstanding.

Quorum

Stockholders holding a majority of our shares of common stock outstanding and entitled to vote at the annual meeting must be present in person or represented by proxy to constitute a quorum. A quorum is required to transact business at the annual meeting. Virtual attendance at the annual meeting constitutes presence in person for purposes of a quorum at the annual meeting. Abstentions and broker non-votes, if any, will be counted in determining whether a quorum is present.

Inspector of Elections

The Company has appointed a member of the Company's legal department to serve as inspector of elections at the annual meeting. The inspector will determine whether a quorum is present and tabulate the votes.

Voting

Each share of common stock is entitled to one vote on each director nominee and each other matter to be voted on at the annual meeting. Stockholders may cast votes by granting a proxy by Internet, telephone, or mail by following the instructions on the Notice, voting instruction form, or proxy card. Stockholders may also cast votes by Internet during the annual meeting.

Stockholder of Record: Shares Registered in Your Name. If your shares of common stock are registered directly in your name with our transfer agent, Computershare Inc., you are considered to be, with respect to those shares of common stock, the stockholder of record, and these proxy materials are being sent directly to you by us.

Beneficial Owner: Shares Registered in the Name of a Brokerage Firm, Bank, or Other Nominee. If your shares of common stock are held by a brokerage firm, bank, or other nominee, you are considered the beneficial owner of shares of common stock held in "street name," and these proxy materials are being forwarded to you from that brokerage firm, bank, or other nominee.

Voting Procedures

Even if you plan to attend the annual meeting, we recommend that you vote your shares prior to the meeting so that your vote will be counted if you later decide not to, or are unable to, virtually attend the annual meeting.

Online During the Annual Meeting. This year's annual meeting will be a virtual meeting. Stockholders of record may vote electronically during the meeting by visiting the meeting website at *virtualshareholdermeeting.com/LRCX2026* and following the instructions provided on the website. To vote during the meeting, a stockholder will need the 16-digit control number included on their Notice or proxy card. A beneficial owner of shares should refer to the voting instructions provided by the beneficial owner's brokerage firm, bank, or other nominee holding such shares for the beneficial owner. If you are a beneficial owner of shares and your Notice or voting instruction form indicates that you may vote those shares through *www.proxyvote.com*, then you may attend, participate in, and vote at the annual meeting with the 16-digit access code indicated on that Notice or voting instruction form. Voting electronically during the meeting by a stockholder as described here will replace any previous votes of that stockholder submitted by proxy.

In Advance of the Annual Meeting. If you are a stockholder of record, you may vote in advance of the meeting in any of the following ways:

- over the Internet by visiting *www.proxyvote.com* and following the instructions provided on the website;
- over the telephone by calling 1-800-690-6903 and following the instructions provided in the recorded message; and
- by mail by returning a completed, signed, and dated proxy card in the enclosed postage-paid envelope.

If you are a beneficial owner, you may direct your brokerage firm, bank, or other nominee how to vote in advance of the annual meeting by following the instructions in your voting instruction form.

Effect of Not Casting Your Vote

Stockholder of Record: Shares Registered in Your Name. If you are a stockholder of record and do not vote in one of the ways described above, your shares will not be voted at the annual meeting and will not be counted toward the quorum requirement.

Beneficial Owner: Shares Registered in the Name of a Brokerage Firm, Bank, or Other Nominee. If you are the beneficial owner and do not direct your brokerage firm, bank, or other nominee how to vote your shares, your brokerage firm, bank, or other nominee will only be able to vote your shares with respect to proposals considered to be "routine." Your brokerage firm, bank, or other nominee is not entitled to vote your shares with respect to "non-routine" proposals, which we refer to as a "broker non-vote." Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your brokerage firm, bank, or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

Changing Your Vote

Stockholders of record may revoke their proxy or change their votes at any time before the polls close by (1) properly submitting a later-dated proxy by the Internet, telephone, or mail by returning a proxy card, (2) timely delivering a later-dated written notice of revocation or properly completed proxy card to the Company's Secretary at our principal executive offices at 4650 Cushing Parkway, Fremont, California 94538, or (3) submitting a vote electronically during the annual meeting. A beneficial owner of shares held in street name may revoke or change any prior voting instructions by contacting the stockholder of record (i.e., the bank, brokerage firm, or other nominee holding your shares) or submitting a vote electronically during the annual meeting.

Voting Instructions

If a stockholder properly votes over the Internet, by telephone, or by returning a signed and dated proxy card, the Proxy Holders will vote the shares represented by such proxy in accordance with the stockholder's voting instructions. If a stockholder properly votes over the Internet, by telephone, or by returning a signed and dated proxy card but does not provide specific voting instructions, the Proxy Holders will vote the shares represented by such proxy in accordance with the Board's recommendations. Such shares will be counted toward the quorum requirement.

We are not aware of any matters to be presented at the annual meeting other than those described in this proxy statement. If any other matters are properly presented for consideration at the annual meeting, the Proxy Holders will vote on those matters in their discretion.

Voting on Proposals

The matters to be voted on at the annual meeting, the Board's recommendation, the applicable voting standard, and treatment of abstentions and broker non-votes, if any, are as follows:

	Items of Business	Board Recommendation	Voting Standard	Treatment of Abstentions	Treatment of Broker Non-Votes, If Any
1.	Election of 10 director nominees to serve until the next annual meeting of stockholders and until their respective successors are elected and qualified	**FOR each Director Nominee**	Majority of votes cast[(1)]	No effect on the outcome	No effect on the outcome
2.	Advisory vote to approve our named executive officer compensation	**FOR**	Majority of voting power present[(2)]	Same effect as “against” vote	No effect on the outcome
3.	Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2027	**FOR**	Majority of voting power present[(2)]	Same effect as “against” vote	No effect on the outcome
4.	Stockholder proposal, if properly presented at the annual meeting	**AGAINST**	Majority of voting power present[(2)]	Same effect as “against” vote	No effect on the outcome

(1) A nominee will be elected as a director at the annual meeting only if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election. If an incumbent fails to receive the required majority, their previously submitted resignation will be promptly considered by the Board. Abstentions and broker non-votes, if any, will not be counted as votes cast on the matter and will have no effect on the outcome of the election. Stockholders do not have cumulative voting rights for the election of directors.

(2) The affirmative vote of the holders of a majority of the shares of common stock having voting power present, in person or represented by proxy, at the annual meeting.

Voting by 401(k) Plan Participants

If you are a participant in Lam’s Savings Plus Plan, Lam Research 401(k) (the “401(k) Plan”) who held shares of common stock in your personal 401(k) Plan account as of the Record Date, you may vote, by proxy, your interest in those shares as held by the 401(k) Plan by following the instructions for Internet or telephone voting on the proxy card, or by returning a completed, signed, and dated proxy card in the enclosed postage-paid envelope. The 401(k) Plan trustee will vote in accordance with your instructions. Your voting instructions must be received by no later than 11:59 p.m. Eastern Time on October 29, 2026. If your voting instructions are not received by that time, your shares of common stock will be voted by the 401(k) Plan trustee in accordance with the 401(k) Plan documents (generally in the same proportion as the trustee votes those shares for which it received timely voting instructions).

Voting Results

We will announce preliminary voting results at the annual meeting and report final voting results in a current report on Form 8-K within four business days after the annual meeting.

Availability of Proxy Materials

The Notice of 2026 Annual Meeting of Shareholders, the proxy statement (and the accompanying proxy card), and 2026 Annual Report are first being made available or mailed to our stockholders entitled to vote at the annual meeting on or about September 24, 2026. The proxy materials will be mailed to stockholders who have designated a preference for a printed copy. Stockholders who previously chose to receive proxy materials electronically will be sent an email with instructions on how to access this year’s proxy materials and the proxy voting website.

We have also provided our stockholders access to our proxy materials over the Internet in accordance with rules and regulations adopted by the SEC. These materials are available on our website at *investor.lamresearch.com*. We will furnish, without charge, a printed copy of these materials and our 2026 Annual Report (including exhibits) on request by telephone (510-572-1615), by mail (to Investor Relations, Lam Research Corporation, 4650 Cushing Parkway, Fremont, California 94538), or by email (to *investor.relations@lamresearch.com*).

Notice of Internet Availability

We are furnishing the proxy materials to our stockholders primarily via the Internet instead of mailing printed copies. This process allows us to expedite our stockholders’ receipt of proxy materials, lower the costs of printing and mailing the proxy materials, and reduce the environmental impact of our annual meeting. If you received a Notice of Internet Availability of Proxy Materials (the “Notice”), you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access the proxy materials for the annual meeting via the Internet, how to request a printed set of proxy materials, and how to vote your shares. The Notice also provides instructions on how to elect to receive all future proxy materials electronically or in printed form. If you choose to receive future proxy materials electronically, you will receive an email each year with instructions on how to access the proxy materials and proxy voting site.

Proxy Solicitation Costs

The Company will bear the cost of all proxy solicitation activities. Our directors, officers, and other employees may solicit proxies personally or by telephone, email, or other communication means, without any cost to Lam Research. In addition, we have retained D.F. King & Co., Inc. to assist in obtaining proxies by mail, facsimile, or email from brokers, bank nominees, and other institutions for the annual meeting. The estimated cost of such services is $15,000 plus reasonable out-of-pocket expenses. We are required to request that brokers and other nominees who hold stock in their names furnish our proxy materials to the beneficial owners of the stock, and we must reimburse these brokers and other nominees for the expenses of doing so in accordance with statutory fee schedules.

Other Meeting Information

Virtual Meeting

We are utilizing a virtual meeting format for our annual meeting to provide a consistent experience to all stockholders regardless of geographic location. A virtual meeting also enhances stockholder access and engagement and reduces the environmental impact of our annual meeting. In structuring our virtual annual meeting, our goal is to enhance rather than constrain stockholder participation in the meeting, and we have designed the meeting to provide stockholders with the same rights and opportunities to participate as they would have at an in-person meeting.

Participating in the Annual Meeting

All stockholders of record as of the close of business on the Record Date are entitled to attend, participate in, and vote at the annual meeting virtually. To attend and participate in the annual meeting, including to vote and ask questions, stockholders of record should visit the meeting website at *virtualshareholdermeeting.com/LRCX2026*, enter the 16-digit control number included on their Notice or proxy card, and follow the instructions on the website. If you are a beneficial owner of shares held in street name and your Notice or voting instruction form indicates that you may vote those shares through *www.proxyvote.com*, then you may attend, participate in, and vote at the annual meeting with the 16-digit access code indicated on that Notice or voting instruction form. Otherwise, stockholders who hold their shares in street name should contact their brokerage firm, bank, or other nominee (preferably at least five days before the annual meeting) and obtain a “legal proxy” in order to be able to attend, participate in, or vote at the annual meeting.

Asking Questions

Stockholders who wish to submit a question during the annual meeting may log into the virtual meeting platform at *virtualshareholdermeeting.com/LRCX2026*, beginning at 9:00 a.m. Pacific Time on November 3, 2026, type their question where indicated, and click to submit.

We ask that you limit your questions to those that are relevant to the annual meeting or our business and that comply with the annual meeting rules of conduct. Questions may not be addressed if they are, among other things, irrelevant to our business, related to pending or threatened litigation, disorderly, or repetitious of statements already made. In addition, questions may be grouped by topic by our management. Questions will be addressed during the appropriate portions of the meeting, and we may also respond by posting answers on our website after the annual meeting.

Stockholder Accounts Sharing the Same Last Name and Address; Stockholders Holding Multiple Accounts

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Lam Research stock but who share the same address, we have adopted a procedure approved by the SEC called “householding.” Under this procedure, stockholders of record who have the same address and last name will receive only one copy of our proxy statement and annual report unless one of the stockholders notifies our investor relations department that one or more of them want to receive separate copies. This procedure reduces duplicate mailings and therefore saves printing and mailing costs, as well as natural resources. Stockholders who participate in householding will continue to have access to all proxy materials at *investor.lamresearch.com*, as well as the ability to submit separate proxy voting instructions for each account through the internet or by telephone.

Stockholders holding multiple accounts of Lam common stock may request separate copies of the proxy materials by contacting us by telephone (510-572-1615), by mail (to Investor Relations, Lam Research Corporation, 4650 Cushing Parkway, Fremont, California 94538) or by email (to *investor.relations@lamresearch.com*). Stockholders may also contact us by telephone, mail or email to request consolidation of proxy materials mailed to multiple accounts at the same address.

Stockholder-Initiated Proposals and Nominations for 2027 Annual Meeting

Proposals submitted under SEC rules for inclusion in the Company's proxy statement. Stockholder-initiated proposals (other than director nominations) may be eligible for inclusion in our proxy statement for next year's 2027 annual meeting of stockholders (in accordance with SEC Rule 14a-8) and for consideration at the 2027 annual meeting of stockholders. The Company must receive a stockholder proposal no later than May 27, 2027 for the proposal to be eligible for inclusion under SEC Rules. Any stockholder interested in submitting a proposal or nomination is advised to contact legal counsel familiar with the detailed securities law requirements for submitting proposals or nominations for inclusion in a company's proxy statement.

Proposed nominations of directors under Company bylaws for Proxy Access. Our bylaws provide for "Proxy Access." Pursuant to the Proxy Access provisions of our bylaws, a stockholder, or a group of up to 20 stockholders, owning at least 3% of our outstanding common stock continuously for at least three years can nominate and include in our proxy materials director nominees constituting up to the greater of two individuals or 20% of the Board, provided that the stockholders and the nominees satisfy the requirements specified in our bylaws. If a stockholder or group of stockholders wishes to nominate one or more director candidates to be included in our proxy statement for the 2027 annual meeting of stockholders pursuant to Proxy Access, all of the information required by our bylaws must be received by the Secretary of the Company no earlier than April 27, 2027, and no later than May 27, 2027.

Proposals and nominations under Company bylaws for presentation at the annual meeting but for which the proponent does not seek to include materials in our proxy statement. Stockholders may also submit proposals for consideration and nominations of director candidates for election at the 2027 annual meeting by following certain requirements set forth in our bylaws. These proposals will not be eligible for inclusion in the Company's proxy statement for the 2027 annual meeting of stockholders unless they are submitted in compliance with then applicable SEC rules or pursuant to the Proxy Access described above; however, they will be presented for consideration at the 2027 annual meeting of stockholders if the requirements established by our bylaws for stockholder proposals and nominations have been satisfied.

Our bylaws establish requirements for stockholder proposals and nominations not included in our proxy statement to be considered at the annual meeting. Assuming that the 2027 annual meeting of stockholders takes place at roughly the same date next year as the 2026 annual meeting (and subject to any change in our bylaws—which would be publicly disclosed by the Company—and to any provisions of then-applicable SEC rules), a stockholder of record not seeking to include materials in our proxy statement must submit the proposal or nomination in writing and it must be received by the Secretary of the Company no earlier than July 11, 2027, and no later than August 10, 2027.

In addition to satisfying the requirements under our bylaws and providing the information required thereunder to the Company, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth any additional information required by Rule 14a-19 under the Exchange Act to comply with the universal proxy rules, which notice must be postmarked or transmitted electronically to us at our principal executive offices no later than September 6, 2027. However, if the date of the 2027 annual meeting is changed by more than 30 calendar days from the anniversary date of the 2026 annual meeting, then notice must be provided by the later of 60 calendar days prior to the date of the 2027 annual meeting or the 10th calendar day following the day on which public announcement of the date of the 2027 annual meeting is first made.

For a full description of the requirements for submitting a proposal or nomination, see the Company's bylaws. Submissions or questions should be sent to: Secretary, Lam Research Corporation, 4650 Cushing Parkway, Fremont, California 94538.

Lam Research Corporation
4650 Cushing Parkway
Fremont, California
Telephone: 510-572-0200
Dated: September 24, 2026

Appendices

Appendix A — Information Regarding Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States (“GAAP”). However, the Company’s management uses certain non-GAAP financial measures to evaluate the Company’s operating and financial results. The Company believes the presentation of non-GAAP results is useful to investors for analyzing business trends and comparing performance to prior periods, along with enhancing investors’ ability to view the Company’s results from management’s perspective. These non-GAAP financial measures are provided as supplemental information to the financial measures the Company discloses that are calculated and presented in accordance with GAAP. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. The Company’s definitions of its non-GAAP financial measures may not be comparable to similarly titled measures reported by other companies.

The compensation and human resources committee has elected to use both non-GAAP gross margin as a percentage of revenue and non-GAAP operating income as a percentage of revenue in connection with assessing and making determinations related to executive compensation matters. Non-GAAP gross margin as a percentage of revenue is determined by dividing non-GAAP gross margin, which is a non-GAAP financial measure, by revenue, which is a GAAP financial measure. The GAAP measure most directly comparable to non-GAAP gross margin is GAAP gross margin. Non-GAAP gross margin includes adjustments to the most comparable GAAP financial measure, GAAP gross margin, to exclude the impact of certain items as further indicated below.

In addition, non-GAAP operating income as a percentage of revenue is determined by dividing non-GAAP operating income, which is a non-GAAP financial measure, by revenue, which is a GAAP financial measure. The GAAP measure most directly comparable to non-GAAP operating income is GAAP operating income. Non-GAAP operating income includes adjustments to the most comparable GAAP financial measure, GAAP operating income, to exclude the impact of certain items as further indicated below.

Non-GAAP Gross Margin as a Percentage of Revenue

Non-GAAP gross margin as a percentage of revenue is derived from results determined in accordance with GAAP with charges and credits in the following line items excluded from GAAP results:

- for calendar year 2025: amortization related to intangible assets acquired through certain business combinations; and elective deferred compensation-related liability increase.

Non-GAAP Operating Income as a Percentage of Revenue

Non-GAAP operating income as a percentage of revenue is derived from results determined in accordance with GAAP with charges and credits in the following line items excluded from GAAP results:

- for fiscal year 2026: amortization related to intangible assets acquired through certain business combinations; elective deferred compensation-related liability increase; workforce optimization charges; and impairment of long-lived assets;
- for fiscal year 2025: amortization related to intangible assets acquired through certain business combinations; and elective deferred compensation-related liability increase;
- for calendar year 2025: amortization related to intangible assets acquired through certain business combinations; elective deferred compensation-related liability increase; and impairment of long-lived assets;
- for fiscal year 2024: amortization related to intangible assets acquired through certain business combinations; elective deferred compensation-related liability increase; restructuring charges, net; transformational costs; and impairment of long-lived assets;
- for fiscal year 2023: amortization related to intangible assets acquired through certain business combinations; elective deferred compensation-related liability increase; restructuring charges, net; product rationalization costs; and transformational costs; and
- for fiscal year 2022: amortization related to intangible assets acquired through certain business combinations; and elective deferred compensation-related liability decrease.

GAAP to Non-GAAP Reconciliation (Gross Margin)

The following are reconciliations of GAAP gross margin to non-GAAP gross margin, as well as a presentation of GAAP gross margin as a percentage of revenue and non-GAAP gross margin as a percentage of revenue, for calendar year 2025:

(Unaudited)
(in thousands, except percentages)

	Calendar Year
	2025
U.S. GAAP gross margin	$10,239,436
Pre-tax non-GAAP items:	
Amortization related to intangible assets acquired through certain business combinations	10,729
Elective deferred compensation-related liability valuation increase	15,016
Non-GAAP gross margin	$10,265,181
U.S. GAAP gross margin as percent of revenue	49.8 %
Non-GAAP gross margin as a percent of revenue	49.9 %

GAAP to Non-GAAP Reconciliation (Operating Income)

The following are reconciliations of GAAP operating income to non-GAAP operating income, as well as a presentation of GAAP operating income as a percentage of revenue and non-GAAP operating income as a percentage of revenue, for the fiscal years ended June 28, 2026, June 29, 2025, June 30, 2024, June 25, 2023, June 26, 2022, and calendar year 2025:

(Unaudited)
(in thousands, except percentages)

	Fiscal Year Ended				
	June 28, 2026	June 29, 2025	June 30, 2024	June 25, 2023	June 26, 2022
U.S. GAAP operating income	$ 8,199,795	$ 5,900,968	$ 4,263,913	$ 5,174,860	$ 5,381,822
Pre-tax non-GAAP items:					
Amortization related to intangible assets acquired through certain business combinations	12,118	13,573	15,428	15,337	51,822
Elective deferred compensation-related liability valuation increase (decrease)	77,381	42,615	61,409	22,087	(35,175)
Restructuring charges, net	—	—	61,562	120,316	—
Product rationalization costs	—	—	—	13,522	—
Transformational costs	—	—	101,654	9,178	—
Workforce optimization charges	25,725	—	—	—	—
Impairment of long-lived assets	5,290	—	8,705	—	—
Non-GAAP operating income	$ 8,320,309	$ 5,957,156	$ 4,512,671	$ 5,355,300	$ 5,398,469
U.S. GAAP operating income as percent of revenue	35.3 %	32.0 %	28.6 %	29.7 %	31.2 %
Non-GAAP operating income as a percent of revenue	35.8 %	32.3 %	30.3 %	30.7 %	31.3 %

	Calendar Year
	2025
U.S. GAAP operating income	$ 6,942,178
Pre-tax non-GAAP items:	
Amortization related to intangible assets acquired through certain business combinations	12,536
Elective deferred compensation-related liability valuation increase	60,064
Impairment of long-lived assets	5,290
Non-GAAP operating income	$ 7,020,068
U.S. GAAP operating income as percent of revenue	33.8 %
Non-GAAP operating income as a percent of revenue	34.1 %

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 28, 2026

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number: 000-12933

LAM RESEARCH CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**94-2634797**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
4650 Cushing Parkway, Fremont, California	**94538**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (510) 572-0200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.001 Per Share	LRCX	The Nasdaq Stock Market (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Registrant's Common Stock, $0.001 par value, held by non-affiliates of the Registrant, as of December 28, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, was $178,309,002,956. Common Stock held by each executive officer, director, and person who owns more than 5% of the outstanding Common Stock has been excluded from this computation based on the assumption that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination of such status for other purposes.

As of August 4, 2026, the Registrant had 1,251,321 thousand outstanding shares of Common Stock.

Documents Incorporated by Reference

Parts of the Registrant's Proxy Statement for the Annual Meeting of Stockholders expected to be held on or about November 3, 2026, are incorporated by reference into Part III of this Annual Report on Form 10-K. Except as expressly incorporated by reference herein, the Registrant's Proxy Statement shall not be deemed to be part of this report.

LAM RESEARCH CORPORATION
2026 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (“Form 10-K” or “2026 Form 10-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report are forward-looking statements. In some cases, forward-looking statements can be identified by words such as “aim,” “accelerate,” “anticipate,” “assume,” “believe,” “become,” “continue,” “can,” “commit,” “could,” “drive,” “estimate,” “focus,” “forecast,” “goal,” “grow,” “target,” “expect,” “increase,” “intend,” “likely,” “may,” “maintain,” “objective,” “ongoing,” “opportunity,” “pipeline,” “plan,” “possible,” “potential,” “predict,” “probable,” “progress,” “project,” “scale,” “seek,” “should,” “strategy,” “sustain,” “transition,” “will,” “work,” “would,” or variations of these words or other similar expressions. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Forward-looking statements in this report include, but are not limited to, statements concerning: our future results of operations and financial condition; our commitment to driving semiconductor breakthroughs; trends related to demand for electronic systems, including for high performance, energy efficient and highly integrated semiconductor devices, semiconductor manufacturer adoption of vertical scaling and advanced integration approaches, technology inflections, including increasing manufacturing complexity and precision requirements, and demand for our technologies and services; our belief regarding our position in deposition, etch, and clean markets and perceived opportunities for sustainable differentiation for us due to several specified factors; the performance and benefits of our products and services; trends related to increasing requirements for semiconductor device density, performance, and energy efficiency and demand for energy- and compute-intensive applications and related effects; our research and development strategy, and beliefs and expectations regarding perceived opportunities and continued investments in research and development; our efforts to maintain relationships with customers; customers continuing to establish joint ventures, alliances, and licensing arrangements and related effects on our competitive position and market opportunities; our beliefs regarding our third-party outsourcing arrangements and our ability to manage related risks; our efforts to comply with new and changing regulations and efforts to grow our business; our acquisition strategy; our environmental, social and governance (“ESG”) goals and targets; our efforts to compete in the markets we serve, to strengthen and enhance our products and services, and to maintain customer service and support; our ability to succeed in the marketplace and the implications of a semiconductor manufacturer selecting and qualifying a supplier’s equipment; our ability to continue to meet the expectations of our customers in the presence of competition and our expectations regarding our competitors’ performance; our intellectual property strategy; our approach to human capital and employment, recruitment and development activities; our environmental health and safety (“EHS”) goals and certifications; our belief regarding the condition of our facilities; our capital allocation strategy, including our intention to pay quarterly dividends, our focus to return a portion of our free cash flow to stockholders over time through dividends and share repurchases, and expected sources of funds for capital return activities; continued growth of wafer fabrication investment in calendar year 2026, including the role of the artificial intelligence (“AI”) market in driving higher spending across both the memory and non-memory market segments; our belief regarding demand for semiconductors and technology inflections in the semiconductor industry driving sustainable growth and increasing served available market for our products and services in the deposition, etch, and clean businesses; customer investments driving demand for our products and services; beliefs, estimates, and assumptions relating to our significant accounting policies, including with respect to revenue recognition, inventory valuation, and income taxes; our expectations regarding the sufficiency of our liquidity to support our anticipated business activities through the next twelve months based on anticipated cash flows and our current business outlook; the use of net proceeds from the commercial paper Program; our ability to access the capital markets; the dependence of our liquidity on our future revenues and ability to manage costs; off-balance sheet arrangements and contractual obligations; expectations regarding deferred revenue; estimates and expectations regarding equity-based compensation plans; our evaluation, expectations, and beliefs regarding deferred income taxes and carryforwards; our evaluation of uncertain tax positions and related effects if recognized; financial instruments and related fair value estimates and assumptions, and credit concentration risks; obligations under our deferred compensation plans; commitments and contingencies, including our beliefs regarding the materiality of legal proceedings and probability of a material loss; and other statements included in Part I, Item 1, “Business,” Part I, Item 1A, “Risk Factors,” Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Form 10-K.

These forward-looking statements are not a guarantee of future performance and involve a number of risks, uncertainties, and other factors that could cause our actual results or outcomes, or the timing of our results or outcomes, to differ materially from those expressed or implied in this Form 10-K. Such risks, uncertainties, and other factors include, among others, the following:

- our assumptions related to continued expansion of the wafer fabrication equipment market, growth of deposition and etch intensity, and scaling of our operating framework may prove invalid;
- business, economic, political and/or regulatory conditions in the consumer electronics industry, including wafer fabrication equipment spending, the semiconductor industry and the overall economy may deteriorate or change;
- the actions, performance, or investment levels of our customers and competitors may be inconsistent with our expectations;
- customer and product mix, including across market segments and geographical regions, may change;
- we may be unable to effectively manage and implement pricing actions, realize the value of our products and technology, successfully commercialize new products and technologies, or execute on perceived opportunities;
- we may be unable to achieve anticipated operational, manufacturing, supply chain, procurement, and scale efficiencies;
- customer technology transitions, capacity expansions, and fab construction projects may have different timing or be less successful than we expect;
- we may be unable to manage operating expenses effectively while continuing to invest in research and development, product innovation, customer support, and future growth opportunities;

- trade regulations, export controls, tariffs, trade disputes, and other geopolitical developments may inhibit our ability to sell our products;
- supply chain cost increases, tariffs, and other inflationary pressures have impacted and may continue to impact our profitability;
- supply chain disruptions or manufacturing capacity constraints may limit our ability to manufacture and sell our products;
- natural and human-caused disasters, disease outbreaks, war, terrorism, political or governmental unrest or instability, or other events beyond our control may impact our operations and revenue in affected areas; and
- the other factors described in Part I, Item 1, "Business," Part I, Item 1A, "Risk Factors," Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Part II, Item 7A "Quantitative and Qualitative Disclosures About Market Risk" of this Form 10-K and other documents we file from time to time with the Securities and Exchange Commission ("SEC"), such as our quarterly reports on Form 10-Q and our current reports on Form 8-K.

You should evaluate all forward-looking statements made in this Form 10-K in the context of these risks, uncertainties, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based on our current beliefs, expectations, and assumptions about future events. Except as required by law, we do not undertake any obligation to revise or update these forward-looking statements as a result of events or circumstances that occur after the date of this report or to reflect the occurrence or effect of anticipated or unanticipated events.

Item 1. *Business*

Incorporated in 1980, Lam Research Corporation ("Lam Research," "Lam," "we," "our," "us," or the "Company") is a Delaware corporation, headquartered in Fremont, California. We maintain a network of facilities throughout Asia, Europe, and the United States in order to meet the needs of our dynamic customer base.

Additional information about Lam Research is available on our website at www.lamresearch.com. The content on any website referred to in this Form 10-K is not a part of or incorporated by reference in this Form 10-K unless expressly noted.

Our Annual Report on Form 10-K, Quarterly Reports on Forms 10-Q, Current Reports on Forms 8-K, Proxy Statements and all other filings we make with the SEC are available on our website, free of charge, as soon as reasonably practical after we file them with or furnish them to the SEC and are also available online at the SEC's website at www.sec.gov.

The Lam Research logo, Lam Research, and all product and service names used in this report are either registered trademarks or trademarks of Lam Research Corporation or its subsidiaries in the United States and/or other countries. All other marks mentioned herein are the property of their respective holders.

We are a global supplier of innovative wafer fabrication equipment and services to the semiconductor industry. We have built a strong global presence with core competencies in areas such as nanoscale manufacturing enablement, chemistry, plasma and fluidics, advanced systems engineering, and a broad range of operational disciplines. Our products and services are designed to help our customers build smaller and better performing devices that are used in a variety of electronic products, including mobile phones, personal computers, cloud and enterprise servers, wearables, automotive vehicles, and data storage devices.

Our customer base includes leading semiconductor memory, foundry, and integrated device manufacturers ("IDMs") that make products such as non-volatile memory ("NVM"), dynamic random-access memory ("DRAM"), and logic devices. Their continued success is part of our commitment to driving semiconductor breakthroughs that define the next generation. Our core technical competency is integrating hardware, process, materials, software, and process control enabling results on the wafer.

Semiconductor manufacturing, our customers' business, involves the fabrication of multiple dies or integrated circuits ("ICs") on a wafer. This involves the repetition of a set of core processes and can require hundreds of individual steps. Fabricating these devices requires a sequence of highly sophisticated process technologies to integrate an increasing array of new materials with precise control at the atomic scale. Along with meeting technical requirements, wafer processing equipment must deliver high productivity and be cost-effective.

Demand for electronic systems supporting artificial intelligence, cloud infrastructure, communications, automotive, industrial and other intelligent systems is driving the need for high performance, energy efficient and highly integrated semiconductor devices. To meet these requirements, semiconductor manufacturers are adopting vertical scaling approaches, including three-dimensional ("3D") architecture, more sophisticated patterning schemes, new materials, and advanced integration approaches, as traditional two-dimensional scaling is becoming more challenging. These technology inflections are increasing manufacturing complexity and precision requirements in the production of semiconductors driving demand for our advanced semiconductor fabrication technologies and services.

We believe we are in a strong position with our leadership and expertise in deposition, etch, and clean markets to facilitate some of the most significant innovations in semiconductor device manufacturing. Several factors create opportunity for sustainable differentiation for us: (i) our focus on research and development, with several on-going programs relating to sustaining engineering, product and process development, and concept and feasibility; (ii) our ability to effectively leverage cycles of learning from our broad installed base; (iii) our collaborative focus with semi-ecosystem partners, including our close-to-customer focus; (iv) our ability to

identify and invest in the breadth of our product portfolio to meet technology inflections; and (v) our focus on delivering our multi-product solutions with a goal to enhance the value of Lam's solutions to our customers.

We also address processes for back-end wafer-level packaging ("WLP"), which is an alternative to traditional wire bonding and can offer a smaller form factor, increased interconnect speed and bandwidth, and lower power consumption, among other benefits. We offer advanced packaging solutions that support fan-out panel-level packaging, a process in which chips or chiplets are cut from a large format substrate sheet several times the size of a traditional silicon wafer, which increases yield and reduces waste and solutions that meet the need for 3D stacking of high bandwidth memory ("HBM"). In addition, our products are well-suited for related markets that rely on semiconductor processes and require production-proven manufacturing capability, such as complementary metal-oxide-semiconductor image sensors ("CIS") and micro-electromechanical systems ("MEMS").

Our Customer Support Business Group ("CSBG") provides products and services to maximize installed equipment performance, predictability, and operational efficiency. We offer a broad range of services to deliver value throughout the lifecycle of our equipment, including customer service, spares, upgrades, and new and refurbished non-leading edge products in our deposition, etch, and clean markets. Many of the technical advances that we introduce in our newest products are also available as upgrades, which provide customers with a cost-effective strategy for extending the performance and capabilities of their existing wafer fabrication lines. Service offerings include fleet level Equipment Intelligence® solutions to maximize the productivity of our customers through system uptime or availability optimization, throughput improvements, and defect reduction. Our spares product line offers running cost optimization programs and focuses on product life extension to help customers increase the return on their capital purchases. Additionally, within CSBG, our Reliant® product line offers new and refurbished non-leading edge products in deposition, etch and clean markets for those applications that do not require the most advanced wafer processing capability.

Products

Market	Process/Application	Technology	Products
Deposition	Metal Films	Electrochemical Deposition ("ECD") (Copper & Other)	SABRE® family
		Chemical Vapor Deposition ("CVD") Atomic Layer Deposition ("ALD") (Tungsten & Molybdenum)	ALTUS® family
	Dielectric Films	Plasma-enhanced CVD ("PECVD") ALD	VECTOR® family Striker® family
Etch	Conductor Etch	Reactive Ion Etch	Kiyo® family Versys® Metal family Akara® family
	Dielectric Etch	Reactive Ion Etch	Flex® family Vantex® family
	Through-silicon Via ("TSV") Etch	Deep Reactive Ion Etch	Syndion® family
	Selective Etch	Selective Etch	Argos® family Prevos® family Selis® family
Clean	Wafer Cleaning	Wet Clean	EOS®, DV-Prime®, Da Vinci®, SP Series families
	Bevel Cleaning	Dry Plasma Clean	Coronus® family
Dry Resist	Photoresist and Pattern Transfer	Extreme ultraviolet ("EUV") lithography and Numerical Aperture EUV lithography	Aether® family

Deposition Processes and Product Families

Deposition processes create layers of dielectric (insulating) and metal (conducting) materials used to build a semiconductor device. Depending on the type of material and structure being made, different techniques are employed. Electrochemical deposition creates the copper wiring (interconnect) that links devices in an integrated circuit ("IC" or "chip"). Plating of copper and other metals is also used for TSV and WLP applications. Tiny molybdenum or tungsten connectors and thin barriers are made with the precision of chemical vapor deposition and atomic layer deposition, which adds only a few layers of atoms at a time. Plasma-enhanced CVD, high-density plasma CVD, and ALD are used to form the critical insulating layers that isolate and protect all of these electrical structures. Lastly, post-deposition treatments such as ultraviolet thermal processing are used to improve dielectric film properties.

ALTUS® Product Family

Tungsten and/or molybdenum deposition is used to form conductive features such as contacts, vias, and wordlines on a chip. These features are small, often narrow, and use only a small amount of metal, so minimizing resistance and achieving complete fill can be difficult. At these nanoscale dimensions, even slight imperfections can impact device performance or cause a chip to fail. Our ALTUS® systems combine CVD and ALD technologies to deposit the highly conformal or selective films as needed for advanced tungsten or molybdenum metallization (ALTUS® Halo) applications in both logic and memory. The Multi-Station Sequential Deposition architecture enables nucleation layer formation and bulk CVD/ALD fill to be performed in the same chamber ("in situ"). Our ALD technologies are used in the metal deposition of barrier films to achieve high step coverage with precise composition control relative to a conventional process.

SABRE® Product Family

Copper deposition lays down the electrical wiring for most semiconductor devices. Even the smallest defect - say, a microscopic pinhole or dust particle - in these conductive structures can impact device performance, from loss of speed to complete failure. The SABRE® ECD product family, which helped pioneer the copper interconnect transition, offers the precision needed for copper damascene manufacturing in logic and memory. System capabilities include copper deposition directly on various liner materials, which is important for next-generation metallization schemes and cobalt deposition for logic applications. For advanced packaging applications, such as forming conductive bumps, redistribution layers, TSV filling, and wafer level bonding, the SABRE® 3D family combines Lam's SABRE Electrofill® technology with additional innovation to deliver the high-quality films needed at high productivity. The modular architecture can be configured with multiple plating and pre/post-treatment cells, providing flexibility to address a variety of packaging applications, including HBM.

Striker® Product Family

Advanced logic, memory, and imaging devices require high quality conformal dielectric films for continued device performance and area scaling, that can be addressed by ALD process. The Striker® single-wafer ALD products provide dielectric film solutions spanning a wide range of applications including low-k spacers for capacitance scaling tied to device speed, void dielectric gapfills in high aspect ratio features for isolation and device performance, high modulus patterning spacer materials that help define critical dimensions in the multiple patterning schemes. Striker® ALD products deliver targeted high quality dielectric films with excellent productivity and defect performance needed for these applications, through process and hardware innovations.

VECTOR® Product Family

Dielectric film deposition processes are used to form some of the most difficult-to-produce insulating layers in a semiconductor device, including those used in the latest transistors and 3D structures. In some applications, these films require dielectric films to be exceptionally uniform and defect free since slight imperfections are multiplied greatly in subsequent layers. Our VECTOR® PECVD products are designed to provide the performance and flexibility needed to create these enabling structures within a wide range of challenging device applications. As a result of its design, VECTOR® produces superior thin film quality, along with exceptional within-wafer and wafer-to-wafer uniformity.

Etch Processes and Product Families

Etch processes create chip features by selectively removing dielectric, metal, silicon and poly silicon materials, including films that have been added during deposition. Reactive ion etch processing enables device-critical formation steps to enable transistor performance, create storage capacitors, and memory cells. Low temperature, cryogenic etching enables the use of new, novel chemistries to deliver increased high aspect ratio etch capability.

Akara® Product Family

Advanced conductor etch processes enable precise patterning of complex 3D semiconductor structures at angstrom-scale dimensions. Our Akara® product family delivers a high degree of process control for next-generation logic and memory devices, including gate-all-around architectures and advanced DRAM and NAND nodes. Akara® incorporates proprietary plasma technologies, to enhance etch precision, selectivity, and defect control. Integrated with Lam's Sense.i® platform and Equipment Intelligence® solutions, Akara® is designed to support high-volume manufacturing, improve yield, and reduce overall cost of ownership.

Argos®, Prevos®, and Selis® Product Families

Selective etch processes enable the removal of targeted materials from wafer surfaces while preserving adjacent materials and are used in the fabrication of advanced logic and memory devices that require precise control at nanoscale dimensions. Semiconductor device architectures continue to evolve to address increasing requirements for device density, performance, and energy efficiency, including transitions from FinFET-based logic devices to gate-all-around and nanosheet structures, and from planar to three-dimensional memory architectures. These transitions require manufacturing processes capable of selectively and uniformly removing materials in three dimensions, increasing the importance of process control and selectivity to avoid damage to neighboring or underlying layers as device structures become more complex.

Flex® Product Family

Dielectric etch carves patterns in insulating materials to create barriers between the electrically conductive parts of a semiconductor device. For advanced devices, these structures can be extremely tall and thin and involve complex, sensitive materials. Slight deviations from the target feature profile - even at the atomic level - can negatively affect electrical properties of the device. To precisely create these challenging structures, our Flex® product family offers differentiated technologies and application-focused capabilities for critical dielectric etch applications. Uniformity, repeatability, and tunability are enabled by a unique multi-frequency, small-volume, confined plasma design. Flex® offers in situ multi-step etch and continuous plasma capability that delivers high productivity with low defectivity.

Kiyo® Product Family

Conductor etch helps shape the electrically active materials used in the parts of a semiconductor device. Even a slight variation in these miniature structures can degrade device performance. In fact, these structures are so tiny and sensitive that etch processes push the boundaries of the basic laws of physics and chemistry. Our Kiyo® product family delivers the high-performance capabilities needed to precisely and consistently form these features precisely and with high productivity. Proprietary Hydra technology in Kiyo® products improves CD uniformity by correcting for incoming pattern variability, and atomic-scale variability control with production-worthy throughput.

Syndion® Product Family

Plasma etch processes used to remove silicon deep into the wafer are collectively referred to as deep silicon etch. These may be deep trenches for CMOS image sensors, trenches for power devices, TSVs for packaging, and other high aspect ratio features. The Syndion® etch product family is optimized for deep silicon etch, providing the fast process switching with depth and cross-wafer uniformity control required to achieve precision etch results. The systems support both conventional single-step etch and rapidly alternating process, which minimizes damage and delivers precise depth uniformity.

Vantex® Product Family

Dielectric etch processes remove non-conductive materials during the manufacturing of a semiconductor device. Leading-edge memory devices have especially challenging structures, such as extremely deep holes and trenches, that must be manufactured with tight tolerances. Our latest dielectric etch system, Vantex® creates high aspect ratio device features while maintaining critical dimension (“CD”) uniformity and selectivity. Vantex® is part of our Sense.i® platform and offers advanced RF technology and repeatable wafer-to-wafer performance enabled by Equipment Intelligence® solutions to meet the needs of advanced memory manufacturing, primarily in 3D NAND high aspect ratio hole, trench, contact, and capacitor cell applications.

Versys® Metal Product Family

Metal etch processes play a key role in connecting the individual components that form an IC, such as forming wires and electrical connections. These processes can also be used to drill through metal hardmasks that are used to form the wiring for advanced devices. To enable these critical etch steps, the Versys® Metal product family provides high-productivity capability on a flexible platform. Superior CD, profile uniformity, and uniformity control are enabled by a symmetrical chamber design with independent process tuning features.

Clean Processes and Product Families

Clean techniques are used between manufacturing steps to clear away particles, contaminants, residues and other unwanted material that could later lead to defects and to prepare the wafer surface for subsequent processing. Wet processing technologies can be used for wafer cleaning and etch applications. Plasma bevel cleaning is used to enhance die yield by removing unwanted materials from the wafer’s edge that could impact the device area.

Coronus® Product Family

Bevel cleaning removes unwanted masks, residues, and films from the edge of a wafer between manufacturing steps. If not cleaned, these materials become defect sources. For instance, they can flake off and re-deposit on the device area during subsequent processes. Even a single particle that lands on a critical part of a device can ruin the entire chip. By inserting bevel clean processes at strategic points, these potential defect sources can be eliminated and more functional chips produced. By combining the precise control and flexibility of plasma with technology that protects the active die area, the Coronus® bevel clean family cleans the wafer’s edge to enhance die yield. The systems provide active die area protection by using plasma processing with proprietary confinement technology. Applications include post-etch, pre- and post-deposition, pre-lithography, and metal film removal to prevent arcing during plasma etch or deposition steps.

DV-Prime®, Da Vinci®, EOS®, and SP Series Product Families

Wafer cleaning is performed repeatedly during semiconductor device manufacturing and is a critical process that affects product yield and reliability. Unwanted microscopic materials - some no bigger than the tiny structures themselves - need to be cleaned effectively. At the same time, these processes must selectively remove residues that are chemically similar to the device films. For advanced WLP, the wet clean steps used between processes that form the package and external wiring have surprisingly complex

requirements. These processes are called on to completely remove specific materials and leave other fragile structures undisturbed. In IoT products that include power devices, MEMS and image sensors, there is a unique requirement for wafer backside wet etch to uniformly thin the silicon wafer while protecting the device side of the wafer.

Based on our pioneering single-wafer spin technology, the DV-Prime® and Da Vinci® products provide the process flexibility needed with high productivity to address a wide range of wafer cleaning steps throughout the manufacturing process flow. As the latest of Lam's wet clean products, EOS® delivers exceptionally low on-wafer defectivity and high throughput to address progressively demanding wafer cleaning applications. With a broad range of process capability, our SP Series products deliver cost-efficient, production-proven wet clean and silicon wet etch solutions for challenging WLP and IoT applications.

Dry Resist Process and Product Family

Dry EUV resist technology is a patterning approach used in advanced semiconductor device manufacturing that enables both increases in device scaling and pattern density as well as reductions in cost and complexity. In contrast to conventional wet-spin processing, dry resist films are formed through gas-phase deposition, resulting in superior molecular purity and image fidelity with less environmental impact. An additional advantage, unique to dry resist technology, is its ability to create customized mixtures, layers, and gradients within the film itself, further enhancing pattern fidelity and device yield, and reducing overall lithography process running costs. Following EUV exposure, latent device images in the dry resist film are also developed using a completely dry process, eliminating the possibility of pattern distortions and collapse which are common in wet spin processing. By eliminating liquid chemicals, dry EUV resist processing provides the semiconductor device industry with the most capable and beneficial EUV patterning processes.

Aether® Product Family

Aether® enables vacuum-based formation of resist underlayers and films and utilizes dry development processes to improve pattern fidelity at small pitch dimensions. Increasing demand for energy- and compute-intensive applications continues to drive the need for higher memory density and lower cost per bit, for which industry adoption of EUV lithography is an important enabler. Lam's dry photoresist technologies support the patterning process from resist application and stack formation through pattern transfer, integrating with subsequent etch and cleaning steps used in device fabrication. Dry processing also reduces the use of liquid chemicals and energy compared to conventional wet resist processes.

Fiscal Periods Presented

All references to fiscal years apply to our fiscal years, which ended June 28, 2026, June 29, 2025, and June 30, 2024.

Research and Development

The market for semiconductor capital equipment is characterized by rapid technological change and product innovation. Our ability to achieve and maintain our competitive advantage depends in part on our continued and timely development of new products and enhancements to existing products. Accordingly, we devote a significant portion of our personnel and financial resources to research and development ("R&D") programs and seek to maintain close and responsive relationships with our customers and suppliers.

We believe current challenges for customers at various points in the semiconductor manufacturing process present opportunities for us. We expect to continue to make substantial investments in R&D to meet our customers' product needs, support our growth strategy, and enhance our competitive position.

Marketing, Sales, and Service

Our marketing, sales, and service efforts are focused on building long-term relationships with our customers and targeting product and service solutions designed to meet their needs. These efforts are supported by a team of product marketing and sales professionals as well as equipment and process engineers who work closely with individual customers to develop solutions for their wafer processing needs. We maintain ongoing service relationships with our customers and have an extensive network of service engineers in place throughout the United States ("U.S."), China, Europe, India, Japan, Korea, Southeast Asia, and Taiwan. We believe that comprehensive support programs and close working relationships with customers are essential to maintaining high customer satisfaction and our competitiveness in the marketplace.

We provide standard warranties for our systems. The warranty provides that systems will be free from defects in material and workmanship and will conform to agreed-upon specifications. The warranty is limited to repair of the defect or replacement with new or like-new equivalent goods and is valid when the buyer provides prompt notification within the warranty period of the claimed defect or non-conformity and also makes the items available for inspection and repair.

International Sales

A significant portion of our sales and operations occur outside the United States and, therefore, may be subject to certain risks, including but not limited to compliance with U.S. and international laws and regulations, including U.S. export restrictions; tariffs and other barriers; difficulties in staffing and managing non-U.S. operations; adverse tax consequences; foreign currency exchange rate fluctuations; changes in currency controls; and economic and political conditions. Any of these factors may have a material adverse effect on our business, financial position, and results of operations and cash flows. For geographical reporting, revenue is attributed to the geographic location in which the customers' facilities are located. Refer to Note 19 of our Consolidated Financial Statements, included in Part II, Item 8 of this 2026 Form 10-K, for the attribution of revenue by geographic region.

Long-lived Assets

Refer to Note 19 of our Consolidated Financial Statements, included in Part II, Item 8 of this 2026 Form 10-K, for information concerning the geographic locations of long-lived assets.

Customers

Our customers include many of the world's leading semiconductor manufacturers. Customers continue to establish joint ventures, alliances, and licensing arrangements which have the potential to positively or negatively impact our competitive position and market opportunities. Refer to Note 9 of our Consolidated Financial Statements, included in Part II, Item 8 of this report, for information concerning customer concentrations. Our most significant customers during the fiscal years ending June 28, 2026, June 29, 2025, and June 30, 2024 included Micron Technology, Inc., Samsung Electronics Company, Ltd., SK hynix Inc., and Taiwan Semiconductor Manufacturing Company.

A material reduction in orders from our customers could adversely affect our results of operations and projected financial condition. Our business depends upon the expenditures of semiconductor manufacturers. Semiconductor manufacturers' businesses, in turn, depend on many factors, including their economic capability, the current and anticipated market demand for ICs, and the availability of equipment capacity to support that demand.

Manufacturing

Our manufacturing operations mainly consist of assembling and testing components, sub-assemblies, and modules that are then integrated into finished systems prior to shipment to or at the location of our customers. The assembly and testing of our products is conducted predominately in cleanroom environments.

We have agreements with third parties to outsource certain aspects of our manufacturing, production warehousing, and logistics functions. These outsourcing contracts may provide us more flexibility to scale our operations up or down in a timely and cost-effective manner. We believe that we have selected reputable providers and have secured their performance on terms documented in written contracts. However, it is possible that one or more of these providers could fail to perform as we expect, and such failure could have an adverse impact on our business and have a negative effect on our operating results and financial condition. Overall, we believe we have effective mechanisms to manage risks associated with our outsourcing relationships. Refer to Note 17 of our Consolidated Financial Statements, included in Part II, Item 8 of this report, for further information concerning our outsourcing commitments, reported as a component of purchase obligations.

Certain components and sub-assemblies that we include in our products may only be obtained from a single supplier. For certain of these products, we are engaged in efforts to obtain and qualify alternative sources of supply and in some circumstances, protect against potential supply challenges by carrying inventory in excess of current need. Any prolonged inability to obtain these components could have an adverse effect on our operating results and could unfavorably impact our customer relationships.

Compliance with Government Regulations

As a public company with global operations, we are subject to the laws of multiple jurisdictions and the rules and regulations of various governing bodies, including, but not limited to, those related to import and export controls and other trade restrictions, national and economic security (including receipt or use of designated technologies), intellectual property rights, taxes, financial and other disclosures, corporate governance, data protection, privacy, anti-corruption, such as the Foreign Corrupt Practices Act and other local laws prohibiting corrupt payments to governmental officials, anti-boycott, compliance, conflict minerals or other social responsibility legislation, immigration or travel regulations, antitrust regulations, foreign ownership and investment, employment and labor, product and manufacturing regulations, environmental, health, and safety requirements, human rights, and laws or regulations relating to carbon emissions, such as the recent reporting requirements imposed by the State of California that require companies to provide climate-related disclosures, as well as other laws or regulations imposed in response to climate change concerns, among others. Each of these laws, rules, and regulations imposes costs on our business, including financial costs and our management's attention associated with compliance. Efforts to comply with new and changing regulations have resulted in, and are likely to continue to result in, reduced net income, increased capital expenditures, and a diversion of management's time and attention from revenue-generating activities to compliance activities. As we seek to expand our operations into new jurisdictions, grow our business in existing jurisdictions, or as laws, regulations, and standards, or the interpretation or enforcement of such laws, regulations, and standards, evolve, the scope and complexity of our compliance obligations may increase. If we are alleged or found by a court or regulatory agency not to be in compliance with the laws, regulations, or standards, our business, financial condition, competitive position, and/or

results of operations could be adversely affected. For additional details, please refer to “Legal, Regulatory and Tax Risks – We Are Exposed to Various Risks from Our Regulatory Environment” and “Legal, Regulatory and Tax Risks – Intellectual Property, Indemnity, Misuse of Third-Party Information, and Other Claims Against Us Can Be Costly and We Could Lose Significant Rights That Are Necessary to Our Continued Business and Profitability” in Item 1A: Risk Factors.

Regulations that impact trade, including tariffs, export controls, additional taxes, trade barriers, sanctions, the termination or modification of trade agreements, trade zones, and other duty mitigation initiatives, and any reciprocal retaliatory actions, can increase our manufacturing costs, decrease margins, reduce the competitiveness of our products, disrupt our supply chain operations, or inhibit our ability to sell products or provide services, all of which has had and in the future could have a material adverse effect on our business, results of operations, or financial condition. For additional details regarding the impacts of compliance with trade laws and regulations, please refer to “Business and Operational Risks – Our Future Success Depends Heavily on International Sales and the Management of Global Operations” and “Legal, Regulatory and Tax Risks – Our Sales to Customers in China, a Significant Region for Us, Have Been Impacted, and are Likely to be Materially and Adversely Affected by Export License Requirements and Other Regulatory Changes, or Other Governmental Actions in the Course of the Trade Relationship Between the U.S. and China” in Item 1A: Risk Factors.

Proposed regulations under consideration could require that we transition away from the usage of products containing a class of chemicals known as per- and polyfluoroalkyl substances (“PFAS”), which could adversely impact our business, operations, revenue, costs, and competitive position. For additional details regarding the impacts of compliance with laws and regulations related to PFAS, please refer to “Business and Operational Risks – Disruptions to Our Supply Chain and Outsource Providers Could Impact Our Ability to Meet Demand, Increase Our Costs, and Adversely Impact Our Revenue and Results of Operations” in Item 1A: Risk Factors.

We are subject to income, transaction, and other taxes in the United States and various foreign jurisdictions that impact our tax rate and profitability. For additional details regarding the impacts of compliance with tax laws and regulations, please refer to “Legal, Regulatory and Tax Risks – Our Financial Results May Be Adversely Impacted by Higher than Expected Tax Rates or Exposure to Additional Tax Liabilities” in Item 1A: Risk Factors.

An important element of our management strategy is to review acquisition prospects that would complement our existing products, augment our market coverage and distribution ability, enhance our technological capabilities, or accomplish other strategic objectives. However, for regulatory or other reasons, we may not be successful in our attempts to acquire or dispose of businesses, products, or technologies. For additional details regarding the impacts of regulations on acquisitions or dispositions we may attempt, please refer to “Business and Operational Risks – If We Choose to Acquire or Dispose of Businesses, Product Lines, and Technologies, We May Encounter Unforeseen Costs and Difficulties That Could Impair Our Financial Performance” in Item 1A: Risk Factors.

We are subject to a variety of domestic and international governmental regulations related to the handling, discharge, and disposal of toxic, volatile, or otherwise hazardous chemicals. For additional details regarding the impacts of compliance with environmental laws and regulations, please refer to “Legal, Regulatory and Tax Risks – Increasing and Evolving Environmental Regulations May Adversely Affect Our Operating Results” in Item 1A: Risk Factors.

Product, People and Planet

We seek to innovate at the atomic scale – plus help to create a sustainable world where our people, communities, and the environment thrive. Our Global Impact Report for calendar year 2025 details, among other items, a number of ESG goals. One such goal is to achieve net zero emissions by 2050, which we are working to achieve in part by meeting a number of interim targets related to our environmental impact. There have been no material impacts to capital expenditures or our results of operations associated with this goal, and there are no material cash commitments associated with the goal as of the fiscal year ended June 28, 2026.

Information contained on our website or in our annual Global Impact Report is not incorporated by reference into this or any other report we file with the Securities and Exchange Commission, or the SEC.

Competition

The semiconductor capital equipment industry is characterized by rapid change and is highly competitive throughout the world. To compete effectively, we invest significant financial resources targeted to strengthen and enhance our product and services portfolio and to maintain customer service and support locations globally. Semiconductor manufacturers evaluate capital equipment suppliers in many areas, including but not limited to process performance, productivity, defect control, customer support, and overall cost of ownership, which can be affected by many factors such as equipment design, reliability, software advancements, and similar factors. Our ability to succeed in the marketplace depends upon our ability to manufacture and ship products on a timeline that meets our customers’ needs, maintain existing products, and introduce product enhancements and new products that meet customer requirements on a timely basis. In addition, semiconductor manufacturers must make a substantial investment to qualify and integrate new capital equipment into semiconductor production lines. As a result, once a semiconductor manufacturer has selected a particular supplier’s equipment and qualified it for production, the manufacturer generally maintains that selection for that specific production application and technology node as long as the supplier’s products demonstrate performance to specification in the installed base. Accordingly, we may experience difficulty in selling to a given customer if that customer has qualified a competitor’s equipment. We

must also continue to meet the expectations of our installed base of customers through the delivery of high-quality and cost-efficient spare parts in the presence of competition from third-party spare parts providers.

We face significant competition with all of our products and services. Our primary competitor in the dielectric and metals deposition market is Applied Materials, Inc. For ALD and PECVD, we also compete against ASM International and Wonik IPS. In the etch market, our primary competitors are Applied Materials, Inc.; Hitachi, Ltd.; and Tokyo Electron, Ltd., and our primary competitors in the wet clean market are Screen Holding Co., Ltd.; Semes Co., Ltd.; and Tokyo Electron, Ltd.

We face competition from a number of established and emerging equipment companies in the industry. We expect our competitors to continue to improve the design and performance of their current products and processes, to introduce new products and processes with enhanced price/performance characteristics, and to provide more comprehensive offerings of products. If our competitors make acquisitions or enter into strategic relationships with leading semiconductor manufacturers, or other entities, covering products similar to those we sell, our ability to sell our products to those customers could be adversely affected. Government and other initiatives to encourage local semiconductor manufacturing and supply chain in countries outside of the U.S., including China, could increase competition from domestic equipment and spare parts manufacturers in those countries. Additionally, the U.S. Government has enacted a number of export controls regulating the sales of certain technologies to customers in China, including entity listings of multiple customers, thus restricting the sales of equipment and spare parts by U.S. equipment suppliers. This provides an advantage to our international competitors that are not subject to these restrictions. There can be no assurance that we will continue to compete successfully in the future.

Patents and Licenses

Our policy is to seek patents on inventions relating to new or enhanced products and processes developed as part of our ongoing research, engineering, manufacturing, and support activities. We currently hold a number of U.S. and foreign patents and applications covering various aspects of our products and processes. Our patents, which cover innovative and valuable aspects of our past and present core products, have current durations ranging from approximately one to twenty years. We believe that, although the patents we own and may obtain in the future will be of value, they alone will not determine our success. Our success depends principally upon our research and development, engineering, marketing, support, and delivery skills. However, in the absence of patent protection, we may be vulnerable to competitors who attempt to imitate our products, manufacturing techniques, and processes and may be more limited in our ability to exclude competitors than would otherwise be the case. In addition, other companies and inventors may receive patents that contain claims applicable to our products and processes. The sale of products covered by patents of others could require licenses that may not be available on terms acceptable to us, or at all. For further discussion of legal matters, see Item 3, “Legal Proceedings,” of this report.

Human Capital

Lam is proud to be a driving force in shaping the global semiconductor talent workforce. In labs, manufacturing centers, and offices worldwide, our people combine deep technical expertise with connection and collaboration. We promote continuous learning among employees at every level and offer resources to help people thrive inside and outside the workplace. Beyond supporting professional development, we offer programs designed to enhance safety and well-being, foster teamwork and connection, and support future-ready communities worldwide.

As of August 4, 2026, we had approximately 23,300 regular full-time employees, of which over 26% were engaged in research and development. Approximately 38% of our regular full-time employees are located in the United States, 56% in Asia, and 6% in Europe.

Employment, Recruitment and Development

Our talented people are what makes our success possible. Many of our recruitment efforts are carried out through partnerships with key universities. In fact, many of our senior executives began their careers with us right out of college, demonstrating that programs that recruit university students have the potential to contribute to our leadership pipeline. To tap into the best and brightest students, we prioritize core initiatives including an internship program, campus events, and thesis awards and scholarships. Through the spirit of continuous improvement, we accelerate skill building and development, create career opportunities, and expand professional networks for employees. We provide a wide range of opportunities globally to support our commitment to developing the best talent. Our mentorship, coaching, and professional development programs support this commitment along with our self-directed online learning platform that intelligently aligns content with skill building needs. Additionally, our leadership development programs are designed to scale leadership across our business, empowering leaders to motivate, inspire, and lead employees through change, ultimately accelerating business outcomes.

Employee Engagement

Employee engagement (i.e. satisfaction) and voice are critical to Lam’s culture. We conduct a global survey at a regular cadence to gather input from employees on culture, career opportunity, and manager effectiveness. We also solicit employee feedback through in-person and online employee forums, engagement sessions, all-employee meetings, conversations with managers, and our Human Resource Support and Employee Relations programs.

Total Rewards

Our Total Rewards program incorporates a comprehensive compensation and benefits package aimed at supporting employees and their families with financial, physical, and mental well-being programs that meet their needs. We conduct an annual review of salaries and benefits packages using third-party benchmarking surveys to ensure that our offerings are aligned with the marketplace and attractive to top talent. We offer our employees a competitive 401(k) benefit, an employee stock purchase plan, tuition reimbursement, and annual cash bonuses. Stock awards are offered to executives and select employees.

We recognize the importance of time away from work, so we offer annual paid holidays and time off to relax and recharge or take care of personal business. Additionally, we offer paid parental leave benefits for parents welcoming a new child to the family through birth, adoption, or foster care placement.

Employee Health and Safety

Prioritizing the health, safety, and well-being of our employees is critical to our ongoing success. We invest in education, awareness, monitoring, and prevention programs to help recognize and control safety hazards. Our goal is to apply our EHS policies, programs, and response plans to anywhere we operate and to extend them to anyone who works on our sites with the intent to provide a safe environment during both routine and extraordinary circumstances. People managers in field support, manufacturing, R&D, warehouse, and logistics operations undergo formal safety leadership training biannually to enhance their skills in safety management and communication. We screen contractors' safety performance and require contractor compliance with specified safety standards.

We monitor our safety performance at the enterprise, regional, and site levels. By using our global incident tracking system, our corporate EHS team can assess and monitor safety trends to report to business units and executive leadership as a part of quarterly reviews. We maintain multi-site certifications for ISO 45001, the globally recognized standard for occupational health and safety management systems.

Information about our Executive Officers

As of August 4, 2026, the executive officers of Lam Research were as follows:

Name	Age	Position(s)
Timothy M. Archer	59	President, Chief Executive Officer
Douglas R. Bettinger	59	Executive Vice President, Chief Financial Officer
Seshasayee (Sesha) Varadarajan	51	Executive Vice President, Chief Operating Officer
Neil J. Fernandes	59	Senior Vice President, Global Customer Operations
Ava A. Harter	56	Senior Vice President, Chief Legal Officer and Secretary
Vahid Vahedi	60	Senior Vice President, Chief Technology and Sustainability Officer
Karthikeyan (Karthik) Rammohan	57	Senior Vice President, Global Operations and Enterprise Solutions

Timothy M. Archer has served as our president and chief executive officer and as a member of our Board of Directors since December 2018. Prior to this, he served as our president and chief operating officer, from January 2018 to November 2018. Mr. Archer joined us in June 2012 as our executive vice president, chief operating officer. Prior to joining us, he spent 18 years at Novellus Systems, Inc., ("Novellus") in various technology development and business leadership roles, including most recently as chief operating officer from January 2011 to June 2012; executive vice president of Worldwide Sales, Marketing, and Customer Satisfaction from September 2009 to January 2011; and executive vice president of the PECVD and Electrofill Business Units from November 2008 to September 2009. His tenure at Novellus also included assignments as senior director of technology for Novellus Systems Japan from 1999 to 2001 and senior director of technology for the Electrofill Business Unit from April 2001 to April 2002. He started his career in 1989 at Tektronix, where he was responsible for process development for high-speed bipolar ICs. Mr. Archer has served as a member of the board of directors of Johnson Controls International plc since March 2024, where he is a member of the governance and sustainability committee. He also serves on the International Board of Directors for SEMI. From 2020 to 2022, Mr. Archer served as chair of the board for the National GEM Consortium. Mr. Archer completed the Program for Management Development at the Harvard Graduate School of Business and earned a B.S. degree in applied physics from the California Institute of Technology.

Douglas R. Bettinger is our executive vice president and chief financial officer with responsibility for Finance, Tax, Treasury, and Investor Relations and Corporate Analytics. Prior to joining the Company in 2013, Mr. Bettinger served as senior vice president and chief financial officer of Avago Technologies (now Broadcom Inc.) from 2008 to 2013. From 2007 to 2008, he served as vice president of Finance and corporate controller at Xilinx, Inc., and from 2004 to 2007, he was chief financial officer at 24/7 Customer. Mr. Bettinger worked at Intel Corporation from 1993 to 2004, where he held several senior-level finance positions, including corporate planning and reporting controller and Malaysia site operations controller. Mr. Bettinger currently serves on the Board of Directors of Lattice Semiconductor Corporation and the Industrial Advisory Board of the University of Wisconsin College of Engineering and from 2018 to 2025, he served on the SEMI Board of Industry Leaders. Mr. Bettinger earned an M.B.A. degree in finance from the University of Michigan and a B.S. degree in economics from the University of Wisconsin in Madison.

Sesha Varadarajan is our chief operating officer, a position he has held since March 2026. Mr. Varadarajan previously served as senior vice president of the Global Products Group beginning March 2023; senior vice president and general manager of the Deposition Business Unit beginning February 2018; and group vice president of the Deposition product group beginning September 2013. Previously, he served as the head of the PECVD/Electrofill Business Unit between June 2012 and September 2013. Prior to our acquisition of Novellus in June 2012, Mr. Varadarajan was senior vice president and general manager of Novellus' PECVD and Electrofill Business Units. He joined Novellus in 1999 as a process engineer with the Electrofill Business Unit and held various roles in that business unit before being appointed director of technology in 2004. Between 2006 and 2008, he worked in the PECVD Business Unit, initially as director of technology, until being promoted to product general manager. In 2009, he returned to the Electrofill Business Unit as vice president and general manager. In mid-2011, he was promoted to senior vice president and general manager, where he was also responsible for the PECVD Business Unit. Mr. Varadarajan earned an M.S. degree in manufacturing engineering and material science from Boston University and a B.S. degree in mechanical engineering from the University of Mysore.

Neil J. Fernandes is our senior vice president of Global Customer Operations, a position he has held since March 2023. Previously, he was group vice president of Business Development and Sales Operations and held other senior sales and customer-focused leadership positions at Lam. He joined the company in 2012 through the acquisition of Novellus, where he was the vice president of Sales Operations. Prior to that role, he held range of management positions in product marketing and process engineering at Novellus, Gasonics and Watkins-Johnson. Mr. Fernandes earned an M.S. degree in mechanical engineering from the University of Texas at Austin and a B.E. in mechanical engineering from the Manipal Institute of Technology.

Ava A. Harter is our senior vice president, chief legal officer and secretary. She joined us in July 2024 and is responsible for all global legal matters, ethics and compliance, and corporate secretary work. Prior to joining us, she served as executive vice president and chief legal officer at Whirlpool Corporation, a home appliance and consumer products company, from December 2020 to March 2024, and as senior vice president, general counsel, and corporate secretary at Owens Corning, a building and construction materials company, from May 2015 to November 2020. Prior to that, she held legal roles at General Electric and The Dow Chemical Company. She also worked at the law firms of Jones Day and Thompson Hine LLP and was an adjunct professor at the Case Western Reserve University Law School. Ms. Harter earned her J.D. from Northwestern University School of Law, an M.B.A. in sociology from the University of Nebraska, and a B.A. in political science from Northwestern University.

Vahid Vahedi is our senior vice president, chief technology and sustainability officer, a position he has held since March 2024. Dr. Vahedi previously served as senior vice president and chief technology officer beginning March 2023; senior vice president and general manager of the Etch business unit beginning February 2018; and group vice president of the Etch product group beginning March 2012. Previously, he served as vice president of Etch Business Product Management and Marketing, vice president of Dielectric Etch, vice president of Conductor and 3DIC Etch, and director of Conductor Etch Technology Development. He joined us in 1995. He earned his Ph.D., M.S., and B.S. degrees in electrical engineering and computer science from the University of California at Berkeley.

Karthik Rammohan has served as senior vice president, global operations and enterprise solutions since March 2026. He previously served as group vice president, global operations, beginning May 2022; group vice president and general manager of the customer support business group, beginning September 2020; corporate vice president and deputy general manager of the customer support business group, beginning June 2018; and vice president, global business operations and customer support business group, beginning March 2015. Earlier in his tenure with the Company, Dr. Rammohan held various finance roles. Prior to joining the Company, Dr. Rammohan spent 10 years at Novellus in finance, treasury, and business development roles. He previously served as a staff process engineer at National Semiconductor and as a product engineer at International Rectifier. Dr. Rammohan holds an M.B.A. from Cornell University, a Ph.D. and M.S. in materials science and engineering from the University of Southern California, and a B.S. in metallurgical engineering from the Indian Institute of Technology, Bombay.

Item 1A. *Risk Factors*

In addition to the other information in this Annual Report on Form 10-K ("2026 Form 10-K"), the following risk factors should be carefully considered in evaluating us and our business because the occurrence of any of these factors could materially and adversely affect our business, results of operations, financial condition, and price of our Common Stock, and they could cause our actual results to differ materially from those contemplated in any forward-looking statements. Some of the factors, events, and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events, or contingencies have occurred in the past and instead reflect our beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect us in the future. The risks and uncertainties described below are not the only ones we face. Our operations could also be affected by factors, events, or uncertainties that are not presently known to us or that we currently do not consider to present a material risk to us and our business. Therefore, the following discussion of risk factors should not be considered a complete statement of all the potential risks or uncertainties that we face. No priority or significance is intended by, nor should be attached to, the order in which the risk factors appear.

INDUSTRY AND CUSTOMER RISKS

We Depend on Creating New Products and Processes and Enhancing Existing Products and Processes for Our Success; Consequently, We Are Subject to Risks Associated with Rapid Technological Change

Rapid technological changes in semiconductor manufacturing processes subject us to increased pressure to develop technological advances that enable those processes. We believe that our future success depends in part upon our ability to develop and offer new products with improved capabilities and to continue to enhance our existing products. If new products or existing products have reliability, quality, design, or safety problems, our performance may be impacted by reduced orders, higher manufacturing costs, delays in acceptance of and payment for new products, additional service and warranty expenses, and loss of market share. If we are unable to develop and manufacture products successfully, or the products that we introduce fail in the marketplace, our business, results of operations and financial condition could be materially and adversely affected. For more than 25 years, the primary driver of technology advancement in the semiconductor industry has been to shrink the lithography that prints the circuit design on semiconductor chips. That driver could be approaching its technological limit, leading semiconductor manufacturers to investigate more complex changes in multiple technologies in an effort to continue technology development. In addition, the emergence of “big data” and new tools such as machine learning and AI that capitalize on the availability of large data sets is leading semiconductor manufacturers and equipment manufacturers to pursue new products and approaches that exploit those tools to advance technology development. In the face of uncertainty on which technology solutions will become successful, we will need to focus our efforts on developing the technology changes that are ultimately successful in supporting our customers’ requirements. Our failure to develop and offer the correct technology solutions in a timely manner with productive and cost-effective products could adversely affect our business in a material way. Our failure to commercialize new products in a timely manner could result in loss of market share, unanticipated costs, and inventory obsolescence, which would adversely affect our business, results of operations and financial condition.

In order to develop new products and processes and enhance existing products and processes, we expect to continue to make significant investments in R&D, to investigate the acquisition of products and technologies, to invest in or acquire businesses or technologies, and to pursue joint development relationships with customers, suppliers, or other members of the industry. Our investments and acquisitions may not be as successful as we may expect, particularly in the event that we invest in or acquire product lines and technologies that are new to us. We may find that acquisitions are not available to us, for regulatory or other reasons, and that we must therefore limit ourselves to collaboration and joint venture development activities that do not have the same benefits as acquisitions. Pursuing development through collaboration and/or joint development activities rather than through an acquisition may pose substantial challenges for management, including those related to aligning business objectives; sharing confidential information, intellectual property and data; sharing value with third parties; and realizing synergies that might have been available in an acquisition but are not available through a joint development project. We must manage product transitions and joint development relationships successfully, as the introduction of new products could adversely affect our sales of existing products and certain jointly developed technologies may be subject to restrictions on our ability to share that technology, which could limit our market for products incorporating those technologies. Future technologies, processes, or product developments, including as a result of adoption of AI, may render our current product offerings obsolete, leaving us with non-competitive products, obsolete inventory, or both. Moreover, customers may adopt new technologies or processes to address the complex challenges associated with next-generation devices, or may adopt new technologies, including those based upon AI, that reduce their reliance on us for process development. This shift could reduce the size of our addressable markets, increase the relative size of markets in which we either do not compete or have relatively low market share, or reduce our competitiveness within the markets in which we do compete.

We Face a Challenging and Complex Competitive Environment

We face significant competition from multiple competitors, and our competitors may be able to develop products comparable or superior to those we offer or may adapt more quickly to new technologies or evolving customer requirements. In particular, while we continue to develop product enhancements that we believe will address future customer requirements, we may fail in a timely manner to identify those future customer requirements, to devote appropriate resources to developing products to address those requirements, or to complete the development or introduction of these additional product enhancements successfully, or these product enhancements may not achieve market acceptance or be competitive. Accordingly, competition may intensify, and we may be unable to continue to compete successfully in our markets, which could have a material adverse effect on our revenues, results of operations, and financial condition.

With increased consolidation efforts in our industry, as well as the emergence and strengthening of new, regional competitors and the impact of AI, we may face increasing competitive pressures. Other companies continue to develop systems and/or acquire businesses and products that are competitive to ours and may introduce new products and product capabilities that may affect our ability to sell and support our existing or new products. We face a greater risk if our competitors enter into strategic relationships with leading semiconductor manufacturers covering products addressing applications similar to those we sell or may develop products for, as this could adversely affect our ability to sell products to those manufacturers for those applications. We also face greater risk if our competitors acquire, or otherwise obtain control over, third parties that supply us with key intellectual property, technology, materials, components, software, or other inputs critical to our products and processes, as this could limit or condition our access to these inputs, result in the termination or non-renewal of licenses or supply arrangements, restrict our ability to use or develop certain technologies, or otherwise disadvantage us relative to our competitors, which could adversely affect our product development, processes, and competitive position.

We believe that to remain competitive we must devote significant financial resources to offer products that meet our customers' needs, to maintain customer service and support centers worldwide, and to invest in product and process R&D. Technological changes and developing technologies have required, and are expected to continue to require, new and costly investments. Certain of our competitors, including those that are created and financially backed by foreign governments, have substantially greater financial resources and more extensive engineering, manufacturing, marketing, and customer service and support resources than we do and therefore have the potential to offer customers a more comprehensive array of products and/or product capabilities, which enables them to achieve additional relative success in the semiconductor equipment industry. These competitors may deeply discount or give away products similar to those that we sell, challenging or even exceeding our ability to make similar accommodations and threatening our ability to sell those products. We also face competition from our own customers, who in some instances have established affiliated entities that manufacture equipment similar to ours. In addition, we face competition from companies that exist in a more favorable legal or regulatory environment than we do, who are able to sell products for certain applications at certain customers that we are prohibited from selling to under applicable export controls, allowing the freedom of action in ways that we may be unable to match and potentially contributing to the strengthening of such companies' ability to compete with us. In many cases, speed to solution is necessary for customer satisfaction and our competitors may be better positioned to achieve these objectives. For these reasons, we may fail to continue to compete successfully worldwide.

Once a Semiconductor Manufacturer Commits to Purchase a Competitor's Semiconductor Manufacturing Equipment, the Manufacturer Typically Continues to Purchase That Competitor's Equipment, Making It More Difficult for Us to Sell Our Equipment to That Customer

Semiconductor manufacturers must make a substantial investment to qualify and integrate wafer processing equipment into a semiconductor production line. We believe that once a semiconductor manufacturer selects a particular supplier's processing equipment, the manufacturer generally relies upon that equipment for that specific production line application for an extended period of time, especially for customers that are more focused on tool reuse. Accordingly, we expect it to be more difficult to sell our products to a given customer for a product line application if that customer initially selects a competitor's equipment for the same product line application.

The Semiconductor Capital Equipment Industry Is Subject to Variability and Periods of Rapid Growth or Decline; We Therefore Face Risks Related to Our Strategic Resource Allocation Decisions

The semiconductor capital equipment industry has historically been characterized by rapid changes in demand. Variability in our customers' business plans may lead to changes in demand for our equipment and services, which could negatively impact our results of operations and cash flows. The variability in our customers' investments during any particular period is dependent on several factors, including, but not limited to, electronics demand, economic conditions (both general and in the semiconductor and electronics industries), industry supply and demand, prices for semiconductors, and our customers' ability to develop and manufacture increasingly complex and costly semiconductor devices. The changes in demand may require our management to adjust spending and other resources allocated to operating activities, which can be made more challenging due to the multi-year nature of investments made in certain technology programs and other initiatives.

During periods of rapid growth or decline in demand for our products and services, we may face significant challenges in maintaining adequate financial and business controls, management processes, information systems, and procedures for training, assimilating, and managing our workforce, and in appropriately sizing our supply chain infrastructure and facilities, work force, and other components of our business on a timely basis. If we do not adequately meet these challenges during periods of increasing or declining demand, our results of operations and financial condition may be negatively impacted.

We regularly assess our strategic resource allocation choices in response to the changing business environment. If we do not adequately adapt to the changing business environment, we may lack the infrastructure and resources to scale up our business to meet customer expectations and compete successfully during a period of growth, which could have a material adverse effect on our business, reputation, results of operations, financial condition, and/or our market share, or we may expand our capacity and resources too rapidly and/or beyond what is appropriate for the actual demand environment, which could result in excess fixed costs and have a material adverse effect on our results of operations and financial condition. For example, the growth of AI technologies and related infrastructure has been and is expected to continue to be a significant driver of capital equipment expenditures by semiconductor manufacturers across both the memory and non-memory market segments and requires us to respond (sometimes rapidly) to changes in demand for our products and services, including by expanding our equipment manufacturing capabilities and hiring additional personnel. If we are unable to effectively scale our business to meet our customers' requirements in response to AI-driven demand, we may lose market share, and our business, reputation, results of operations, and financial condition could be harmed.

During transitional periods, as is the case with the rapid adoption of AI technologies, resource allocation decisions can have a significant impact on our future performance, particularly if we have not accurately anticipated industry changes. Our success will depend, to a significant extent, on the ability of our executive officers and other members of our senior management to identify and respond to these challenges effectively.

Future Declines in the Semiconductor Industry, and the Overall World Economic Conditions on Which It Is Significantly Dependent, Could Have a Material Adverse Impact on Our Results of Operations and Financial Condition

Our business depends on the capital equipment expenditures of semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits. With the consolidation of customers within the industry, the semiconductor

capital equipment market has in the past experienced and may in the future experience rapid changes in demand driven both by changes in the market generally and the plans and requirements of particular customers. The economic, regulatory, political, and business conditions occurring nationally, globally, or in any of our key sales regions, which are often unpredictable, have historically impacted and may in the future impact customer demand for our products and services and normal commercial relationships with our customers, suppliers, and creditors. Additionally, in times of economic uncertainty, our customers' budgets for our products, or their ability to access credit to purchase them, could be adversely affected. This would limit their ability to purchase our products and services. As a result, changing economic, regulatory, political or business conditions can cause material adverse changes to our results of operations and financial condition, including, but not limited to:

- a decline in demand for our products and/or services;
- an increase in reserves on accounts receivable due to our customers' inability to pay us;
- an increase in reserves on inventory balances due to excess or obsolete inventory as a result of our inability to sell such inventory;
- valuation allowances on deferred tax assets;
- restructuring charges;
- asset impairments including the potential impairment of goodwill and other intangible assets;
- a decline in the value of our investments;
- exposure to claims from our suppliers for payment on inventory that is ordered in anticipation of customer purchases that do not come to fruition; and
- challenges maintaining reliable and uninterrupted sources of supply.

For example, the growth of AI technologies and related infrastructure has been and is expected to continue to be a significant driver of capital equipment expenditures of semiconductor manufacturers across both the memory and non-memory market segments we serve. However, customer decisions regarding the amount and timing of capital expenditures and the demand for our products and services could change rapidly and be impacted by factors outside of our control. These factors may include, without limitation: changes in actual or anticipated AI-driven demand for AI-related infrastructure or compute power to support AI models, tools, and other applications, including due to slower-than-anticipated adoption of AI technologies, increases in compute efficiency, or oversupply of AI-related infrastructure compute power; advances in fabrication processes, technology inflections or changes in technology architectures; new and emerging technologies or market drivers; actual or anticipated production capacity, utilization, and volumes of semiconductor manufacturers relative to demand for semiconductor devices; changes in end-user demand or behavior; the timing of or constraints on increases to AI-related infrastructure or semiconductor manufacturing capacity; the availability and cost of capital, including increases in interest rates or tightening in global capital markets; the availability and amount of government subsidies and incentives; the regulation of AI or related infrastructure technologies by government or other regulatory agencies; and geopolitical or macroeconomic instability, including wars, terrorism, political unrest, public health emergencies, inflation, recessionary conditions, trade restrictions, export controls, boycotts, and other business disruptions.

Fluctuating levels of investment by semiconductor manufacturers may materially affect our aggregate shipments, revenues, results of operations, and cash flows. Where appropriate, we endeavor to attempt to respond to these fluctuations with cost management programs aimed at aligning our expenditures with anticipated revenue streams, which sometimes result in restructuring charges. Even during periods of reduced revenues, we must continue to invest in R&D and maintain extensive ongoing worldwide customer service and support capabilities to remain competitive, which may harm our profitability and other financial results.

We Have a Limited Number of Key Customers

Sales to a limited number of large customers constitute a significant portion of our overall shipments, revenue, cash flows, and profitability. As a result, the actions of even one customer may subject us to variability in those areas is difficult to predict. In addition, large customers may be able to negotiate requirements that result in decreased pricing, increased costs, and/or lower margins for us, and limitations on our ability to share technology with others. Similarly, significant portions of our credit risk may, at any given time, be concentrated among a limited number of customers so that the failure of even one of these key customers to pay its obligations to us could significantly impact our results of operations, and financial condition.

Strategic Alliances and Customer Consolidation May Have Negative Effects on Our Business

Semiconductor manufacturing companies from time to time enter into strategic alliances or consolidate with one another to expedite the development of processes and other manufacturing technologies and/or achieve economies of scale. The outcomes of such an alliance can be the definition of a particular tool set for a certain function and/or the standardization of a series of process steps that use a specific set of manufacturing equipment. In addition, the outcomes of consolidation can potentially lead to an overall reduction in the market for semiconductor manufacturing equipment as customers' operations achieve economies of scale and/or increased purchasing power based on their higher volumes. In certain instances, this could work to our disadvantage if a competitor's tools or equipment become the standard equipment for such functions or processes. Additional outcomes of such consolidation may include our customers re-evaluating their future supplier relationships to consider our competitors' products and/or gaining additional influence over the pricing of products and the control of intellectual property or data.

Similarly, our customers may partner with, or follow the lead of, educational or research institutions that establish processes for accomplishing various tasks or manufacturing steps. If those institutions utilize a competitor's equipment when they establish those processes, it is likely that customers will tend to use the same equipment in setting up their own manufacturing lines. Even if they select our equipment, the institutions and the customers that follow their lead could impose conditions on acceptance of that

equipment, such as adherence to standards and requirements or limitations on how we license our proprietary rights, that increase our costs or require us to take on greater risk. These actions could adversely impact our market share, results of operations, and financial condition.

BUSINESS AND OPERATIONAL RISKS

Our Revenues and Results of Operations Are Variable

Our revenues and results of operations may fluctuate significantly from quarter to quarter or year to year due to a number of factors, not all of which are in our control. We manage our expense levels based in part on our expectations of future revenues. Because our operating expenses are based in part on anticipated future revenues, and a certain amount of those expenses are relatively fixed, a change in the timing of recognition of revenue and/or the level of gross profit from a small number of transactions can unfavorably affect results of operations in a particular quarter or year. Factors that may cause our results of operations to fluctuate include, but are not limited to:

- legal, tax, accounting, or regulatory changes (including, but not limited to, changes in import/export regulations and tariffs, such as regulations imposed by the U.S. government restricting exports to China or regulations imposed by other countries restricting the export of certain materials or the re-export of products containing such materials, or potential additional tariffs on imports, and tariffs imposed by other countries) or changes in the interpretation or enforcement of existing requirements;
- the impact of stagnating or worsening business and economic conditions, including inflationary pressures, general economic slowdown or a recession, actual or anticipated changes in interest rates, reductions in government spending or other changes in monetary policy, or adverse financial or commodity markets activity or macroeconomic conditions, including as a result of geopolitical conflicts;
- changes in average selling prices, customer mix, and product mix;
- foreign currency exchange rate fluctuations;
- economic conditions in the electronics and semiconductor industries in general and specifically the semiconductor equipment industry;
- changes in industry trends or demand drivers for semiconductor chips and semiconductor equipment, including changes in the level of investment in AI and related infrastructure;
- the size and timing of orders from customers;
- changes in our deferred revenue balance, including as a result of factors such as volume purchase agreements, multi-year service contracts, back orders, and down payments toward purchases;
- consolidation of the customer base, which may result in the investment decisions of one customer or market having a significant effect on demand for our products or services;
- the failure of our suppliers or outsource providers to perform their obligations in a manner consistent with our expectations or to meet increases in demand for their products or services, including due to limited production capacity or constrained access to raw materials or components (such as rare earth elements), which could result in delays, higher costs, or an inability to fulfill orders;
- the impact of manufacturing difficulties or constraints on expanding manufacturing capacity by us or our customers or suppliers;
- customer cancellations or delays in shipments, installations, customer payments, and/or customer acceptances;
- the extent that customers continue to purchase and use our products and services in their business;
- any disruption to our relationship with, or loss of business from, customers, including due to actual or alleged non-compliance with contractual or other customer requirements, applicable laws, rules, or regulations, or breaches of customer trust;
- our customers' reuse of existing and installed products, to the extent that such reuse decreases their need to purchase new products or services;
- our ability to develop, introduce, and market new, enhanced, and competitive products in a timely manner;
- our competitors' introduction of new products;
- legal or technical challenges to our products and technologies;
- transportation, communication, demand, information technology, or supply disruptions based on factors outside our control, such as strikes, force majeure events, wars, terrorist activities, international conflict, epidemics, pandemics, outbreaks of diseases or other global health emergencies, or natural or man-made disasters (including disasters resulting from climate change), including earthquakes, wildfires, hurricanes, flooding, and heat waves;
- management of supply chain risks; and
- changes in our estimated effective tax rate.

Our Business Relies on Technology, Data, Intellectual Property and Other Sensitive Information That is Susceptible to Cybersecurity and Other Threats or Incidents

Our business is dependent upon the use and protection of technology, data, intellectual property and other sensitive information, which may be owned by, or licensed to, us or third parties, such as our customers and vendors. We maintain and rely upon certain critical information systems for the creation, transmission, use and storage of much of this information, and for the effective operation of our business. These information systems include, but are not limited to, telecommunications, the Internet, our corporate intranet, various computer hardware and software applications (some of which may be integrated into the products that we sell or be required in order to provide the services that we offer), network communications, and email. These information systems may be owned and maintained by us, our outsourced providers, or third parties such as vendors, contractors, customers and Cloud providers. In addition, we make use of Software-as-a-Service ("SaaS") products for certain important business functions that are provided by third parties and hosted on their own networks and servers, or third-party networks and servers, all of which rely on networks, email and/or the Internet for their function.

The technology, data, intellectual property and other sensitive information we seek to protect, and the information systems used to store, process, or transmit such information, are subject to loss, unauthorized access, unauthorized release, misappropriation, misuse, disruption, breach, degradation, or failure, any of which could have a material adverse effect on our business or operations. Such events may result from various possible causes, including mistakes or unauthorized actions by our employees, contractors, or other third parties, or cyberattacks or other malicious activities by third parties, including industrial, corporate, or other espionage, criminal hackers, or state-sponsored intrusions, by methods that include exploitation of known or unknown software or hardware vulnerabilities, viruses, malware, ransomware, social engineering (such as phishing schemes), credential harvesting, denial of service attacks, destructive or inadequate code, software or hardware failure, power failures, or physical damage to computers, hard drives, communication lines, or networking equipment, in each case with respect to us or the third-party product and service providers upon which we rely. We or our third-party product and service providers may not be able to anticipate, identify, or implement effective preventive measures against cyberattacks or data security incidents and, even if timely identified, we or our third-party product and service providers may not be able to remediate such attacks or incidents in a timely and effective manner, or to mitigate or avoid adverse impacts resulting from any such attacks or incidents. These threats continue to evolve and may include the use of tools and techniques that change frequently or may be disguised or difficult to detect, or designed to circumvent security controls, evade detection, or remove forensic evidence, or remain dormant until a triggering event, or that may continue undetected for an extended period of time, which may hinder our or our third-party product and service providers' ability to identify, investigate, and remediate attacks or incidents in a timely and effective manner, or to mitigate or avoid adverse impacts resulting from any such attacks or incidents. In addition, the development and deployment of AI models, tools, and other applications expose us, our customers, suppliers, and other third-party providers to increased and novel risks and vulnerabilities, including prompt injection, hallucinations, errors, and other issues related to AI agents, as well as the risk of compromise of valuable intellectual property. For example, the autonomous nature of agentic AI increases the risk that agents learn to circumvent security controls, and certain generative AI systems and large language models may, in order to satisfy user prompts, access or retrieve data using the credentials, permissions, or access rights of the user or connected systems, which may increase the risk of unauthorized access, data leakage, or improper use of sensitive or proprietary information. To the extent AI capabilities improve and are increasingly adopted, they may be used to introduce, identify, or exploit vulnerabilities and to implement increasingly sophisticated cybersecurity attacks and could materially and adversely impact our business or operations. In addition, even if we or our third-party product and service providers are able to develop patches or other mitigations to address newly identified vulnerabilities, the pace at which AI enables the discovery and exploitation of such vulnerabilities may exceed our or our third-party product and service providers' ability to implement such patches and mitigations quickly enough to prevent the exploitation of such vulnerabilities.

We experience cybersecurity and other threats and incidents in the course of our operations. Although past threats and incidents have not resulted in a material adverse effect, we may incur material losses related to cybersecurity and other threats or incidents in the future. Cybersecurity or other incidents could have a material adverse effect on our business. Such adverse effects might include:

- loss of (or inability to access, e.g. through ransomware) confidential and/or sensitive information stored on these critical information systems or transmitted to or from those systems;
- the shutdown or disruption of the proper function of our products, services and/or operations;
- the failure of our or our customers' manufacturing processes;
- errors in the output of our work or our customers' work;
- the loss or public exposure of the personal or other confidential information of our employees, customers or other parties;
- the unauthorized public release of customer financial and business plans, customer orders and operational results;
- exposure to claims from our employees or third parties who are adversely impacted by such incidents;
- misappropriation or theft of our or a customer's, supplier's or other party's assets or resources, including technology, data, intellectual property or other sensitive information and costs associated therewith;
- reputational damage;
- diminution in the value of our investment in research, development and engineering; or
- our failure to meet, or violation of, regulatory or other legal obligations, such as the timely publication or filing of financial statements, tax information, and other required communications.

While we have implemented International Organization for Standardization ("ISO") 27001 compliant security procedures and virus protection software, intrusion prevention systems, identity and access control, and emergency recovery processes, and we carefully

select our third-party providers of information systems, to mitigate risks to the information systems that we rely on and to the technology, data, intellectual property and other sensitive information we seek to protect, those security procedures and mitigation and protection systems cannot be guaranteed to be fail-safe, and we may still suffer cybersecurity and other incidents, which could have a material adverse effect on our business or operations. It has been difficult and may continue to be difficult to hire and retain employees with substantial cybersecurity acumen. In addition, there have been and may continue to be instances of our policies and procedures not being effective in enabling us to identify risks, threats and incidents in a timely manner, or at all, to mitigate the impact of such incidents when they occur, or to respond expediently, appropriately and effectively when incidents occur and repair any damage caused by such incidents, and such occurrences could have a material adverse effect on our business.

We Use Artificial Intelligence in Our Business, and Challenges with Properly Managing Its Use Could Result in Reputational Harm, Competitive Harm, and Legal Liability, and Materially and Adversely Affect Our Results of Operations.

We are increasingly using AI tools as part of our business, including internally developed machine learning tools and large language models provided by third parties. For example, we use or are seeking to use AI tools to enhance research and development, manufacturing, installation, and servicing of our products, services delivery, supply chain management, sales and marketing, and compliance activities. We are also pursuing additional opportunities to incorporate AI tools, including agentic AI, into our business, including our products and services, and we expect this trend to continue. There are significant risks involved in developing and deploying AI, and there can be no assurance that our usage of AI will enhance our business, products or services, including our productivity, operational efficiency, effectiveness, or profitability. For example, if the AI tools we utilize are flawed or fail to execute properly, our ability to deliver our products and services to our customers may be adversely impacted. In addition, our competitors may incorporate AI tools into their products or operational processes more quickly or more successfully than us, which could have a material adverse effect on our competitive position, reputation and results of operations.

The intellectual property rights, including patent and copyright rights, associated with artificial intelligence have not been fully addressed by U.S. and foreign courts, and there remains uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for artificial intelligence-generated technologies and relevant system inputs and outputs. The courts and regulators have not clearly defined the scope for artificial intelligence-generated content, algorithms or trained models. If we fail to secure or maintain protection for the intellectual property rights concerning technologies developed using artificial intelligence, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products, which could adversely affect our business, reputation, results of operations, or financial condition.

Our use or future adoption of artificial intelligence in our business, which may include tools developed by third parties, could expose us to breach of a data or software license, website terms of service claims, claimed violations of privacy rights or other tort claims. Further, although we have taken measures to prohibit such use, our employees' use of third-party or publicly available artificial intelligence or other software tools may inadvertently result in the disclosure of our intellectual property, proprietary information or other sensitive or confidential data into the public domain, which could expose us to legal liability, diminish the value of our intellectual property, weaken our competitive position and harm our reputation.

Our Future Success Depends Heavily on International Sales and the Management of Global Operations

Non-U.S. sales accounted for approximately 93% of total revenue in each of the fiscal years 2026, 2025, and 2024. We expect that international sales will continue to account for a substantial majority of our total revenue in future years.

We are subject to various challenges related to international sales and the management of global operations including, but not limited to:

- domestic and international trade regulations, policies, practices, relations, disputes, and issues;
- domestic and international tariffs, export controls, and other barriers;
- developing customers and/or suppliers who may have limited access to capital resources;
- global or national economic and political conditions;
- changes in currency controls;
- differences in the enforcement of intellectual property and contract rights in varying jurisdictions;
- our ability to respond to customer and foreign government demands for locally sourced systems, spare parts, and services and to develop the necessary relationships with local suppliers;
- changes in and compliance with U.S. and international laws and regulations affecting foreign operations, including U.S. and international trade restrictions and sanctions, international data privacy regulations, such as the General Data Protection Regulation, anti-bribery, anti-corruption, anti-boycott, environmental, tax, and labor laws;
- fluctuations in interest and foreign currency exchange rates;
- the need for technical support resources in different locations; and
- our ability to secure and retain qualified people, and effectively manage people, in all necessary locations for the successful operation of our business.

There is inherent risk that political, diplomatic and national security influences can lead to trade disputes, impacts and/or disruptions, in particular those affecting the semiconductor industry. This can adversely affect our business in China, Japan, Korea, and/or Taiwan and perhaps the entire Asia Pacific region or worldwide. A significant trade dispute, impact, and/or disruption in any area where we do business could have a materially adverse impact on our future results of operations and cash flows. For example, the conflict that began in February 2026 between the United States, Israel, a number of states in the Persian Gulf, and Iran has led to significant regional instability and disruption in the Middle East, including the closure of or restrictions on the Strait of Hormuz, threatened or actual attacks on vessels in the Red Sea, and threatened or actual attacks on transportation and energy infrastructure, which has significantly and adversely affected the supply and prices of oil, refined oil products and byproducts, liquid natural gas, as well as certain other industrial commodities, such as aluminum, helium, bromine, and sulfur. Some of these commodities are important to the semiconductor industry. As a result, this instability and disruption has adversely affected, and may in the future materially and adversely affect, our business, results of operations, and financial condition. The extent to which we may be affected by this conflict will depend on various factors, including the scope, severity, and duration of the conflict and the extent to which the conflict, or additional laws, sanctions, or trade restrictions arising from or related to the conflict, further disrupt the availability or cost of critical inputs used in the semiconductor industry. Continuation or escalation of this conflict may also magnify the impact of other risks identified in this 2026 Form 10-K.

Tariffs, export controls, additional taxes, trade barriers, sanctions, the termination or modification of trade agreements, trade zones, and other duty mitigation initiatives, and any reciprocal retaliatory actions, can increase our manufacturing costs, decrease margins, reduce the competitiveness of our products, disrupt our supply chain operations, or inhibit our ability to sell products or provide services, all of which has had and in the future could have a material adverse effect on our business, results of operations, or financial condition. For example, our business requires steel and aluminum to manufacture our products, and the imposition of tariffs on steel and aluminum imports into the United States increased our manufacturing costs in fiscal year 2026, which adversely impacted our margins. Certain of our international sales depend on our ability to obtain export licenses from the U.S. or foreign governments. Our inability to obtain such licenses, or an expansion of the number or kinds of sales for which export licenses are required, has limited and could in the future further limit the market for our products and has had and could in the future have an adverse impact on our revenues. As is discussed below under the heading *"Our Sales to Customers in China, a Significant Region for Us, Have Been Impacted, and are Likely to Be Materially and Adversely Affected by Export License Requirements and Other Regulatory Changes, or Other Governmental Actions in the Course of the Trade Relationship Between the U.S. and China,"* the U.S. government has in recent years imposed new controls, including expanded export license requirements and restrictions on sales to certain Chinese entities that significantly impact trade with China. In addition, the U.S. government has an ongoing process of assessing technologies that may be subject to new or additional export controls, and it is possible that such additional controls, if and when imposed, could further adversely impact our ability to sell our products outside the United States. The implementation by the U.S. government of broad export controls restricting access to our technology (such as recent controls limiting exports to China) may cause customers with international operations to reconsider their use of and reliance on our products, which could adversely impact our future revenue and profits and strengthen competitors who are not subject to such restrictions. Furthermore, there are risks that foreign governments may, among other things, take retaliatory actions; insist on the use of local suppliers; compel companies to partner with local companies to design and supply equipment on a local basis, requiring the transfer of intellectual property rights and/or local manufacturing; utilize their influence over their judicial systems to respond to intellectual property disputes or issues; and provide special incentives to government-backed local customers to buy from local competitors, even if their products are inferior to ours; all of which could adversely impact our ability to compete as well as our revenues and margins. For example, China is the primary source of supply of certain rare earth elements critical to the manufacture of certain of our products. The Chinese government has imposed export controls and license requirements on certain rare earth elements and on certain products that contain Chinese-origin rare earth elements that are manufactured outside of China (which have been suspended in part until November 2026 (unless extended)) and could expand such controls or licensing requirements in the future. Such measures could delay or prevent our suppliers from sourcing the materials, or producing the components, required for us to manufacture our products, and increase the costs of such materials or components. In addition, to the extent these controls require us to obtain export licenses for certain products manufactured outside of China, we would experience increased compliance burdens, may be unable to obtain the required licenses, and may be unable to obtain materials or components necessary to meet our production requirements or product specifications in a timely manner, or at all, or on commercially acceptable terms. The occurrence of any of these risks could materially and adversely affect our business, results of operations, financial condition, and margins.

Our customers (and their customers and other downstream parties) may also be adversely affected by the tariffs, export controls, and other trade issues described above. Additionally, certain materials are primarily available in a limited number of countries, including rare earth elements, minerals, and metals. The supplies, equipment, raw materials, and other inputs necessary for the businesses of our customers and other downstream parties could become more difficult to obtain for various reasons, including, but not limited to, business interruptions of suppliers, reduced availability of labor, transit disruptions, consolidation in their supply chain, export controls, sanctions, trade restrictions, tariffs, geopolitical tensions, economic circumstances, conflict, or political conditions. If the ability of downstream parties to source the inputs needed to produce their products is impaired, then demand for our products may be adversely impacted. This could have a material adverse effect on our business, results of operations, or financial condition.

We are exposed to potentially adverse movements in foreign currency exchange rates. The majority of our sales and expenses are denominated in U.S. dollars. However, we are exposed to foreign currency exchange rate fluctuations primarily related to revenues denominated in Japanese yen and expenses denominated in euro, Korean won, Malaysian ringgit, and Indian rupee. Currently, we hedge certain anticipated foreign currency cash flows, primarily anticipated revenues denominated in Japanese yen and expenses denominated in euro, Korean won, Malaysian ringgit, and Indian rupee. In addition, we enter into foreign currency hedge contracts to

minimize the short-term impact of the foreign currency exchange rate fluctuations on certain foreign currency denominated monetary assets and liabilities, primarily cash, third-party accounts receivables, accounts payables, and intercompany receivables and payables. We believe these are our primary exposures to currency rate fluctuation. We expect to continue to enter into hedging transactions, for the purposes outlined, for the foreseeable future. However, these hedging transactions may not achieve their desired effect because differences between the actual timing of the underlying exposures and our forecasts of those exposures may leave us either over or under hedged on any given transaction. Moreover, by hedging these foreign currency denominated revenues, expenses, monetary assets, and liabilities, we may miss favorable currency trends that would have been advantageous to us but for the hedges. Additionally, we are exposed to short-term foreign currency exchange rate fluctuations on non-U.S. dollar-denominated monetary assets and liabilities (other than those currency exposures previously discussed), and currently we do not enter into foreign currency hedge contracts against these exposures. Therefore, we are subject to potential unfavorable foreign currency exchange rate fluctuations to the extent that we transact business (including intercompany transactions) in these currencies.

The magnitude of our overseas business also affects where our cash is generated. Certain uses of cash, such as share repurchases, payment of dividends, or the repayment of our indebtedness, can usually only be made with onshore cash balances. Since the majority of our cash is generated outside of the United States, this may impact certain business decisions and outcomes with respect to our priorities for the use of cash or the need for alternative sources of liquidity if our subsidiaries are unable to provide sufficient funds for us.

Disruptions to Our Supply Chain and Outsource Providers Could Impact Our Ability to Meet Demand, Increase Our Costs, and Adversely Impact Our Revenue and Results of Operations

Our supply chain has played and will continue to play a key role in our product development, manufacturing operations, field installation, and customer support. Our business depends on our timely supply of products and services to meet the demand from our customers, which depends in significant part on the timely delivery of parts, materials, and services, including components and subassemblies, from our direct suppliers to us, and to our direct suppliers by other companies. In addition, outsource providers have played and will continue to play a key role both in the manufacturing and customer-focused operations described above, and in many of our transactional and administrative functions, such as information technology, facilities management, and certain elements of our finance organization. These providers and suppliers might suffer financial setbacks, be acquired by third parties that restrict or preclude further business with us, become subject to exclusivity arrangements that preclude further business with us, or be unable to meet our requirements or expectation due to their independent business decisions or force majeure events that could interrupt or impair their continued ability to perform as we expect. We may also experience significant interruptions of our manufacturing operations, delays in our ability to deliver or install products or perform services or to recognize revenue, increased costs, or customer order cancellations as a result of:

- the failure or inability to accurately forecast demand and obtain sufficient quantities of quality parts on a cost-effective basis;
- volatility in the availability and cost of parts, materials or services, including increased costs due to tariffs, foreign export controls, rising inflation or interest rates or other market conditions;
- difficulties or delays in obtaining required import or export approvals (including those that may be required under the Chinese export controls on rare earth elements described above);
- restrictions on the import and sale of products that incorporate technologies developed or manufactured in whole or in part in certain countries;
- shipment delays and increased costs of shipment due to transportation interruptions, capacity constraints, or fuel shortages;
- shortages of semiconductor or other components or materials as a result of increases in demand or decreases in supply, including as a result of export restrictions on particular parts or materials used by us or our direct or indirect suppliers;
- information technology or infrastructure failures, including those of a third-party supplier or service provider; and
- transportation or supply disruptions based on factors outside our control, such as strikes, force majeure events, wars, terrorist activities, international conflict, widespread outbreak of illness, or natural or man-made disasters (including disasters resulting from climate change), including earthquakes, wildfires, hurricanes, flooding, and heat waves.

Demand for electronic products and other factors have resulted in, and may in the future result in, a shortage of parts, materials, and services needed to manufacture, deliver, and install our products, as well as delays in and unpredictability of shipments due to transportation interruptions. Such shortages, delays, and unpredictability have adversely impacted, and may in the future impact, our suppliers' ability to meet our demand requirements. Difficulties in obtaining sufficient and timely supply of parts, materials, or services, and delays in and unpredictability of shipments due to transportation interruptions, have adversely impacted, and may in the future adversely impact, our manufacturing operations and our ability to meet customer demand. In addition, difficulties in obtaining parts, materials or services necessary to deliver or install products or perform services have adversely impacted, and may in the future adversely impact, our ability to recognize revenue, our gross margins on the revenue we recognize, and our other results of operations. Although we are endeavoring to pass along some of the impact of increased costs to our customers to counteract adverse impacts to our gross margins and other results of operations, such measures could be unsuccessful, or could have the effect of reducing demand for our products or services, which would adversely impact our revenue or market share.

Further, increased restrictions imposed on a class of chemicals known as per- and polyfluoroalkyl substances (or PFAS), which are widely used in a large number of products, including parts and materials that are incorporated into our products, may negatively impact our supply chain due to the potentially decreased availability, or non-availability, of PFAS-containing products. Proposed

regulations under consideration could require that we transition away from the usage of PFAS-containing products, which could adversely impact our business, operations, revenue, costs, and competitive position. There is no assurance that suitable replacements for PFAS-containing parts and materials will be available at similar costs, or at all.

Although we attempt to select reputable providers and suppliers and we attempt to secure their performance on terms documented in written contracts, it is possible that one or more of these providers or suppliers could fail to perform as we expect, or fail to secure or protect intellectual property rights, and such failure could have an adverse impact on our business. In some cases, the requirements of our business mandate that we obtain certain components and sub-assemblies included in our products from a single supplier or a limited group of suppliers. Where practical, we endeavor to establish alternative sources to mitigate the risk that the failure of any single provider or supplier will adversely affect our business, but this is not feasible in all circumstances. Some key parts are subject to long lead-times or available only from a single supplier or limited group of suppliers, and some sourcing or subassembly is provided by suppliers located in countries other than the countries where we conduct our manufacturing. There is therefore a risk that a prolonged inability to obtain certain components or secure key services could impair our ability to manage operations, ship products, and generate revenues, which could adversely affect our results of operations or market share and damage our customer relationships.

We May Not Achieve the Expected Benefits of Our Restructuring Plans and Business Transformation Initiatives, and These Efforts Could Have a Material Adverse Effect on Our Business, Operations, Financial Condition, Results of Operations and Competitive Position

We have in the past undertaken, and may in the future undertake, business restructuring, realignment and transformation plans or initiatives. While such plans or initiatives would generally have the goal of strengthening our operations and/or achieving operational efficiencies, there can be no assurance that we will be successful in these plans and initiatives. Implementation of such plans and initiatives may be costly and disruptive to our business, we may not be able to complete them at the cost or within the time frame contemplated, and we may not be able to obtain the anticipated benefits within the projected timing or at all. Restructuring and transformation may adversely affect our internal programs and our ability to recruit and retain skilled and motivated personnel, may result in a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods, may require a significant amount of management and other employees' time and focus, and may be distracting to employees and management, which may divert attention from operating and growing our business. Additionally, reductions in our workforce may cause a reduction in our production output capabilities which could impact our ability to manufacture or ship products to customers within a mutually beneficial timeline. If we fail to achieve some or all of the expected benefits, it could have a material adverse effect on our business, operations, financial condition, results of operations and competitive position.

We Face Risks Related to the Disruption of Our Primary Manufacturing and R&D Facilities

While we maintain business continuity plans, our manufacturing and R&D facilities are concentrated in a limited number of locations. These locations are subject to disruption for a variety of reasons, such as natural or man-made disasters (including disasters resulting from climate change), including earthquakes, wildfires, hurricanes, flooding, and heat waves, epidemics, pandemics, outbreaks of diseases or other global health emergencies, force majeure events, war, terrorist activities, political or governmental unrest or instability, disruptions of our information technology resources, utility interruptions, international conflict, or other events beyond our control. Such disruptions may cause delays in developing or shipping our products, in engaging with customers on new product applications, or in supporting customers, which could result in the loss of business or customer trust, adversely affecting our business and results of operations.

We Are Subject to Risks Relating to Product Concentration and Lack of Product Revenue Diversification

We derive a substantial percentage of our revenues from a limited number of products. Our products are priced up to the tens of millions of dollars per system. As a result, the inability to recognize revenue on even a few systems can cause a significantly adverse impact on our revenues for a given quarter, and, in the longer term, the continued market acceptance of these products is critical to our future success. Our business, results of operations, financial condition, and cash flows could therefore be adversely affected by:

- a decline in demand for even a limited number of our products;
- a failure to achieve continued market acceptance of our key products;
- export restrictions or other regulatory or legislative actions that could limit our ability to sell those products to key customers or customers within certain markets;
- an improved version of products being offered by a competitor in the markets in which we participate;
- increased pressure from competitors that offer broader product lines;
- increased pressure from regional competitors;
- technological changes that we are unable to address with our products;
- slower than anticipated development of various target markets that utilize new technologies; or
- a failure to release new or enhanced versions of our products on a timely basis.

In addition, the fact that we offer limited product lines creates the risk that our customers may view us as less important to their business than our competitors that offer additional products and/or product capabilities, including new products that take advantage of “big data” or other new technologies such as machine learning and AI. This may impact our ability to maintain or expand our business with certain customers. Such product concentration may also subject us to additional risks associated with technology changes. Our business is affected by our customers’ use of our products in certain steps in their wafer fabrication processes. Should

technologies change so that the manufacture of semiconductors requires fewer steps using our products, this could have a larger impact on our business than it would on the business of our less concentrated competitors.

We May Fail to Protect Our Critical Proprietary Technology Rights, Which Could Affect Our Business

Our success depends in part on our proprietary technology and the proprietary technology of others that we license or incorporate into our products and services, and our ability to protect key components of that technology through patents, copyrights, trade secrets and other forms of protection, including non-disclosure, confidentiality, and other types of contractual arrangements. The protection of our key proprietary technology and the technology of others upon which we rely is important to achieving our goals of developing technological expertise and new products and systems that give us a competitive advantage; increasing market penetration and growth of our installed base; and providing comprehensive support and service to our customers. For example, as part of our strategy to protect our technology, we currently hold a number of U.S. and foreign patents and pending patent applications, we hold exclusive licenses under certain intellectual property rights from third parties, and we keep certain information, processes, and techniques confidential and/or as trade secrets. However, our rights under these forms of protection afford us only limited protection and may not be adequate in all respects. For example, our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated; we may fail to apply for or obtain sufficient patent protection for our technology; governments may fail to issue patents for pending applications; or we may lose confidentiality or trade secret protections over valuable information due to our, including our employees', or third parties' intentional or unintentional disclosure or other actions or omissions. Additionally, when we seek to exercise intellectual property rights, intellectual property litigation can be expensive and time-consuming and even if patents are issued, or trade secret processes are followed, the legal systems in certain of the countries in which we do business might not enforce patents and other intellectual property rights as rigorously or effectively as the United States or may favor local entities in their intellectual property enforcement. The rights granted or anticipated under any of our patents, pending patent applications, copyrights, or trade secrets (or those of third parties on which we rely) may be narrower than we expect or, in fact, provide no competitive advantages. Moreover, because we selectively file for patent protection in different jurisdictions, we may not have adequate protection in all jurisdictions based on such filing decisions. Any of these circumstances could have a material adverse impact on our business.

Our Ability to Attract, Retain, and Motivate Key Employees Is Critical to Our Success

Our ability to compete successfully depends in large part on our ability to attract, retain, and motivate key employees with the appropriate skills, experiences, and competencies. This has been and is expected to continue to be an ongoing challenge due to intense competition for top talent, fluctuations in industry or business economic conditions, as well as increasing geographic expansion, and these factors in combination may result in cycles of hiring activity and workforce reductions. For example, we are actively seeking to hire additional field and manufacturing personnel to support the growth of our business, and any failure to do so could make it difficult to achieve our operating and strategic goals. Competition for field and manufacturing personnel is intense. Some of the companies with which we compete for experienced employees have greater resources than us and may be able to offer more attractive terms of employment, and we may lose key employees or fail to attract other talented personnel. Our success in hiring and retaining employees depends on a variety of factors, including the attractiveness of our compensation and benefit programs, global economic or political and industry conditions, our organizational structure, global competition for talent and the availability of qualified employees, the availability of career development opportunities, the ability to obtain necessary authorizations for workers to provide services outside their home countries, and our ability to offer a challenging and rewarding work environment. If we are not able to successfully attract, retain, and motivate key employees, we may be unable to capitalize on market opportunities and our results of operations may be materially and adversely affected.

If We Choose to Acquire or Dispose of Businesses, Product Lines, and Technologies, We May Encounter Unforeseen Costs and Difficulties That Could Impair Our Financial Performance

An important element of our management strategy is to review acquisition prospects that would complement our existing products, augment our market coverage and distribution ability, enhance our technological capabilities, or accomplish other strategic objectives. As a result, we may seek to make acquisitions of complementary companies, products, or technologies, or we may reduce or dispose of certain product lines or technologies that no longer fit our long-term strategies. For regulatory or other reasons, we may not be successful in our attempts to acquire or dispose of businesses, products, or technologies, resulting in significant financial costs, reduced or lost opportunities, and diversion of management's attention. Managing an acquired business, disposing of product technologies, or reducing personnel entails numerous operational and financial risks, including difficulties in assimilating acquired operations and new personnel or separating existing business or product groups, diversion of management's attention away from other business concerns, amortization of acquired intangible assets, adverse customer reaction to our decision to cease support for a product, and potential loss of key employees or customers of acquired or disposed operations. There can be no assurance that we will be able to achieve and manage successfully any such integration of potential acquisitions, disposition of product lines or technologies, or reduction in personnel, or that our management, personnel, or systems will be adequate to support continued operations. Any such inabilities or inadequacies could have a material adverse effect on our business, results of operations, financial condition, and/or cash flows.

In addition, any acquisition could result in changes such as potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, the amortization of related intangible assets, and goodwill impairment charges, any of which could materially adversely affect our business, financial condition, results of operations, cash flows, and/or the price of our Common Stock.

LEGAL, REGULATORY AND TAX RISKS

Increasing and Evolving Environmental Regulations May Adversely Affect Our Results of Operations

We are subject to a variety of domestic and international governmental regulations related to the handling, discharge, sale, and disposal of toxic, volatile, or otherwise hazardous or potentially hazardous substances, and the regulatory environment is dynamic. Failure to comply with present or future environmental regulations (such as future regulations imposed on the use or sale of PFAS or PFAS-containing products) could result in fines being imposed on us, require us to undertake remediation activities, suspend production, and/or cease operations, or cause our customers to not accept our products. These regulations could require us to alter or discontinue our current operations in certain jurisdictions, acquire significant additional equipment, incur substantial other expenses to comply with environmental regulations, or take other actions. Compliance obligations, as well as any failure to comply with current or future regulations governing the use, handling, sale, transport, or disposal of hazardous or potentially hazardous substances (including, but not limited to, PFAS) could subject us to future costs and liabilities that may adversely affect our results of operations, financial condition, and ability to operate our business.

Our Sales to Customers in China, a Significant Region for Us, Have Been Impacted, and are Likely to Be Materially and Adversely Affected by Export License Requirements and Other Regulatory Changes, or Other Governmental Actions in the Course of the Trade Relationship Between the U.S. and China

China represents a large and fast-developing market for the semiconductor equipment industry and therefore is important to our business. Revenue in China, which includes global customers and domestic Chinese customers with manufacturing facilities in China, represented approximately 34%, 34%, and 42% of our total revenue for fiscal years 2026, 2025, and 2024, respectively. The U.S. and China have historically had a complex relationship that has included actions that have impacted trade between the two countries. In recent years, these actions have included an expansion of export license requirements imposed by the U.S. government, which have limited the market for our products, adversely impacted our revenues, and increased our exposure to foreign competition, and could potentially do so to an even greater extent in the future. Additionally, the U.S. government has enacted rules aimed at restricting China's ability to manufacture advanced semiconductors, which include restrictions on exports, reexports or transfers to, or shipping, transmitting, transferring, or facilitating such movement to, or performing services at, customer facilities in China engaged in certain technology end-uses, without appropriate authorizations obtained from U.S. authorities. The U.S. Department of Commerce has also enacted rules that have expanded export license requirements for U.S. companies to sell certain items to companies and other end-users in China that are designated as military end-users or have operations that could support military end uses; has added additional Chinese companies to its restricted entity list and unverified list under suspicion of military-civil fusion, support of Russia, or other factors associated with a broadening scope of national security concerns; and has expanded an existing rule (referred to as the foreign direct product rule) in a manner that could cause foreign-made wafers, chipsets, and certain related items produced with many of our products to be subject to U.S. licensing requirements if Huawei Technologies Co. Ltd ("Huawei") or its affiliates are parties to a transaction involving the items. These rules have required and may require us to apply for and obtain additional export licenses to supply certain of our products to customers in China, and there is no assurance that we will be issued licenses that we apply for on a timely basis or at all. In addition, our customers (including, but not limited to, Chinese customers) may require U.S. export licenses for the use of our products in order to manufacture products, including semiconductor wafers and integrated circuits, for those of their customers (i.e. Huawei and its affiliates) that are subject to the expanded foreign direct product rule, which may adversely impact the demand for our products. The U.S. Department of Commerce could in the future add additional Chinese companies to its restricted entity list or unverified list or take other actions that could expand licensing requirements or otherwise impact the market for our products and our revenue. The implementation, interpretation, and impact on our business of these rules and other regulatory actions taken by the U.S. government is uncertain and evolving, and these rules, other regulatory actions or changes, and other actions taken by the governments of either the U.S. or China, or both, that have occurred and may occur in the future could weaken our competitive position and materially and adversely affect our results of operations.

Intellectual Property, Indemnity, Misuse of Third-Party Information, and Other Claims Against Us Can Be Costly and We Could Lose Significant Rights That Are Necessary to Our Continued Business and Profitability

Third parties may assert infringement, misappropriation, unfair competition, product liability, breach of contract, or other claims against us. From time to time, other persons allege that our products infringe or misappropriate their patent or other intellectual property rights. In addition, law enforcement authorities may investigate or seek criminal charges against us or our employees based on actual or alleged improper receipt or misuse of designated technology, intellectual property, or other confidential information of third parties, including customers, suppliers, other business partners, or competitors, including in connection with national or economic security measures intended to protect designated technologies. We also are subject to claims arising from commercial and other relationships, including those alleging infringement, misappropriation, breach of contract, and misuse of designated technology, intellectual property, or other confidential information. In addition, our bylaws and other indemnity obligations provide that we will indemnify officers and members of our Board of Directors against losses that they may incur in legal proceedings resulting from their service to us. From time to time, in the normal course of business, we indemnify third parties with whom we enter into contractual relationships, including customers and suppliers, with respect to certain matters. We have agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that our products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. In such cases, it is our policy either to defend the claims or to negotiate licenses or other settlements on commercially reasonable terms. However, we may be unable in the future to negotiate necessary licenses or reach agreement on other settlements on commercially reasonable terms, or at all. Any litigation or investigations relating to these claims by law enforcement or other parties may materially and adversely affect our business, results of operations, and financial

condition, and we and our employees may be subject to civil or criminal liability, fines, substantial damage awards, penalties, loss of customer trust, and reputational damage, or could result in us agreeing to less favorable pricing terms, additional compliance requirements or contractual conditions, all of which could adversely affect our business, financial condition, and/or results of operations. Moreover, although we have insurance to protect us from certain claims and cover certain losses to our property, such insurance may not cover us for the full amount of any losses, or at all, and may be subject to substantial exclusions and deductibles.

We Are Exposed to Various Risks from Our Regulatory Environment

We are subject to various risks in the jurisdictions in which we operate related to (1) new, different, inconsistent, or even conflicting laws, rules, and regulations that may be enacted by legislative or executive bodies and/or regulatory agencies; (2) disagreements or disputes related to international trade; and (3) the interpretation and application of laws, rules, and regulations. As a public company with global operations, we are subject to the laws of multiple jurisdictions and the rules and regulations of various governing bodies, including, but not limited to, those related to import and export controls and other trade restrictions, national and economic security (including receipt or use of designated technologies), intellectual property rights, taxes, financial and other disclosures, corporate governance, data protection, privacy, anti-corruption, such as the Foreign Corrupt Practices Act and other local laws prohibiting corrupt payments to governmental officials, anti-boycott compliance, conflict minerals or other social responsibility legislation, immigration or travel regulations, antitrust regulations, foreign ownership and investment, employment and labor, product and manufacturing regulations, environmental, health, and safety requirements, human rights, and laws or regulations relating to carbon emissions, such as the recent reporting requirements imposed by the State of California that require companies to provide climate-related disclosures, as well as other laws or regulations imposed in response to climate change concerns, among others. Each of these laws, rules, and regulations imposes costs on our business, including financial costs and our management's attention associated with compliance, that could adversely impact our competitive position and our ability to meet customer demand. There have been, and may continue to be, instances of our compliance policies and procedures not being effective to ensure full compliance with all of the laws, rules and regulations to which we are subject. Such instances of non-compliance have presented and may present risks to our business, including the risk of legal, administrative, or regulatory proceedings, claims, demands, inquiries or investigations, fines, criminal penalties, restrictions on our actions or conduct of our business, loss of customer trust, and reputational damage. The occurrence of any of these risks could materially and adversely affect our business, financial condition, and/or results of operations.

To maintain high standards of corporate governance and public disclosure, we intend to continue to invest appropriate resources to comply with evolving standards. Changes in or ambiguous interpretations of laws, regulations, and standards, the speed with which new regulations may be enacted and come into effect, and increasing numbers of overlapping and sometimes inconsistent requirements imposed by regulatory authorities may increase the complexity of our regulatory environment and create uncertainty regarding compliance matters or instances where we may not be in compliance. Efforts to comply with new and changing regulations have resulted in, and are likely to continue to result in, reduced net income, increased capital expenditures, and a diversion of management's time and attention from revenue-generating activities to compliance activities. As we seek to expand our operations into new jurisdictions, grow our business in existing jurisdictions, or as laws, regulations, and standards, or the interpretation or enforcement of such laws, regulations, and standards, evolve, the scope and complexity of our compliance obligations may increase, and we may fail to comply with such laws, regulations, and standards. If we are alleged or found by a court or regulatory agency not to be in compliance with the laws, regulations, or standards, our business, financial condition, competitive position, and/or results of operations could be adversely affected.

Our Financial Results May Be Adversely Impacted by Higher than Expected Tax Rates or Exposure to Additional Tax Liabilities

We are subject to income, transaction, and other taxes in the United States and various foreign jurisdictions, and judgment is required to determine worldwide tax liabilities. The amount of taxes we pay is subject to ongoing audits in various jurisdictions, and a material assessment by a governing tax authority could affect our profitability. As a global company, our effective tax rate is highly dependent upon the geographic composition of worldwide earnings and tax regulations governing each region. Changes in the split of earnings between countries with differing statutory tax rates, in the valuation allowance of deferred tax assets, in tax laws, in material audit assessments, or in expirations of agreements with tax authorities could adversely affect our effective tax rate. In particular, the carrying value of deferred tax assets, which are predominantly in the United States, is dependent upon our ability to generate future taxable income in the United States.

Our Bylaws Designate the Court of Chancery of the State of Delaware as the Sole and Exclusive Judicial Forum for Certain Legal Actions Between the Company and its Stockholders, Which May Discourage Lawsuits with Respect to Such Claims

Our bylaws provide that, unless we consent otherwise, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for lawsuits asserting certain stockholder claims (including claims asserted derivatively for our benefit), such as claims against directors and officers for breach of a fiduciary duty, claims arising under any provision of the General Corporation Law of Delaware or our certificate of incorporation or our bylaws, or claims governed by the internal affairs doctrine. This is a general summary of the bylaw provision; you should refer to the language of the bylaws for details. While the forum provision does not generally apply to direct claims arising under the Securities Exchange Act of 1934 or the Securities Act of 1933, derivative lawsuits that assert legal claims arising under these statutes could fall within the provision, as recent court decisions have held.

As a Delaware corporation, Delaware law controls issues of our internal affairs, including duties that our directors, officers, employees, and others owe to the Company and its stockholders. We believe that our exclusive forum provision benefits us, and our stockholders, by permitting relatively prompt resolution of lawsuits concerning our internal affairs, promoting consistent application of Delaware law in these lawsuits, and reducing the possibility of duplicative, costly, multi-jurisdictional litigation with the potential for inconsistent outcomes. However, the forum provision limits a stockholder's ability to bring a claim in a judicial forum that it believes may be more favorable than Delaware, and this could discourage the filing of such lawsuits.

FINANCIAL, ACCOUNTING AND CAPITAL MARKETS RISKS

The Market for Our Common Stock Is Volatile, Which May Affect Our Ability to Raise Capital or Make Acquisitions or May Subject Our Business to Additional Costs

The market price for our Common Stock is volatile and has fluctuated significantly over the past years. The trading price of our Common Stock could continue to be highly volatile and fluctuate widely in response to a variety of factors, many of which are not within our control or influence. These factors include, but are not limited to, the following:

- general market, semiconductor, or semiconductor equipment industry conditions;
- economic or political events, trends, and unexpected developments occurring nationally, globally, or in any of our key sales regions such as uncertainty regarding economic and other policies and priorities;
- the impact of stagnating or worsening business and economic conditions, including inflationary pressures, general economic slowdown or a recession, actual or anticipated changes in interest rates, reductions in government spending or other changes in monetary policy, or adverse financial or commodity markets activity or macroeconomic conditions, including as a result of geopolitical conflicts;
- our operating and financial performance and the performance of other companies in our industry;
- variations in quarterly results of operations and financial condition, including our liquidity, experienced by us and other companies in our industry;
- variations in our revenues, earnings, or other business and financial metrics from forecasts by us or securities analysts or from those experienced by other companies in our industry;
- announcements of restructurings, reductions in force, departure of key employees, and/or consolidations of operations;
- transactions in our Common Stock by major investors and certain analyst reports, news, social media activity, and speculation;
- margin trading, short sales, hedging and derivative transactions involving our Common Stock;
- government regulations, including export controls, tariffs, or other trade restrictions;
- developments in, or claims relating to, patent, or other proprietary rights;
- technological innovations and the introduction of new products by us or our competitors;
- commercial success or failure of our new and existing products; or
- disruptions of relationships with key customers or suppliers.

In addition, the stock market experiences significant price and volume fluctuations. Historically, we have witnessed significant volatility in the price of our Common Stock due in part to the price of and markets for semiconductors. These and other factors have adversely affected and may again adversely affect the price of our Common Stock, regardless of our actual operating performance. In the past, following volatile periods in the price of their stock, many companies became the object of securities class action litigation. If we are sued in a securities class action, we could incur substantial costs, and it could divert management's attention and resources and have an unfavorable impact on our financial performance and the price for our Common Stock.

We May Incur Impairments to Goodwill or Long-lived Assets

We review our goodwill identified in business combinations for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may exceed the fair value. We review all other long-lived assets, including finite-lived intangible assets, whenever events or changes in circumstance indicate that these assets may not be recoverable. The process of evaluating the potential impairment of goodwill and other long-lived assets requires judgment. Negative industry or economic trends, including reduced market prices of our Common Stock, reduced estimates of future cash flows, disruptions to our business, slower growth rates, or lack of growth in our relevant business units, could lead to impairment charges against our long-lived assets, including goodwill and other intangible assets.

When evaluating goodwill, if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative impairment test is performed and we may be required to record an impairment charge in that period, which could adversely affect our result of operations.

When evaluating other long-lived assets, if we conclude that the estimated undiscounted cash flows attributable to the assets are less than their carrying value, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values, which could adversely affect our results of operations.

Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. We operate in a highly competitive environment and projections of future results of operations and cash flows may vary significantly from actual results. Additionally, if our analysis

indicates potential impairment, we may be required to record additional charges to earnings in our financial statements, which could negatively affect our results of operations.

Our Leverage and Debt Service Obligations May Adversely Affect Our Financial Condition and Results of Operations

We have $3.75 billion in aggregate principal amount of senior unsecured notes outstanding (the "Senior Notes"). Additionally, we have funding available to us under our $2.00 billion commercial paper program and our $2.00 billion revolving credit facility, which serves as a backstop to our commercial paper program. Our revolving credit facility also includes an option to increase the amount up to an additional $750.0 million, for a potential total commitment of $2.75 billion. We may, in the future, decide to enter into additional debt arrangements.

In addition, we have entered, and in the future may enter, into derivative instrument arrangements to hedge against the variability of cash flows due to changes in the benchmark interest rate of fixed rate debt. We could be exposed to losses in the event of nonperformance by the counterparties to our derivative instruments.

Our indebtedness could have adverse consequences, including:

- risk associated with any inability to satisfy our obligations;
- a portion of our cash flows that may have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions, dividends, share repurchases, or general corporate or other purposes; and
- impairment of our ability to obtain additional financing in the future.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory, and other factors. Furthermore, our operations may not generate sufficient cash flows to enable us to meet our expenses and service our debt and our ability to satisfy such obligations will depend in part on the ability of our subsidiaries to provide sufficient funds to us. Such ability may be affected by our subsidiaries' individual operating results and any limitations or restrictions to which they may be or may become subject. As a result, we may need to enter into new financing arrangements to obtain the necessary funds. If we determine it is necessary to seek additional funding for any reason, we may not be able to obtain such funding or, if funding is available, obtain it on acceptable terms. If we fail to make a payment on our debt, we could be in default on such debt, and this default could cause us to be in default on our other outstanding indebtedness. Any default on our debt could materially and negatively affect our results of operations, financial condition, reputation, credit ratings, and cost of borrowing.

Our Credit Agreements Contain Covenant Restrictions That May Limit Our Ability to Operate Our Business

We may be unable to respond to changes in business and economic conditions, engage in transactions that might otherwise be beneficial to us, or obtain additional financing because our debt agreements contain, and any of our other future similar agreements may contain, covenant restrictions that limit our ability to, among other things:

- incur additional debt, assume obligations in connection with letters of credit, or issue guarantees;
- create liens;
- enter into transactions with our affiliates;
- change the nature of our business;
- sell certain assets; and
- merge or consolidate with any person.

Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions. In addition, our failure to comply with these covenants could result in a default under the Senior Notes, or our other debt, which could permit the holders to accelerate such debt. If any of our debt is accelerated, we may not have sufficient funds available to repay such debt, which could materially and negatively affect our results of operations, financial condition, reputation, credit ratings, and cost of borrowing.

There Can Be No Assurance That We Will Continue to Declare Cash Dividends or Repurchase Our Shares at All or in Any Particular Amounts

Our Board of Directors has declared quarterly dividends since April 2014. Our intent to continue to pay quarterly dividends and to repurchase our shares is subject to capital availability and periodic determinations by our Board of Directors that cash dividends and share repurchases are in the best interest of our stockholders and are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends or the repurchasing of shares by us. Future dividends and share repurchases may also be affected by, among other factors, our views on potential future capital requirements for investments in acquisitions and the funding of our research and development; legal risks; changes in federal, state, and international tax laws or corporate laws; contractual restrictions, such as financial or operating covenants in our debt arrangements; availability of onshore cash flow; the ability of our subsidiaries to provide sufficient funds for us; and changes to our business model or our priorities for the use of cash for other purposes. Our dividend payments and share repurchases may change from time to time, and we cannot provide assurance that we will continue to declare dividends or repurchase shares at all or in any particular amounts. A reduction or suspension in our dividend payments or share repurchases could have a negative effect on the price of our Common Stock.

If One or More of Our Counterparty Financial Institutions Default on Their Obligations To Us or Fail, We May Incur Significant Losses

As part of our hedging activities, we enter into transactions involving derivative financial instruments, which may include forward contracts, option contracts, collars, and swaps with various financial institutions. In addition, we have significant amounts of cash, cash equivalents, and other investments on deposit or in accounts with banks or other financial institutions both in and outside of the United States. As a result, we are exposed to the risk of default by or failure of counterparty financial institutions, which may be heightened during economic downturns and periods of uncertainty or volatility in the financial markets. If one of our counterparties were to become insolvent or file for bankruptcy, our ability to recover losses incurred as a result of default, or our assets deposited or held in accounts with such counterparty, may be limited by the counterparty's liquidity or the applicable laws governing the insolvency or bankruptcy proceedings. In the event of default or failure of one or more of our counterparties, we could incur significant losses, which could negatively impact our results of operations, financial condition, and liquidity.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

We recognize the significant role of information security in safeguarding our valuable intellectual property along with the confidentiality, integrity and availability of the data of our customers, employees, and suppliers. We have implemented certain policies, procedures, and systems that are designed to identify and address material risks related to cybersecurity and cybersecurity incidents.

We have a comprehensive enterprise risk management (“ERM”) program, which is implemented by management and overseen by our Board of Directors (“Board”).

Our identification, assessment, and management of material risks from cybersecurity threats is integrated into the Company’s overall ERM system and processes. Our ERM program is designed to leverage existing management processes to (i) identify critical enterprise risks, including both information security and cybersecurity risks, (ii) design and implement appropriate risk mitigation strategies, and (iii) assess the status of risks and mitigation plans.

A key component within our ERM framework is a robust information security risk management program, which includes:

- risk assessments designed to help identify risks to our critical systems, information, services, and our broader global information systems environment;
- a security team principally responsible for managing (i) our cybersecurity risk assessment processes, (ii) our security controls, and (iii) our response to cybersecurity incidents;
- the use of external service providers, where appropriate, to aid in assessing specific risks, provide benchmarking data, provide information regarding trends or recent regulatory changes applicable to our risk profile, or to test or otherwise assist with aspects of our security processes;
- the periodic engagement of an independent third-party expert to evaluate our security capabilities;
- mandatory annual cybersecurity awareness training of our employees, including incident response personnel and senior management, as well as conducting periodic tests with our user population to reinforce good information security practices;
- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents, including those impacting the Company’s manufacturing sites;
- processes to identify vulnerabilities, breach attempts and possible criminal activity by external parties; and
- processes to assess the practices of our suppliers and third-party service providers relative to protecting the security of our information.

The Company holds ISO 27001-2022 certification for information security at our corporate headquarters. Our Chief Information Security Officer (“CISO”), who has over 30 years of experience in information security and technology leadership, has primary responsibility for (i) leading our global information security program, (ii) managing the cybersecurity risks identified as part of the ERM program, and (iii) developing, implementing, and enforcing security policies and maintaining information security systems.

Our global information security program, led by our CISO, includes dedicated teams specialized in (i) identity access management, (ii) incident response, (iii) vulnerability governance, (iv) security operations and engineering (v) governance, risk, and compliance, and (vi) insider risk and intelligence. The members of the information security team are responsible for managing, maintaining, and monitoring the systems and processes that prevent, detect, mitigate and remediate cybersecurity incidents, and for informing our CISO of status of such systems and processes, as well as any significant incidents.

Our Board is responsible for overseeing our strategy and approach to addressing information security risks, including the management and assessment of risks from cybersecurity threats, both directly and through the audit committee. The audit committee is responsible for reviewing and monitoring the Company’s cybersecurity and information security policies and its internal controls regarding cybersecurity and information security. In addition, the audit committee is responsible for regularly reporting to the Board on the substance of such reviews and, as necessary, recommending to the Board such actions as it deems appropriate. Our CISO reports on information security risks at least annually to the Board and quarterly to the audit committee or Board.

We experience cybersecurity and other threats and incidents in the course of our operations. To date, we have not determined that such threats and incidents have materially and adversely affected the Company, including our business strategy, results of operations or financial condition. Furthermore, to date, we have not determined that such threats and incidents are reasonably likely to materially and adversely affect the Company, including our business strategy, results of operations or financial condition.

For additional information on certain risks associated with cybersecurity, please refer to “Our Business Relies on Technology, Data, Intellectual Property and Other Sensitive information That is Susceptible to Cybersecurity and Other Threats or Incidents” in Item 1A: Risk Factors.

Item 2. *Properties*

Our executive offices and principal operating and R&D facilities are located in Fremont and Livermore, California; Tualatin, Oregon; Yongin, Gyeonggi Province, Korea; Bengaluru, India; Salzburg, Austria; and Villach, Austria. In addition, we lease or own properties for our service, technical support, and sales personnel throughout the United States, China, Europe, India, Japan, Korea, Southeast Asia, and Taiwan and lease or own manufacturing and warehouse facilities located in California, Ohio, Oregon, Austria, Korea, Malaysia, and Taiwan. The Company owns the majority of the Fremont, Livermore, and Tualatin facilities, as well as the manufacturing facilities in Sherwood, Oregon; Ohio; and Malaysia. Our Villach, Austria facility is leased; the lease includes an option to renew the lease or purchase the facilities. Our facilities lease obligations are subject to periodic increases. We believe that our existing facilities are well-maintained and in good operating condition.

Item 3. *Legal Proceedings*

Please refer to the subsection entitled “Legal Proceedings” within Note 17: Commitments and Contingencies to our Consolidated Financial Statements included in Part II, Item 8 of this 2026 Form 10-K.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Stock Information

Our Common Stock is traded on the Nasdaq Global Select Market[SM] under the symbol "LRCX." As of August 4, 2026, we had 305 stockholders of record. A substantially greater number of holders of our Common Stock are street name or beneficial holders, whose shares are held by banks, brokers and other financial institutions.

Dividends

Our Board of Directors has declared quarterly dividends since April 2014. Our intent to continue to pay quarterly dividends is subject to capital availability and periodic determinations by our Board of Directors that cash dividends are in the best interest of our stockholders and are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends by us. During fiscal year 2026, our quarterly dividend declared was $0.26 per share.

Repurchases of Company Shares

In May 2024, the Board of Directors authorized management to repurchase up to an additional $10.00 billion of Common Stock; this authorization supplements the remaining balance from any prior authorization. These repurchases can be conducted on the open market or as private purchases and may include the use of derivative contracts with large financial institutions, in all cases subject to compliance with applicable law. This repurchase program has no termination date and may be suspended or discontinued at any time.

Accelerated Share Repurchase Agreements

On March 11, 2026, we entered into an accelerated share repurchase agreement (the "March 2026 ASR") with a financial institution to repurchase a total of $200.0 million of Common Stock. We took an initial delivery of approximately 685 thousand shares, which represented 75% of the prepayment amount divided by our closing stock price on March 11, 2026. The total number of shares received under the March 2026 ASR was based upon the average daily volume weighted average price of our Common Stock during the repurchase period, less an agreed upon discount. Final settlement of the March 2026 ASRs occurred in June 2026, resulting in the receipt of approximately 55 thousand additional shares, which yielded a weighted-average share price of $270.71 for the transaction period, including the effects of a 1% excise tax under the Inflation Reduction Act.

On April 30, 2025, we entered into accelerated share repurchase agreements (the "April 2025 ASRs") with two financial institutions to repurchase a total of $500.0 million of Common Stock. We took an initial delivery of approximately 5.2 million shares, which represented 75% of the prepayment amount divided by our closing stock price on April 30, 2025. The total number of shares received under the April 2025 ASRs was based upon the average daily volume weighted average price of our Common Stock during the repurchase period, less an agreed upon discount. Final settlement of the April 2025 ASRs occurred in September 2025, resulting in the receipt of approximately 317 thousand additional shares, which yielded a weighted-average share price of $91.00 for the transaction period, including the effects of a 1% excise tax under the Inflation Reduction Act.

Share repurchases, including those under the repurchase program, were as follows:

Period	Total Number of Shares Repurchased	Average Price Paid per Share (1,2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Amount Available Under Repurchase Program
	(in thousands, except per share data)			
Available balance as of June 29, 2025				$ 7,517,184
Quarter ended September 28, 2025	9,686 (3)	$ 105.67	9,686 (3)	6,527,138
Quarter ended December 28, 2025	9,387	$ 153.62	9,387	5,085,043
Quarter ended March 29, 2026	3,516 (3)	$ 210.57	3,516 (3)	4,288,665
April 27, 2026 - May 24, 2026	414	$ 287.93	414	4,169,403
May 25, 2026 - June 28, 2026	397 (3)	$ 370.15	397 (3)	4,042,724
Total	23,400	$ 325.14 (4)	23,400	$ 4,042,724

There were no share repurchases in the fiscal month ending April 26, 2026.

(1) Average price paid per share excludes the effect of accelerated share repurchase activities. See additional disclosure above regarding our accelerated share repurchase activity during the fiscal year.

(2) Our net share repurchases are subject to a 1% excise tax under the Inflation Reduction Act. Excise tax incurred reduces the amount available under repurchase programs, as applicable, and is included in the cost of shares repurchased in the Consolidated Statement of Stockholders' Equity and the calculation of the average price paid per share.

(3) Includes shares received at initial or final settlement of accelerated share repurchase agreements; see additional disclosures above regarding our accelerated share repurchase activity during the fiscal year.

(4) Average price paid per share presented is for the quarter ended June 28, 2026.

Cumulative Five-Year Return

The graph below compares Lam Research Corporation's cumulative five-year total shareholder return on Common Stock with the cumulative total returns of the Philadelphia Semiconductor Sector Total Return Index, the Nasdaq Composite Total Return index, and the Standard & Poor's ("S&P") 500 (TR) index. The graph tracks the performance of a $100 investment in our Common Stock and in each of the indices (with the reinvestment of all dividends) for the five years ended June 28, 2026.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*

Among Lam Research Corporation, the Philadelphia Semiconductor Sector Total Return Index, the Nasdaq Composite Total Return Index, and the S&P 500 (TR) Index.


$700
$600
$500
$400
$300
$200
$100
06/25/21
06/26/22
06/25/23
06/30/24
06/29/25
06/28/26
S&P 500 (TR) Index
Nasdaq Composite Total Return Index
Philadelphia Semiconductor Sector Total Return Index
Lam Research Corporation

*$100 invested on June 25, 2021 in stock or index, including reinvestment of dividends.

	June 25, 2021	June 26, 2022	June 25, 2023	June 30, 2024	June 29, 2025	June 28, 2026
Lam Research Corporation	$ 100.00	$ 72.20	$ 99.01	$ 174.88	$ 161.45	$ 633.13
Philadelphia Semiconductor Sector Total Return Index	$ 100.00	$ 84.94	$ 111.16	$ 175.35	$ 179.32	$ 429.87
Nasdaq Composite Total Return Index	$ 100.00	$ 81.39	$ 95.46	$ 126.45	$ 145.57	$ 182.76
S&P 500 (TR) Index	$ 100.00	$ 93.57	$ 105.82	$ 134.93	$ 154.57	$ 186.37

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") generally discusses fiscal year 2026 and 2025 items and year-to-year comparisons between fiscal year 2026 and 2025 and should be read in conjunction with our Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements included in Part II, Item 8 of this 2026 Form 10-K. A discussion of fiscal year 2024 items and year-to-year comparisons between fiscal year 2025 and 2024 that are not included in this 2026 Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended June 29, 2025.

Executive Summary

Lam Research Corporation is a global supplier of innovative wafer fabrication equipment and services to the semiconductor industry. We have built a strong global presence with core competencies in areas like nanoscale manufacturing enablement, chemistry, plasma and fluidics, advanced systems engineering and a broad range of operational disciplines. Our products and services are designed to help our customers build smaller and better performing devices that are used in a variety of electronic products, including mobile phones, personal computers, cloud and enterprise servers, wearables, automotive vehicles, and data storage devices.

Our customer base includes leading semiconductor memory, foundry, and integrated device manufacturers that make products such as NVM, DRAM, and logic devices. Their continued success is part of our commitment to driving semiconductor breakthroughs that define the next generation. Our core technical competency is integrating hardware, process, materials, software, and process control, enabling results on the wafer.

Semiconductor manufacturing, our customers' business, involves the fabrication of multiple dies or integrated circuits on a wafer. This involves the repetition of a set of core processes and can require hundreds of individual steps. Fabricating these devices requires a sequence of highly sophisticated process technologies to integrate an increasing array of new materials with precise control at the atomic scale. Along with meeting technical requirements, wafer processing equipment must deliver high productivity and be cost-effective.

Demand for electronic systems supporting artificial intelligence, cloud infrastructure, communications, automotive, industrial and other intelligent systems is driving the need for high performance, energy efficient and highly integrated semiconductor devices. To meet these requirements, semiconductor manufacturers are adopting vertical scaling approaches, including three-dimensional ("3D") architecture, more sophisticated patterning schemes, new materials, and advanced integration approaches, as traditional two-dimensional scaling is becoming more challenging. These technology inflections are increasing manufacturing complexity and precision requirements in the production of semiconductors driving demand for our advanced semiconductor fabrication technologies and services.

We believe we are in a strong position with our leadership and expertise in deposition, etch, and clean markets to facilitate some of the most significant innovations in semiconductor device manufacturing. Our Customer Support Business Group provides products and services to maximize installed equipment performance, predictability, and operational efficiency. Several factors create opportunities for sustainable differentiation for us: (i) our focus on research and development, with several ongoing programs relating to sustaining engineering, product and process development, and concept and feasibility; (ii) our ability to effectively leverage cycles of learning from our broad installed base; (iii) our collaborative focus with semi-ecosystem partners, including our close-to-customer focus; (iv) our ability to identify and invest in the breadth of our product portfolio to meet technology inflections; and (v) our focus on delivering our multi-product solutions with a goal to enhance the value of Lam's solutions to our customers.

Wafer fabrication equipment investments were strong in the 2025 calendar year, and have continued to grow in 2026 with the AI market driving higher semiconductor industry spending across both the memory and non-memory market segments. In the short term, volatility in the semiconductor industry environment from trade restrictions, tariffs, as well as other direct and indirect risks and uncertainties discussed in Part I, Item 1A, "Risk Factors," have had, and in the future may have, a negative impact on our revenue and operating margin. Over the longer term, we believe that secular demand for semiconductors, combined with technology inflections in our industry, including 3D device scaling, multiple patterning, process flow, and advanced packaging chip integration, will drive sustainable growth and lead to an increase in the served available market for our products and services in the deposition, etch, and clean businesses.

The following table summarizes certain key financial information for the periods indicated below:

	Year Ended		Change	
	June 28, 2026	June 29, 2025	FY26 vs. FY25	
	(in thousands, except per share data, percentages and basis points)			
Revenue	$23,232,690	$18,435,591	$ 4,797,099	26.0 %
Gross margin	$11,725,308	$ 8,979,059	$ 2,746,249	30.6 %
Gross margin as a percent of total revenue	50.5 %	48.7 %	+ 180 bps	
Total operating expenses	$ 3,525,513	$ 3,078,091	$ 447,422	14.5 %
Net income	$ 7,265,396	$ 5,358,217	$ 1,907,179	35.6 %
Net income per diluted share	$ 5.76	$ 4.15	$ 1.61	38.8 %

Fiscal year 2026 revenue increased 26.0% compared to fiscal year 2025, driven by strong customer demand for semiconductor equipment systems, particularly from customers within the foundry market segment, as well as customer support-related revenues. Gross margin as a percentage of revenue increased in fiscal year 2026 compared to fiscal year 2025 largely due to favorable customer mix, partially offset by aluminum and steel tariff-related spend. The increase in operating expenses in fiscal year 2026 compared to fiscal year 2025 was primarily due to employee-related costs from increased headcount and higher supplies spending for research and development.

Our cash and cash equivalents and restricted cash balances totaled approximately $5.60 billion as of June 28, 2026, compared to $6.41 billion as of June 29, 2025. Cash flows provided from operating activities were $5.86 billion for fiscal year 2026 compared to $6.17 billion for fiscal year 2025. Cash flows provided from operating activities in fiscal year 2026 were primarily used for $3.85 billion in treasury stock purchases, including net share settlement of employee stock-based compensation; $1.27 billion in dividends paid to our stockholders; $966.4 million of capital expenditures; and $755.4 million of principal payment on debt instruments and debt issuance costs.

Results of Operations

Revenue

We generate revenue primarily through the sale and service of semiconductor manufacturing equipment. Demand for our products and services is driven by customers' investments in wafer fabrication capacity, technology advancement and installed base support. We present revenue on a disaggregated basis to differentiate between systems revenue and customer support-related revenue. Systems revenue includes sales of new leading-edge equipment in deposition, etch, clean and other wafer fabrication markets. Customer support-related revenue includes sales of customer services, spares, upgrades, and non-leading-edge equipment from the Company's Reliant® product line.

Timing of revenue recognition depends on a number of factors, including customer requirements, resource availability, supply-chain conditions, manufacturing capacity, delivery schedules, and other operational considerations.

We present our revenues disaggregated by geographic region based on the location of customers' facilities to which products were shipped and services were rendered. A significant portion of our revenue is generated outside of the United States.

The following table presents our total revenue and revenue disaggregated by geographic region:

	Year Ended	
	June 28, 2026	June 29, 2025
Revenue (in millions)	$ 23,233	$ 18,436
China	34 %	34 %
Taiwan	22 %	19 %
Korea	19 %	22 %
Japan	9 %	10 %
United States	7 %	7 %
Southeast Asia	6 %	5 %
Europe	3 %	3 %

The following table presents our revenue disaggregated between system and customer support-related revenue:

	Year Ended	
	June 28, 2026	June 29, 2025
	(in thousands)	
Systems Revenue	$ 14,885,488	$ 11,491,280
Customer support-related revenue and other	8,347,202	6,944,311
	$ 23,232,690	$ 18,435,591

Systems revenue increased by $3.39 billion, or 29.5%, in fiscal year 2026 compared to fiscal year 2025 primarily due to foundry equipment customer spending. Customer support-related revenue increased by $1.40 billion, or 20.2%, in fiscal year 2026 compared to fiscal year 2025 mainly due to revenue from spares and non-leading-edge equipment.

The percentage of leading- and non-leading-edge equipment and upgrade revenue from each of the markets we serve was as follows:

	Year Ended	
	June 28, 2026	June 29, 2025
Foundry	54 %	45 %
Memory	39 %	42 %
Logic/integrated device manufacturing	7 %	13 %

The percentage of revenue from the Foundry market segment increased by 900 basis points in fiscal year 2026 compared to fiscal year 2025 due to mature node spending as well as investments in leading-edge equipment. The percentage of revenue from the Memory market segment decreased by 300 basis points in fiscal year 2026 compared to fiscal year 2025 primarily due to timing of customer investments.

The deferred revenue balance decreased to $2.43 billion as of June 28, 2026 compared to $2.68 billion as of June 29, 2025 primarily due a decrease in customer down payments, partially offset by an increase in earned system credits.

Gross Margin

	Year Ended		Change	
	June 28, 2026	June 29, 2025	FY26 vs. FY25	
	(in thousands, except percentages and basis points)			
Gross margin	$11,725,308	$ 8,979,059	$ 2,746,249	30.6 %
Percent of revenue	50.5 %	48.7 %	+ 180 bps	

The increase in gross margin as a percentage of revenue for fiscal year 2026 compared to fiscal year 2025 was largely due to favorable customer mix, partially offset by aluminum and steel tariff-related spend.

Research and Development

	Year Ended		Change	
	June 28, 2026	June 29, 2025	FY26 vs. FY25	
	(in thousands, except percentages and basis points)			
Research & development	$ 2,375,873	$ 2,096,387	$ 279,486	13.3 %
Percent of revenue	10.2 %	11.4 %	- 120 bps	

We continued to make significant R&D investments focused on leading-edge deposition, etch, clean, and other semiconductor manufacturing processes. Fiscal year 2026 R&D expense increased versus fiscal year 2025, due to $131.4 million in employee-related costs from increased headcount and $69.8 million in higher engineering supplies expense.

Selling, General, and Administrative

	Year Ended		Change	
	June 28, 2026	June 29, 2025	FY26 vs. FY25	
	(in thousands, except percentages and basis points)			
Selling, general, and administrative ("SG&A")	$ 1,149,640	$ 981,704	$ 167,936	17.1 %
Percent of revenue	4.9 %	5.3 %	- 40 bps	

The increase in SG&A expense during fiscal year 2026 compared to fiscal year 2025 was mainly driven by an increase of $180.0 million in employee-related costs as a result of additional headcount.

Other Income (Expense), Net

Other income (expense), net, consisted of the following:

	Year Ended		Change	
	June 28, 2026	June 29, 2025	FY26 vs. FY25	
	(in thousands, except percentages)			
Interest income	$ 196,189	$ 231,331	$ (35,142)	(15.2)%
Interest expense	(156,884)	(178,203)	$ 21,319	(12.0)%
Gains on deferred compensation plan related assets, net	73,776	39,121	$ 34,655	88.6 %
Foreign exchange losses, net	(30,082)	(26,412)	$ (3,670)	13.9 %
Other, net	(20,321)	(8,676)	$ (11,645)	134.2 %
	$ 62,678	$ 57,161	$ 5,517	9.7 %

Interest income decreased in fiscal year 2026 compared to fiscal year 2025 primarily due to lower interest rates as well as an impact from slightly lower average invested cash balances versus the prior year.

Interest expense decreased in fiscal year 2026 compared to fiscal year 2025 primarily due to the maturity of $750.0 million of the Company's Senior Notes in March 2026.

The gains on deferred compensation plan related assets, net were driven by fluctuations in the fair market value of the underlying funds.

Foreign exchange fluctuations were primarily due to currency movements against portions of our unhedged balance sheet exposures.

The variation in other, net for the fiscal year 2026 compared to fiscal year 2025 was primarily driven by fluctuations in the fair market value of equity investments.

Income Tax Expense

Our provision for income taxes and effective tax rate for the periods indicated were as follows:

	Year Ended		Change	
	June 28, 2026	June 29, 2025	FY26 vs. FY25	
	(in thousands, except percentages and basis points)			
Income tax expense	$ 997,077	$ 599,912	$ 397,165	66.2 %
Effective tax rate	12.1 %	10.1 %	+ 200 bps	

The increase in the effective tax rate in fiscal year 2026 as compared to fiscal year 2025 was primarily due to the recognition of previously unrecognized tax benefits from lapses of statutes of limitation in fiscal year 2025 and Global Minimum Tax ("GMT") being fully effective in fiscal year 2026, offset by the change in level and proportion of income in higher and lower tax jurisdictions and higher stock-based compensation excess tax benefits in fiscal year 2026.

International revenues account for a significant portion of our total revenues, such that a material portion of our pre-tax income is earned outside the United States. International pre-tax income is generally taxable in the United States at a lower effective tax rate than the federal statutory tax rate. Please refer to Note 7: Income Taxes to our Consolidated Financial Statements in Part II, Item 8 to this 2026 Form 10-K for additional information.

The Organization for Economic Co-operation and Development's Base Erosion and Profit Shifting 2.0 ("BEPS 2.0") GMT was fully effective for us this fiscal year. We assessed GMT under currently enacted legislation and determined that we met transitional safe harbor requirements in most jurisdictions, with limited jurisdictions subject to GMT. We assessed the impact and concluded that it was not material. The impact has been included within income tax expense in fiscal year 2026.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law by U.S. President Donald Trump. The impact on income taxes due to change in legislation is required, under Accounting Standards Codification ("ASC") 740, Income Taxes, to be recognized in the period in which the law is enacted, which was this fiscal year. In general, the OBBBA introduced changes to U.S. taxation, including changes in the taxation of non-U.S. income. We assessed the changes and concluded that they were not material. The impact has been included within income tax expense in fiscal year 2026.

Deferred Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the tax effect of carryforwards. Our gross deferred tax assets were $2.26 billion and $1.90 billion at the end of fiscal years 2026 and 2025, respectively. These gross deferred tax assets were offset by gross deferred tax liabilities of $235.5 million and $197.3 million and a valuation allowance primarily representing our entire California deferred tax asset balance due to the single sales factor apportionment resulting in lower taxable income in California of $464.1 million and $424.3 million at the end of fiscal years 2026 and 2025, respectively. The change in gross deferred tax assets, gross deferred tax liabilities, and valuation allowance between fiscal year 2026 and 2025 is primarily due to increases in gross deferred tax assets for outside basis differences of foreign subsidiaries.

We evaluate if the deferred tax assets are realizable on a quarterly basis and will continue to assess the need for changes in valuation allowances, if any.

Uncertain Tax Positions

We re-evaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Any change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

Critical Accounting Policies and Estimates

A critical accounting policy is defined as one that has both a material impact on our financial condition and results of operations and requires us to make difficult, complex and/or subjective judgments, often as a result of the need to make estimates about matters that are inherently uncertain. The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make certain judgments, estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on historical experience and on various other assumptions we believe to be applicable and evaluate them on an ongoing basis to ensure they remain reasonable under current conditions. Actual results could differ significantly from those estimates, which could have a material impact on our business, results of operations, and financial condition. Our critical accounting estimates include:

- the recognition and valuation of revenue;
- the valuation of inventory, which impacts gross margin; and
- the recognition and measurement of current and deferred income taxes, including the measurement of uncertain tax positions, which impact our provision for income tax expenses.

We believe that the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements regarding the critical accounting estimates indicated above. See Note 2: Summary of Significant Accounting Policies of our Consolidated Financial Statements in Part II, Item 8 of this 2026 Form 10-K for additional information regarding our accounting policies.

Revenue Recognition: We generally consider documentation of terms with an approved purchase order as a customer contract, provided that collection is considered probable, which is assessed based on the creditworthiness of the customer as determined by credit checks, payment histories, and/or other circumstances. The transaction price for our contracts with customers is allocated among the identified performance obligations and consists of both fixed and variable consideration provided it is probable that a significant reversal of revenue will not occur when the uncertainty related to variable consideration is resolved. Fixed consideration includes amounts to be contractually billed to the customer while variable consideration includes estimates for discounts and credits for future usage which are based on contractual terms outlined in volume purchase agreements and other factors known at the time. We generally invoice customers at shipment and for professional services as provided. Revenue for systems and spares are recognized at a point in time, which is generally upon shipment or delivery. Revenue from services is recognized over time as services are completed or ratably over the contractual period of generally one year or less. Revenue is recognized in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We elect to use the practical expedient afforded in the accounting guidance and therefore do not disclose remaining performance obligations for contracts with a

duration of less than one year. Additionally, outstanding customer contracts with remaining durations more than one year are not material as of June 28, 2026.

Inventory Valuation: Inventories are stated at the lower of cost or net realizable value using standard costs that approximate actual cost on a first-in, first-out basis. Inventory in excess of management's estimated usage requirement and obsolete inventory is written down to its estimated net realizable value if less than cost. Estimates of net realizable value include but are not limited to customer demand, management's forecasts related to our future manufacturing schedules, technological and/or market obsolescence, general semiconductor market conditions, and possible alternative uses.

Income Taxes: Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the tax effect of carryforwards. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. The assessment of valuation allowances against our deferred tax assets includes estimation and judgement with respect to future operating results and market conditions. We have an accounting policy election to record deferred taxes related to Global Intangible Low-Taxed Income ("GILTI").

We recognize the benefit from a tax position only if it is more likely than not that the position will be sustained upon audit based solely on the technical merits of the tax position. We have a policy to include interest and penalties related to uncertain tax positions as a component of income tax expense.

Recent Accounting Pronouncements

See Note 3 - Recent Accounting Pronouncements, of our Consolidated Financial Statements, included in Part II, Item 8 of this 2026 Form 10-K for details of any recently adopted or effective accounting pronouncements.

Updates Not Yet Effective

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses," which requires disaggregation of certain expenses in the notes to the financial statements to provide enhanced transparency into the expense captions presented on the face of the income statement. In January 2025, the FASB issued ASU 2025-01 which clarified the effective date for entities that do not have an annual reporting period that ends on December 31st. The guidance is effective for annual periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is required to adopt this standard in fiscal year 2028 for the annual reporting period ending June 25, 2028 either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. The Company will apply the guidance prospectively and is currently in the process of evaluating the impact of adoption on its Consolidated Financial Statements.

In December 2025, the FASB issued ASU 2025-10, "Accounting for Government Grants Received by Business Entities," which introduces guidance for recognizing, measuring, and presenting government grants, addressing diversity in practice. The guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting within those annual reporting periods, with early adoption permitted. The Company is required to adopt this standard in the first quarter of fiscal year 2030. The Company does not expect the adoption of ASU 2025-10 to have an impact on its Consolidated Financial Statements.

Liquidity and Capital Resources

Total gross cash, cash equivalents, and restricted cash balances were $5.60 billion at the end of fiscal year 2026 compared to $6.41 billion at the end of fiscal year 2025. This decrease was primarily due to Common Stock repurchases in connection with our stock repurchase program, dividends paid, capital expenditures, and principal payments on debt instruments, partially offset by cash provided by operating activities.

Cash Flows from Operating Activities

Net cash provided by operating activities of $5.86 billion and $6.17 billion during fiscal year 2026 and 2025, respectively, consisted of:

	Year Ended	
	June 28, 2026	June 29, 2025
	(in thousands)	
Net income	$ 7,265,396	$ 5,358,217
Non-cash charges:		
Depreciation and amortization	441,533	386,277
Deferred income taxes	(289,062)	(363,247)
Equity-based compensation expense	386,381	343,371
Changes in operating asset and liability accounts	(1,913,879)	441,801
Other	(32,712)	6,845
	$ 5,857,657	$ 6,173,264

Significant changes in operating asset and liability accounts, net of foreign exchange impact, in fiscal year 2026 included the following uses of cash: increases in accounts receivable of $1.96 billion and inventory of $93.9 million, combined with decreases in deferred gross profit of $286.4 million, and accrued expenses and other liabilities of $39.3 million. These uses of cash were offset by the following sources of cash: increase in accounts payable of $417.5 million and decrease in prepaid expenses and other current assets of $50.2 million.

Significant changes in operating asset and liability accounts, net of foreign exchange impact, during fiscal year 2025 included the following sources of cash: increases in deferred gross profit of $1.15 billion, accrued expenses and other liabilities of $328.3 million, and accounts payable of $212.0 million. These sources of cash were offset by the following uses of cash: increases in accounts receivable of $858.7 million, prepaid expenses and other current assets of $206.7 million, and inventory of $180.7 million.

The decrease of $315.6 million in net cash provided by operating activities during fiscal year 2026 compared to fiscal year 2025 was primarily due to fluctuations in accounts receivable and deferred gross profit, partially offset by an increase in net income.

Cash Flows from Investing Activities

Net cash used for investing activities during fiscal years 2026 and 2025 was $922.2 million and $708.1 million, respectively, consisting primarily of capital expenditures.

The increase of $214.1 million in net cash used for investing activities during fiscal year 2026 compared to fiscal year 2025 was primarily due to higher capital expenditures to support lab investments in the United States and global growth in manufacturing facilities.

Cash Flows from Financing Activities

Net cash used for financing activities during fiscal year 2026 was $5.72 billion, primarily consisting of $3.85 billion in Common Stock repurchases, including net share settlement on employee stock-based compensation; $1.27 billion of dividends paid; and $755.4 million of principal payments on debt instrument and debt issuance costs, partially offset by $173.4 million of stock issuance and treasury stock reissuances associated with our employee stock-based compensation plans.

Net cash used for financing activities during fiscal year 2025 was $4.94 billion, primarily consisting of $3.42 billion in Common Stock repurchases, including net share settlement on employee stock-based compensation; $1.15 billion of dividends paid; and $507.5 million of principal payments on debt instrument and debt issuance costs, partially offset by $142.6 million of stock issuance and treasury stock reissuances associated with our employee stock-based compensation plans.

The increase of $781.1 million in net cash used for financing activities during fiscal year 2026 compared to fiscal year 2025 was primarily the result of increased Common Stock repurchase activity, principal payments on debt instruments resulting from maturities of our 2026 Senior Notes, and higher dividends paid associated with an increased dividend rate.

Liquidity

Given that the semiconductor industry is highly competitive and has historically experienced rapid changes in demand, we believe that maintaining sufficient liquidity reserves is important to support sustaining levels of investment in R&D and capital infrastructure. Anticipated cash flows from operations based on our current business outlook, combined with our current levels of cash and cash equivalents as of June 28, 2026, are expected to be sufficient to support our anticipated levels of operations, investments, debt service requirements, capital expenditures, capital redistributions, and dividends through at least the next twelve months. However, factors outside of our control, including uncertainty in the global economy and the semiconductor industry, as well as disruptions in credit markets, have in the past, are currently, and could in the future, impact customer demand for our products, as well as our ability to manage normal commercial relationships with our customers, suppliers, and creditors.

Our capital allocation strategy includes a focus to return a portion of our free cash flow to stockholders over time through dividends and share repurchases of Common Stock. Free cash flow is defined as net cash provided by operating activities less cash used for capital expenditures and intangible assets. We expect to fund these capital return activities through future cash provided by operating activities, existing cash and cash equivalents, and/or existing or future available short- and long-term financing.

In March 2026, $750.0 million principal value of our 2026 Senior Notes were settled upon maturity using available cash on hand.

In March 2026, we increased the issuance capacity under our commercial paper program (the "CP Program") from $1.50 billion to $2.00 billion. The net proceeds from the CP Program may be used for general corporate purposes, including repurchases of our Common Stock from time to time under our stock repurchase program. As of June 28, 2026, we had no outstanding borrowings under the CP Program.

Please refer to Note 14, "Long-term Debt and Other Borrowings" to our Consolidated Financial Statements, included in Part II, Item 8 of this 2026 Form 10-K for additional information.

In the longer term, liquidity will depend to a great extent on our future revenues and our ability to appropriately manage our costs based on demand for our products and services. While we have substantial cash balances, we may require additional funding and need or choose to raise the required funds through borrowings or public or private sales of debt or equity securities. We believe that, if necessary, we will be able to access the capital markets on terms and in amounts adequate to meet our objectives. However, domestic and global macroeconomic and political conditions could cause disruptions to the capital markets and otherwise make any financing more challenging, and there can be no assurance that we will be able to obtain such financing on commercially reasonable terms or at all.

Off-Balance Sheet Arrangements and Contractual Obligations

We have certain obligations to make future payments under various contracts, some of which are recorded on our balance sheet and some of which are not. Certain obligations that are recorded on our balance sheet in accordance with GAAP include our long-term debt, operating leases and finance leases; refer to Notes 14 and 15 of our Consolidated Financial Statements in Part II, Item 8 of this 2026 Form 10-K for further discussion. Our off-balance sheet arrangements and our transition tax liability are presented as purchase obligations, refer to Note 17 of our Consolidated Financial Statements in Part II, Item 8 of this 2026 Form 10-K for further discussion. In addition, in the ordinary course of business, we issue purchase orders based on estimates of our production needs, many times well in advance of delivery dates. The commitments under these open purchase orders are not included in the off-balance sheet commitments disclosed in the Notes to the Consolidated Financial Statements, as we generally have the option to cancel the purchase orders at our convenience, reschedule, and/or adjust quantities based on our business needs. As of June 28, 2026, we expect to fulfill approximately $727.9 million within one year related to these arrangements. We also periodically enter into contracts for capital expenditures related to facility and equipment investments. Certain of these arrangements represent purchase obligations with reasonably estimable future obligations and are included in our purchase obligations disclosure in the Notes of our Consolidated Financial Statements, while others are cancellable in accordance with their contractual terms and as such are excluded from the off-balance sheet commitments disclosure.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

Long-Term Debt

As of June 28, 2026, we had $3.75 billion in principal amount of fixed-rate long-term debt outstanding, with a fair value of $3.16 billion. The fair value of our Senior Notes is subject to interest rate risk and market risk. Generally, the fair value of Senior Notes will increase as interest rates fall and decrease as interest rates rise. The interest and market value changes affect the fair value of our Senior Notes but do not impact our financial position, cash flows, or results of operations due to the fixed nature of the debt obligations. We do not carry the Senior Notes at fair value but present the fair value of the principal amount of our Senior Notes for disclosure purposes.

Foreign Currency Exchange ("FX") Risk

We conduct business on a global basis in several major international currencies. As such, we are potentially exposed to adverse as well as beneficial movements in foreign currency exchange rates. The majority of our revenues and expenses are denominated in U.S. dollars. However, we are exposed to foreign currency exchange rate fluctuations on non-U.S. dollar transactions or cash flows.

We enter into foreign currency forward contracts to minimize the short-term impact of exchange rate fluctuations on certain foreign currency denominated monetary assets and liabilities, primarily cash, third-party accounts receivable, accounts payable, and intercompany receivables and payables. In addition, we hedge certain anticipated foreign currency cash flows.

To protect against adverse movements in value of anticipated non-U.S. dollar transactions or cash flows, we enter into foreign currency forward and option contracts that generally expire within 12 months and no later than 24 months. The option contracts include collars, an option strategy that is comprised of a combination of a purchased put option and a written call option with the

same expiration dates and notional amounts but with different strike prices. These foreign currency hedge contracts are designated as cash flow hedges and are carried on our balance sheet at fair value, with the effective portion of the contracts' gains or losses included in accumulated other comprehensive income (loss) and subsequently recognized in earnings in the same period the hedged revenue and/or expense is recognized. The unrealized loss of our outstanding forward and option contracts that are designated as cash flow hedges, as of June 28, 2026, and the change in fair value of these cash flow hedges assuming a hypothetical foreign currency exchange rate movement of plus or minus 10 percent and plus or minus 15 percent are not significant.

We also enter into foreign currency forward contracts to offset the gains and losses generated by the remeasurement of certain non-U.S.-dollar denominated monetary assets and liabilities, primarily cash, third-party accounts receivable, accounts payable, and intercompany receivables and payables. The change in fair value of these balance sheet derivative instruments is recorded into earnings as a component of other income (expense), net, and offsets the change in fair value of the foreign currency denominated monetary assets and liabilities also recorded in other income (expense), net, assuming the derivative instruments fully cover the value of the foreign currency denominated monetary assets and liabilities. The unrealized loss of our balance sheet derivative instruments as of June 28, 2026, and the change in fair value of these contacts, assuming a hypothetical foreign currency exchange rate movement of plus or minus 10 percent and plus or minus 15 percent are not significant. These changes in fair values would be offset in other income (expense), net, by corresponding changes remeasurement gains or losses on foreign currency denominated monetary assets and liabilities, assuming the derivative instruments fully cover the value of the foreign currency denominated monetary assets and liabilities.

Item 8. *Financial Statements and Supplementary Data*

There were no retrospective changes to the Consolidated Statements of Operation for any quarters in the two most recent fiscal years that would require disclosure under Item 302 of Regulation S-K.

Index to Consolidated Financial Statements

LAM RESEARCH CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended		
	June 28, 2026	June 29, 2025	June 30, 2024
Revenue	$ 23,232,690	$ 18,435,591	$ 14,905,386
Cost of goods sold	11,507,382	9,456,532	7,809,220
Restructuring charges, net - cost of goods sold	—	—	43,375
Total cost of goods sold	11,507,382	9,456,532	7,852,595
Gross margin	11,725,308	8,979,059	7,052,791
Research and development	2,375,873	2,096,387	1,902,444
Selling, general, and administrative	1,149,640	981,704	868,247
Restructuring charges, net - operating expenses	—	—	18,187
Total operating expenses	3,525,513	3,078,091	2,788,878
Operating income	8,199,795	5,900,968	4,263,913
Other income (expense), net	62,678	57,161	96,309
Income before income taxes	8,262,473	5,958,129	4,360,222
Income tax expense	(997,077)	(599,912)	(532,450)
Net income	$ 7,265,396	$ 5,358,217	$ 3,827,772
Net income per share:			
Basic	$ 5.79	$ 4.17	$ 2.91
Diluted	$ 5.76	$ 4.15	$ 2.90
Number of shares used in per share calculations:			
Basic	1,255,079	1,286,101	1,314,102
Diluted	1,261,102	1,290,142	1,319,949

See Notes to Consolidated Financial Statements

LAM RESEARCH CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended		
	June 28, 2026	June 29, 2025	June 30, 2024
Net income	$ 7,265,396	$ 5,358,217	$ 3,827,772
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	(39,925)	44,282	(29,080)
Cash flow hedges:			
Net unrealized gains during the period	24,908	20,758	20,370
Net (gains) losses reclassified into net income	(49,492)	7,173	(27,370)
	(24,584)	27,931	(7,000)
Available-for-sale investments:			
Net unrealized gains during the period	—	—	314
Net gains reclassified into net income	—	—	(10)
	—	—	304
Defined benefit plans, net change in unrealized component	(156)	(4,208)	6,054
Other comprehensive (loss) income, net of tax	(64,665)	68,005	(29,722)
Comprehensive income	$ 7,200,731	$ 5,426,222	$ 3,798,050

See Notes to Consolidated Financial Statements

LAM RESEARCH CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	June 28, 2026	June 29, 2025
ASSETS:		
Cash and cash equivalents	$ 5,579,171	$ 6,390,659
Accounts receivable, less allowance of $8,071 as of June 28, 2026 and $6,496 as of June 29, 2025	5,339,682	3,378,071
Inventories	4,276,111	4,307,991
Prepaid expenses and other current assets	415,741	440,274
Total current assets	15,610,705	14,516,995
Property and equipment, net	2,956,472	2,428,744
Goodwill and intangible assets, net	1,895,859	1,808,685
Other assets	3,066,707	2,590,836
Total assets	$ 23,529,743	$ 21,345,260
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Trade accounts payable	$ 1,302,467	$ 854,208
Accrued expenses and other current liabilities	2,351,541	2,394,366
Deferred profit	2,279,168	2,565,540
Current portion of long-term debt and finance lease obligations	4,073	754,311
Total current liabilities	5,937,249	6,568,425
Long-term debt and finance lease obligations	3,730,490	3,730,194
Income taxes payable	681,197	603,412
Other long-term liabilities	709,886	581,610
Total liabilities	11,058,822	11,483,641
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, at par value of $0.001 per share; authorized - 5,000 shares, none outstanding	—	—
Common stock, at par value of $0.001 per share; authorized 4,000,000 shares as of June 28, 2026 and June 29, 2025; issued and outstanding 1,251,278 shares as of June 28, 2026, and 1,268,740 shares as of June 29, 2025	1,251	1,268
Additional paid-in capital	9,244,449	8,697,290
Treasury stock, at cost, 1,710,109 shares as of June 28, 2026, and 1,687,582 shares as of June 29, 2025	(31,597,945)	(27,763,430)
Accumulated other comprehensive loss	(127,088)	(62,423)
Retained earnings	34,950,254	28,988,914
Total stockholders' equity	12,470,921	9,861,619
Total liabilities and stockholders' equity	$ 23,529,743	$ 21,345,260

See Notes to Consolidated Financial Statements

LAM RESEARCH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended		
	June 28, 2026	June 29, 2025	June 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 7,265,396	$ 5,358,217	$ 3,827,772
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	441,533	386,277	359,699
Deferred income taxes	(289,062)	(363,247)	(198,981)
Equity-based compensation expense	386,381	343,371	293,058
Other, net	(32,712)	6,845	10,243
Changes in operating asset and liability accounts:			
Accounts receivable, net of allowance	(1,962,108)	(858,748)	303,443
Inventories	(93,860)	(180,733)	528,723
Prepaid expenses and other assets	50,240	(206,729)	(15,535)
Trade accounts payable	417,507	212,000	125,939
Deferred profit	(286,372)	1,147,759	(277,440)
Accrued expenses and other liabilities	(39,286)	328,252	(304,652)
Net cash provided by operating activities	5,857,657	6,173,264	4,652,269
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures and intangible assets	(966,405)	(759,186)	(396,670)
Proceeds from maturities of available-for-sale securities	—	—	34,336
Proceeds from sales of available-for-sale securities	—	—	3,430
Other, net	44,253	51,094	(11,710)
Net cash used for investing activities	(922,152)	(708,092)	(370,614)

	Year Ended		
	June 28, 2026	June 29, 2025	June 30, 2024
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal payments on long-term debt and finance lease obligations and payments for debt issuance costs	$ (755,428)	$ (507,488)	$ (256,104)
Treasury stock purchases	(3,851,343)	(3,422,321)	(2,842,807)
Dividends paid	(1,270,635)	(1,149,542)	(1,018,915)
Reissuances of treasury stock related to employee stock purchase plan	155,965	140,113	119,966
Proceeds from issuance of common stock	17,447	2,452	15,553
Other, net	(13,793)	143	(13,543)
Net cash used for financing activities	(5,717,787)	(4,936,643)	(3,995,850)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(27,431)	28,324	(22,374)
Net change in cash, cash equivalents and restricted cash	(809,713)	556,853	263,431
Cash, cash equivalents and restricted cash at beginning of year (1)	6,407,656	5,850,803	5,587,372
Cash, cash equivalents and restricted cash at end of year (1)	$ 5,597,943	$ 6,407,656	$ 5,850,803
Schedule of non-cash transactions			
Accrued payables for stock repurchases, including applicable excise tax	$ 34,348	$ 38,525	$ 51,471
Accrued payables for capital expenditures	119,605	80,799	60,826
Dividends payable	325,402	291,981	260,905
Transfers of finished goods inventory to property and equipment	125,691	90,873	71,267
Supplemental disclosures:			
Cash payments for interest	$ 150,101	$ 172,355	$ 173,094

Reconciliation of cash, cash equivalents, and restricted cash	June 28, 2026	June 29, 2025	June 30, 2024
Cash and cash equivalents	$ 5,579,171	$ 6,390,659	$ 5,847,856
Restricted cash and cash equivalents (1)	18,772	16,997	2,947
Total cash, cash equivalents, and restricted cash	$ 5,597,943	$ 6,407,656	$ 5,850,803

(1) Restricted cash is reported within Other assets in the Consolidated Balance Sheets

See Notes to Consolidated Financial Statements

LAM RESEARCH CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except per common share data)

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at June 25, 2023	1,332,966	$ 1,333	$ 7,806,749	$ (21,529,300)	$ (100,706)	$22,032,096	$ 8,210,172
Issuance of common stock	5,243	5	15,548	—	—	—	15,553
Purchase of treasury stock	(37,241)	(37)	—	(2,848,755)	—	—	(2,848,792)
Reissuance of treasury stock	2,801	3	107,691	12,272	—	—	119,966
Equity-based compensation expense	—	—	293,058	—	—	—	293,058
Net income	—	—	—	—	—	3,827,772	3,827,772
Other comprehensive loss	—	—	—	—	(29,722)	—	(29,722)
Cash dividends declared ($0.80 per common share)	—	—	—	—	—	(1,048,553)	(1,048,553)
Balance at June 30, 2024	1,303,769	1,304	8,223,046	(24,365,783)	(130,428)	24,811,315	8,539,454
Issuance of common stock	4,315	4	2,448	—	—	—	2,452
Purchase of treasury stock	(41,812)	(42)	—	(3,409,333)	—	—	(3,409,375)
Reissuance of treasury stock	2,468	2	128,425	11,686	—	—	140,113
Equity-based compensation expense	—	—	343,371	—	—	—	343,371
Net income	—	—	—	—	—	5,358,217	5,358,217
Other comprehensive income	—	—	—	—	68,005	—	68,005
Cash dividends declared ($0.92 per common share)	—	—	—	—	—	(1,180,618)	(1,180,618)
Balance at June 29, 2025	1,268,740	1,268	8,697,290	(27,763,430)	(62,423)	28,988,914	9,861,619
Issuance of common stock	5,065	5	17,442	—	—	—	17,447
Purchase of treasury stock	(25,034)	(25)	—	(3,847,141)	—	—	(3,847,166)
Reissuance of treasury stock	2,507	3	143,336	12,626	—	—	155,965
Equity-based compensation expense	—	—	386,381	—	—	—	386,381
Net income	—	—	—	—	—	7,265,396	7,265,396
Other comprehensive loss	—	—	—	—	(64,665)	—	(64,665)
Cash dividends declared ($1.04 per common share)	—	—	—	—	—	(1,304,056)	(1,304,056)
Balance at June 28, 2026	1,251,278	$ 1,251	$ 9,244,449	$ (31,597,945)	$ (127,088)	$34,950,254	$12,470,921

See Notes to Consolidated Financial Statements

Note 1: Company and Industry Information

The Company designs, manufactures, markets, refurbishes, and services semiconductor processing equipment used in the fabrication of integrated circuits. Semiconductor manufacturing, our customers' business, involves the complete fabrication of multiple dies or integrated circuits on a wafer. This involves the repetition of a set of core processes and can require hundreds of individual steps. Fabricating these devices requires highly sophisticated process technologies to integrate an increasing array of new materials with precise control at the atomic scale. Along with meeting technical requirements, wafer processing equipment must deliver high productivity and be cost-effective.

The Company sells its products and services primarily to companies involved in the production of semiconductors in the United States, China, Europe, Japan, Korea, Southeast Asia, and Taiwan.

The semiconductor industry is cyclical in nature and has historically experienced periodic downturns and upturns. Today's leading indicators of changes in customer investment patterns, such as electronics demand, memory pricing, and foundry utilization rates, may not be any more reliable than in prior years. Demand for the Company's equipment can vary significantly from period to period as a result of various factors including, but not limited to, economic conditions; supply, demand, and prices for semiconductors; customer capacity requirements; and the Company's ability to develop and market competitive products. For these and other reasons, the Company's results of operations for fiscal years 2026, 2025, and 2024 may not necessarily be indicative of future operating results.

Note 2: Summary of Significant Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make judgments, estimates, and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience and on various other assumptions it believes to be applicable and evaluates them on an ongoing basis to ensure they remain reasonable under current conditions. Actual results could differ significantly from those estimates.

Revenue Recognition: The Company generally considers documentation of terms with an approved purchase order as a customer contract, provided that collection is considered probable, which is assessed based on the creditworthiness of the customer as determined by credit checks, payment histories, and/or other circumstances. The transaction price for contracts with customers is allocated among the identified performance obligations and consists of both fixed and variable consideration provided it is probable that a significant reversal of revenue will not occur when the uncertainty related to variable consideration is resolved. Fixed consideration includes amounts to be contractually billed to the customer while variable consideration includes estimates for discounts and credits for future usage which are based on contractual terms outlined in volume purchase agreements and other factors known at the time. The Company generally invoices customers at shipment and for professional services as provided. Customer invoices are generally due within 30 to 90 days after issuance. The Company's contracts with customers typically do not include significant financing components as the period between the transfer of performance obligations and timing of payment are generally within one year. Revenue for systems and spares are recognized at a point in time, which is generally upon shipment or delivery. Revenue from services is recognized over time as services are completed or ratably over the contractual period of generally one year or less. Revenue is recognized in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The Company elects to use the practical expedient afforded in the accounting guidance and therefore does not disclose remaining performance obligations for contracts with a duration of less than one year. Additionally, outstanding customer contracts with remaining durations more than one year are not material as of June 28, 2026.

Inventory Valuation: Inventories are stated at the lower of cost or net realizable value using standard costs that approximate actual costs on a first-in, first-out basis. Management evaluates the need to record adjustments for impairment of inventory at least quarterly. The Company's policy is to assess the valuation of all inventories including manufacturing raw materials, work-in-process, finished goods, and spare parts in each reporting period. Inventory in excess of management's estimated usage requirement and obsolete inventory is written down to its estimated net realizable value if less than cost. Estimates of net realizable value include but are not limited to management's forecasts related to customer demand, the Company's future manufacturing schedules, technological and/or market obsolescence, general semiconductor market conditions, and possible alternative uses. If future customer demand or market conditions are less favorable than the Company's projections, additional inventory write-downs may be required and would be reflected in cost of goods sold in the period in which the revision is made.

Warranty: Typically, the sale of semiconductor capital equipment includes providing parts and service warranties to customers as part of the overall price of the system. The Company provides standard warranties for its systems. The Company records a provision for estimated warranty expenses to cost of sales for each system when it recognizes revenue. The Company does not maintain general or unspecified reserves; all warranty reserves are related to specific systems. All actual or estimated parts and labor costs incurred in subsequent periods are charged to those established reserves on a system-by-system basis.

While the Company periodically monitors the performance and cost of warranty activities, if actual costs incurred are different than its estimates, the Company may recognize adjustments to provisions in the period in which those differences arise or are identified.

Equity-based Compensation — Employee Stock Plans: The Company recognizes the fair value of equity-based compensation expense. The Company determines the fair value of its service-based restricted stock units based upon the fair market value of the Company's Common Stock at the date of grant, discounted for dividends, and estimates the fair value of its market-based performance restricted stock units using a Monte Carlo simulation model at the date of the grant. The Company estimates the fair value of its stock options using a Black-Scholes option valuation model. This model requires the input of subjective assumptions, including expected stock price volatility and the estimated life of each award. The Company amortizes the fair value of equity-based awards over the vesting periods of the award and has elected to use the straight-line method of amortization.

Income Taxes: Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the tax effect of carryforwards. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Realization of its net deferred tax assets is dependent on future taxable income. The Company believes it is more likely than not that such assets will be realized; however, ultimate realization could be negatively impacted by market conditions and other variables not known or anticipated at this time. In the event that the Company determines that it will not be able to realize all or part of its net deferred tax assets, an adjustment will be charged to earnings in the period such determination is made. Likewise, if the Company later determines that it is more likely than not that the deferred tax assets will be realized, then the previously provided valuation allowance will be reversed. The Company has an accounting policy election to record deferred taxes related to GILTI.

The Company recognizes the benefit from a tax position only if it is more likely than not that the position will be sustained upon audit based solely on the technical merits of the tax position. The Company has a policy to include interest and penalties related to uncertain tax positions as a component of income tax expense.

Goodwill and Intangible Assets: The valuation of intangible assets acquired in a business combination requires the use of management estimates including but not limited to estimating future expected cash flows from assets acquired and determining discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. Estimates associated with the accounting for acquisitions may change as additional information becomes available. The Company amortizes intangible assets with estimable useful lives over their respective estimated useful lives.

Goodwill represents the amount by which the purchase price in each business combination exceeds the fair value of the net tangible and identifiable intangible assets acquired. Each component of the Company for which discrete financial information is available and for which management regularly reviews the results of operations is considered a reporting unit. All goodwill acquired in a business combination is assigned to one or more reporting units as of the acquisition date. Goodwill is assigned to the Company's reporting units that are expected to benefit from the synergies of the combination. The goodwill assigned to a reporting unit is the difference between the acquisition consideration assigned to the reporting unit on a relative fair value basis and the fair value of acquired assets and liabilities that can be specifically attributed to the reporting unit.

The Company reviews goodwill at least annually for impairment during the fourth quarter of each fiscal year and if certain events or indicators of impairment occur between annual impairment tests. When reviewing goodwill for impairment, the Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In performing a qualitative assessment, it considers business conditions and other factors including, but not limited to (i) adverse industry or economic trends, (ii) restructuring actions and lower projections that may impact future operating results, (iii) sustained decline in share price, and (iv) overall financial performance and other events affecting the reporting units. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative impairment test is performed by estimating the fair value of the reporting unit and comparing it to its carrying value, including goodwill allocated to that reporting unit. The Company did not record impairments of goodwill during the years ended June 28, 2026, June 29, 2025, or June 30, 2024.

Impairment of Long-lived Assets (Excluding Goodwill: The Company reviews intangible assets whenever events or circumstances indicate that the carrying value of an asset or asset group may not be recoverable. If such indicators are present, the Company determines whether the sum of the estimated undiscounted cash flows attributable to the assets is less than their carrying value. If the sum is less, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals, or other methods. The Company recognizes an impairment charge to the extent the fair value attributable to the asset are less than the asset's carrying value. The fair value of the asset then becomes the asset's new carrying value, which the Company depreciates over the remaining estimated useful life of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value. For the periods presented, impairment of long-lived assets were not material. In addition, for fully amortized intangible assets, we derecognize the gross cost and accumulated amortization in the period we determine the intangible asset no longer enhances future cash flows.

Fiscal Year: The Company follows a 52/53-week fiscal reporting calendar, and its fiscal year ends on the last Sunday of June each year. The Company's fiscal years ending on June 28, 2026 and June 29, 2025 included 52 weeks, and the fiscal year ended June 30, 2024 included 53 weeks.

Principles of Consolidation: The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents and Investments: Investments purchased with an original maturity of three months or less are considered cash equivalents. The Company also invests in certain mutual funds, which include equity and fixed-income securities, related to its obligations under its deferred compensation plan, and such investments are classified as trading securities on the Consolidated Balance Sheets. All of the Company's other investments are classified as available-for-sale at the respective balance sheet dates. The Company accounts for its investment portfolio at fair value. Investments classified as trading securities are recorded at fair value based upon quoted market prices. Differences between the cost and fair value of trading securities are recognized as Other income (expense), net in the Consolidated Statement of Operations. The investments classified as available-for-sale are recorded at fair value based upon quoted market prices, and difference between the cost and fair value of available-for-sale securities is presented as a component of accumulated other comprehensive income (loss). The Company evaluates its investments with fair value less than amortized cost by first considering whether the Company has the intent to sell the security or whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. In either such situation, the difference between fair value and amortized cost is recognized as a loss in the Consolidated Statement of Operations. Where such sales are not likely to occur, the Company considers whether a portion of the loss is the result of a credit loss. To the extent such losses are the result of credit losses, those amounts are recognized in the Consolidated Statement of Operations. All other differences between fair value and amortized cost are recognized in other comprehensive income. No such losses were recognized through the Consolidated Statement of Operations during the years ended June 28, 2026, June 29, 2025 and June 30, 2024.

Allowance for Expected Credit Losses: The Company maintains an allowance for expected losses resulting from the inability of its customers to make required payments. The Company evaluates its allowance for expected credit losses based on a combination of factors. In circumstances where specific invoices are deemed uncollectible, the Company provides a specific allowance against the amount due to reduce the net recognized receivable to the amount it reasonably believes will be collected. The Company also provides allowances based on its write-off history. Bad debt expense was not material for fiscal years ended June 28, 2026, June 29, 2025, and June 30, 2024.

Property and Equipment: Property and equipment is stated at cost, less recognized impairments, if any. Equipment is depreciated by the straight-line method over the estimated useful lives of the assets, generally three to seven years. Furniture and fixtures are depreciated by the straight-line method over the estimated useful lives of the assets, generally five years. Software is amortized by the straight-line method over the estimated useful lives of the assets, generally three to five years. Buildings are depreciated by the straight-line method over the estimated useful lives of the assets, generally twenty-five years. Leasehold improvements are generally amortized by the straight-line method over the shorter of the life of the related asset or the term of the underlying lease. Amortization of finance leases is included with depreciation expense.

Derivative Financial Instruments: In the normal course of business, the Company's financial position is routinely subjected to market risk associated with interest rate and foreign currency exchange rate fluctuations. The Company's policy is to mitigate the effect of interest rate fluctuations on certain proposed debt instruments and exchange rate fluctuations on certain foreign currency denominated business exposures. The Company has a policy that allows the use of derivative financial instruments to hedge foreign currency exchange rate fluctuations on forecasted revenue and expenses and net monetary assets or liabilities denominated in various foreign currencies. The Company carries derivative financial instruments (derivatives) on the balance sheet at their fair values. The Company does not use derivatives for trading or speculative purposes. The Company does not believe that it is exposed to more than a nominal amount of credit risk in its interest rate and foreign currency hedges, as counterparties are large, global and well-capitalized financial institutions. The Company maintains an active currency hedging program and believes there is minimal risk that appropriate derivatives to maintain the Company's hedging program would not be available in the future.

To hedge foreign currency risks, the Company uses foreign currency exchange forward and option contracts, where possible and prudent. These hedge contracts are valued using standard valuation formulas with assumptions about future foreign currency exchange rates derived from existing exchange rates, interest rates, and other market factors.

The Company considers its most current forecast in determining the level of foreign currency denominated revenue and expenses to hedge as cash flow hedges. The Company combines these forecasts with historical trends to establish the portion of its expected volume to be hedged. The revenue and expenses are hedged and designated as cash flow hedges to protect the Company from exposures to fluctuations in foreign currency exchange rates. If the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the related hedge gains and losses on the cash flow hedge are reclassified from Accumulated other comprehensive income (loss) to Other income (expense), net on the Consolidated Statement of Operations at that time.

Leases: Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company includes renewals and terminations in the calculation of the right-of-use asset and liability when the provision is reasonably certain to be exercised. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future lease payments when the rate implicit in the lease is unknown.

The Company has elected the following practical expedients and accounting policy elections for accounting under ASC 842: (i) leases with an initial lease term of 12 months or less are not recorded on the balance sheet; and (ii) lease and non-lease components of a contract are accounted for as a single lease component.

Guarantees: The Company’s guarantees generally include certain indemnifications to its lessors for environmental matters, potential overdraft protection obligations to financial institutions related to one of the Company’s subsidiaries, indemnifications to the Company’s customers for certain infringement of third-party intellectual property rights by its products and services, indemnifications for its officers and directors, and the Company’s warranty obligations under sales of its products.

Government Assistance: For government grants, the Company recognizes a benefit in the Consolidated Statement of Operations, as a reduction to the expense for which the individual government grant (“Grant” or “Grants”) is designed to compensate, over the duration of the program when the Company has reasonable assurance that it will comply with the conditions under the Grant and that the Grant will be received. Grants related to investments in property and equipment are recognized as a reduction to the cost basis of the underlying assets with an ongoing reduction to depreciation expense over the assets’ estimated useful life. Operating-related grants are recorded as a reduction to expense in the same line item on the Consolidated Statements of Operation as the expenditure for which the incentive is intended to compensate.

Foreign Currency Translation: The Company’s non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, primarily generate and expend cash in their local currency. Accordingly, all balance sheet accounts of these local functional currency subsidiaries are translated into U.S. dollars at the fiscal period-end exchange rate, and income and expense accounts are translated into U.S. dollars using average rates in effect for the period, except for costs related to those balance sheet items that are translated using historical exchange rates. The resulting translation adjustments are recorded as cumulative translation adjustments and are a component of Accumulated other comprehensive income (loss). Remeasurement adjustments are recorded in Other income (expense), net, where the U.S. dollar is the functional currency and the Company transacts in a currency other than the functional currency.

Note 3: Recent Accounting Pronouncements

Recently Adopted or Effective

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires public entities to disclose consistent categories and greater disaggregation of information in the rate reconciliation and for income taxes paid. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. The Company adopted this standard prospectively in fiscal year 2026 for the annual reporting period ending June 28, 2026. The adoption of ASU 2023-09 did not have an impact on the Company’s Consolidated Financial Statements other than expanded tax footnote disclosures.

Note 4: Revenue

Disaggregation of Revenue

The following table presents the Company’s revenue disaggregated between systems and customer-support related revenue:

	Year Ended		
	June 28, 2026	June 29, 2025	June 30, 2024
		(in thousands)	
Systems Revenue	$ 14,885,488	$ 11,491,280	$ 8,921,643
Customer support-related revenue and other	8,347,202	6,944,311	5,983,743
	$ 23,232,690	$ 18,435,591	$ 14,905,386

Systems revenue includes sales of new leading-edge equipment in deposition, etch, clean and other water fabrication markets.

Customer support-related revenue includes sales of customer service, spares, upgrades, and non-leading-edge equipment from the Company’s Reliant® product line.

The Company operates in one reportable business segment: manufacturing and servicing of wafer processing semiconductor manufacturing equipment. Refer to Note 19: Segment, Geographic Information, and Major Customers for additional information regarding the Company’s evaluation of reportable business segments and the disaggregation of revenue by the geographic regions in which the Company operates.

Additionally, the Company serves three primary markets: memory, foundry, and logic/integrated device manufacturing. The following table presents the percentages of leading- and non-leading-edge equipment and upgrade revenue to each of the primary markets the Company serves:

	Year Ended		
	June 28, 2026	June 29, 2025	June 30, 2024
Foundry	54 %	45 %	40 %
Memory	39 %	42 %	42 %
Logic/integrated device manufacturing	7 %	13 %	18 %

Deferred Revenue

Revenue of $2.09 billion included in deferred profit at June 29, 2025 was recognized during fiscal year 2026, representing 78% of the $2.68 billion of deferred revenue as of June 29, 2025.

The following table summarizes the transaction price for contracts that have not yet been recognized as revenue as of June 28, 2026 and when the Company expects to recognize the amounts as revenue:

	Less than 1 Year	1-3 Years	More than 3 Years	Total
		(in thousands)		
Deferred revenue	$ 1,798,139	$ 460,673 (1)	$ 175,184 (1)	$ 2,433,996

(1) This amount is reported in Deferred profit on the Company's Consolidated Balance Sheets as the customers can demand the performance to be satisfied at any time.

Note 5: Equity-based Compensation Plan

The Company has stock plans that provide for grants of non-qualified equity-based awards of the Company's Common Stock to eligible employees and non-employee directors, including stock options, service-based restricted stock units ("service-based RSUs"), and market-based performance restricted stock units ("market-based PRSUs"). An option is a right to purchase Common Stock at a set price. A restricted stock unit award is an agreement to issue a set number of shares of Common Stock at the time of vesting. The Company also has an employee stock purchase plan that allows eligible employees to purchase its Common Stock at a discount through payroll deductions.

The Lam Research Corporation 2015 Stock Incentive Plan, as amended, and the Lam Research Corporation 2025 Stock Incentive Plan (collectively the "Stock Plans") were approved by the stockholders and provide for the grant of non-qualified equity-based awards to eligible employees, consultants, advisors, and non-employee directors of the Company and its subsidiaries. The 2025 Stock Incentive Plan was approved by shareholders on November 4, 2025 and authorizes up to 96.8 million shares available for issuance under the plan. Additionally, 62.8 million shares that remained available for grant under the Company's 2015 Stock Incentive plan, as amended were added to the shares available for issuance under the 2025 Stock Incentive plan. As of June 28, 2026, 159.9 million shares remain available for future issuance under the Stock Plans to satisfy stock option exercises and vesting of awards.

The Company recognized the following equity-based compensation expense (including expense related to the employee stock purchase plan) and related income tax benefit in the Consolidated Statements of Operations:

	Year Ended		
	June 28, 2026	June 29, 2025	June 30, 2024
		(in thousands)	
Equity-based compensation expense	$ 386,381	$ 343,371	$ 293,058
Income tax benefit recognized related to equity-based compensation	$ 23,505	$ 22,242	$ 38,157
Income tax benefit realized from the exercise and vesting of options and RSUs	$ 90,697	$ 28,727	$ 75,441

The estimated fair value of the Company's equity-based awards, less expected forfeitures, is amortized over the awards' vesting terms on a straight-line basis.

Restricted Stock Units

During fiscal years 2026, 2025, and 2024, the Company issued both service-based RSUs and market-based PRSUs. Service-based RSUs typically vest annually over a period of 3 years or less. Market-based PRSUs generally vest three years from the grant date if certain performance and employment criteria are achieved.

For the market-based PRSUs granted in the 2026 and 2025 fiscal years, the number of shares that can be earned over the performance period is based on the Company's total shareholder return ("TSR") relative to other companies in the Philadelphia Semiconductor Index ("XSOX"), and ranges from 0% to 150% of target. Total shareholder return is a measure of stock price appreciation in the performance period, adjusted for the reinvestment of dividends. Relative TSR performance is measured using the average closing prices of each XSOX company for the 50-trading days prior to the dates the performance period begins and ends. The target number of shares is earned based on the percentile ranking of the Company's TSR among the TSRs for the companies making up the XSOX Index. If the Company's TSR is negative over the performance period, the payout will be capped at 100%, regardless of the percentile ranking.

For market-based PRSUs granted in the 2024 fiscal year, the number of shares that can be earned over the performance periods is based on the Company's Common Stock price performance compared to the market price performance of the Philadelphia Semiconductor Total Return Index ("XSOX"), and ranges from 0% to 150% of target. The stock price performance or market price performance is measured using the average closing price for the 50-trading days prior to the dates the performance period begins and ends. The target number of shares represented by the market-based PRSUs is increased by 2% of target for each 1% that Common Stock price performance exceeds the market price performance of the designated benchmark index.

The following table summarizes the Company's combined service-based RSUs and market-based PRSUs:

	Number of Shares (in thousands)	Weighted-Average Grant Date Fair Value
Outstanding, June 29, 2025	8,964	$ 74.09
Granted	2,086	227.99
Vested	(4,706)	64.37
Forfeited or canceled	(414)	86.21
Outstanding, June 28, 2026	5,930	$ 124.83

Of the 5,930 thousand shares outstanding at June 28, 2026, 4,714 thousand are service-based RSUs and 1,216 thousand are market-based PRSUs. The fair value of the Company's service-based RSUs was calculated based on the fair market value of the Company's stock at the date of grant, discounted for dividends. The fair value of the Company's market-based PRSUs granted during fiscal years 2026, 2025, and 2024 was calculated using a Monte Carlo simulation model at the date of the grant, resulting in a weighted average grant-date fair value per share of $283.38, $85.18, and $102.77, respectively. The total fair value of service-based RSUs and market-based RSUs that vested during fiscal years 2026, 2025, and 2024 was $293.7 million, $249.9 million, and $242.8 million, respectively.

As of June 28, 2026, the Company had $567.7 million of total unrecognized compensation expense which is expected to be recognized over a weighted-average remaining period of approximately 2.1 years.

Stock Options

The Company granted stock options with a 7-year maximum contractual term to a limited group of executive officers during fiscal years 2025 and 2024. No stock options were granted during fiscal year 2026. Stock options typically vest over a period of three years or less. The Company had 916 thousand options outstanding at June 28, 2026 with a weighted-average exercise price of $60.48 per share, of which 822 thousand were exercisable with a weighted-average exercise price of $56.28 per share. As of June 28, 2026, the Company had $2.6 million of total unrecognized compensation expense related to unvested stock options granted and outstanding which is expected to be recognized over a weighted-average remaining period of nine months.

ESPP

The Company has an employee stock purchase plan (the "ESPP") which allows employees to designate a portion of their base compensation to be deducted and used to purchase the Company's Common Stock at a purchase price per share of the lower of 85% of the fair market value of the Company's Common Stock on the first or last day of the applicable purchase period. Typically, each offering period lasts 12 months and contains one interim purchase date.

During fiscal year 2026, approximately 2,552 thousand shares of the Company's Common Stock were sold to employees under the ESPP. At June 28, 2026, approximately 45.8 million shares were available for purchase, and the Company had $69.9 million of total unrecognized compensation cost, which is expected to be recognized over a remaining period of approximately ten months.

Note 6: Other Income (Expense), Net

The significant components of Other income (expense), net, were as follows:

	Year Ended		
	June 28, 2026	June 29, 2025	June 30, 2024
	(in thousands)		
Interest income	$ 196,189	$ 231,331	$ 251,938
Interest expense	(156,884)	(178,203)	(185,236)
Gains on deferred compensation plan related assets, net	73,776	39,121	58,767
Foreign exchange losses, net	(30,082)	(26,412)	(4,837)
Other, net	(20,321)	(8,676)	(24,323)
	$ 62,678	$ 57,161	$ 96,309

Interest income in fiscal year 2026 decreased compared to fiscal year 2025 primarily due to lower interest rates as well as an impact from slightly lower average invested cash balances versus the prior year. Interest income in fiscal year 2025 decreased compared to fiscal year 2024, primarily due to lower interest rates, partially offset by higher average cash balances.

Interest expense decreased in fiscal year 2026 compared to fiscal year 2025 primarily due to the maturity of $750.0 million of the Company's Senior Notes in March 2026. Interest expense decreased in fiscal year 2025 compared to fiscal year 2024 primarily due to the maturity of $500.0 million of the Company's Senior Notes in March 2025.

The gains on deferred compensation plan related assets, net in fiscal years 2026, 2025 and 2024 were driven by fluctuations in the fair market value of the underlying funds.

Foreign exchange fluctuations in fiscal years 2026, 2025 and 2024 were primarily due to currency movements against portions of our unhedged balance sheet exposures.

The variations in other, net for the year ended June 28, 2026 compared to the years ended June 29, 2025 and June 30, 2024 were primarily driven by fluctuations in the fair market value of equity investments.

Note 7: Income Taxes

The components of income before income taxes were as follows:

	Year Ended		
	June 28, 2026	June 29, 2025	June 30, 2024
	(in thousands)		
United States	$ 535,542	$ 219,435	$ 282,736
Foreign	7,726,931	5,738,694	4,077,486
	$ 8,262,473	$ 5,958,129	$ 4,360,222

Significant components of the provision (benefit) for income taxes attributable to income before income taxes were as follows:

	Year Ended		
	June 28, 2026	June 29, 2025	June 30, 2024
	(in thousands)		
Federal:			
Current	$ 959,341	$ 701,819	$ 566,106
Deferred	(270,392)	(372,783)	(186,238)
	688,949	329,036	379,868
State:			
Current	28,697	22,979	20,081
Deferred	(5,645)	12,448	(15,118)
	23,052	35,427	4,963
Foreign:			
Current	298,100	238,363	143,595
Deferred	(13,024)	(2,914)	4,024
	285,076	235,449	147,619
Total provision for income taxes	$ 997,077	$ 599,912	$ 532,450

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the tax effect of carryforwards. Significant components of the Company's net deferred tax assets and liabilities were as follows:

	June 28, 2026	June 29, 2025
	(in thousands)	
Deferred tax assets:		
Tax carryforwards	$ 470,727	$ 431,533
Allowances and reserves	281,612	260,266
Outside basis differences of foreign subsidiaries	1,250,897	1,002,861
R&D capitalization	126,910	96,594
Operating lease liabilities	72,236	50,722
Other	61,039	54,749
Gross deferred tax assets	2,263,421	1,896,725
Valuation allowance	(464,134)	(424,347)
Net deferred tax assets	1,799,287	1,472,378
Deferred tax liabilities:		
Capital assets	(146,147)	(129,145)
Right-of-use assets	(72,236)	(50,722)
Other	(17,144)	(17,472)
Gross deferred tax liabilities	(235,527)	(197,339)
Net deferred tax assets	$ 1,563,760	$ 1,275,039

Realization of the Company's net deferred tax assets is based upon the weighting of available evidence, including such factors as the recent earnings history and expected future taxable income. The Company believes it is more likely than not that such deferred tax assets will be realized with the exception of $464.1 million primarily related to California deferred tax assets. At June 28, 2026, the Company continued to record a valuation allowance to offset the entire California deferred tax asset balance due to the single sales factor apportionment resulting in lower taxable income in California.

At June 28, 2026, the Company had state tax credit carryforwards of $705.6 million. Substantially all of these credits can be carried forward indefinitely.

The Company adopted ASU 2023-09 on a prospective basis beginning with the fiscal year ended June 28, 2026. The following table presents required disclosures pursuant to ASU 2023-09 and reconciles the U.S. federal statutory tax amount and rate to the Company's Consolidated effective amount and rate for the year ended June 28, 2026:

	Year Ended June 28, 2026	
	Amount	Percent
	(in thousands)	
Income tax expense computed at federal statutory rate	$ 1,735,119	21.0 %
State and local income taxes, net of federal income tax effect	12,265	0.2 %
Foreign tax effects		
Malaysia		
Statutory tax rate differential	223,945	2.7 %
Incentive agreement	(1,682,441)	(20.4)%
Other	2,784	— %
Other foreign jurisdictions	12,426	0.2 %
Effect of changes in tax laws or rates enacted in the current period	27,450	0.3 %
Effect of cross-border tax laws		
Global intangible low-taxed income	305,392	3.7 %
Foreign income inclusions taxable at U.S. statutory rate - Subpart F	413,370	5.0 %
Other	(1,241)	— %
Tax credits		
Research and development	(108,401)	(1.3)%
Other	(436)	— %
Nontaxable or nondeductible items	(82,024)	(1.0)%
Changes in uncertain tax positions	136,674	1.7 %
Other adjustments	2,195	— %
Income tax expense, effective tax rate	$ 997,077	12.1 %

At June 28, 2026, the state and local income taxes in Oregon and Minnesota comprised the majority of the state and local income taxes, net of federal tax effect category.

The effect of cross-border tax laws category includes the benefit of foreign tax credits associated with foreign earnings subject to U.S. taxation. The Company presents this category on a net basis as the foreign tax credits directly offset the related U.S. tax liability.

The following table presents the required disclosures prior to the Company's adoption of ASU 2023-09 and reconciles income tax expense provided at the federal statutory rate (21% in fiscal years 2025 and 2024) to actual income tax expense for the fiscal years ended June 29, 2025 and June 30, 2024.

	Year Ended	
	June 29, 2025	June 30, 2024
	(in thousands)	
Income tax expense computed at federal statutory rate	$ 1,251,207	$ 915,647
State income taxes, net of federal tax benefit	(13,581)	(37,965)
Foreign income taxed at different rates	(451,199)	(313,795)
Settlements and reductions in uncertain tax positions	(266,805)	(18,947)
Tax credits	(116,699)	(125,523)
State valuation allowance, net of federal tax benefit	42,759	44,916
Equity-based compensation	17,391	(11,296)
Increases in uncertain tax positions	138,029	62,333
Other permanent differences and miscellaneous items	(1,190)	17,080
	$ 599,912	$ 532,450

Effective from fiscal year 2022, the Company has a 15-year tax incentive ruling in Malaysia for one of its foreign subsidiaries. The impact of the tax incentive decreased worldwide taxes by approximately $967.9 million, $584.8 million, and $416.3 million for fiscal years 2026, 2025, and 2024, respectively. The benefit of the tax incentive on diluted earnings per share was approximately $0.77, $0.45, and $0.32 in fiscal years 2026, 2025, and 2024, respectively.

BEPS 2.0 GMT was fully effective for the Company this fiscal year. The Company assessed GMT under currently enacted legislation and determined that it met transitional safe harbor requirements in most jurisdictions, with limited jurisdictions subject to GMT. The Company assessed the impact and concluded that it was not material. The impact has been included within income tax expense for the twelve months ended June 28, 2026.

On July 4, 2025, the OBBBA was signed into law by U.S. President Donald Trump. The impact on income taxes due to change in legislation is required, under ASC 740, Income Taxes, to be recognized in the period in which the law is enacted, which was this fiscal year. In general, the OBBBA introduced changes to U.S. taxation, including changes in the taxation of non-U.S. income. The Company assessed the changes and concluded that they were not material. The impact has been included within income tax expense for the twelve months ended June 28, 2026.

The Company's gross uncertain tax positions were $864.1 million, $720.3 million, and $723.8 million as of June 28, 2026, June 29, 2025, and June 30, 2024, respectively. During fiscal year 2026, gross uncertain tax positions increased by $143.8 million. The amount of uncertain tax positions that, if recognized, would impact the effective tax rate was $735.5 million, $604.6 million, and $622.6 million, as of June 28, 2026, June 29, 2025, and June 30, 2024, respectively.

The aggregate changes in the balance of gross uncertain tax positions were as follows:

	(in thousands)
Balance as of June 25, 2023	$ 640,172
Settlements and effective settlements with tax authorities	(9,548)
Lapse of statute of limitations	(10,114)
Decreases in balances related to tax positions taken during prior periods	(12,326)
Increases in balances related to tax positions taken during current period	115,600
Balance as of June 30, 2024	723,784
Settlements and effective settlements with tax authorities	(7,668)
Lapse of statute of limitations	(211,696)
Increases in balances related to tax positions taken during prior periods	69,016
Decreases in balances related to tax positions taken during prior periods	(3,983)
Increases in balances related to tax positions taken during current period	150,868
Balance as of June 29, 2025	720,321
Settlements and effective settlements with tax authorities	(66,083)
Lapse of statute of limitations	(15,904)
Increases in balances related to tax positions taken during prior periods	3,741
Decreases in balances related to tax positions taken during prior periods	(17,075)
Increases in balances related to tax positions taken during current period	239,149
Balance as of June 28, 2026	$ 864,149

The Company had accrued $83.1 million, $86.3 million, and $105.7 million cumulatively for gross interest and penalties as of June 28, 2026, June 29, 2025, and June 30, 2024, respectively.

The Company is subject to audits by state and foreign tax authorities. The Company is unable to make a reasonable estimate as to when cash settlements, if any, with the relevant taxing authorities will occur.

The Company files U.S. federal, U.S. state, and foreign income tax returns. As of June 28, 2026, tax years 2005-2026 remain subject to examination in the jurisdictions where the Company operates.

The Internal Revenue Service (“IRS”) examined the Company’s U.S. federal income tax returns for the fiscal years ended June 30, 2019, June 28, 2020, and June 27, 2021. As of June 2026, the IRS proposed adjustments that were not significant, which the Company agreed to and paid.

As a result of the adoption of ASU 2023-09, the Company has included the following table reconciling income taxes paid (net of refunds received):

	Year Ended June 28, 2026
Cash payment for income taxes (net of refunds received)	(in thousands)
Federal	$ 1,128,278
State	24,056
Foreign	
Korea	91,862
Other	89,800
Total cash payments for income taxes (net of refunds received)	$ 1,333,996

Total cash payments for income taxes (net of refunds received) was $972.5 million and $991.8 million, as of June 29, 2025 and June 30, 2024, respectively.

Note 8: Net Income per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the treasury stock method, for dilutive stock options, and restricted stock units.

The following table reconciles the inputs to the basic and diluted computations for net income per share.

	Year Ended		
	June 28, 2026	June 29, 2025	June 30, 2024
	(in thousands, except per share data)		
Numerator:			
Net income	$ 7,265,396	$ 5,358,217	$ 3,827,772
Denominator:			
Basic average shares outstanding	1,255,079	1,286,101	1,314,102
Effect of potential dilutive securities:			
Employee stock plans	6,023	4,041	5,847
Diluted average shares outstanding	1,261,102	1,290,142	1,319,949
Net income per share - basic	$ 5.79	$ 4.17	$ 2.91
Net income per share - diluted	$ 5.76	$ 4.15	$ 2.90

For purposes of computing diluted net income per share, weighted-average common shares do not include potentially dilutive securities that are anti-dilutive under the treasury stock method. These anti-dilutive securities, including options, service-based RSUs, and market-based PRSUs, were not material for fiscal years ended June 28, 2026, June 29, 2025, and June 30, 2024.

Note 9: Financial Instruments

Fair Value

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

A fair value hierarchy has been established that prioritizes the inputs to valuation techniques used to measure fair value. The level of an asset or liability in the hierarchy is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities with sufficient volume and frequency of transactions.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active for identical assets or liabilities, or model-derived valuations techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Valuations based on unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities and based on non-binding, broker-provided price quotes and may not have been corroborated by observable market data.

The Company engages with pricing vendors to provide fair values for a majority of its Level 1 investments. The vendors provide either a quoted market price or use observable inputs without applying significant adjustments in their pricing. Significant observable inputs include interest rates and yield curves observable at commonly quoted intervals, volatility and credit risks. The fair value of derivative contracts is determined using observable market inputs such as the foreign currency rates, forward rate curves, currency volatility and interest rates and considers nonperformance risk of the Company and its counterparties.

The Company's primary financial instruments include its cash, cash equivalents, long-term investments, accounts receivable, accounts payable, long-term debt and leases, and foreign currency related derivative instruments. The estimated fair value of cash, time deposits, accounts receivable, and accounts payable approximates their carrying value due to the short period of time to their maturities. The estimated fair values of lease obligations approximate their carrying value as the majority of these obligations are generally short-term in nature and have interest rates that reset upon renewal or modification. Refer to Note 14: Long Term Debt and Other Borrowings for additional information regarding the fair value of the Company's Senior Notes.

The Company accounts for its investment portfolio at fair value. Realized gains (losses) for investment sales are specifically identified. Management assesses the fair value of investments in debt securities that are not actively traded through consideration of interest rates and their impact on the present value of the cash flows to be received from the investments.

The Company evaluates its investments with fair value less than amortized cost by first considering whether the Company has the intent to sell the security or whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. In either such situation, the difference between fair value and amortized cost is recognized as a loss in the Consolidated Statement of Operations. Where such sales are not likely to occur, the Company considers whether a portion of the loss is the result of a credit loss. To the extent such losses are the result of credit losses, those amounts are recognized in the Consolidated Statement of Operations. All other differences between fair value and amortized cost are recognized in other comprehensive income. No such losses were recognized through the Consolidated Statement of Operations during the twelve months ended June 28, 2026, June 29, 2025, and June 30, 2024.

Investments

Investments are recorded within Prepaid expenses and other current assets in the Company's Consolidated Balance Sheets. As of June 28, 2026 and June 29, 2025, the fair value, and associated unrealized loss positions, if any, of mutual funds and equity investments were not material. Gross realized gains/(losses) from sales of investments were insignificant in fiscal years 2026, 2025, and 2024.

The financial instruments reported within Cash and cash equivalents in the Company's Consolidated Balance Sheets as of June 28, 2026, and June 29, 2025 consisted of the following:

	June 28, 2026	June 29, 2025
	(in thousands)	
Money market funds (fair value measured on a recurring basis, level 1)	$ 2,015,275	$ 3,151,084
Cash	2,071,271	1,662,236
Time deposits	1,492,625	1,577,339
Total	$ 5,579,171	$ 6,390,659

Derivative Instruments and Hedging

The Company carries derivative financial instruments ("derivatives") on its Consolidated Balance Sheets at their fair values. The Company enters into foreign currency forward contracts and foreign currency options with financial institutions with the primary objective of reducing volatility of earnings and cash flows related to foreign currency exchange rate fluctuations. In addition, the Company enters into interest rate swap arrangements to manage interest rate risk. The counterparties to these derivatives are large, global financial institutions that the Company believes are creditworthy, and therefore, it does not consider the risk of counterparty nonperformance to be material.

Cash Flow Hedges

As of June 28, 2026 and June 29, 2025, the fair value of outstanding cash flow hedges was not material. The effect of derivative instruments designated as cash flow hedges on the Company's Consolidated Statements of Operations, including accumulated other comprehensive income, was not material as of and for the twelve months ended June 28, 2026 and June 29, 2025. As of June 28, 2026, the Company had an immaterial net gain or loss accumulated in other comprehensive income, net of tax, related to foreign exchange cash flow hedges and interest rate contracts which it expects to reclassify from other comprehensive income into earnings over the next 12 months. The total notional value of cash flow hedge instruments outstanding as of June 28, 2026 included $615.4 million of buy contracts and $438.5 million of sell contracts.

Balance Sheet Derivative Instruments

As of June 28, 2026 and June 29, 2025, the fair value of outstanding balance sheet derivative instruments was not material. The effect of the Company's balance sheet derivative instruments on the Company's Consolidated Statements of Operations were not material as of and for the twelve months ended June 28, 2026. The total notional value of balance sheet derivative instruments outstanding as of June 28, 2026 included $359.6 million of buy contracts and $576.2 million of sell contracts.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable, and derivative financial instruments used in hedging activities. Cash is placed on deposit at large, global financial institutions. Such deposits may be in excess of insured limits. Management believes that the financial institutions that hold the Company's cash are creditworthy and, accordingly, minimal credit risk exists with respect to these balances. To ensure diversification and minimize concentration, the Company's policy limits the amount of credit exposure with any one financial institution.

The Company is exposed to credit losses in the event of nonperformance by counterparties on foreign currency and interest rate hedge contracts that are used to mitigate the effect of exchange rate and interest rate fluctuations and on contracts related to structured share repurchase arrangements. These counterparties are large, global financial institutions and, to date, no such counterparty has failed to meet its financial obligations to the Company.

Credit risk evaluations, including trade references, bank references, and Dun & Bradstreet ratings, are performed on all new customers, and the Company monitors its customers' financial condition and payment performance. In general, the Company does not require collateral on sales.

As of June 28, 2026, five customers accounted for approximately 20%, 16%, 15%, 11%, and 10% of accounts receivable, respectively. As of June 29, 2025, three customers accounted for approximately 19%, 15%, and 12% of accounts receivable, respectively. No other customers accounted for 10% or more of accounts receivable. The Company's balance and transactional activity for its allowance for doubtful accounts is not material as of and for the years ended June 28, 2026, June 29, 2025, and June 30, 2024. Refer to Note 19: Segment, Geographic Information, and Major Customers for additional information regarding customer concentrations.

Note 10: Inventories

Inventories are stated at the lower of cost or net realizable value using standard costs that approximate actual costs on a first-in, first-out basis. Inventories consist of the following:

	June 28, 2026	June 29, 2025
	(in thousands)	
Raw materials	$ 2,551,150	$ 2,662,248
Work-in-process	449,669	282,885
Finished goods	1,275,292	1,362,858
	$ 4,276,111	$ 4,307,991

Note 11: Property and Equipment

Property and equipment, net, is presented in the table below.

	June 28, 2026	June 29, 2025
	(in thousands)	
Manufacturing and engineering equipment	$ 2,559,970	$ 2,219,207
Buildings and improvements	2,289,208	1,914,570
Computer and computer-related equipment	192,354	182,439
Land	264,507	166,207
Office equipment, furniture and fixtures	114,797	92,740
	5,420,836	4,575,163
Less: accumulated depreciation and amortization	(2,484,833)	(2,169,641)
	$ 2,936,003	$ 2,405,522

The Company has excluded an immaterial value of finance right of use assets recorded within property and equipment, net from the table above. Depreciation expense during fiscal years 2026, 2025, and 2024 was $383.9 million, $329.5 million, and $299.0 million, respectively.

Note 12: Goodwill and Intangible Assets

Goodwill

The balance of goodwill was $1.63 billion as of June 28, 2026 and June 29, 2025, respectively. As of June 28, 2026 and June 29, 2025, $86.9 million and $78.9 million, respectively, of the goodwill balance is tax deductible, and the remaining balance is not tax deductible due to purchase accounting and applicable foreign law. No goodwill impairments were recognized in fiscal years 2026, 2025, or 2024.

Intangible Assets

The balance of intangible assets as of June 28, 2026 and June 29, 2025 were $269.3 million and $182.2 million, respectively, consisting primarily of capitalized software. The effect of intangible assets on the Company's Consolidated Statement of Operations, including amortization and impairment, if any, was not material for fiscal years 2026, 2025, and 2024.

Note 13: Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	June 28, 2026	June 29, 2025
	(in thousands)	
Accrued compensation	$ 695,498	$ 618,370
Warranty reserves	270,044	248,783
Income and other taxes payable	263,205	541,426
Dividend payable	325,402	291,981
Other	797,392	693,806
	$ 2,351,541	$ 2,394,366

Note 14: Long Term Debt and Other Borrowings

As of June 28, 2026, and June 29, 2025, the Company's outstanding debt consisted of the following:

	June 28, 2026		June 29, 2025	
	Amount (in thousands)	Effective Interest Rate	Amount (in thousands)	Effective Interest Rate
Fixed-rate 3.125% Senior Note Due June 15, 2060 ("2060 Notes")	$ 500,000	3.18 %	$ 500,000	3.18 %
Fixed-rate 2.875% Senior Note Due June 15, 2050 ("2050 Notes")	750,000	2.93 %	750,000	2.93 %
Fixed-rate 4.875% Senior Notes Due March 15, 2049 ("2049 Notes")	750,000	4.93 %	750,000	4.93 %
Fixed-rate 1.90% Senior Note Due June 15, 2030 ("2030 Notes")	750,000	2.01 %	750,000	2.01 %
Fixed-rate 4.00% Senior Notes Due March 15, 2029 ("2029 Notes")	1,000,000	4.09 %	1,000,000	4.09 %
Fixed-rate 3.75% Senior Notes Due March 15, 2026 ("2026 Notes")	—	3.86 %	750,000	3.86 %
Total Senior Notes outstanding, at par	3,750,000		4,500,000	
Unamortized discount	(23,854)		(26,428)	
Unamortized bond issuance costs	(4,232)		(4,774)	
Other financing arrangements	147		566	
Total debt outstanding, at carrying value	$ 3,722,061		$ 4,469,364	
Reported as:				
Current portion of long-term debt	$ 147		$ 749,670	
Long-term debt	$ 3,721,914		$ 3,719,694	

The Company's contractual cash obligations relating to its outstanding debt as of June 28, 2026, were as follows:

Payments Due by Fiscal Year:	Principal	Interest
	(in thousands)	
2027	$ —	$ 128,000
2028	—	128,000
2029	1,000,000	116,333
2030	750,000	87,406
2031	—	73,750
Thereafter	2,000,000	1,508,724
Total	$ 3,750,000	$ 2,042,213

Senior Notes

On May 5, 2020, the Company completed a public offering of $750.0 million aggregate principal amount of the Company's Senior Notes due June 15, 2030 (the "2030 Notes"), $750.0 million aggregate principal amount of the Company's Senior Notes due June 15, 2050 (the "2050 Notes"), and $500.0 million aggregate principal amount of the Company's Senior Notes due June 15, 2060 (the "2060 Notes"). The Company pays interest at an annual rate of 1.90%, 2.875%, and 3.125%, on the 2030, 2050, and 2060 Notes, respectively, on a semi-annual basis on June 15 and December 15 of each year.

On March 4, 2019, the Company completed a public offering of $750.0 million aggregate principal amount of the Company's Senior Notes due March 15, 2026 (the "2026 Notes"), $1.00 billion aggregate principal amount of the Company's Senior Notes due March 15, 2029 (the "2029 Notes"), and $750.0 million aggregate principal amount of the Company's Senior Notes due March 15, 2049 (the "2049 Notes"). The Company pays interest at an annual rate of 4.00% and 4.875%, on the 2029 and 2049 Notes, respectively, on a semi-annual basis on March 15 and September 15 of each year. The 2026 Notes were settled upon maturity during the three months ended March 29, 2026.

The Company may redeem the 2029, 2030, 2049, 2050, and 2060 Notes (collectively the "Senior Notes") at a redemption price equal to 100% of the principal amount of such series ("par"), plus a "make whole" premium as described in the indenture in respect to the Senior Notes and accrued and unpaid interest before December 15, 2028 for the 2029 Notes, before March 15, 2030 for the 2030 Notes, before September 15, 2048 for the 2049 Notes, before December 15, 2049 for the 2050 Notes, and before December 15, 2059 for the 2060 Notes. The Company may redeem the Senior Notes at par, plus accrued and unpaid interest at any time on or after December 15, 2028 for the 2029 Notes, on or after March 15, 2030 for the 2030 Notes, on or after September 15, 2048 for the 2049 Notes, on or after December 15, 2049 for the 2050 Notes, and on or after December 15, 2059 for the 2060 Notes. In addition, upon the occurrence of certain events, as described in the indenture, the Company will be required to make an offer to repurchase the Senior Notes at a price equal to 101% of the principal amount of the respective note, plus accrued and unpaid interest.

Selected additional information regarding the Senior Notes outstanding as of June 28, 2026, is as follows:

	Remaining Amortization period	Fair Value of Notes (Level 2)	
	(years)	(in thousands)	
2060 Notes	34.0	$	315,050
2050 Notes	24.0	$	486,450
2049 Notes	22.7	$	689,933
2030 Notes	4.0	$	680,130
2029 Notes	2.7	$	990,020

Revolving Credit Facility

On March 12, 2014, the Company established an unsecured Credit Agreement. This agreement was amended on November 10, 2015 (the "Amended and Restated Credit Agreement"), October 13, 2017 (the "2nd Amendment"), February 25, 2019 (the "3rd Amendment"), June 17, 2021 (the "Second Amended and Restated Credit Agreement"), December 7, 2022 ("Amendment No.1 to Second Amended and Restated Credit Agreement"), and January 27, 2025 (the "Third Amended and Restated Credit Agreement"). The Third Amended and Restated Credit Agreement provides for a $2.00 billion revolving credit facility with a syndicate of lenders, along with an expansion option that will allow the Company, subject to certain requirements, to request an increase in the facility of up to an additional $750.0 million, for a potential total commitment of $2.75 billion. The facility matures on January 25, 2030.

Interest on amounts borrowed under the credit facility is, at the Company's option, based on (1) a base rate, plus a spread of 0.00% to 0.10%, or (2) an adjusted term Secured Overnight Financing Rate, plus a spread of 0.70% to 1.10%, in each case plus a facility fee, with such spread and facility fee determined in accordance with the Third Amended and Restated Credit Agreement, and with the spread and facility fee based on the rating of the Company's non-credit enhanced, senior unsecured long-term debt. Principal and any accrued and unpaid interest are due and payable upon maturity. Additionally, the Company will pay the lenders a quarterly commitment fee that varies based on the Company's credit rating as described above. As of June 28, 2026, the Company had no borrowings outstanding under the credit facility and was in compliance with all financial covenants.

Commercial Paper Program

In November 2017, the Company established a commercial paper program (the "CP Program") under which the Company may issue unsecured commercial paper notes on a private placement basis up to a maximum aggregate principal amount of $1.25 billion. In July 2021, the Company amended the CP Program size to a maximum aggregate amount outstanding at any time of $1.50 billion. In March 2026, the CP Program size was further amended to a maximum aggregate amount outstanding at any time of $2.00 billion. The net proceeds from the CP Program may be used for general corporate purposes, including repurchases of the Company's Common Stock from time to time under the Company's stock repurchase program. Amounts available under the CP Program may be re-borrowed. The CP Program is backstopped by the Company's Revolving Credit Arrangement. As of June 28, 2026, the Company had no outstanding borrowings under the CP Program.

Interest Cost

The following table presents the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the debt discount, issuance costs, and effective portion of interest rate contracts with respect to the Senior Notes, and the revolving credit facility during the fiscal years ended June 28, 2026, June 29, 2025, and June 30, 2024.

	Year Ended		
	June 28, 2026	June 29, 2025	June 30, 2024
		(in thousands)	
Contractual interest coupon	$ 147,925	$ 169,586	$ 175,128
Amortization of interest discount	2,574	2,987	3,274
Amortization of issuance costs	1,350	1,514	1,488
Effect of interest rate contracts, net	4,054	3,132	3,145
Total interest cost recognized	$ 155,903	$ 177,219	$ 183,035

Note 15: Leases

The Company leases certain office spaces, manufacturing and warehouse spaces, equipment, and vehicles. While the majority of the Company's lease arrangements are operating leases, the Company has certain leases that qualify as finance leases.

The Company leases some of its administrative, research and development and manufacturing facilities, regional sales/service offices, and certain equipment under non-cancelable leases. Certain of the Company's facility leases provide the Company with options to extend the leases for additional periods, to purchase the facilities, or provide for periodic rent increases based on the general rate of inflation.

Variable lease payments are expensed as incurred and are not included within the right of use asset and lease liability calculation. Variable lease payments primarily include costs associated with the Company's third-party logistics arrangements that contain one or more embedded leases. Variable lease costs will fluctuate based on factory output and material receipt volumes. Variable lease costs for fiscal years 2026, 2025, and 2024 were $165.9 million, $176.6 million, and $176.6 million; respectively. Finance lease costs, including amortization of right of use assets and interest on lease liabilities; short-term rental expense for agreements less than one year in duration; and operating lease costs were immaterial for fiscal years 2026, 2025, and 2024, respectively.

Supplemental cash flow information related to leases was as follows as of June 28, 2026, June 29, 2025, and June 30, 2024:

	Year Ended		
	June 28, 2026	June 29, 2025	June 30, 2024
		(in thousands)	
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows paid for operating leases	$ 95,019	$ 85,558	$ 97,447
Financing cash flows paid for principal portion of finance leases	4,971	4,059	255,695
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 207,172	$ 81,011	$ 146,169
Finance leases	3,308	2,884	226,519

Supplemental balance sheet information related to leases was as follows as of June 28, 2026 and June 29, 2025:

	June 28, 2026	June 29, 2025
	(in thousands)	
Operating leases		
Other assets	$ 397,359	$ 286,980
Accrued expenses and other current liabilities	$ 90,415	$ 78,707
Other long-term liabilities	296,587	193,343
Total operating lease liabilities	$ 387,002	$ 272,050

As of June 28, 2026 and June 29, 2025 outstanding finance lease obligations were immaterial.

	June 28, 2026		June 29, 2025	
	Weighted-Average Remaining Lease Term	Weighted-Average Discount Rate	Weighted-Average Remaining Lease Term	Weighted-Average Discount Rate
	(in years)		(in years)	
Operating leases	5.9	4.20 %	4.9	3.75 %

As of June 28, 2026, the maturities of operating lease liabilities are as follows:

	Operating Leases
	(in thousands)
2027	$ 103,302
2028	76,961
2029	70,599
2030	56,984
2031	41,741
Thereafter	92,164
Total lease payments	$ 441,751
Less imputed interest	(54,749)
Total	$ 387,002

Note 16: Deferred Compensation Plans

The Company has an unfunded, non-qualified deferred compensation plan whereby executives may defer a portion of their compensation. Participants earn a return on their deferred compensation based on their allocation of their account balance among various mutual funds. The Company controls the investment of these funds, and the participants remain general creditors of the Company. Participants are able to elect the payment of benefits on a specified date at least three years after the opening of a deferral sub-account or upon retirement. Distributions are made in the form of lump sum or annual installments over a period of up to 20 years as elected by the participant. If no alternate election has been made, a lump sum payment will be made upon termination of a participant's employment with the Company. As of June 28, 2026, and June 29, 2025, the liability of the Company to the plan participants was $498.5 million and $423.9 million, respectively, which was recorded in Accrued expenses and other current liabilities and Other long-term liabilities on the Consolidated Balance Sheets. As of June 28, 2026, and June 29, 2025, the Company had investments in the aggregate amount of $511.8 million and $438.8 million, respectively, which correlate to the deferred compensation obligations, which were recorded in Other assets on the Consolidated Balance Sheets.

Note 17: Commitments and Contingencies

The Company has certain obligations to make future payments under various contracts; some of these are recorded on its balance sheet and some are not. Obligations that are recorded on the Company's balance sheet include the Company's operating and finance lease obligations. Obligations that are not recorded on the Company's balance sheet include contractual relationships for purchase obligations and certain guarantees. The Company's commitments relating to off-balance sheet agreements are included in the tables below. These amounts exclude $762.4 million of liabilities related to uncertain tax positions (see Note 7: Income Taxes for further discussion) as of the end of the fiscal year because the Company is unable to reasonably estimate the ultimate amount or time of settlement.

Other Guarantees

The Company has issued certain indemnifications to its lessors for taxes and general liability under some of its agreements. The Company has entered into insurance contracts that are intended to limit its exposure to such indemnifications. As of June 28, 2026, the Company had not recorded any liability on its Consolidated Financial Statements in connection with these indemnifications, as it does not believe, based on historical experience and information currently available, that it is probable that any material amounts will be paid under these guarantees.

Generally, the Company indemnifies, under pre-determined conditions and limitations, its customers for infringement of third-party intellectual property rights by the Company's products or services. The Company seeks to limit its liability for such indemnity to an amount not to exceed the sales price of the products or services subject to its indemnification obligations. The Company does not believe, based on historical experience and information currently available, that it is probable that any material amounts will be paid under these guarantees.

The Company provides guarantees and standby letters of credit to certain parties as required for certain transactions initiated during the ordinary course of business. As of June 28, 2026, the maximum potential amount of future payments that the Company could be required to make under these arrangements and letters of credit was $275.1 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid.

In addition, the Company has entered into indemnification agreements with its directors, officers, and certain other employees, consistent with its Bylaws and Certificate of Incorporation; and under local law, the Company may be required to provide indemnification to its employees for actions within the scope of their employment. Although the Company maintains insurance contracts that cover some of the potential liability associated with these indemnification agreements, there is no guarantee that all such liabilities will be covered. The Company does not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid under such indemnification agreements or statutory obligations.

Purchase Obligations

Purchase obligations consist of non-cancelable significant contractual obligations either on an annual basis or over multi-year periods. The contractual cash obligations and commitments table presented below contains the Company's minimum obligations at June 28, 2026, under these arrangements and others. For obligations with cancellation provisions, the amounts included in the following table were limited to the non-cancelable portion of the agreement terms or the minimum cancellation fee. Actual expenditures will vary based on the volume of transactions and length of contractual service provided.

The Company's commitments related to these agreements as of June 28, 2026, were as follows:

Payments Due by Fiscal Year:	Purchase Obligations
	(in thousands)
2027	$ 1,056,893
2028	174,260
2029	71,719
2030	61,397
2031	37,185
Thereafter	79,741
Total	$ 1,481,195

Transition Tax Liability

On December 22, 2017, the "Tax Cuts & Jobs Act" was signed into law. Among other items, this U.S. tax reform assessed a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred. As a result, the Company recognized a total transition tax of $868.4 million and elected to pay the one-time tax over a period of 8 years, commencing in the twelve months ended June 30, 2019. During fiscal year 2023, this one-time tax was adjusted, resulting in a total tax liability increase of approximately $50.0 million, which was spread over the same 8-year period. The remaining obligation related to this arrangement was settled in fiscal year 2026.

Warranties

The Company provides standard warranties on its systems. The liability amount is based on actual historical warranty spending activity by type of system, customer, and geographic region, modified for any known differences such as the impact of system reliability improvements. As of June 28, 2026, warranty reserves totaling $19.7 million were reported in Other long-term liabilities, and the remainder were included in Accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets.

Changes in the Company's product warranty reserves were as follows:

	Year Ended	
	June 28, 2026	June 29, 2025
	(in thousands)	
Balance at beginning of period	$ 265,466	$ 250,404
Warranties issued during the period	310,558	266,345
Settlements made during the period	(250,830)	(193,817)
Changes in liability for pre-existing warranties	(35,481)	(57,466)
Balance at end of period	$ 289,713	$ 265,466

Government Assistance

In the fiscal years ended June 28, 2026 and June 29, 2025, the Company received government assistance from various domestic and international governments in the form of cash grants or refundable tax credits. The Grants typically specify conditions that must be met in order for the Grants to be earned, such as employment or employee retention targets; completion of employee training; or the construction or acquisition of property and equipment and are often time-bound. If conditions are not satisfied or if the duration period for the arrangement is not met, the Grants are often subject to reduction, repayment, or termination.

During the fiscal years ended June 28, 2026 and June 29, 2025, the Company's cash Grants were insignificant. During the fiscal years ended June 28, 2026 and June 29, 2025, the Company recognized immaterial reductions to the cost basis of acquired property and equipment related to refundable tax credits earned. This reduction in the cost basis of acquired property and equipment is recorded with a corresponding reduction to taxes payable and classified under Accrued expense and other current liabilities, or Other long-term liabilities, as appropriate, in the Consolidated Balance Sheets.

Legal Proceedings

While the Company is not currently a party to any legal proceedings that it believes material, the Company is either a defendant or plaintiff in various actions that have arisen from time to time in the normal course of business, including intellectual property claims. The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. Based on current information, the Company does not believe that a material loss from known matters is probable and therefore has not recorded an accrual of any material amount for litigation or other contingencies related to existing legal proceedings.

Note 18: Stock Repurchase Program

In May 2024, the Board of Directors authorized the Company to repurchase up to an additional $10.00 billion of Common Stock; this authorization supplements the remaining balances from any prior authorizations. These repurchases can be conducted on the open market or as private purchases and may include the use of derivative contracts with large financial institutions, in all cases subject to compliance with applicable law. This repurchase program has no termination date and may be suspended or discontinued at any time.

Repurchases under the repurchase program were as follows during the periods indicated:

Period	Total Number of Shares Repurchased	Total Cost of Repurchase (1)	Average Price Paid Per Share (1,2)	Amount Available Under Repurchase Program
	(in thousands, except per share data)			
Available balance as of June 29, 2025				$ 7,517,184
Quarter ended September 28, 2025	9,686 (3)	$ 990,046	$ 105.67	$ 6,527,138
Quarter ended December 28, 2025	9,387	$ 1,442,095	$ 153.62	$ 5,085,043
Quarter ended March 29, 2026	3,516 (3)	$ 796,378	$ 210.57	$ 4,288,665
Quarter ended June 28, 2026	811 (3)	$ 245,941	$ 325.14	$ 4,042,724

(1) The Company's net share repurchases are subject to a 1% excise tax under the Inflation Reduction Act. Excise tax incurred reduces the amount available under the repurchase program, as applicable, and is included in the cost of shares repurchased in the Consolidated Statement of Stockholders' Equity and the calculation of the average price paid per share.

(2) Average price paid per share excludes the effect of accelerated share repurchase activities. See additional disclosure below regarding the Company's accelerated share repurchase activity during the fiscal year.

(3) Includes shares received at initial or final settlement of accelerated share repurchase agreements; see additional disclosures below regarding the Company's accelerated share repurchase activity during the fiscal year.

Accelerated Share Repurchase Agreements

On March 11, 2026, the Company entered into an accelerated share repurchase agreement (the “March 2026 ASR”) with a financial institution to repurchase a total of $200.0 million of Common Stock. The Company took an initial delivery of approximately 685 thousand shares, which represented 75% of the prepayment amount divided by the Company’s closing stock price on March 11, 2026. The total number of shares received under the March 2026 ASR was based upon the average daily volume weighted average price of the Company’s Common Stock during the repurchase period, less an agreed upon discount. Final settlement of the March 2026 ASRs occurred in June 2026, resulting in the receipt of approximately 55 thousand additional shares, which yielded a weighted-average share price of $270.71 for the transaction period, including the effects of a 1% excise tax under the Inflation Reduction Act

On April 30, 2025, the Company entered into accelerated share repurchase agreements (the "April 2025 ASRs") with two financial institutions to repurchase a total of $500.0 million of Common Stock. The Company took an initial delivery of approximately 5.2 million shares, which represented 75% of the prepayment amount divided by the Company’s closing stock price on April 30, 2025. The total number of shares received under the April 2025 ASRs was based upon the average daily volume weighted average price of the Company’s Common Stock during the repurchase period, less an agreed upon discount. Final settlement of the April 2025 ASRs occurred in September 2025, resulting in the receipt of approximately 317 thousand additional shares, which yielded a weighted-average share price of $91.00 for the transaction period, including the effects of a 1% excise tax under the Inflation Reduction Act.

The Company recorded each of the ASRs as equity transactions; as such, at the time of receipt, shares were included in treasury stock at fair market value as of the corresponding trade date. The Company reflects shares received as a repurchase of common stock in the weighted average common shares outstanding calculation for basic and diluted earnings per share.

Note 19: Segment, Geographic Information, and Major Customers

The Company operates in one reportable business segment: manufacturing and servicing of wafer processing semiconductor manufacturing equipment. The Company’s material operating segments qualify for aggregation due to their customer base and similarities in economic characteristics, nature of products and services, and processes for procurement, manufacturing, and distribution. The Company's chief operating decision maker (“CODM”) is the Company's Chief Executive Officer.

The Company's CODM utilizes segment gross margin as the measure of profit or loss to evaluate operating segment profitability and to assess the allocation of resources. Segment gross margin excludes both routine and non-routine expenses that are not allocated to the reportable segment, including, but not limited to, amortization of intangible assets acquired in certain business combinations, the change in value of the Company's elective deferred compensation-related liability, restructuring charges, impairment of long-lived assets, and transformational charges.

Segment results are derived from the Company's internal management reporting system utilizing policies that are substantially the same as those used for external reporting purposes. The CODM utilizes segment revenue growth in conjunction with segment gross margin metrics in comparing forecast to actual results as well as in benchmarking to the Company's peer group.

The Company's centralized manufacturing and support organizations, including global operations and certain administrative functions, provide support to its operating segments. Costs incurred by these organizations, as well as depreciation and amortization and equity-based compensation expense are allocated to cost of goods sold as overhead. Consequently, depreciation and amortization and equity-based compensation expense are not independently identifiable components within the segment’s results, and, therefore are not provided.

With the exception of goodwill, the Company does not identify assets by operating segment. Consequently, the CODM does not regularly review or receive discrete asset information by operating segment.

The table below reconciles the Company's reportable segment to income before income taxes:

	Year Ended		
	June 28, 2026	June 29, 2025	June 30, 2024
		(in thousands)	
Revenue	$ 23,232,690	$ 18,435,591	$ 14,905,386
Installation and warranty expense	645,551	544,192	435,015
Other cost of goods sold (COGS) [(1)]	10,467,090	8,675,349	6,988,338
Segment COGS	11,112,641	9,219,541	7,423,353
Segment gross margin	12,120,049	9,216,050	7,482,033
Reconciliation to consolidated gross margin			
Restructuring charges, net	—	—	43,375
All other COGS	394,741	236,991	385,867
Gross margin	11,725,308	8,979,059	7,052,791
Research and development	2,375,873	2,096,387	1,902,444
Selling, general, and administrative	1,149,640	981,704	868,247
Restructuring charges, net - operating expenses	—	—	18,187
Other income (expense), net	62,678	57,161	96,309
Income before income taxes	$ 8,262,473	$ 5,958,129	$ 4,360,222

(1) Other COGS is primarily comprised of the capitalized cost of inventory sold, including both direct and indirect costs, but excludes installation and warranty expense and those items not allocated to the segment.

The Company operates in seven geographic regions: United States, China, Europe, Japan, Korea, Southeast Asia, and Taiwan. For geographical reporting, revenue is attributed to the geographic location in which the customers' facilities are located, while long-lived assets; which includes property and equipment, net, and recognized right of use assets reported in Other assets in the Consolidated Balance Sheets as of June 28, 2026 and June 29, 2025; are attributed to the geographic locations in which the assets are located.

Revenues and long-lived assets by geographic region were as follows:

	Year Ended		
	June 28, 2026	June 29, 2025	June 30, 2024
Revenue:		(in thousands)	
China	$ 7,859,811	$ 6,205,062	$ 6,293,990
Taiwan	5,222,915	3,445,220	1,671,815
Korea	4,505,327	4,127,766	2,874,015
Japan	2,171,088	1,880,882	1,460,429
United States	1,528,912	1,376,857	1,104,087
Southeast Asia	1,245,931	837,242	794,054
Europe	698,706	562,562	706,996
Total revenue	$ 23,232,690	$ 18,435,591	$ 14,905,386

	June 28, 2026	June 29, 2025	June 30, 2024
Long-lived assets:		(in thousands)	
United States	$ 2,003,371	$ 1,716,574	$ 1,582,103
Southeast Asia	651,935	451,283	390,514
Korea	346,247	299,497	262,405
Taiwan	176,537	96,458	98,268
Europe	152,702	134,707	115,316
Japan	16,512	8,638	7,858
China	6,527	8,567	6,390
	$ 3,353,831	$ 2,715,724	$ 2,462,854

In fiscal year 2026, four customers accounted for approximately 16%, 15%, 12%, and 12% of total revenues, respectively. In fiscal year 2025, two customer accounted for approximately 17% and 15% of total revenues. In fiscal year 2024, one customer accounted for approximately 17% of total revenues, respectively. No other customers accounted for 10% or more of total revenues.

Note 20: Restructuring Charges, Net

The Company records employee severance and separation costs that meet the requirements for recognition in accordance with the relevant guidance of ASC 420, Exit or Disposal Cost Obligations, or ASC 712, Compensation - Non-retirement Post-employment Benefits, as applicable. For involuntary termination benefits that are not provided under the terms of an ongoing benefit arrangement, the liability for the current fair value of expected future costs associated with a management-approved restructuring plan is recognized in the period in which the plan is communicated to the employees and the plan is not expected to change significantly. For ongoing benefit arrangements, inclusive of statutory requirements, employee termination costs are accrued when the existing situation or set of circumstances indicates that an obligation has been incurred, it is probable the benefits will be paid, and the amount can be reasonably estimated. Termination benefits associated with employees that elected to voluntarily terminate as part of the restructuring plan are recorded when the employee irrevocably accepts the offer and the amount can be reasonably estimated. If applicable, the Company records such costs into operating expense over the terminated employees' future service period beyond any minimum or legally required retention period. The majority of restructuring charges that have been incurred but not yet paid are recorded in Accrued expenses and other current liabilities in the Consolidated Balance Sheets.

During the fiscal year ended June 25, 2023, the Company initiated a restructuring plan designed to better align the Company's cost structure with its outlook for the economic environment and business opportunities. Under the plan, through June 30, 2024, the Company terminated approximately 1,760 employees, incurring expenses related to employee severance and separation costs. Employee severance and separation costs are primarily related to severance, non-cash severance, including equity award compensation expense, pension and other termination benefits. Additionally, the Company made a strategic decision to relocate certain manufacturing activities to pre-existing facilities and incurred charges to move inventory and equipment and exit selected supplier arrangements.

No restructuring costs were recorded during the fiscal year ended June 28, 2026 or June 29, 2025. During the fiscal year ended June 30, 2024, net restructuring costs of $43.4 million and $18.2 million were recorded in Restructuring charges, net - cost of goods sold, and Restructuring charges, net - operating expenses, respectively in the Consolidated Statements of Operations.

The restructuring plan was substantially completed as of June 30, 2024, and cumulative costs as of June 30, 2024 totaled $181.9 million. The associated restructuring liability was substantially satisfied in the three months ended September 29, 2024.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Lam Research Corporation:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheet of Lam Research Corporation (the Company) as of June 28, 2026, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of June 28, 2026, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 28, 2026, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 28, 2026 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of sufficiency of audit evidence over revenue

As discussed in Notes 2, 4, and 19 to the consolidated financial statements, the Company recorded $23,232,690 thousand in revenue for the year ended June 28, 2026. The Company generates revenue by designing, manufacturing, refurbishing, and servicing semiconductor processing equipment used in the fabrication of integrated circuits. The Company's process to account for and recognize revenue differs across revenue streams.

We identified the evaluation of the sufficiency of audit evidence obtained over revenue as a critical audit matter. Evaluating the sufficiency of audit evidence required subjective auditor judgment due to the number of revenue streams and separate processes to account for and recognize revenue. This included determining the nature and extent of audit evidence obtained over each revenue stream.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the revenue streams over which procedures were performed as well as the nature and extent of such procedures. For revenue streams where procedures were performed, we:

- evaluated the design and tested the operating effectiveness of certain internal controls over the Company's revenue recognition processes, including the Company's controls over the accurate recording of revenue
- evaluated the Company's revenue recognition accounting policies
- evaluated, for a sample of revenue transactions, (1) the accounting for consistency with the Company's accounting policies, as applicable, including timing of revenue recognition, and (2) the recorded amounts by comparing them for consistency to underlying documentation, including the customer contracts.

In addition, we evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed, including the appropriateness of the nature and extent of audit effort over revenue.

/s/ KPMG LLP

We have served as the Company's auditor since 2025.

Santa Clara, California
August 7, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Lam Research Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Lam Research Corporation (the Company) as of June 29, 2025, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the two years in the period ended June 29, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 29, 2025 and the results of its operations and its cash flows for each of the two years in the period ended June 29, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company’s auditor from 1981 to 2025.

San Jose, California
August 11, 2025

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Management's Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to comply with Rules13a-15 and 15d-15 of the Exchange Act.

In designing and evaluating the disclosure controls and procedures, management, including the Chief Executive Officer and Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Accordingly, our disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 28, 2026. Based upon that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 28, 2026 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on that evaluation, management concluded that our internal control over financial reporting was effective as of June 28, 2026 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

KPMG LLP, an independent registered public accounting firm, independently assessed the effectiveness of our internal control over financial reporting, as stated in their attestation report, which is included in Part II, Item 8 of this 2026 Form 10-K.

Item 9B. *Other Information*

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

During the Company's fiscal quarter ended June 28, 2026, except for the following arrangements, none of the Company's directors or officers adopted or terminated a trading arrangement for the purchase or sale of Common Stock that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) (a "Rule 10b5-1 Trading Arrangement") or a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K).

- On April 28, 2026, Ava A. Harter, Chief Legal Officer and Secretary of the Company, adopted a Rule 10b5-1 Trading Arrangement that provides for the potential sale of up to 15,000 shares of Common Stock resulting from the vesting of certain service-based restricted stock units and market-based performance restricted stock units pursuant to the terms of the Rule 10b5-1 Trading Arrangement, subject to certain vesting conditions and, with respect to the market-based performance restricted stock units, certain performance conditions. Ms. Harter's Rule 10b5-1 Trading Arrangement has a termination date of April 30, 2027.
- On May 5, 2026, Seshasayee (Sesha) Varadarajan, Chief Operating Officer of the Company, adopted a Rule 10b5-1 Trading Arrangement that provides for (i) the potential exercise of up to 27,480 stock options expiring March 2, 2027 and the associated sale of up to 27,480 shares of Common Stock resulting from such exercise; (ii) the potential exercise of up to 12,270 stock options expiring March 1, 2028 and the associated sale of up to 12,270 shares of Common Stock resulting from such exercise; and (iii) the potential sale of up to 20,000 shares of Common Stock, in each case pursuant to the terms of the Rule 10b5-1 Trading Arrangement. Mr. Varadarajan's Rule 10b5-1 Trading Arrangement has a termination date of April 20, 2027.

The Rule 10b5-1 Trading Arrangements contain pricing conditions that preclude or limit the exercise of stock options or the sale of shares, as applicable, below predetermined minimum prices, except with respect to the potential sale of up to 20,000 shares of Common Stock by Mr. Varadarajan, which sale is not subject to such a condition. Each of the Rule 10b5-1 Trading Arrangements will terminate on the earlier of: (a) its respective termination date indicated above; (b) execution of all trades or expiration of all the orders

relating to such trades under the Rule 10b5-1 Trading Arrangement; or (c) such date as the Rule 10b5-1 Trading Arrangement is otherwise terminated according to its terms.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

We have omitted from this 2026 Form 10-K certain information required by Part III because we, as the Registrant, will file a definitive proxy statement with the SEC within 120 days after the end of our fiscal year, pursuant to Regulation 14A, as promulgated by the SEC, for our Annual Meeting of Stockholders expected to be held on or about November 3, 2026, (the “Proxy Statement”), and certain information included in the Proxy Statement is incorporated into this report by reference.

Item 10. *Directors, Executive Officers and Corporate Governance*

For information regarding our executive officers required by this item, see Part I, Item 1 of this 2026 Form 10-K under the caption “Information about our Executive Officers,” which information is incorporated into Part III by reference.

The information concerning our directors required by this Item is incorporated by reference to our Proxy Statement under the heading “Voting Proposals — Proposal No. 1: Election of Directors — 2026 Nominees for Director.”

The information concerning our audit committee and audit committee financial experts required by this Item is incorporated by reference to our Proxy Statement under the heading “Governance Matters — Corporate Governance — Board Committees.”

The Company has adopted a Corporate Code of Ethics that applies to all employees, officers, and directors of the Company. Our Code of Ethics is publicly available on the Investor Relations page of our website at http://investor.lamresearch.com. We intend to disclose future amendments to certain provisions of the Code of Ethics, and waivers of the Code of Ethics granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver.

We have adopted policies and procedures, including our insider trading policy, governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees, and other individuals associated with us, as well as the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and Nasdaq listing standards. A copy of our insider trading policy is filed as Exhibit 19.1 to this 2026 Form 10-K.

If applicable, the information required by this Item concerning our compliance with Section 16(a) of the Exchange Act is incorporated by reference to our Proxy Statement under the heading "Delinquent Section 16(a) Reports.”

Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference to our Proxy Statement under the headings “Compensation Matters — Executive Compensation and Other Information,” “Compensation Matters — CEO Pay Ratio,” “Compensation Matters — Pay Versus Performance”, and “Governance Matters — Director Compensation.”

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated by reference to our Proxy Statement under the headings “Stock Ownership — Security Ownership of Certain Beneficial Owners and Management” and “Compensation Matters — Securities Authorized for Issuance Under Equity Compensation Plans.”

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference to our Proxy Statement under the headings “Audit Matters — Certain Relationships and Related Party Transactions” and “Governance Matters — Corporate Governance — Director Independence Policies.”

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated by reference to our Proxy Statement under the heading “Audit Matters — Relationship with Independent Registered Public Accounting Firm — Fees Billed by Our Independent Registered Public Accounting Firm" and "Audit Matters — Relationship with Independent Registered Public Accounting Firm — Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services."

PART IV

Item 15. *Exhibit and Financial Statement Schedules*

(a) The following documents are filed as part of this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

None

LAM RESEARCH CORPORATION

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 28, 2026

EXHIBIT INDEX

Exhibit	Description
3.1	Restated Certificate of Incorporation of Lam Research Corporation, dated November 4, 2025 which is incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on November 6, 2025 (SEC File no. 000-12933).
3.2	Bylaws of the Registrant, as amended and restated, dated May 20, 2025 which is incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on May 21, 2025 (SEC File No. 000-12933).
4.1	Indenture (including Form of Notes), dated as of February 13, 2015, between Registrant and The Bank of New York Mellon Trust Company, N.A. which is incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-3 filed on February 13, 2015 (SEC File No. 333-202110).
4.2	Third Supplemental Indenture, dated as of March 4, 2019 by and between Lam Research Corporation and the Bank of New York Mellon Trust Company, N.A. as trustee which is incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on March 4, 2019 (SEC File No. 000-12933).
4.3	Fourth Supplemental Indenture, dated as of May 5, 2020 by and between Lam Research Corporation and the Bank of New York Mellon Trust Company, N.A. as trustee which is incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on May 5, 2020 (SEC File No. 000-12933).
4.4	Description of Common Stock.
10.1*	Form of Indemnification Agreement which is incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on January 29, 2024 (SEC File No. 000-12933).
10.2*	Form of Confidentiality Agreement.
10.3*	Novellus Amended Executive Voluntary Deferred Compensation Plan, as amended which is incorporated by reference to Exhibit 10.28 to Novellus’ Quarterly Report on Form 10-Q filed on November 5, 2008 (SEC File No. 000-17157).
10.4*	Form of Option Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.247 to the Registrant’s Current Report on Form 8-K filed on November 5, 2015 (SEC File No. 000-12933).
10.5	Form of Commercial Paper Dealer Agreement 4(a)(2) Program between Lam Research Corporation, as issuer, and the dealer which is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 14, 2017 (SEC File No. 000-12933).
10.6*	Lam Research Corporation Elective Deferred Compensation Plan which is incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 10-K filed on August 19, 2011 (SEC File No. 000-12933).
10.7	Lam Research Corporation 1999 Employee Stock Purchase Plan, as amended which is incorporated by reference to Exhibit 4.1 to the Registrant’s Form S-8 filed on April 30, 2019 (SEC File No. 333-231138).
10.8*	2004 Executive Incentive Plan, as Amended and Restated which is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 9, 2023 (SEC File No. 000-12933).
10.9	2015 Stock Incentive Plan which is incorporated by reference to Exhibit 4.24 to the Registrant’s Current Report on Form 8-K filed on November 5, 2015 (SEC File No. 000-12933).
10.10*	Lam Research Corporation Elective Deferred Compensation Plan II, as amended and restated, which is incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on October 24, 2025 (SEC File No. 000-12933).
10.11*	Executive Severance Policy, as amended and restated which is incorporated by reference to Exhibit 10.26 to the Registrant’s Annual Report on Form 10-K filed on August 29, 2024 (SEC File No. 000-12933).
10.12*	Executive Change in Control Policy, as amended and restated which is incorporated by reference to Exhibit 10.27 to the Registrant’s Annual Report on Form 10-K filed on August 29, 2024 (SEC File No 000-12933).
10.13	Third Amended and Restated Credit Agreement dated January 27, 2025, among Lam Research Corporation, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents and lenders listed therein, which is incorporated by reference to Exhibit 10.1 to the Registrant’s Current report on Form 8-K filed on January 29, 2025 (SEC File No. 000-12933).
10.14*	Form of Option Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933).
10.15*	Form of Market-Based Performance Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933).
10.16*	Form of Option Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933).
10.17*	Form of Option Award Agreement (International Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933).

Exhibit	Description
10.18*	Form of Market-Based Performance Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933).
10.19*	Form of Market-Based Performance Restricted Stock Unit Award Agreement (International Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933).
10.20*	Non-employee Director Compensation Program, as amended which is incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K filed on August 29, 2024 (SEC File No. 000-12933).
10.21*	Form of Restricted Stock Unit Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on January 30, 2023 (SEC File No. 000-12933).
10.22*	Form of Restricted Stock Unit Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2024 (SEC File No. 000-12933).
10.23*	Form of Restricted Stock Unit Agreement (International Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2024 (SEC File No. 000-12933).
10.24*	Form of Market-Based Performance Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2024 (SEC File No. 000-12933).
10.25*	Form of Market-Based Performance Restricted Stock Unit Award Agreement (International Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2024 (SEC File No. 000-12933).
10.26*	Form of Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on April 25, 2025 (SEC File No. 000-12933).
10.27*	Form of Restricted Stock Unit Award Agreement (International Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on April 25, 2025 (SEC File No. 000-12933).
10.28*	Form of Market-Based Performance Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on April 25, 2025 (SEC File No. 000-12933).
10.29*	Form of Market-Based Performance Restricted Stock Unit Award Agreement (International Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on April 25, 2025 (SEC File No. 000-12933).
10.30*	Lam Research Corporation 2025 Stock Incentive Plan which is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 6, 2025 (SEC file No. 000-12933).
10.31*	Form of Restricted Stock Unit Agreement (Board of Directors) - 2025 Stock Incentive Plan which is incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on January 29, 2026 (SEC File No. 000-12933).
10.32*	Form of Restricted Stock Unit Agreement - 2025 Stock Incentive Plan which is incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on January 29, 2026 (SEC File No. 000-12933).
10.33*	Form of Market-based Performance Restricted Stock Unit Agreement - 2025 Stock Incentive Plan which is incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on January 29, 2026 (SEC File No. 000-12933).
19.1	Insider Trading Policy.
21	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (See Signature page)
31.1	Rule 13a — 14(a) / 15d — 14(a) Certification (Principal Executive Officer)
31.2	Rule 13a — 14(a) / 15d — 14(a) Certification (Principal Financial Officer)
32.1	Section 1350 Certification — (Principal Executive Officer)
32.2	Section 1350 Certification — (Principal Financial Officer)
97.1	Policy for the Recovery of Erroneously Awarded Compensation which is incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K filed on August 29, 2024 (SEC File No. 000-12933).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit	Description
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

___

* Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2026

LAM RESEARCH CORPORATION
(Registrant)

By: /s/ Timothy M. Archer

Timothy M. Archer
President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

By signing this Annual Report on Form 10-K below, I hereby appoint each of Timothy M. Archer and Douglas R. Bettinger, jointly and severally, as my attorney-in-fact to sign all amendments to this Form 10-K on my behalf and to file this Form 10-K (including all exhibits and other related documents) with the Securities and Exchange Commission. I authorize each of my attorneys-in-fact to (1) appoint a substitute attorney-in-fact for himself and (2) perform any actions that he believes are necessary or appropriate to carry out the intention and purpose of this Power of Attorney. I ratify and confirm all lawful actions taken directly or indirectly by my attorneys-in-fact and by any properly appointed substitute attorneys-in-fact.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
Principal Executive Officer		
/s/ Timothy M. Archer Timothy M. Archer	President, Chief Executive Officer and Director	August 7, 2026
Principal Financial Officer		
/s/ Douglas R. Bettinger Douglas R. Bettinger	Executive Vice President and Chief Financial Officer	August 7, 2026
Principal Accounting Officer		
/s/ Christina C. Correia Christina C. Correia	Group Vice President and Chief Accounting Officer	August 7, 2026

Other Directors

Signatures	Title	Date	Signatures	Title	Date
/s/ Abhijit Y. Talwalkar Abhijit Y. Talwalkar	Chairman	August 7, 2026	/s/ John M. Dineen John M. Dineen	Director	August 7, 2026
/s/ Sohail U. Ahmed Sohail U. Ahmed	Director	August 7, 2026	/s/ Mark Fields Mark Fields	Director	August 7, 2026
/s/ Eric K. Brandt Eric K. Brandt	Director	August 7, 2026	/s/ Ho Kyu Kang Ho Kyu Kang	Director	August 7, 2026
/s/ Ita M. Brennan Ita M. Brennan	Director	August 7, 2026	/s/ Bethany J. Mayer Bethany J. Mayer	Director	August 7, 2026
/s/ Michael R. Cannon Michael R. Cannon	Director	August 7, 2026	/s/ Jyoti K. Mehra Jyoti K. Mehra	Director	August 7, 2026
/s/ Anirudh Devgan Anirudh Devgan	Director	August 7, 2026			

EXECUTIVE OFFICERS

Timothy M. Archer
President, Chief Executive Officer

Douglas R. Bettinger
Executive Vice President,
Chief Financial Officer

Seshasayee (Sesha) Varadarajan
Executive Vice President,
Chief Operating Officer

Neil J. Fernandes
Senior Vice President,
Global Customer Operations

Ava A. Harter
Senior Vice President,
Chief Legal Officer and Secretary

Vahid Vahedi, Ph.D.
Senior Vice President,
Chief Technology
and Sustainability Officer

Karthikeyan (Karthik) Rammohan, Ph.D.
Senior Vice President,
Global Operations
and Enterprise Solutions

202609-01808/5K

Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538

Phone: 1-510-572-0200
www.lamresearch.com